As filed with the Securities and Exchange Commission on August 3, 2010.

Registration No 333-167432

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 1
to
FORM S-1

REGISTRATION STATEMENT
UNDER THE SECURITIES ACT OF 1933

SPACE SYSTEMS/LORAL, INC.

(Exact name of registrant as specified in its charter)

Delaware	3663	23-1602217
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

Palo Alto, CA 94303
(800) 332-6490

(Address, including zip code, and telephone number,
including area code, of registrant’s principal executive offices)

John C. Celli
President
Space Systems/Loral, Inc.
Palo Alto, CA 94303
(800) 332-6490

(Name, address, including zip code, and telephone number,
including area code, of agent for service)

Copies to:

Maurice M. Lefkort, Esq. Willkie Farr & Gallagher LLP 787 Seventh Avenue New York, New York 10019 (212) 728-8000 Facsimile: (212) 728-9239	William J. Whelan, III, Esq. Cravath, Swaine & Moore LLP 825 Eighth Avenue New York, New York 10019 (212) 474-1000 Facsimile: (212) 474-3700

Approximate date of commencement of proposed sale to the public:

As soon as practicable after this Registration Statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box. ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐
Non-accelerated filer ☒	Smaller reporting company ☐
(Do not check if a smaller reporting company)

Title of Each Class of Securities To Be Registered	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee(3)
Common Stock, par value $0.01 per share	$100,000,000	$7,130

(1)	Estimated solely for purposes of determining the registration fee in accordance with Rule 457(o) under the Securities Act of 1933, as amended.
(2)	Includes shares of common stock that may be purchased by the underwriters to cover over-allotments, if any. See “Underwriting.”
(3)	Computed in accordance with Rule 457(o) under the Securities Act of 1933.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED             , 2010

      Shares

Space Systems/Loral, Inc.

Common Stock

We are selling       shares of our common stock. Prior to this offering, there has been no public market for our common stock. The initial public offering price of our common stock is expected to be between $       and $       per share. We intend to apply to have our common stock listed on the Nasdaq Stock Market under the symbol “  ”.

The underwriters have an option to purchase a maximum of     additional shares of our common stock to cover over-allotments.

Investing in our common stock involves a high degree of risk. See “Risk Factors” beginning on page 11.

	Price to Public	Underwriting Discounts and Commissions	Proceeds to Space Systems/Loral, Inc.
Per Share	$	$	$
Total	$	$	$

Delivery of the shares of common stock will be made on or about       , 2010.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Credit Suisse	J.P. Morgan

The date of this prospectus is       , 2010.

You should rely only on the information contained in this prospectus and any free writing prospectus we may specifically authorize to be delivered or to which we refer you. We have not authorized anyone to provide you with information that is different. This prospectus may only be used where it is legal to sell these securities. The information in this prospectus may only be accurate on the date of this prospectus.

Until     , 2010 (25 days after the date of this prospectus), all dealers that effect transactions in our common stock, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to unsold allotments or subscriptions.

SUMMARY

This summary highlights information contained elsewhere in this prospectus. This summary does not contain all of the information that you should consider before investing in our common stock. You should read the entire prospectus carefully together with our consolidated financial statements and the related notes appearing elsewhere in this prospectus before making an investment decision. This prospectus contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in such forward-looking statements as a result of certain factors, including those discussed in the “Risk Factors” and other sections of this prospectus.

Except as otherwise indicated herein or as the context otherwise requires, references in this prospectus to “SS/L,” “the Company,” “we,” “our” and “us” refer to Space Systems/Loral, Inc. and its direct and indirect subsidiaries. The term “Loral” refers to Loral Space & Communications Inc., the parent company of SS/L, together with its subsidiaries, other than SS/L, on a consolidated basis. “MHR” refers to MHR Fund Management LLC and its affiliated investment funds, certain of which are principal stockholders of Loral.

Overview

We are a leading designer, manufacturer and integrator of powerful satellites and satellite systems for commercial and government customers worldwide. Our design, engineering and manufacturing excellence has allowed us to develop a large portfolio of highly engineered, mission-critical satellites and secure a leading industry presence. This position, coupled with our technical innovation and record of reliability and customer support, provides us with the ability to produce satellites that meet a broad range of customer requirements for broadband internet service to the home, mobile video and internet service, broadcast feeds for television and radio distribution, phone service, civil and defense communications, direct-to-home television broadcast, satellite radio, telecommunications backhaul and trunking, weather and environment monitoring and air traffic control. In addition, we have applied our design and manufacturing expertise to produce spacecraft subsystems, such as batteries for the International Space Station, and to integrate government and other add-on missions on commercial satellites, which are referred to as hosted payloads.

As of December 2009, we had $1.6 billion in backlog for 19 satellites for customers including Intelsat Global S.A., SES S.A., Telesat Holdings Inc., Hispasat, S.A., EchoStar Corporation, Sirius-XM Satellite Radio, TerreStar Corporation, Asia Satellite Telecommunications Co. Ltd., Hughes Network Systems, LLC and ViaSat, Inc. For the year ended December 31, 2009, revenues, net income and Adjusted EBITDA were $1.0 billion, $33.7 million and $90.6 million, respectively. Adjusted EBITDA is a non-GAAP financial measure and is defined and reconciled to net income in the “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Adjusted EBITDA” and “— Reconciliation of Adjusted EBITDA to Net Income (Loss)” sections of this prospectus. As of March 31, 2010, our backlog was $1.4 billion for 19 satellites. For the three months ended March 31, 2010, revenues, net income and Adjusted EBITDA were $230.9 million, $1.8 million and $12.7 million, respectively. From April 1, 2010 to June 4, 2010, we have received three orders for new satellites, Satmex 8, Anik G1 and another commercial satellite on which we have been authorized to proceed pending final contract negotiations.

Since our inception, we have delivered more than 230 satellites, which have achieved more than 1,600 years of cumulative on-orbit service. Our satellite platform accommodates some of the world’s highest-power payloads for television, radio and multimedia broadcast. We are the only manufacturer to have produced to date high-power commercial satellites greater than 18-kW at end-of-life, or EOL. In addition, we are the first manufacturer to utilize a commercial ground-based beam forming, or GBBF, system, which allows ground system upgrades to adjust for changes in service usage. We are the only major manufacturer for the five-year period from 2005 through 2009 with no insurance claim payments for satellite hardware operational failures. This reliability record has been maintained with 61 geostationary satellites in operation as of May 2010.

Satellite demand is driven by fleet replacement cycles, increased video, internet and data bandwidth demand and new satellite applications. We expect our future success to derive from maintaining and expanding our share of the satellite construction contracts based on our engineering, technical and manufacturing leadership; our value proposition and record of reliability; the increased demand for new applications requiring high power and capacity satellites such as HDTV, 3-D TV and broadband; and

expansion of our governmental contracts based on our record of reliability and experience with fixed-price contract manufacturing. We also expect to benefit from the increased revenues from larger and more complex satellites. As such, increased revenues as well as system and supply chain management improvements should enable us to continue to improve our profitability.

Our products span the entire commercial market segment and our customers include satellite service operators across all satellite-based applications. Our highly flexible satellite platform accommodates a broad range of applications such as regional and spot-beam technology and hybrid systems that maximize the value of orbital slot locations. As a result, we are well-positioned for the next stage of our growth, including (i) additional satellites for our existing customers, (ii) satellites for new customers, both established and those developing new services and (iii) government satellites, both U.S. government, or USG, and non-USG, as well as government hosted payloads and space subsystems.

Products and Services

Our satellites and subsystem products provide satellite services, including direct-to-home television, digital audio radio, broadband internet, mobile satellite services and digital multimedia broadcasting.

Fixed Satellite Services.  Satellites providing fixed satellite services, or FSS, are used for a variety of different applications including broadcast feeds for television and radio distribution, network services, telephony and data communications between ground earth stations at fixed locations. We are the leading supplier of spacecraft for FSS operators worldwide, with more FSS Ku-band and C-band transponders in operation than any other manufacturer. Intelsat, the world’s largest FSS operator, operates more satellites procured from us than from any other single manufacturer, with our satellites constituting nearly half of its fleet.

Direct Broadcast Satellites.  Direct broadcast satellites transmit signals for direct television reception by subscribers using fixed receivers. We have built or have under construction 13 direct broadcast satellites for EchoStar/Dish and DIRECTV, more than any other manufacturer.

Mobile Broadcast Services.  Mobile broadcast services, or MBS, involve direct broadcast of audio and video signals to mobile devices, such as devices in cars and cellular telephones. Our leadership in assisting new ventures with innovative approaches and systems design led us to build more mobile broadcast satellites worldwide than any other single manufacturer, including satellites for the Sirius XM Satellite Radio fleet.

Broadband Services.  Broadband satellites transmit high-speed data and video directly to consumers and businesses. Our satellites currently provide internet access across North America and throughout Asia. In addition, we are constructing the next generation of satellites such as ViaSat-1 for ViaSat, Inc. and Jupiter 1 for Hughes Network Systems, LLC, that will significantly expand and improve satellite-related internet in the U.S. and Canada.

Mobile Satellite Services.  Mobile satellite services, or MSS, use satellites that provide communications services to portable wireless devices, such as cellular telephones. With our satellites for ICO and TerreStar, which are two of the largest commercial satellites currently on-orbit, we are a leader in providing satellites for next generation two-way mobile communications for voice, data and video.

Government Programs.  The U.S. and other governments use satellites for communications, reconnaissance, scientific research and exploration and military applications. We are addressing these needs through hosted payloads and through dedicated space systems.

Market Opportunity

As new communication technologies and services have proliferated over the past two decades, satellite capacity has become crucial to ensuring the bandwidth, quality and coverage that businesses, consumers and government organizations expect to support communications, video and internet applications. As of April 30, 2010, there were over 270 commercial communications GEO satellites on-orbit, 57 of which were built by us. The top 20 fleet operators account for 235 of the on-orbit satellites. Of the top 20 fleet operators, we have constructed satellites for 12 of the operators (51 of 168 satellites) and expect to expand to build for more top operators in the future.

Over the last five years, there have been 136 (27 average per year) commercial GEO satellite construction contracts awarded, of which we believe 107 (21 average per year) were potentially available to U.S. companies to bid. Approximately half of the satellites ordered in recent years came from the replacement of existing satellites that were nearing the end of their design life. According to Teal Group and Frost & Sullivan, approximately 18 to 21 commercial satellites will be launched each year for the next ten years, and we believe demand will exceed such forecasts.

In addition to the replacement of existing satellites, new demand for commercial satellites is expected to come from, among other sources:

•	consumer demand for data-rich services and new technologies, such as HDTV, 3-D TV, satellite radio, mobile phone, data and video services and internet access;
•	geographic expansion in emerging market countries, which do not have a fiber-based infrastructure and which have shown an increasing tendency to purchase their own satellites;
•	escalating bandwidth requirements across a range of applications including requirements from USG and other governments that may not be satisfied through traditional government procurement; and
•	the availability of new frequencies.

According to Euroconsult S.A., the number of satellite TV subscribers is projected to nearly double to 240 million by 2019, driven by the introduction of new technologies, such as HDTV, into new geographic areas and the emergence of new follow-on technologies, such as 3-D TV, in areas already served. In addition, consumer satellite broadband demand alone is projected by Euroconsult to exceed 10 million subscribers as compared to 1 million today, resulting in demand for 900 Gbps of new broadband capacity compared to only a few dozen Gbps today. Similarly, according to Euroconsult, demand for MSS is expected to grow rapidly, with 7 million MSS terminals projected to be in service by 2018, compared with 1.5 million today.

Additional demand for commercial satellites is expected to come from the growing utilization of commercial satellite capacity by governmental entities. For example, Futron estimates that between 20% and 33% of the USG’s total commercial satellite leases are already handled via SS/L manufactured satellites. We believe that the USG’s capacity requirements will continue to increase rapidly across various departments and branches of the government, including the U.S. military in the context of network-centric combat strategies, unmanned missions and data collection for intelligence and surveillance purposes. The USG’s use of commercial bandwidth may take the form of transponder leasing, dedicated satellite systems or hosted payloads that allow the USG to integrate proprietary payloads for specific missions onto third-party commercial satellites.

We believe that all of these factors will lead the commercial satellite market towards larger, higher-power platforms that have the ability to cover broader geographic areas while providing better quality and higher reliability of transmission. As the leading provider of high-power satellites with a proven track record of reliability, we believe that we are well positioned to capitalize on these opportunities.

Competitive Strengths

Our design, manufacturing and integration expertise, which we refer to as our industrial efficiency, allows us to sustain a high production volume of diverse, complex and generally large satellites that are delivered on a fixed-price basis with high reliability. Through hundreds of millions of dollars of investment in equipment, tools and proprietary processes and a strategically executed plan, our management, engineering and manufacturing staff has achieved a high level of efficiency across the entire systems and product design, development and manufacturing processes. These efficiencies have led us to a number of significant competitive strengths that differentiate us from our competitors, including:

Highly engineered products that serve a wide range of mission requirements.  We have the full spectrum of capabilities necessary to design, manufacture, integrate and test cost-competitive, end-to-end satellite communications systems. Each system represents a careful balancing of standard and unique payload technologies to meet the customer’s specific business objectives along with a tailored selection of largely standardized, modular and flexible platform components that optimally support the payload. Our 1300 satellite platform is a decades-proven, modular platform that can be scaled to accommodate up to 150 active transponders. This enables us to accommodate a broad range of requirements from smaller communication satellites to complex spot-beam satellites to larger mobile phone service satellites that utilize unfurlable antennas of up to 18 meters in diameter. Additionally, our spacecraft platform has the size and power generation capacity to accommodate hosted payloads, for USG and other add-on missions.

Industry leader in high-power satellites.  We are the only satellite manufacturer to have produced commercial, high-power satellites greater than 18-kW power generation at EOL that are currently on-orbit. High-power satellites allow our customers to use the Ku-band and the underutilized Ka-band to cover a broader geographic area with more signal strength and with a greater number of beams. We have 12 satellites with power at EOL greater than 18-kW either launched or currently under construction, and we believe our customers will increasingly seek to purchase high-power satellites.

Strong customer relationships.  Our customer relationships are extensive, dating back decades in some cases. We possess an extensive list of customers, including most of the world’s largest fixed satellite services providers such as Intelsat Global S.A., SES S.A. and Telesat Holdings Inc., direct broadcast customers such as DIRECTV and EchoStar Corporation, mobile broadcast service providers such as Sirius XM, internet service providers such as ViaSat, Inc. and Hughes Network Systems, LLC and MSS operators such as TerreStar Corporation and ICO Global Communications (Holdings) Limited. For a single satellite, our relationships typically span three years during the proposal, design and manufacturing phases and more than 15 years of on-orbit support during the satellite’s life. Our customers routinely maintain offices on our campus and live in the local community during the design and manufacturing phase. Our customers know that when they contract with us, from the design process through the manufacturing phase, we will be focused on jointly and openly developing technical approaches meeting the customer’s unique requirements at a competitive price.

Knowledgeable and experienced management and workforce.  We possess a highly experienced management team with an average of greater than 20 years of satellite industry experience. Additionally, 42% of our engineering and manufacturing staff have over 25 years of satellite industry experience. The collocation of all personnel in the heart of Silicon Valley provides a unique efficiency in creating cross-functional teams to quickly and efficiently solve technical challenges that can arise during the design, manufacturing and operation of a satellite. In addition, by collaborating with local universities, NASA Ames and other high technology institutions and enterprises, we are able to better mentor our employees and identify and train our company’s future leaders. This, along with a relatively balanced age distribution, helps us maintain an employee base that can continue to extend our culture of innovation and efficient design into the future.

Proven track record of satellite innovation and reliability.  We believe that our record of innovation and reliability gives us an advantage in competing for new satellite manufacturing contract awards. In the past 10 years, we have maintained better than 99% on-orbit transponder availability. In total, our satellites have logged more than 1,600 years of on-orbit services with more than one-third of those years achieved by spacecraft providing service beyond their design life. We have developed new technologies, including very high-power satellites, ground-based beam forming, lithium-ion batteries, large lightweight antennas, multiplexers, advanced composite materials and the use of electronic propulsion systems. We are able to achieve this innovation and reliability due to our designs, which are based on modular building blocks that accommodate incremental technology improvements enabling us to enhance capabilities while significantly reducing the risk in our new products and processes.

Our Strategy

Our strategy is to expand our leadership position in the development, design and manufacturing of satellite systems by leveraging our proven ability to provide the best value system solutions to achieve growth by maintaining and winning business from current customers, expanding our commercial and government customer base, identifying new markets and applications for our technologies and continuing to improve profitability through production efficiency and cost control. We intend to pursue the following strategies to attain this goal:

Maintain our industry leading position through continued product leadership and technological advancement.  We design and manufacture satellites meeting all the requirements of current technical transmission applications: video, voice, data and broadband, and we are at the forefront of developing high-power satellites and technical solutions to enable emerging applications, such as mobile video services, facilitating our customers’ ability to provide leading edge services to end-users. We leverage our operational excellence, proven platform capable of serving a wide range of requirements, and customer-focused culture to meet the increasing consumer demand for satellite services, including direct video broadcast and distribution services, digital multimedia communications and direct delivery to handheld mobile devices. We intend to continue that leadership through technological investment and ongoing advancements using our ability to go beyond 25-kW total spacecraft EOL power.

Widen our commercial customer base while driving growth through provision of new applications to existing customers.  We have deep, long-term customer relationships with most of the major satellite customers in the world. Leveraging our product leadership, history of technical innovation and customer intimacy, we are well positioned to provide even more capable satellites to our existing customers, particularly in the areas of internet services, mobile services to the phone and further development of video broadcast for HDTV and 3-D TV using underdeveloped frequency bands. In addition, we have been developing our relationships with the few major satellite operators who have historically not been our customers, with the goal of obtaining new satellite awards. For example, we have been awarded several satellite contracts from SES S.A. and AsiaSat since 2006, neither of which had previously been our customer. We also have a history of utilizing our experience in conjunction with new operators to develop new applications, such as mobile satellite services. Going forward, we will continue to leverage our entrepreneurial culture to win new customers and penetrate growing markets.

Expand our government business.  As a leading manufacturer of commercial satellites, we believe we are well positioned to win USG and other government satellite contracts. Given the focus by the USG on its procurement process, we believe that our experience as a manufacturer of fixed-price contracts provides us with an advantage over the traditional cost-plus government satellite providers. To capture government work we have a multi-faceted strategy, including hosted payloads, development and design of space subsystems and dedicated satellites. Our strategy leverages the proven capability and reliability of the 1300 satellite platform and our track record of delivering multiple, complex satellites to commercial customers on a fixed-price basis to meet the needs of the USG and other governments.

Continued improved profitability through production efficiency and cost control.  We have a plan to continue to improve profitability by focusing on front-end system and subsystems designs, supply-chain management, schedule integrity and productivity metrics to better our production processes. We believe these initiatives will drive sustainable margin improvements without creating additional costs to customers or schedule erosion.

Risks Associated With Our Business

In executing our business strategy, we face significant risks and uncertainties, which are highlighted in “Risk Factors,” immediately following this summary, and include, but are not limited to, the following:

•	Our revenues and profitability may be adversely affected by the sustained global financial downturn, and negative global economic conditions may have a material effect on us, our customers and suppliers.
•	The satellite manufacturing market is highly competitive.
•	The cyclicality of our end-user markets could have a material adverse effect on our financial results.
•	We may forfeit payments from customers as a result of satellite failures or losses after launch, and these losses may be uninsured.
•	Our industry is characterized by technological change and if we cannot continue to develop, manufacture and market innovative satellite applications that meet customer requirements our sales may suffer.
•	Many of our contracts with our customers include performance incentives in the form of orbital receivables that subject us to risk.
•	It is possible that our satellites will not be successfully developed or manufactured.
•	Certain of our on-orbit satellites have known performance issues.
•	Our major customers account for a sizable portion of our revenue, and the loss of, or a reduction in, orders from these customers could result in a decline in revenues.
•	Our future results of operations are dependent on the growth in our customers’ businesses and on our ability to sell to new customers.
•	Our contracts are subject to adjustments, cost overruns and termination.
•	A dispute could arise relating to a satellite in construction.
•	Certain of our customers are highly leveraged and may not fulfill their contractual payment obligations with us.
•	Many of our costs are fixed and we may not be able to cut costs sufficiently to maintain profitability in the event of a downturn in our business.
•	The availability of facility space and qualified personnel may affect our ability to perform our contracts in a timely and efficient manner.
•	The loss of executive officers and our inability to retain other key personnel could materially adversely affect our operations.
•	Our ability to obtain certain satellite construction contracts depends, in part, on our ability to provide the customer with financing.
•	We rely on certain key suppliers whose failure or delayed performance could adversely affect us.
•	We face risks in conducting business internationally and are subject to risks that may have a material adverse effect on our results of operations.
•	We rely on patents, and infringement by us of third-party patents would increase our costs, and third parties may challenge our patents.
•	Our operations are subject to business interruptions and casualty losses.
•	We rely on our information technology systems to manage numerous aspects of our business and a disruption of these systems could adversely affect our business.

•	We are subject to U.S. and foreign laws and regulations, including U.S. export control and economic sanctions laws, which may result in delays, lost business and additional costs, and any changes in any of these laws and regulations may have a material and adverse effect on our business and results of operations.
•	Loral, our controlling stockholder, and its affiliates will be able to influence matters requiring stockholder approval, which may result in conflicts of interest and could discourage the purchase of our outstanding shares at a premium.
•	There is no existing market for our common stock, and an active trading market for our stock may not develop and you may not be able to sell your common stock at or above the initial public offering price.

Corporate Information

Our headquarters and substantially all of our operations are located in Palo Alto, California. Our principal executive offices are at 3825 Fabian Way, Palo Alto, CA 94303, and our telephone number at this location is (650) 852-6800. Our website address is www.sslloral.com. The information contained in or connected to our website is not a part of this prospectus. As of the date of this prospectus, all of the common stock of Space Systems/Loral, Inc., the issuer of the common stock offered hereby, is owned by Loral Space & Communications Holdings Corporation, a direct wholly-owned subsidiary of Loral. After consummation of this offering, Loral will beneficially own greater than 80% of our common stock. As of March 31, 2010, various funds affiliated with MHR held approximately 39.9% of the outstanding voting common stock of Loral as well as all issued and outstanding shares of Loral non-voting common stock, which, when taken together, represent approximately 59.0% of the common equity of Loral as of March 31, 2010.

Conflicts of Interest

Prior to this offering, all of our outstanding common stock was owned by Loral. Loral will continue to own a majority of our outstanding common stock immediately following completion of this offering. Prior to this offering we had, and after this offering we will continue to have, numerous commercial and contractual arrangements with affiliates of Loral. See the sections entitled “Risk Factors — Risks Relating to Our Relationship with Loral,” “Use of Proceeds,” “Certain Relationships and Related Party Transactions” and “Underwriting.”

The Offering

Issuer
Space Systems/Loral, Inc.
Common stock offered
shares.
Underwriters’ over-allotment option to purchase additional common stock
Up to shares.
Common stock outstanding before this offering
shares.
Common stock to be outstanding immediately following this offering shares.
Use of proceeds
We estimate that our net proceeds from this offering will be approximately $ million.
We expect to use the net proceeds from the sale of shares of our common stock pursuant to this prospectus and the net proceeds from the exercise, if any, of the underwriters’ over-allotment option for working capital and other general corporate purposes. See “Use of Proceeds.”
Risk factors
See “Risk Factors” on page 11 of this prospectus for a discussion of factors you should carefully consider before deciding to invest in our common stock.
Dividend policy
We do not anticipate declaring or paying any regular cash dividends on our common stock in the foreseeable future. Any payment of cash dividends on our common stock in the future will be at the discretion of our Board of Directors and will depend upon our results of operations, earnings, capital requirements, financial condition, future prospects, contractual restrictions, and other factors deemed relevant by our Board of Directors.
Proposed Nasdaq Stock Market symbol
“ ”.
Stock Split
Prior to the closing of this offering we will effect a to split of our common stock.

The number of shares to be outstanding after this offering is based on       shares of common stock outstanding as of       , 2010 and the       shares of common stock being sold by us in this offering, and assumes no exercise by the underwriters of their option to purchase shares of our common stock in this offering to cover over-allotments, if any.

As of the date of this prospectus, and prior to giving effect to this offering, all of our common stock is owned by Loral Space & Communications Holdings Corporation, a direct wholly-owned subsidiary of Loral. After consummation of this offering, Loral will beneficially own     % of our common stock.

Unless we specifically state otherwise, the information in this prospectus assumes:

•	an initial public offering price of $ per share, the mid-point of the offering range set forth on the cover page of this prospectus; and
•	the underwriters do not exercise their over-allotment option.

Summary Historical Consolidated Financial and Other Data

The following table presents our summary historical consolidated financial data, as of the dates and for the periods indicated. The summary historical consolidated financial data for the fiscal years ended December 31, 2007, 2008 and 2009 and as of December 31, 2008 and 2009, have been derived from our audited consolidated financial statements included elsewhere in this prospectus. The summary historical balance sheet data as of December 31, 2007 have been derived from our audited consolidated balance sheet not included in this prospectus. The summary historical consolidated financial data for the three months ended March 31, 2009 and 2010 and as of March 31, 2010 have been derived from our unaudited condensed consolidated financial statements included elsewhere in this prospectus.

You should read the summary financial and other data set forth below along with the sections in this prospectus entitled “Selected Consolidated Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and related notes included elsewhere in this prospectus.

	Year Ended December 31,			Three Months Ended March 31,
	2007	2008	2009	2009	2010
	(In thousands, except per share amounts)
Statements of Operations Data:
Revenues(1)	$814,315	$881,447	$1,008,684	$216,447	$230,854
Operating income (loss)(2)	(25,812)	(232,592)	29,423	(3,155)	(252)
Income (loss) before income taxes	(5,605)	(225,142)	35,074	(2,526)	2,128
Income-tax (provision) benefit	209	(15)	(1,413)	69	(347)
Net income (loss)	(5,396)	(225,157)	33,661	(2,457)	1,781
Basic and diluted income (loss) per share	$(1,349)	$(56,289)	$8,415	$(614)	$445
Basic and diluted weighted average shares outstanding	4	4	4	4	4
Cash Flow Data:
Provided by (used in) operating activities	$(31,052)	$(179,107)	$149,073	$62,384	$(15,677)
Provided by (used in) investing activities	62,741	(47,372)	(26,416)	(7,863)	(7,223)
Provided by (used in) financing activities	—	102,372	(55,000)	(55,000)	—
Other Financial Data:
Capital expenditures	$40,772	$53,883	$26,426	$7,868	$7,223
Depreciation, amortization and stock-based compensation(3)	36,359	38,647	44,204	9,930	9,505
Corporate management expenses and fees	23,932	10,798	16,939	3,662	3,478
Adjusted EBITDA(4)	34,479	45,055	90,565	10,437	12,730
Balance Sheet Data (at period end):
Cash and cash equivalents	$183,810	$59,703	$127,360		$104,460
Current assets	402,303	403,886	414,868		408,175
Long-term receivables	131,567	178,675	236,505		251,248
Goodwill	228,304	—	—		—
Total assets	963,959	803,945	869,177		873,333
Current liabilities	382,283	349,635	450,228		452,698
Long-term liabilities	169,331	237,338	233,939		232,573
Debt, including current portion	—	55,000	—		—
Total liabilities	551,614	641,973	684,167		685,271
Total shareholder’s equity	412,345	161,972	185,010		188,062

(1)	Includes revenues from affiliates of $74.5 million, $95.9 million and $107.4 million for the years ended December 31, 2007, 2008 and 2009, respectively, and $28.2 million and $24.1 million for the three months ended March 31, 2009 and 2010, respectively.
(2)	During 2008, we recorded a goodwill impairment charge of $228.2 million.

(3)	Includes non-cash stock-based compensation of $3.7 million, $2.6 million and $4.5 million for the years ended December 31, 2007, 2008 and 2009, respectively, and $0.7 million and $0.8 million for the three months ended March 31, 2009 and 2010, respectively.
(4)	We define Adjusted EBITDA as operating income (loss) before depreciation, amortization and stock-based compensation (including stock-based compensation from our phantom stock appreciation rights expected to be settled in Loral common stock), corporate management expenses and fees and impairment of goodwill. We use Adjusted EBITDA as a measure of profit or loss to evaluate our operating performance, to determine the affordability of discretionary spending, including capital expenditures, to measure performance for incentive compensation programs and to evaluate future growth opportunities. Adjusted EBITDA as used here may not be comparable to similarly titled measures reported by our competitors. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Adjusted EBITDA” and “— Reconciliation of Adjusted EBITDA to Net Income (Loss)” for a reconciliation of Adjusted EBITDA to net income.

RISK FACTORS

Investing in our common stock involves a high degree of risk. You should carefully consider the risks described below, together with the other information contained in this prospectus, before making your decision to invest in shares of our common stock. The risks and uncertainties described below are not the only ones facing our company. Additional risks and uncertainties not presently known to us, or that we currently deem immaterial, may also impair our business operations. We cannot assure you that any of the events discussed in the risk factors below will not occur. These risks could have a material and adverse effect on our business, results of operations, financial condition and cash flows. If that were to happen, the trading price of our common stock could decline, and you could lose all or part of your investment.

Risks Relating to Our Business

Our revenues and profitability may be adversely affected by the sustained global financial downturn, and negative global economic conditions may have a material adverse effect on us, our customers and suppliers.

Since the end of 2007, worldwide economic conditions have deteriorated significantly, affecting the global financial markets and causing significant reductions in available capital and liquidity from banks and other providers of credit, substantial reductions in equity and currency values in financial markets and extreme volatility in credit, equity and fixed income markets and general economic uncertainty. Although the markets started improving in late 2009, continuing adverse global economic conditions may materially and adversely affect us due to the potential insolvency of suppliers and customers, inability of customers to obtain financing for their satellites, decreased customer demand, delays in supplier performance and contract terminations. Our customers may not have access to capital or a willingness to spend capital on our satellites, or their levels of cash liquidity with which to pay for satellites they have ordered from us may be adversely affected. Further, the economic downturn may adversely affect our suppliers’ access to capital and liquidity with which to maintain their inventories, production levels or product quality, which could cause them to raise prices or cease operations. If global economic conditions remain uncertain or deteriorate further, we may experience a material adverse effect on our business, results of operations and financial condition. These potential effects of the current financial situation are difficult to forecast and mitigate.

The satellite manufacturing market is highly competitive.

We compete with companies such as Lockheed Martin, Boeing and Orbital Sciences in the United States, Thales, Alenia Space and EADS Astrium in Europe and Mitsubishi Electric Corp. in Japan. We also expect that in the future we will compete with emerging low-cost competitors in India, Russia and China. Many of our competitors are larger and have substantially greater resources than we do. Furthermore, it is possible that other domestic or foreign companies or governments, some with greater experience in the space industry and many with greater financial resources than we possess, could seek to produce satellites that could render our satellites less competitively viable. Some of our foreign competitors currently benefit from, and others may in the future benefit from, subsidies from or other protective measures by their home countries or government-supported financing of customer purchases and the ability to avoid U.S. export controls.

Our financial performance is dependent on our ability to generate a sustainable order rate and to continue to increase our backlog. This can be challenging and may fluctuate on an annual and quarterly basis as the number of satellite construction contracts varies and is difficult to predict. Furthermore, the satellite manufacturing industry has suffered from substantial overcapacity worldwide for a number of years, resulting in competitive pressure on pricing and other material contractual terms, such as those allocating risk between the manufacturer and its customers. Buyers, as a result, have had the advantage over suppliers in negotiating prices, terms and conditions, resulting in reduced margins and increased assumption of risk by manufacturers, including us.

The cyclicality of our end-user markets could have a material adverse effect on our financial results.

Many of the end markets we serve have historically been cyclical and have experienced periodic downturns. The factors leading to, and the severity and length of, a downturn are difficult to predict and it is possible that we will not appropriately anticipate changes in the underlying end markets we serve. It is also difficult to predict whether any increased levels of business activity will continue as a trend into the future. If we fail to anticipate changes in the end markets we serve, our business, results of operations and financial condition could be materially adversely affected.

We may forfeit payments from customers as a result of satellite failures or losses after launch, and these losses may be uninsured.

Most of our satellite construction contracts permit our customers to pay a portion of the purchase price for the satellite over time, subject to the continued performance of the satellite, referred to as orbital receivables. Since these orbital receivables could be affected by future satellite performance, we may not be able to collect all or a portion of these receivables. See “— Our contracts are subject to adjustments, cost overruns and termination.” We generally do not insure for these orbital receivables and, in some cases, agree with our customers not to insure them.

We record the present value of orbital receivables as revenue during the construction of the satellite, which is typically two to three years. We generally receive the present value of these orbital receivables if there is a launch failure or a failure caused by customer error. We forfeit some or all of these payments, however, if the loss is caused by satellite failure or as a result of our own error.

Some of our contracts provide for penalty payments to the customer under certain circumstances or that a portion of the price paid by the customer is subject to warranty payback, which means that in the event satellite anomalies develop after launch, we would owe the customer a specified penalty payment. We do not insure these contingent liabilities. We have recorded reserves in our financial statements based on current estimates of our warranty liabilities. There is no assurance that our actual liabilities to our customers in respect of these warranty liabilities will not be greater than the amount reserved.

Our industry is characterized by technological change, and if we cannot continue to develop, manufacture and market innovative satellite applications that meet customer requirements our sales may suffer.

The satellite manufacturing industry is characterized by technological developments necessary to meet changing customer demand for complex and reliable services. We need to invest in technology to meet our customers’ changing needs. Technological development is expensive and requires long lead time. It is possible that we may not be successful in developing new technology or that the technology we are successful in developing may not meet the needs of our customers or potential new customers. Our competitors may also develop technology that better meets our customers’ needs, which may cause our customers or potential new customers to buy satellites from our competitors rather than us.

Many of our contracts with our customers include performance incentives in the form of orbital receivables that subject us to risk.

In many of our satellite construction contracts a portion of the contract value (typically about 10%) is paid to us, usually monthly, by the customer over the life of the satellite (typically 15 years). We record orbital receivables in long-term receivables on our balance sheet. Receipt of these orbital receivables is contingent upon the on-orbit performance of the satellite in accordance with the agreed upon contractual specifications. Although we set aside a reserve for performance issues, since receipt of the orbital receivables could be affected by the satellite’s future performance, such payments are at risk during the life of the satellite and may not be collected. In addition to performance of the satellite, there can be no assurance that a customer will not delay payment of an orbital receivable to, or seek financial relief from, us if such customer has financial difficulties. Nonpayment of an orbital receivable by a customer for performance or other reasons could have a material adverse effect on our cash flows. In addition, if our customers fall behind or default on payments to us of orbital receivables, our liquidity will be adversely affected.

It is possible that our satellites will not be successfully developed or manufactured.

The satellites we develop and manufacture are technologically advanced and complex and sometimes include novel systems that must function in highly demanding and harsh environments. From time to time, we experience failures or cost overruns in developing and manufacturing our satellites, delays in delivery and other operational problems. Some of our satellite contracts impose monetary penalties on us for delays and for performance difficulties, which penalties could be significant and have a material adverse effect on our financial condition.

Certain of our on-orbit satellites have known performance issues.

Component failure is not uncommon in complex satellites. Costs resulting from component failure may result in warranty expenses, loss of orbital receivables and/or additional loss of revenues due to the postponement or cancellation of subsequently scheduled operations or satellite deliveries and may have a material adverse effect on our financial condition and results of operations. Negative publicity from satellite failures may also impair our ability to win new contracts from existing and new customers.

Some satellites we have built have experienced minor losses of power from their solar arrays. Thirty of our satellites currently on-orbit have experienced partial losses of power from their solar arrays. In the event of additional power loss, the extent of the performance degradation, if any, will depend on numerous factors, including the amount of the additional power loss, the level of redundancy built into the affected satellite’s design, when in the life of the affected satellite the loss occurred, how many transponders are then in service and how they are being used. A partial or complete loss of a satellite could result in an incurrence of warranty payments by, or a loss of orbital receivables to, us. Although we have implemented remediation measures that we believe will reduce this type of anomaly for satellites launched after June 2001, it is possible that one or more will experience an additional power loss that could lead to a loss of transponder capacity and performance degradation.

Our major customers account for a sizable portion of our revenues, and the loss of, or a reduction in, orders from these customers could result in a decline in revenues.

A sizable portion of our revenue is derived from a limited number of customers and we expect that our results of operations in the foreseeable future will continue to depend on our ability to continue to service such customers. It is possible that any of our major customers could cease entering into satellite construction contracts with us or could significantly reduce or delay the number of satellites that it orders and purchases from us. The loss of, or a reduction in, orders from any major customer could cause a decline in our overall revenue and have a material adverse effect on our business, results of operations and financial condition.

Our future operating results are dependent on the growth in our customers’ businesses and on our ability to sell to new customers.

Our growth is dependent on the growth in the sales of our customers’ services as well as the development by our customers of new services. If we fail to anticipate changes in our customers’ businesses and their changing needs, or successfully identify and enter new markets, our results of operations and financial position could be adversely affected. The markets we serve may not grow in the future and we may not be able to maintain adequate gross margins or profits in these markets. A decline in demand in one or several of our customers’ end-user markets could have a material adverse effect on the demand for our satellites and have a material adverse effect on our business, results of operations and financial condition.

Our contracts are subject to adjustments, cost overruns and termination.

Our major contracts are firm fixed-price contracts under which work performed and products shipped are paid for at a fixed-price without adjustment for actual costs incurred. While cost savings under these fixed-price contracts result in gains to us, cost increases result in reduction of profits or increase of losses, borne solely by us. Under such contracts, we may receive progress payments, or we may receive partial payments upon the attainment of certain program milestones. If performance on these milestones is delayed, our receipt of the corresponding payments will also be delayed. As the prime contractor, we are generally liable to our customer for schedule delays and other non-performance by our suppliers, which may be largely outside of our control.

Non-performance may increase costs and subject us to damage claims from customers and termination of the contract for our default. Our contracts contain detailed and complex technical specifications to which the satellite must be built. It is very common that satellites built by us do not conform in every single aspect to, and contain a small number of minor deviations from, the technical specifications. In the case of more significant deviations, however, we may incur increased costs to bring the satellite within or close to the contractual specifications or a customer may exercise its contractual right to terminate the contract for default. In some cases, such as when the actual weight of the satellite exceeds the specified weight, we may incur a predetermined penalty with respect to the deviation. Our failure to deliver a satellite to our customer by the specified delivery date, which may result from factors beyond our control, such as delayed performance or non-performance by the subcontractors or failure to obtain necessary governmental licenses for delivery, would also be harmful to us unless mitigated by applicable contract terms, such as excusable delay. As a general matter, our failure to deliver beyond any contractually provided grace period would result in our incurrence of liquidated damages, which may be substantial, and if we are still unable to deliver the satellite upon the end of the liquidated damages period, the customer will generally have the right to terminate the contract for default. If a contract is terminated for default, we would be liable for a refund of customer payments made to date, and could also have additional liability for excess re-procurement costs and other damages incurred by our customer, although we would own the satellite under construction and attempt to recoup any losses through resale to another customer. A contract termination for default could have a material adverse effect on our business.

In addition, many of our contracts may be terminated for convenience by the customer. In the event of such a termination, we are normally entitled to recover the purchase price for delivered items, reimbursement for allowable costs for work in process and an allowance for profit or an adjustment for loss, depending on whether completion of the project would have resulted in a profit or loss; however, there is no guarantee that any such recovery will be obtained.

A dispute could arise relating to a satellite in construction.

We and one of our customers, EchoStar Corporation (“EchoStar”), have agreed to suspend final construction of a satellite pending, among other things, further analysis relating to efforts to meet the satellite performance criteria or confirmation that alternative performance criteria would be acceptable. In May 2010, we provided EchoStar, at its request, with a proposal to complete construction and prepare the satellite for launch under the current specifications. There can be no assurance that a dispute will not arise with EchoStar as to whether the satellite meets its technical performance specifications or in the situation where a dispute does arise that SS/L would prevail. Failure to resolve such dispute, or future disputes with this or other customers, in a timely and cost-efficient manner could have a material adverse effect on our financial condition.

Certain of our customers are highly leveraged and may not fulfill their contractual payment obligations with us.

We have certain commercial customers that are either highly leveraged or in the development stage that are not fully funded. There is a risk that these customers will be unable to meet their payment obligations to us under their satellite construction contracts. This risk is increased due to current economic conditions. For example, in 2009, two of our customers, ICO and ProtoStar Ltd., or ProtoStar, filed for chapter 11 bankruptcy protection. For further detail about the effect of these bankruptcies on us, see Note 12 to our consolidated financial statements as of and for the year ended December 31, 2009. In the event that any of our customers encounter financial difficulties and fail to pay us, our cash flows and liquidity may be materially and adversely effected. We may not be able to mitigate these effects because we manufacture satellites to each customer’s specifications and generally purchase material in response to customer orders.

Moreover, most of our satellite contracts include orbital receivables, and certain of our satellite contracts may require us to provide vendor financing to our customers, or a combination of these contractual terms. To the extent that our contracts contain orbital receivables provisions or we provide vendor financing to our customers, our financial exposure is further increased. In some cases, these arrangements are provided to (i) customers that are new companies, (ii) companies in the early stages of building new businesses or (iii) highly leveraged companies, in some cases, with near-term debt maturities. These companies or their businesses may not be successful and, accordingly, they may not be able to fulfill their payment obligations under their contracts with us.

Many of our costs are fixed and we may not be able to cut costs sufficiently to maintain profitability in the event of a downturn in our business.

We are a large-scale systems integrator, requiring a large staff of highly skilled and specialized workers, as well as specialized manufacturing and test facilities in order to perform under our satellite construction contracts. In order to maintain our ability to compete as one of the prime contractors for technologically advanced space satellites, we must continuously retain the services of a core group of specialists in a wide variety of disciplines for each phase of the design, development, manufacture and testing of our products. This reduces our flexibility to reduce workforce costs in the event of a slowdown or downturn in our business. In addition, the manufacturing and test facilities that we own or lease under long-term agreements are fixed costs that cannot be adjusted quickly to account for significant variance in production requirements or economic conditions.

The availability of facility space and qualified personnel may affect our ability to perform our contracts in a timely and efficient manner.

We have won a number of satellite construction contracts over the last few years and, as a result, our backlog has expanded significantly. In order to complete construction of all the satellites in backlog and to enable future growth, we have modified and expanded our manufacturing facilities to accommodate as many as nine to 13 satellite construction awards per year, depending on the complexity and timing of the specific satellites, and we can accommodate the integration and testing of 13 to 14 satellites at any given time in our Palo Alto facility. However, due to scheduling requirements, we rely on outside suppliers for certain critical production and testing activities, such as thermal vacuum testing. It is possible that such outside suppliers will not be able to accommodate our scheduling requirements, which may cause us to incur additional costs or fail to meet contractual delivery deadlines. Further, we may not be able to hire or retain enough employees with the requisite skills and training and, accordingly, we may not be able to perform our contracts as efficiently as planned or grow our business to the planned level.

The loss of executive officers and our inability to retain other key personnel could materially adversely affect our operations.

The departure of any of our executive officers and our inability to retain other key employees, including personnel with security clearances for classified work and highly skilled engineers and scientists, could have a material adverse effect on our operations.

Our ability to obtain certain satellite construction contracts depends, in part, on our ability to provide the customer with financing.

In the past, we have provided partial financing to customers to enable us to win certain satellite construction contracts. The financing has typically been in the form of orbital receivables, vendor financing and/or loans by us and direct investments by Loral in the customer or the satellite. Our credit agreement limits our ability to provide customers with financing. If we are unable to provide financing to a customer, we could lose the satellite construction contract to a competitor that could provide financing. See above “— The satellite manufacturing market is highly competitive.”

We rely on certain key suppliers whose failure or delayed performance could adversely affect us.

To build our satellites, we rely on suppliers, some of which are competitors of ours, to provide us with certain component parts. The number of suppliers capable of providing these components is limited, and, in some cases, the supplier is a sole source, based upon the unique nature of the product or the customer requirement to procure components with proven flight heritage. These suppliers are not all large, well-capitalized companies, and to the extent they experience financial difficulties, their ability to timely deliver components that satisfy our customer’s contract requirements could be impaired. In the past, our performance under our construction contracts with our customers has been adversely affected because of a supplier’s failure or delayed performance. As discussed above under “— Our contracts are subject to adjustments, cost overruns and termination,” a failure by us to meet our contractual delivery requirements could give rise to liquidated damage payments by us or could cause a customer to terminate its construction contract with us for default.

We face risks in conducting business internationally and are subject to risks that may have a material adverse effect on our results of operations.

For the year ended December 31, 2009, approximately 46% of our revenues were generated from customers outside of the United States. We could be harmed financially and operationally by changes in foreign regulations and telecommunications standards, tariffs or taxes and other trade barriers that may be imposed on our services or by political and economic instability in the countries in which we conduct business. Almost all of our contracts with foreign customers require payment in U.S. dollars, and customers in developing countries could have difficulty obtaining U.S. dollars to pay us due to currency exchange controls and other factors. Also, if we need to pursue legal remedies against our foreign business partners or customers, we may have to sue them abroad where it could be difficult for us to enforce our rights.

We sell certain of our communications satellites and other products to non-U.S. customers. We also procure certain key product components from non-U.S. vendors. International contracts are subject to numerous risks that may have a material adverse effect on our operating results, including:

•	political and economic instability in foreign markets;
•	restrictive trade policies of the U.S. government and foreign governments;
•	inconsistent product regulation by foreign agencies or governments;
•	imposition of product tariffs and burdens;
•	the cost of complying with a variety of U.S. and international laws and regulations, including regulations relating to import-export control;
•	the complexity and necessity of using non-U.S. representatives and consultants;
•	inability to obtain required U.S. or foreign country export licenses; and
•	foreign currency exposure. See “ — Financial Risks — We are exposed to foreign currency exchange rate risks that could have a material adverse effect on our business, results of operations or financial condition.”

We rely on patents, and infringement by us of third-party patents would increase our costs, and third parties may challenge our patents.

We rely, in part, on patents and industry expertise to develop and maintain our competitive position. At December 31, 2009, we held 170 patents in the United States and had applications for nine patents pending in the United States. Our patents include those relating to communications, station keeping, power control systems, antennae, filters and oscillators, phased arrays and thermal control as well as assembly and inspection technology. Our patents that are currently in force expire between 2010 and 2025. There is a risk that competitors could challenge or infringe our patents. It is also possible that we will infringe current or future third-party patents or third-party trade secrets. In the event of infringement, we could be required to pay royalties to obtain a license from the patent holder or refund money to customers for components that are not useable or redesign our products to avoid infringement, all of which would increase our costs. We could also be subject to injunctions prohibiting us from using components. We may also be required under the terms of our customer contracts to indemnify our customers for damages relating to infringements.

For example, one third party has asserted that we are infringing certain pending patent applications. To the extent patents are issued to such third party in a form that covers the technology we use to manufacture satellites, and such patents are found to be valid, we could be enjoined from using such technology and may be required to either take a license under or design around such patents.

Our operations are subject to business interruptions and casualty losses.

Our business is subject to numerous inherent risks, particularly unplanned events such as inclement weather, explosions, fires, earthquakes, terrorist acts, other accidents, equipment failures and transportation interruptions. While our insurance coverage could offset losses relating to some of these types of events, to the extent any such losses are not covered by our insurance, it could have a material adverse effect on our business, results of operations and financial condition.

We rely on our information technology systems to manage numerous aspects of our business and a disruption of these systems could adversely affect our business.

Our information technology, or IT, systems are an integral part of our business. We depend on our IT systems and software applications we have developed internally for scheduling, sales order entry, purchasing, materials management, accounting and production functions. Some of our systems are not fully redundant, and our disaster recovery planning does not account for all eventualities. A serious disruption to our IT systems could significantly limit our ability to manage and operate our business efficiently, which in turn could have a material adverse effect on our business, results of operations and financial condition.

We are subject to U.S. and foreign laws and regulations, including U.S. export control and economic sanctions laws, which may result in delays, lost business and additional costs, and any changes in any of these laws and regulations may have a material and adverse effect on our business and results of operations.

Our industry is highly regulated due to the sensitive nature of satellite technology. It is possible that the laws and regulations governing our business and operations will change in the future. There may be a material adverse effect on our business and results of operations if we are required to alter our business operations to comply with such changes in law or if our ability to sell our products and services on a global basis is reduced or restricted due to increased U.S. or foreign government regulation.

We are required by the International Traffic in Arms Regulations, or ITAR, administered by the U.S. State Department, to obtain licenses and enter into technical assistance agreements to export satellites and related equipment and to disclose technical data or provide defense services to foreign persons. In addition, if a satellite project involves countries, individuals or entities that are the subject of U.S. economic sanctions, which we refer to here as Sanctions Targets, or is intended to provide services to Sanctions Targets, our participation in the project may be prohibited altogether or licenses or other approvals from the U.S. Treasury Department’s Office of Foreign Assets Control, or OFAC, may be required. The delayed receipt of or the failure to obtain the necessary U.S. Government licenses, approvals and agreements may prohibit entry into or interrupt the completion of a satellite contract by us and could lead to a customer’s termination of a contract for our default, monetary penalties and/or the loss of incentive payments. We have in the past failed to obtain the export licenses necessary to deliver satellites to our Chinese customers.

Some of our customers and potential customers, along with insurance underwriters and brokers, have asserted that U.S. export control laws and regulations governing disclosures to foreign persons excessively restrict their access to information about the satellite during construction and on-orbit. OFAC sanctions and requirements may also limit certain business opportunities or delay or restrict our ability to contract with potential foreign customers or operators. To the extent that our non-U.S. competitors are not subject to these export control or economic sanctions laws and regulations, they may enjoy a competitive advantage with foreign customers, and it could become increasingly difficult for the U.S. satellite manufacturing industry, including us, to recapture this lost market share. Customers concerned over the possibility that the U.S. government may deny the export license necessary for us to deliver their purchased satellite to them, or the restrictions or delays imposed by the U.S. government licensing requirements, even where an export license is granted, may elect to choose a purportedly “ITAR-free” satellite offered by one of our European competitors over our satellite. We are further disadvantaged by the fact that a purportedly “ITAR-free” satellite may be launched less expensively in China on the Chinese Long March rocket, a launch vehicle that, because of ITAR restrictions, is not available to us or other suppliers subject to ITAR restrictions.

We are subject to the Foreign Corrupt Practices Act.

We engage in marketing, procurement of supplies and services, launch activities and satellite sales to customers located outside of the United States. We are subject to the Foreign Corrupt Practices Act, or the FCPA, which generally prohibits U.S. companies and their intermediaries from making corrupt payments to foreign officials for the purpose of obtaining or keeping business or otherwise obtaining favorable treatment, and requires companies to maintain adequate record-keeping and internal accounting practices to accurately reflect the transactions of the company. The FCPA applies to companies, individual directors, officers, employees and agents. Under the FCPA, U.S. companies may be held liable for actions taken by strategic or local partners or representatives. If we or our intermediaries fail to comply with the requirements of the FCPA, governmental authorities in the United States could seek to impose civil and/or criminal penalties, which could have a material adverse effect on our business, results of operations, financial conditions and cash flows.

We use estimates in accounting for many contracts. Changes in our estimates could have a material adverse effect on our future financial results.

Contract accounting requires significant judgments relative to assessing risks, estimating contract revenues and costs and making assumptions for scheduling and technical issues. Due to the nature of many of our contracts, the estimation of total revenues and costs at completion is complicated and subject to many variables. For example, significant assumptions have to be made regarding the length of time to complete the contract because costs also include expected increases in wages and prices for materials. Incentives, penalties and award fees related to performance on contracts are considered in estimating revenue and profit rates, and are recorded when there is sufficient information for us to assess anticipated performance.

Because of the significance of the judgments and estimation processes described above, it is possible that materially different amounts could be obtained if different assumptions were used or if the underlying circumstances or estimates were to change or ultimately be different from our expectations. Changes or inaccuracies in underlying assumptions, circumstances or estimates may have a material adverse effect upon future period financial results.

As part of our business strategy, we may complete acquisitions, undertake restructuring efforts or engage in other strategic transactions. These actions could adversely affect our business, results of operations and financial condition.

As part of our business strategy, we may engage in discussions with third parties regarding, or enter into agreements relating to, acquisitions, restructuring efforts or other strategic transactions in order to manage our product and technology portfolios or further our strategic objectives. In order to pursue this strategy successfully, we must identify suitable acquisition or alliance candidates and complete these transactions, some of which may be large and complex. Any of these activities may result in disruptions to our business and may not produce the full efficiency and cost reduction benefits anticipated.

We may incur costs to comply with or address liabilities under environmental regulations.

We are subject to various federal, state and local environmental health and safety laws and regulations governing our properties and the operation of our business, including those relating to air emissions, wastewater discharges, the handling, storage and disposal of hazardous substances and wastes, the management of asbestos-containing building materials and non-ionizing radiation equipment, releases of hazardous and toxic materials and the remediation of contamination at real property. In addition, electronic devices or components are subject to regulation in various jurisdictions requiring end-of-life management, including recycling, and/or restrictions on certain materials used in manufactured products. Compliance with such laws may result in significant liabilities and costs, including property damage or personal injury claims, investigation and remediation costs, penalties, capital expenditures to install or upgrade pollution control equipment, the temporary suspension of production, or a cessation of operations. Our failure to comply with such laws and regulations could have a material adverse effect on our business, financial condition or results of operations in the future. In addition, new or stricter requirements relating to environmental health and safety laws, including restrictions on greenhouse gas emissions, or materials use could result in us incurring unanticipated capital costs or operating expenses, for example, for fuel or raw materials. In addition, some environmental laws, such as the U.S. federal Superfund law and similar state statutes, can impose liability for the entire cost of cleanup of contaminated sites upon any of the current or former site owners or operators or upon parties who sent, or arranged to send, wastes to these sites, regardless of fault or lawfulness of the original disposal activity.

The recent trend toward industry consolidation in the satellite services industry may adversely affect us.

The recent industry consolidation trend has resulted in the formation of satellite operators with greater satellite resources and increased coverage. This consolidation may reduce demand for new satellite construction as operators may need fewer satellites in orbit to provide back-up coverage or to rationalize the amount of capacity available in certain geographic regions. It may also result in concentrating additional bargaining power in the hands of large customers, which could increase pressure on pricing, risk allocation and other contractual terms.

Federal government contracts may be terminated by the federal government at any time prior to their completion and contain other unfavorable provisions, which could lead to unexpected loss of sales and reduction in backlog.

We contract with the federal government. Under the terms of federal government contracts, the federal government may unilaterally:

•	terminate or modify existing contracts;
•	reduce the value of existing contracts through partial termination;
•	delay the payment of our invoices by government payment offices;
•	audit our contract-related costs; and
•	suspend us from receiving new contracts pending resolution of any alleged violations of procurement laws or regulations.

The federal government can terminate or modify any of its contracts with us either for its convenience, or if we default by failing to perform under the terms of the applicable contract. A termination arising out of our default could expose us to liability and have a material adverse effect on our ability to compete for future contracts and subcontracts. If the federal government terminates and/or materially modifies any of our contracts or if any applicable options are not exercised, our failure to replace sales generated from such contracts would result in lower sales and could adversely affect our earnings, which could have a material adverse effect on our business, results of operations and financial condition.

Our business could be adversely affected by a negative audit or other actions, including suspension or debarment, by the federal government.

As a federal government contractor, we must comply with and are affected by laws and regulations relating to the formation, administration and performance of government contracts. These laws and regulations affect how we do business with the federal government and our prime government contractors and subcontractors, and, in some instances, impose added costs on our business. Federal government agencies routinely audit and investigate government contractors. These agencies review each contractor’s contract performance, cost structure and compliance with applicable laws, regulations and standards. Such agencies also review the adequacy of, and a contractor’s compliance with, its internal control systems and policies, including the contractor’s purchasing, property, estimating, compensation and management information systems. Any costs found to be improperly allocated to a specific contract will not be reimbursed.

Financial Risks

Our credit agreement is subject to financial and other covenants that we must comply with in order to utilize the revolving facility.

On October 16, 2008, we entered into a credit agreement with several banks and other financial institutions. Our credit agreement provides for a $100 million senior secured revolving credit facility. The revolver is for a term of three years, maturing on October 16, 2011. This credit agreement contains certain covenants, both financial and non-financial, that we must be able to meet in order to draw on the revolver. The covenants include, among other things, a consolidated leverage ratio test, a consolidated interest coverage ratio test and restrictions on the incurrence of additional indebtedness, capital expenditures, investments, dividends or stock repurchases, asset sales, mergers and consolidations, liens, changes to the line of business and other matters customarily restricted in such agreements. While we have been in compliance with all covenants to date, it is possible that we will not be able to meet our covenant requirements in the future and maintain the availability to use the revolver. Our liquidity would be materially and adversely affected if we were unable to do so. As a result of the consummation of this offering, we will no longer be a wholly-owned subsidiary of Loral, which would constitute an event of default under our credit agreement. We intend to seek a waiver of such event of default or, failing that, an alternate credit facility prior to consummation of this offering. The credit agreement is guaranteed by Loral, which may or may not be able to perform its obligations as a guarantor in the future.

We are projecting negative cash flow for 2010, and there can be no assurance that we will have sufficient funds to meet our cash requirements in the future.

Although our projections for 2010 reflect negative cash flows, mainly due to growth in orbital receivables and capital expenditures, we expect to have sufficient funds to meet our cash requirements in 2010. There can be no assurance, however, that we will have sufficient funds to meet our cash requirements in future years beyond 2010. We have high fixed costs relating primarily to labor and overhead. Based on our current cost structure, we estimate that we cover our fixed costs, including depreciation and amortization, with an average of four to five satellite awards a year depending on the size, power, pricing and complexity of the satellite. If our satellite awards fall below four to five awards per year, we would be required to phase in a reduction of costs to accommodate this lower level of activity. The timing of any reduced demand for satellites, if it were to occur, is difficult to predict. It is, therefore, difficult to anticipate the need to reduce costs to match any such slowdown in business, especially when we have significant backlog business to perform. A delay in matching the timing of a reduction in business with a reduction in expenditures could adversely affect our liquidity. If we do not have sufficient funds, we will be required to borrow under our credit agreement or we will have to obtain new financing, either in the form of debt or equity, to increase our cash availability. In light of current market conditions, there can be no assurance that we will be able to obtain such financing on favorable terms, if at all. Our failure to obtain such financing could have a material adverse effect on our ability to manage unforeseen cash requirements, to meet contingencies and to fund growth opportunities.

Our potential indebtedness makes us vulnerable to adverse developments.

As of March 31, 2010, there were no borrowings under our credit facility, and there are currently no restrictions on us incurring additional indebtedness. If new debt is added, such indebtedness could impose additional restrictive covenants. The incurrence of the debt under the credit agreement and any additional significant debt that we may incur would make us vulnerable to, among other things, adverse changes in general economic, industry and competitive conditions.

Increases in interest rates could increase interest costs under our credit facility.

Borrowings under our credit facility are limited to Eurodollar Loans for periods ending in one, two, three or six months or ABR Loans which rate is adjusted daily based upon changes in the Prime Rate or Federal Funds Rate. Because of the nature of the borrowing under a revolving credit facility, the borrowing rate adjusts to changes in interest rates over time. For a $100 million credit facility, if it were fully borrowed, a 1% change in interest rates would affect our interest expense by $1 million for the year.

Instability in financial markets could adversely affect our ability to access additional capital.

In recent years, the volatility and disruption in the capital and credit markets have reached unprecedented levels. If these conditions continue or worsen, there can be no assurance that we will not experience a material adverse effect on our ability to borrow money, including under our senior secured credit facility, or have access to capital, if needed. Although our lenders have made commitments to make funds available to us in a timely fashion, our lenders may be unable or unwilling to lend money. In addition, if we determine that it is appropriate or necessary to raise capital in the future, the future cost of raising funds through the debt or equity markets may be more expensive or those markets may be unavailable. If we were unable to raise funds through debt or equity markets, it could have a material adverse effect on our business, results of operations and financial condition.

Changes in tax rates or policies or changes to our tax liabilities could affect operating results.

We are subject to U.S. federal, state and local income taxation on our worldwide income and foreign taxes on certain income from sources outside the United States. We are included as a member of the Loral consolidated federal income tax return and as a member of certain Loral consolidated or combined state and local income tax returns. Significant judgment is required to determine and estimate our tax liabilities, and our future annual and quarterly tax rates could be affected by numerous factors, including changes in the applicable tax laws, composition of earnings in countries or states with differing tax rates or our valuation and utilization of deferred tax assets and liabilities. In addition, we are subject to regular examination of our income tax returns by the Internal Revenue Service and other taxing authorities. Although we believe our tax estimates are reasonable, we regularly evaluate the adequacy of our provision for income taxes, and there can be no assurance that any final determination by a taxing authority will not result in additional tax liability which could have a material adverse effect on our results of operations.

Accounting standards periodically change and the application of our accounting policies and methods may require management to make estimates about matters that are uncertain.

The regulatory bodies that establish accounting standards, including, among others, the Financial Accounting Standards Board, or the FASB, and the U.S. Securities and Exchange Commission, or the SEC, periodically revise or issue new financial accounting and reporting standards that govern the preparation of our consolidated financial statements. Given our reliance on estimates and on the cost-to-cost percentage of completion method of recognizing revenue, changes in accounting standards, especially revenue recognition, may have a greater effect on us than on many companies. The effect of such revised or new standards on our consolidated financial statements can be difficult to predict and can materially affect how we record and report our results of operations and financial condition. In addition, our management must exercise judgment in appropriately applying many of our accounting policies and methods so they comply with generally accepted accounting principles. In some cases, the accounting policy or method chosen might be reasonable under the circumstances and yet might result in our reporting materially different amounts than would have been reported if we had selected a different policy or method. Accounting policies are critical to fairly presenting our results of operations and financial condition and may require management to make difficult, subjective or complex judgments about matters that are uncertain.

We are exposed to foreign currency exchange rate risks that could have a material adverse effect on our business, results of operations or financial condition.

We are exposed to foreign currency exchange rate risks that are inherent in our satellite sales contracts, anticipated satellite sales and vendor purchase commitments that are denominated in currencies other than the U.S. dollar. Our exposure to foreign currency exchange rates relates primarily to the euro and the Japanese yen. In addition, we purchase certain supplies and materials from suppliers located outside of the U.S. Failure to sufficiently hedge or otherwise manage foreign currency risks properly could have a material adverse effect on our business, results of operations or financial condition.

For the year ended December 31, 2009, approximately 46% of our revenues were generated from customers outside of the United States. Almost all of our contracts with foreign customers require payment in U.S. dollars. Customers in developing countries could have difficulty obtaining U.S. dollars to pay us due to currency exchange controls and other factors. Exchange rate fluctuations may adversely affect the ability of our customers to pay in U.S. dollars. Certain European customers, or potential customers, conduct their business in euros and may choose to contract with us in euros, for which we will need to hedge our foreign exchange exposure. Also, devaluation of the euro versus the U.S. dollar may hurt our competitive position with respect to our European-based competitors.

Risks Relating to Our Relationship with Loral

Loral, our controlling stockholder, and its affiliates will be able to influence matters requiring stockholder approval, which may result in conflicts of interest and could discourage the purchase of our outstanding shares at a premium.

Prior to this offering, Loral owned 100% of our outstanding common stock. Upon completion of this offering, Loral will continue to control all matters submitted for approval by our stockholders through its ownership of at least 80% of our outstanding common stock. These matters could include the election of all of the members of our Board of Directors, amendments to our organizational documents, or the approval of any proxy contests, mergers, tender offers, sales of assets or other major corporate transactions.

The interests of Loral may not in all cases be aligned with your interests as a holder of common stock. For example, Loral could cause us to make acquisitions that increase the amount of the indebtedness that is secured or senior to the Company’s existing debt or sell revenue-generating assets, impairing our ability to make payments under such debt. In addition, Loral may have an interest in pursuing acquisitions, divestitures, sales of common stock and other transactions that, in its judgment, could enhance its equity investment or the return on its investment, even though such transactions might involve risks to you as a holder of our common stock or, in the case of sales of common stock, might not include you as a holder of our common stock.

We may not be able to obtain Loral performance guarantees of our performance under satellite construction contracts on the same terms as in the past, if at all.

Several of our customers have required that Loral provide a performance guaranty of our obligations under satellite construction contracts as a condition of entering into such contracts. In the past Loral has provided such guarantees at no cost to us. Loral has indicated that, in the future, it will likely only provide guarantees of our satellite construction contracts through the acceptance by the customer of the applicable satellite, and that it intends to charge us a fee for providing any guarantee, which fee will likely be based on the revenue to be earned under the contract. There can be no assurance that Loral will provide any performance guarantees in the future or that our potential customers will accept the more limited guarantees that Loral may provide. The failure to obtain performance guarantees by Loral in favor of our prospective customers could have a material adverse effect on our ability to win awards of new satellite construction contracts.

In connection with this offering, we will enter into a series of new contracts with Loral that may increase our expenses going forward.

In connection with this offering, we will enter into a Management Services Agreement, a Guaranty and Reimbursement Agreement, the Telesat Restriction Agreement, an amendment to the vendor financing we provide them, and a Tax Sharing Agreement. See the section entitled “Certain Relationships and Related Party Transactions.” The Management Services Agreement has the effect of extending the term of the existing Management Agreement and Shared Services Agreement, while reducing the payments due thereunder. The Guaranty and Reimbursement Agreement, among other things, will require us to pay a fee of 1% of future revenue for Loral’s existing performance guarantees of our satellite construction contracts. These agreements were not negotiated on our behalf by persons who are independent of Loral, and may increase our expenses in the future.

If Loral engages in the same type of business we conduct, our ability to successfully operate and expand our business may be hampered.

Because Loral may engage in the same activities in which we engage, there is a risk that we may be in direct competition with Loral with respect to satellite design, manufacturing and integrating space systems. To address these potential conflicts, we will adopt a corporate opportunity policy that will be incorporated into our certificate of incorporation. See the section entitled “Description of Capital Stock — Certificate of Incorporation Provision Relating to Corporate Opportunities and Interested Directors.” Loral has informed us that it currently has, and may in the future acquire additional ownership interests in, satellite payloads, but that Loral has no present intention to engage in the business of designing or manufacturing satellites except through its interest in SS/L.

We do not control satellite procurement decisions at Telesat.

Although Loral holds 64% of the economic interests in Telesat, Loral does not control satellite procurement decisions at Telesat, and it is possible that Telesat will not purchase additional satellites from us. Moreover, any future decision relating to the enforcement of existing or future satellite contracts between Telesat and us will be made on arms-length terms and, in certain cases, subject to approval by the disinterested directors of Telesat. Moreover, as a result of Loral’s interest in Telesat, we may experience difficulty in obtaining orders from certain customers engaged in the satellite services business who compete with Telesat.

Risks Relating to Our Common Stock and This Offering

There is no existing market for our common stock, and an active trading market for our stock may not develop and you may not be able to sell your common stock at or above the initial public offering price.

Prior to this offering, there has not been a public market for our common stock. We cannot predict the extent to which investor interest in our company will lead to the development of an active trading market on the Nasdaq Stock Market, or otherwise, or how liquid that market might become. If an active trading market does not develop, you may have difficulty selling any of our common stock that you buy in this offering. Consequently, you may not be able to sell our common stock at prices equal to or greater than the price you paid in this offering. In addition, an inactive trading market may impair our ability to raise additional capital by selling shares and may impair our ability to acquire other companies by using our shares as consideration.

Our stock price may be volatile, and your investment in our common stock could suffer a decline in value.

The initial public offering price of the shares of common stock has been determined by negotiations between the Company and representative of the underwriters. Among the factors considered in determining the initial public offering price were our record of operations, our current financial condition, our future prospects, our markets, the economic conditions in and future prospects for the industry in which we compete, our management, and currently prevailing general conditions in the equity securities markets, including current market valuations of publicly traded companies considered comparable to our company.

The initial public offering price for our common stock may not be indicative of prices that will prevail in the open market following this offering. You may not be able to resell your shares at or above the initial public offering price due to fluctuations in the market price of our common stock caused by changes in our operating performance or prospects, including possible changes due to the cyclical nature of the satellite manufacturing industry and other factors, which could cause short-term swings in profit margins. The stock markets have experienced extreme price and volume fluctuations that have affected and continue to affect the market prices of equity securities of many companies. These fluctuations have often been unrelated or disproportionate to the operating performance of those companies. These broad market and industry fluctuations, as well as general economic, political and market conditions such as recessions, interest rate changes or international currency fluctuations, may negatively affect the market price of our common stock. If the market price of our common shares after this offering does not exceed the initial public offering price, you may not realize any return on your investment in us and may lose some or all of your investment. In addition, companies that have historically experienced volatility in the market price of their stock have been subject to securities class action litigation. We may be the target of this type of litigation in the future. Securities litigation against us could result in substantial costs and divert our management’s attention from other business concerns, which could seriously harm our business.

Future sales of our common stock in the public market could lower our share price.

Additional shares of common stock may be sold into the public markets after this offering by us or by Loral. The market price of our common stock could decline as a result of sales of a large number of shares of our common stock in the public markets after this offering or the perception that these sales could occur. These sales, or the possibility that these sales may occur, also might make it more difficult for us to sell equity securities at a time and at a price that we deem appropriate.

After the consummation of this offering, we will have       shares of common stock outstanding. Loral owns    outstanding shares, all of which will be restricted from immediate resale under the “lock-up” agreements between us, Loral and the underwriters described in the section entitled “Underwriting” below, but may be sold into the market after those “lock-up” restrictions expire, in certain limited circumstances as set forth in the “lock-up” agreements, or if they are waived by the representatives of the underwriters, in their discretion. The outstanding shares subject to the “lock-up” restrictions will generally become available for sale following the expiration of the lock-up agreements, which is 180 days after the date of this prospectus, subject to the volume limitations and manner-of-sale requirements under Rule 144 of the Securities Act of 1933, as amended, or the Securities Act.

We plan to issue options and/or restricted stock, which have the potential to dilute stockholder value and cause the price of our common stock to decline.

You may experience dilution upon future equity issuances or the exercise of stock options to purchase common stock granted to our employees, consultants and directors under our stock option and equity incentive plans. See “Dilution.” If we grant stock options or other equity-based compensation to attract and retain key personnel, the expenses associated with equity-based compensation may adversely affect our net income. However, if we do not grant equity-based compensation, we may not be able to attract and retain key personnel.

We expect that the price of our common stock will fluctuate substantially.

You should consider an investment in our common stock risky and invest only if you can withstand a significant loss and wide fluctuations in the market value of your investment. Some factors that may cause the market price of our common stock to fluctuate are:

•	failure of our satellites to operate as designed;
•	loss or damage to any of our satellites;
•	changes in U.S. or foreign governmental regulations or in the status of our regulatory approvals, clearances or future applications;
•	our announcements or our competitors’ announcements regarding new products or services, enhancements, significant contracts, acquisitions or strategic investments;
•	delays or other problems with the construction and launch of our satellites;
•	changes in earnings estimates or recommendations by securities analysts, if any, who cover our common stock;
•	fluctuations in our quarterly financial results or the quarterly financial results of companies perceived to be similar to us;
•	success of competitive products and services;
•	changes in our capital structure, such as future issuances of securities, sales of large blocks of common stock by our stockholders or the incurrence of additional debt;
•	investors’ general perception of us, including any perception of misuse of sensitive information;
•	changes in general global economic and market conditions;
•	changes in industry conditions; and
•	changes in regulatory and other dynamics.

In addition, if the market for stocks in our industry, or the stock market in general, experiences a loss of investor confidence, the trading price of our common stock could decline for reasons unrelated to our business, financial condition or results of operations. If any of the foregoing occurs, it could cause our stock price to fall and may expose us to lawsuits that, even if unsuccessful, could be costly to defend and a distraction to management.

If equity research analysts do not publish research or reports about our business or if they issue unfavorable commentary or downgrade our common stock, the price of our common stock could decline.

The trading market for our common stock will rely in part on the research and reports that equity research analysts publish about us and our business. The price of our stock could decline if one or more securities analysts downgrade our stock or if those analysts issue other unfavorable commentary or cease publishing reports about us or our business.

If one or more of the analysts who elect to cover us downgrade our stock, our stock price would likely decline rapidly. If one or more of these analysts cease coverage of us, we could lose visibility in the market, which in turn could cause our common stock price to decline.

This offering will cause immediate and substantial dilution in net tangible book value and you may be subject to dilution in the future.

The initial public offering price of a share of our common stock is substantially higher than the net tangible book value (deficit) per share of our outstanding common stock immediately after this offering. Net tangible book value (deficit) per share represents the amount of total tangible assets less total liabilities, divided by the number of shares of common stock outstanding. If you purchase our common stock in this offering, you will incur an immediate dilution of approximately $     in the net tangible book value per share of common stock based on our net tangible book value as of March 31, 2010. You may experience additional dilution if we issue common stock, options for common stock or stock-based compensation in the future. As a result of this dilution, you may receive significantly less than the full purchase price you paid for the shares in the event of a liquidation.

Our management team may allocate the proceeds of this offering in ways in which you may not agree.

We have broad discretion in applying the net proceeds we will receive in this offering. As part of your investment decision, you will not be able to assess or direct how we apply these net proceeds. If we do not apply these funds effectively, we may lose significant business opportunities. Furthermore, our stock price could decline if the market does not view our use of the net proceeds from this offering favorably.

If we fail to maintain effective internal control over financial reporting, our business, results of operations and stock price could be adversely affected.

Beginning with our annual report for our fiscal year ending December 31, 2011, Section 404 of the Sarbanes-Oxley Act of 2002, or Section 404, will require us to include a report by our management on our internal control over financial reporting. This report must contain an assessment by management of the effectiveness of our internal control over financial reporting as of the end of our fiscal year and a statement as to whether or not our internal controls are effective. Our annual report for the fiscal year ending December 31, 2011 must also contain a statement that our independent registered public accounting firm has issued an attestation report on the effectiveness of internal control over financial reporting.

If our management identifies one or more material weaknesses in our internal control over financial reporting, we will be unable to assert that our internal control over financial reporting is effective. If we are unable to assert that our internal control over financial reporting is effective, or if our independent registered public accounting firm is unable to express an opinion on the effectiveness of our internal control over financial reporting, market perception of our financial condition and the trading price of our stock may be adversely affected and customer perception of our business may suffer.

We may incur increased legal, accounting and other costs as a result of being a public company.

Prior to this offering, as a subsidiary of a publicly held company, we were not directly responsible for the corporate governance and financial reporting practices, policies and disclosure required of a publicly held company. As a public company, we may incur significant legal, accounting and other expenses that we did not directly incur in the past.

Our corporate documents and Delaware law will contain provisions that could discourage, delay or prevent a change in control of the Company.

Our amended and restated certificate of incorporation and amended and restated bylaws will contain provisions that may make the acquisition of our Company more difficult without the approval of our Board of Directors. These provisions:

•	establish a classified Board of Directors so that not all members of our Board of Directors are elected at one time;

•	authorize the issuance of undesignated preferred stock, the terms of which may be established and the shares of which may be issued without stockholder approval, and which may include super voting, special approval, dividend, or other rights or preferences superior to the rights of the holders of common stock;
•	prohibit stockholder action by written consent, which requires all stockholder actions to be taken at a meeting of our stockholders;
•	opt us out of Section 203 of the Delaware General Corporation Law;
•	provide that the Board of Directors is expressly authorized to make, alter, or repeal our amended and restated bylaws; and
•	establish advance notice requirements for nominations for elections to our Board of Directors or for proposing matters that can be acted upon by stockholders at stockholder meetings.

These anti-takeover provisions and other provisions under Delaware law could discourage, delay or prevent a transaction involving a change in control of our Company, even if doing so would benefit our stockholders. These provisions could also discourage proxy contests and make it more difficult for you and other stockholders to elect directors of your choosing and to cause us to take other corporate actions you desire. Additionally, in the event that Loral no longer controls us in the future, these provisions of our corporate documents and Delaware law could discourage, delay or prevent a merger or acquisition at a premium price.

Any issuance of preferred stock could make it difficult for another company to acquire us or could otherwise adversely affect holders of our common stock, which could depress the price of our common stock.

Upon completion of this offering, our Board of Directors will have the authority to issue preferred stock and to determine the preferences, limitations and relative rights of shares of preferred stock and to fix the number of shares constituting any series and the designation of such series, without any further vote or action by our stockholders. Our preferred stock could be issued with voting, liquidation, dividend and other rights superior to the rights of our common stock. The potential issuance of preferred stock may delay or prevent a change in control of us, discouraging bids for our common stock at a premium over the market price, and adversely affect the market price and the voting and other rights of the holders of our common stock.

We do not intend to pay regular cash dividends on our stock after this offering.

We do not anticipate declaring or paying regular cash dividends on our common stock or any other equity security in the foreseeable future. The amounts that may be available to us to pay cash dividends are restricted under our debt agreements. Any payment of cash dividends on our common stock in the future will be at the discretion of our Board of Directors and will depend upon our results of operations, earnings, capital requirements, financial condition, future prospects, contractual restrictions and other factors deemed relevant by our Board of Directors. Therefore, you should not rely on dividend income from shares of our common stock. For more information, see the section entitled “Dividend Policy.” Your only opportunity to achieve a return on your investment in us may be if the market price of our common stock appreciates and you sell your shares at a profit; but there is no guarantee that the market price for our common stock after this offering will ever exceed the price that you pay for our common stock in this offering.

We are a “controlled company” within the meaning of the Nasdaq Stock Market rules and, as a result, will qualify for, and intend to rely on, exemptions from certain corporate governance requirements. You will not have the same protections afforded to shareholders of companies that are subject to such requirements.

After completion of this offering, Loral will continue to control a majority of the voting power of our outstanding common stock. As a result, we are a “controlled company” within the meaning of the Nasdaq Stock Market corporate governance standards. Under these rules, if more than 50% of the voting power of a listed company is held by an individual, group or another company, the listed company is a “controlled company” and may elect not to comply with certain corporate governance requirements, including: the requirement that a majority of the Board of Directors consist of independent directors; the requirement that we have a nominating/corporate governance committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities; and the requirement that we have a compensation committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities.

Following this offering, we intend to utilize these exemptions. As a result, we will not have a majority of independent directors and our nominating/corporate governance committee and compensation committee will not consist entirely of independent directors. Accordingly, you will not have the same protections afforded to shareholders of companies that are subject to all of the corporate governance requirements of the Nasdaq Stock Market.

FORWARD-LOOKING STATEMENTS

Except for the historical information contained in the following discussion and analysis, the matters discussed below are not historical facts, but are “forward-looking statements.” In addition, we or our representatives have made and may continue to make forward-looking statements, orally or in writing, in other contexts. These forward-looking statements can be identified by the use of words such as “believes,” “expects,” “plans,” “may,” “will,” “would,” “could,” “should,” “anticipates,” “estimates,” “project,” “intend,” or “outlook” or other variations of these words. These statements are not guarantees of future performance and involve risks and uncertainties that are difficult to predict or quantify. Actual events or results may differ materially as a result of a wide variety of factors and conditions, many of which are beyond our control. For a detailed discussion of these and other factors and conditions, refer to the section of this prospectus entitled “Risk Factors.” Among the factors that significantly impact the satellite and space systems industry and our business are:

•	risks associated with financial factors, including the global economic downturn, our history of losses and the financial covenants in our credit agreement;
•	risks associated with satellite manufacturing, including competition, contractual risks, creditworthiness of customers, performance of suppliers, and management of our factory and personnel;
•	regulatory risks, such as the effect of U.S. export control and economic sanction laws; and
•	other risks, including litigation.

The foregoing list of important factors is not exclusive. Furthermore, we operate in an industry sector where securities values may be volatile and may be influenced by economic and other factors beyond our control.

USE OF PROCEEDS

We estimate that our net proceeds from the sale of the common stock that we are offering will be $       million, assuming an initial public offering price of $       per share (the mid-point of the initial public offering price range listed on the cover page of this prospectus), after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

If the underwriters’ option to purchase additional shares from us is exercised in full, we estimate that our net proceeds would be approximately $       million after deducting estimated underwriting discounts and commission. A $1.00 increase (decrease) in the assumed initial public offering price of $       per share would increase (decrease) the net proceeds to us from this offering by $       million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same. We may also increase or decrease the number of shares we are offering. Each increase (decrease) of 1,000,000 shares in the number of shares offered by us would increase (decrease) the net proceeds to us from this offering by approximately $       million, assuming that the assumed initial public offering price remains the same, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. We do not expect that a change in this offering price or the number of shares by these amounts would have a material effect on our uses of the net proceeds from this offering, although it may impact when we may need to seek additional capital.

The principal purposes of this offering are to:

•	create a public market for our common stock and to facilitate the use of our common stock as an acquisition currency;
•	obtain additional capital;
•	facilitate our future access to the public equity markets; and
•	improve our competitive position by further strengthening our financial condition.

While we have not designated the use of the net proceeds to us from this offering for any specific purpose, we expect that we will use these proceeds for working capital and other general corporate purposes, which may include sales and marketing expenditures, general and administrative expenditures, funding orbital receivables, capital expenditures and research and development of new products. We may also use a portion of the net proceeds of this offering to expand our current business through acquisitions of, or investments in, other complementary businesses, products or technologies. No such acquisitions or investments are under consideration at this time.

The expected use of net proceeds of this offering represents our current intentions based upon our present plans and business conditions. The amounts we actually expend in these areas will depend upon a number of factors, including future sales growth, success of our engineering efforts, cash generated from future operations, if any, and actual expenses to operate our business. As of the date of this prospectus, we cannot specify with certainty all of the particular uses for the net proceeds to be received upon the completion of this offering. Accordingly, our management will have broad discretion in the application of the net proceeds, and investors will be relying on the judgment of our management regarding the application of the net proceeds of this offering.

The amount and timing of our expenditures will depend on several factors, including the amount and timing of our spending on sales and marketing activities and research and development activities, as well as our use of cash for other corporate activities. Pending the uses described above, we intend to invest the net proceeds in a variety of capital preservation instruments, including short-term, interest-bearing, investment grade instruments, certificates of deposit or direct or guaranteed obligations of the U.S. government.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and our total capitalization as of March 31, 2010 on (1) a historical basis and (2) an as-adjusted basis to give effect to this offering assuming an initial public offering price of $       per share, the mid-point of the initial public offering price range.

You should read this table together with the information contained in “Selected Consolidated Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and related financial information contained elsewhere in this prospectus.

	As of March 31, 2010
	Historical	As-Adjusted(1)
	(In thousands)
Cash and cash equivalents	$104,460	$
Debt:
Revolving Credit Facility	$—	$
Total debt	—
Total stockholders’ equity	188,062
Total capitalization	$188,062	$

(1)	A $1.00 increase (decrease) in the assumed initial public offering price of $ per share would increase (decrease) each of total stockholders’ equity and total capitalization by $ million assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the underwriting discount and estimated offering expenses of $ million.

DILUTION

Dilution is the amount by which the offering price paid by the purchasers of our common stock to be sold in this offering will exceed the net tangible book value per share of our common stock immediately after this offering. The net tangible book value per share presented below is equal to the amount of our total tangible assets (total assets less intangible assets) less total liabilities as of March 31, 2010, divided by the number of shares of our common stock that would have been held by our common stockholders of record immediately prior to this offering. Our net tangible book value (deficit) as of March 31, 2010, was approximately $169.2 million, or $42,300 per share. After giving effect to the sale of the shares of common stock we propose to offer pursuant to this prospectus at an assumed public offering price of $       per share, the mid-point of the range of estimated initial public offering prices set forth on the cover page of this prospectus and the application of the net proceeds therefrom, and after deducting the underwriting discount and estimated offering expenses, our net tangible book value as of March 31, 2010 would have been $      , or $       per share. This represents an immediate dilution in net tangible book value of $       per share.

The following tables illustrate this dilution:

Initial public offering price per share		$
Net tangible book value (deficit) per share at March 31, 2010	$
Increase (decrease) in net tangible book value (deficit) per share attributable to cash payments made by new investors	$
Net tangible book value (deficit) per share after this offering		$
Dilution of net tangible book value (deficit) per share to new investors		$

A $1.00 increase (decrease) in the assumed initial public offering price of $       per share (the mid-point of the range on the cover page of this prospectus) would (decrease) increase our net tangible book value (deficit) by $       million, the net tangible book value (deficit) per share after this offering by $       per share and the decrease in net tangible book value (deficit) to new investors in this offering by $       per share, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses.

The following table summarizes the number of shares purchased from us and the total consideration and average price per share paid to us, by existing holders of common stock, and the total number of shares purchased from the Company, the total consideration paid to the Company and the price per share paid by new investors purchasing shares in this offering:

	Shares Purchased		Total Consideration		Average Price Per Share
	Number	Percent	Amount	Percent
(dollars in thousands, except per share amounts)
Existing holders of common stock		%	$	%	$
Investors purchasing common stock in this offering
Total

If the underwriters’ over-allotment option is exercised in full:

•	the percentage of our shares of common stock held by our existing holders of common stock will decrease to shares, or approximately % of the total number of shares of common stock outstanding after this offering; and
•	the number of our shares of common stock held by investors purchasing common stock in this offering will increase to shares, or approximately % of the total number of shares of common stock outstanding after this offering.

DIVIDEND POLICY

We do not currently anticipate declaring or paying regular cash dividends on our common stock in the foreseeable future. Any payment of cash dividends on our common stock in the future will be at the discretion of our Board of Directors and will depend upon our results of operations, earnings, capital requirements, financial condition, future prospects, contractual restrictions, including restrictions contained in our existing debt documents or the terms of any of our future debt or other agreements that we may enter into from time to time, and other factors deemed relevant by our Board of Directors. See “Description of Certain Indebtedness” and “Description of Capital Stock — Common Stock.”

SELECTED CONSOLIDATED FINANCIAL DATA

The following table sets forth our selected historical consolidated financial and operating data for the years ended December 31, 2006, 2007, 2008 and 2009 and the three months ended March 31, 2009 and 2010.

We are a wholly-owned subsidiary of Loral. Loral was formed on June 24, 2005, to succeed to the business conducted by its predecessor registrant, Loral Space & Communications Ltd., which emerged from chapter 11 of the federal bankruptcy laws on November 21, 2005 pursuant to the terms of the fourth amended joint plan of reorganization, as modified (or the Plan of Reorganization). We adopted fresh-start accounting as of October 1, 2005. Upon emergence, our reorganization enterprise value of approximately $350 million was allocated to our assets and liabilities, which were stated at fair value. In addition, our accumulated deficit as of October 1, 2005 was eliminated.

Selected financial data as of December 31, 2005 and for the periods January 1, 2005 to October 1, 2005 and October 2, 2005 to December 31, 2005 has not been presented because it is not available and cannot be created without unreasonable effort and expense. Furthermore, we believe that financial data for the period January 1, 2005 to October 1, 2005 does not significantly contribute to an investor’s understanding of our historical financial performance and financial condition because of our reorganization and adoption of fresh-start accounting on October 1, 2005. In addition, we believe that the period October 2, 2005 to December 31, 2005 is too limited to provide meaningful comparability with the annual post-emergence periods presented, and selected financial data for that period does not significantly contribute to an investor’s understanding of our historical financial performance and financial condition.

The information set forth in the following table should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes thereto included elsewhere in this prospectus.

	Year Ended December 31,				Three Months Ended March 31,
	2006	2007	2008	2009	2009	2010
Statement of Operations Data:	(In thousands, except per share amounts)
Revenues(1)	$696,526	$814,315	$881,447	$1,008,684	$216,447	$230,854
Operating income (loss)	22,507	(25,812)	(232,592)	29,423	(3,155)	(252)
Income (loss) before income taxes	36,348	(5,605)	(225,142)	35,074	(2,526)	2,128
Income tax (provision) benefit	(15,108)	209	(15)	(1,413)	69	(347)
Net income (loss)	21,240	(5,396)	(225,157)	33,661	(2,457)	1,781
Basic and diluted income (loss) per share	$5,310	$(1,349)	$(56,289)	$8,415	$(614)	$445
Basic and diluted weighted average shares outstanding	4	4	4	4	4	4
Cash flow data:
Provided by (used in) operating activities	$98,836	$(31,052)	$(179,107)	$149,073	$62,384	$(15,677)
Provided by (used in) investing activities	(128,283)	62,741	(47,372)	(26,416)	(7,863)	(7,223)
Provided by (used in) financing activities	—	—	102,372	(55,000)	(55,000)	—
Other Financial Data:
Capital expenditures	$21,994	$40,772	$53,883	$26,426	$7,868	$7,223
Depreciation, amortization and stock-based compensation(3)	23,284	36,359	38,647	44,204	9,930	9,505
Corporate management expenses and fees	20,093	23,932	10,798	16,939	3,662	3,478
Adjusted EBITDA(4)	65,884	34,479	45,055	90,565	10,437	12,730
Balance sheet data (at period end):
Cash and cash equivalents	$152,121	$183,810	$59,703	$127,360		$104,460
Short-term investments	106,588	—	—	—		—
Current assets	461,193	402,303	403,886	414,868		408,175
Long-term receivables	81,164	131,567	178,675	236,505		251,248
Goodwill	233,378	228,304	—	—		—
Total assets	969,548	963,959	803,945	869,177		873,333
Current liabilities	376,501	382,283	349,635	450,228		452,698
Long-term liabilities	180,246	169,331	237,338	233,939		232,573
Debt, including current portion	—	—	55,000	—		—
Total liabilities	556,747	551,614	641,973	684,167		685,271
Total shareholder’s equity	412,801	412,345	161,972	185,010		188,062

(1)	Includes revenues from affiliates of $59.9 million, $74.5 million, $95.9 million and $107.4 million for the years ended December 31, 2006, 2007, 2008 and 2009, respectively, and $28.2 million and $24.1 million for the three months ended March 31, 2009 and 2010, respectively.
(2)	During 2008, we recorded a goodwill impairment charge of $228.2 million.

(3)	Includes non-cash stock-based compensation of $0.7 million, $3.7 million, $2.6 million and $4.5 million for the years ended December 31, 2006, 2007, 2008 and 2009, respectively, and $0.7 million and $0.8 million for the three months ended March 31, 2009 and 2010, respectively.
(4)	We define Adjusted EBITDA as operating income (loss) before depreciation, amortization and stock-based compensation (including stock-based compensation from our phantom stock appreciation rights expected to be settled in Loral common stock), corporate management expenses and fees and impairment of goodwill. We use Adjusted EBITDA as a measure of profit or loss to evaluate our operating performance, to determine the affordability of discretionary spending, including capital expenditures, to measure performance for incentive compensation programs and to evaluate future growth opportunities. Adjusted EBITDA as used here may not be comparable to similarly titled measures reported by our competitors. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Adjusted EBITDA” and “— Reconciliation of Adjusted EBITDA to Net Income (Loss)” for a reconciliation of Adjusted EBITDA to net income.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis should be read in conjunction with the “Selected Consolidated Financial Data” and our consolidated financial statements and related notes included elsewhere in this prospectus. This discussion contains forward-looking statements that involve risks and uncertainties. See the section entitled “Forward-Looking Statements.” Our actual results and the timing of selected events could differ materially from those discussed in these forward-looking statements as a result of certain factors, including those discussed in “Risk Factors” and elsewhere in this prospectus.

Overview

Business

We are a leading designer, manufacturer and integrator of powerful satellites and satellite systems for commercial and government customers worldwide. Our design, engineering and manufacturing excellence has allowed us to develop a large portfolio of highly engineered, mission-critical satellites and secure a leading industry presence. This position, coupled with our technical innovation and record of reliability and customer support, provides us with the ability to produce satellites that meet a broad range of customer requirements for broadband internet service to the home, mobile video and internet service, broadcast feeds for television and radio distribution, phone service, civil and defense communications, direct-to-home television broadcast, satellite radio, telecommunications backhaul and trunking, weather and environment monitoring and air traffic control. In addition, we have applied our design and manufacturing expertise to produce spacecraft subsystems, such as batteries for the International Space Station, and to integrate government and other add-on missions on commercial satellites, which are referred to as hosted payloads.

As of December 2009, we had $1.6 billion in backlog for 19 satellites for customers including Intelsat Global S.A., SES S.A., Telesat Holdings Inc., Hispasat, S.A., EchoStar Corporation, Sirius-XM Satellite Radio, TerreStar Corporation, Asia Satellite Telecommunications Co. Ltd., Hughes Network Systems, LLC and ViaSat, Inc. For the year ended December 31, 2009, revenues, net income and Adjusted EBITDA were $1.0 billion, $33.7 million and $90.6 million, respectively. Adjusted EBITDA is a non-GAAP financial measure and is defined and reconciled to net income below in “— Adjusted EBITDA” and “— Reconciliation of Adjusted EBITDA to Net Income (Loss)” sections of this prospectus. As of March 31, 2010, our backlog was $1.4 billion for 19 satellites. For the three months ended March 31, 2010, revenues, net income and Adjusted EBITDA were $230.9 million, $1.8 million and $12.7 million, respectively. From April 1, 2010 to June 4, 2010, we have received three orders for new satellites, Satmex 8, Anik G1 and another commercial satellite on which we have been authorized to proceed pending final contract negotiations.

Satellite demand is driven by fleet replacement cycles, increased video, internet and data bandwidth demand and new satellite applications. We expect our future success to derive from maintaining and expanding our share of the satellite construction contracts of our existing customers based on our engineering, technical and manufacturing leadership; our value proposition and record of reliability; the increased demand for satellite systems from new and existing customers as a result of new applications requiring high power and capacity satellites such as HDTV, 3-D TV and broadband; and expansion of our governmental contracts based on our record of reliability and experience with fixed-price contract manufacturing. We also expect to benefit from the increased revenues from larger and more complex satellites. As such, increased revenues as well as system and supply chain management improvements should enable us to continue to improve our profitability.

The costs of satellite manufacturing include costs for material, subcontracts, direct labor and manufacturing overhead. Due to the long lead times required for certain of our purchased parts, and the desire to obtain volume-related price concessions, we have entered into various purchase commitments with suppliers in advance of receipt of a satellite order. Our costs for material and subcontracts have been relatively stable and are generally provided by suppliers with a long-established history with us. The number of available suppliers and the cost of qualifying the component for use in a space environment to our unique requirements limit the flexibility and advantages inherent in multiple sourcing options.

In 2003 we, along with our corporate parent at the time Loral Space & Communications Ltd., filed for protection under chapter 11 of the United States Bankruptcy Code, which we refer to as the Bankruptcy. On November 21, 2005, we emerged from Bankruptcy pursuant to the terms of a plan of reorganization, and we adopted fresh-start accounting as of October 1, 2005. For a discussion of the factors leading up to the Bankruptcy and the steps we have taken since the Bankruptcy see the section of this Prospectus entitled “Business — Corporation History.”

Critical Accounting Policies

Our consolidated financial statements are prepared in conformity with accounting principles generally accepted in the United States. Our critical accounting policies, including the assumptions and judgments underlying them, require the application of significant judgment in the preparation of our financial statements, and as a result they are subject to a greater degree of uncertainty. In applying these policies, we use our judgment to determine the appropriate assumptions to be used in calculating estimates that affect the reported amounts of assets, liabilities, revenues and expenses. Estimates and assumptions are based on historical experience and on various other factors that are believed to be reasonable under the circumstances. Accordingly, actual results could differ from those estimates. Our critical accounting policies include the following:

Revenue Recognition

Most of our revenues are associated with long-term fixed-price contracts. Revenues and profit from satellite sales under these long-term contracts are recognized using the cost-to-cost percentage of completion method, which requires significant estimates. We use this method because reasonably dependable estimates can be made based on historical experience and various other assumptions that are believed to be reasonable under the circumstances. These estimates include forecasts of costs and schedules, estimating contract revenues related to contract performance (including estimated amounts for penalties, performance incentives and orbital incentives that will be received as the satellite performs on orbit) and the potential for component obsolescence in connection with long-term procurements. Estimated amounts for performance incentives and penalties are included in contract value when and to the extent that it is probable such amounts will be paid or received. Performance incentives and penalties relate primarily to early or late delivery of the satellite, although a limited number of contracts include performance incentives and penalties related to mass, payload performance and other items. Estimated amounts for orbital incentives are included in contract value at contract inception at the present value of the future contractual orbital incentive payments reduced by an allowance for estimated forfeitures resulting from satellite performance that does not meet contractual requirements. These estimates are assessed continually during the term of the contract and revisions are reflected when the conditions become known. Changes in estimates are typically the result of schedule changes that affect performance incentives and penalties, changes in contract scope, changes in new business forecasts that can affect the level of overhead allocated to a given contract and changes in estimates on contracts as a result of the complex nature of the satellites we manufacture. Provisions for losses on contracts are recorded when estimates determine that a loss will be incurred on a contract at completion. Under firm fixed-price contracts, work performed and products shipped are paid for at a fixed-price without adjustment for actual costs incurred in connection with the contract; accordingly, favorable changes in estimates in a period will result in additional revenues and profit, and unfavorable changes in estimates will result in a reduction of revenues and profit or the recording of a loss that will be borne solely by us.

Billed Receivables and Long-Term Receivables

We are required to estimate the collectability of our long-term receivables and billed receivables which are included in contracts in process on our consolidated balance sheet. A considerable amount of judgment is required in assessing the collectability of these receivables, including the current creditworthiness of each customer and related aging of the past due balances. Charges for (recoveries of) bad debts recorded to the statements of operations on billed receivables for the years ended December 31, 2007, 2008 and 2009, were $0.0, $0.7 million and $2.8 million, respectively. At December 31, 2008 and 2009 billed receivables were net of allowances for doubtful accounts of $0.9 million and $3.7 million, respectively. At March 31, 2010 billed receivables were net of allowances for doubtful accounts of $3.7 million. We evaluate specific accounts when we become aware of a situation where a customer may not be able to meet its financial obligations due to a deterioration of its financial condition, credit ratings or bankruptcy. The reserve requirements are based on the best facts available to us and are re-evaluated periodically. Satellite construction contracts often include provisions for incentive payments pursuant to which a portion of the contract value (typically about 10%) is received over the life of the satellite (typically 15 years), which are referred to as orbital receivables. Receipt of these orbital receivables is contingent upon the on-orbit performance of the satellite in accordance with contractual specifications. We record these orbital receivables in long term-receivables on our balance sheet as we record the revenues on the satellite during the construction period, which is typically two to three years.

Inventories

Inventories are reviewed for estimated obsolescence or unusable items and, if appropriate, are written down to the net realizable value based upon assumptions about future demand and market conditions. If actual future demand or market conditions are less favorable than those we project, additional inventory write-downs may be required. These are considered permanent adjustments to the cost basis of the inventory. Charges for inventory obsolescence included in the consolidated statements of operations were insignificant for the years ending December 31, 2007 and 2008, and were $1.0 million for the year ended December 31, 2009. There were no charges for inventory obsolescence included in the condensed consolidated statements of operations for the three months ended March 31, 2009 and 2010.

Fair Value Measurements

U.S. GAAP defines fair value as the price that would be received for an asset or the exit price that would be paid to transfer a liability in the principal or most advantageous market in an orderly transaction between market participants. U.S. GAAP also establishes a fair value hierarchy that gives the highest priority to observable inputs and the lowest priority to unobservable inputs. The three levels of the fair value hierarchy are described below:

Level 1:  Inputs represent a fair value that is derived from unadjusted quoted prices for identical assets or liabilities traded in active markets at the measurement date.

Level 2:  Inputs represent a fair value that is derived from quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, model-based valuation techniques for which all significant assumptions are observable in the market or can be corroborated by observable market data for substantially the full term of the assets or liabilities and pricing inputs, other than quoted prices in active markets included in Level 1, which are either directly or indirectly observable as of the reporting date.

Level 3:  Inputs are generally unobservable and typically reflect management’s estimates of assumptions that market participants would use in pricing the asset or liability. The fair values are therefore determined using model-based techniques that include option pricing models, discounted cash flow models and similar techniques.

These provisions are applicable to all of our assets and liabilities that are measured and recorded at fair value.

Assets and Liabilities Measured at Fair Value on a Recurring Basis

The following table presents our assets and liabilities measured at fair value on a recurring basis:

	Level 1	Level 2	Level 3
	(In thousands)
Assets:
Foreign exchange contracts, at December 31, 2009	$—	$3,873	$—
Foreign exchange contracts, at March 31, 2010	$—	$6,044	$—

We do not have any assets or liabilities measured at fair value on a non-recurring basis or any non-financial assets or non-financial liabilities that are recognized or disclosed at fair value on a recurring basis as of December 31, 2009 and March 31, 2010.

Taxation

We are subject to U.S. federal, state and local income taxation on our worldwide income and foreign taxes on certain income from sources outside the United States. We are included as a member of the Loral consolidated federal income tax return and as a member of certain Loral consolidated or combined state and local income tax returns. In connection with this offering, we will enter into a tax sharing agreement with Loral. Taxes currently payable for the consolidated and combined income tax returns are included in due to Loral on the consolidated balance sheets.

Income taxes are presented in our consolidated financial statements using the asset and liability approach based on the separate return method for the consolidated group. Under this method, current and deferred tax expense or benefit for the period is determined for us as a separate group on a standalone basis.

Deferred taxes reflect the future tax effect of temporary differences between the carrying amount of assets and liabilities for financial and income tax reporting and are measured by applying anticipated statutory tax rates in effect for the year during which the differences are expected to reverse. We assess the recoverability of our deferred tax assets and, based upon this analysis, record a valuation allowance against the deferred tax assets to the extent recoverability does not satisfy the “more likely than not” recognition criteria. Under the separate return method, the realization of deferred tax assets is based on available evidence as it relates only to us and our subsidiaries. Based upon this analysis, we concluded upon emergence from bankruptcy in 2005 that, due to insufficient positive evidence substantiating recoverability, we were required to maintain the 100% valuation allowance previously established against our net deferred tax assets.

For 2009, we continued to maintain the 100% valuation allowance, decreasing the balance from December 31, 2008 of $219.1 million by $6.9 million to $212.2 million. As of December 31, 2009, we had gross deferred tax assets of approximately $242.7 million, which when offset by our deferred tax liabilities of $27.2 million and our valuation allowance of $212.2 million, resulted in a net deferred tax asset of $3.3 million on our consolidated balance sheet. For periods prior to January 1, 2009, any reduction to the balance of the valuation allowance as of October 1, 2005 first reduced goodwill, then other intangible assets, with any excess treated as an increase to paid-in-capital. Effective January 1, 2009, all reversals of the valuation allowance balance as of October 1, 2005 are recorded as a reduction to the income tax provision. We will maintain the valuation allowance until sufficient positive evidence exists to support its full or partial reversal.

The tax effects of an uncertain tax position, or UTP, taken or expected to be taken in income tax returns are recognized only if it is “more likely-than-not” to be sustained on examination by the taxing authorities, based on its technical merits as of the reporting date. The tax benefits recognized in the financial statements from such a position are measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement. We recognize estimated accrued interest and penalties related to UTPs in income tax expense.

We recognize the benefit of a UTP in the period when it is effectively settled. Previously recognized tax positions are derecognized in the first period in which it is no longer more likely than not that the tax position would be sustained upon examination. Evaluating the technical merits of a tax position and determining the benefit to be recognized involves a significant level of judgment in the assumptions underlying such evaluation. As of December 31, 2009 and March 31, 2010, our unrecognized tax benefits totaled $15.3 million and if settled favorably, subsequent recognition will reduce our effective tax rate.

Pension and Other Employee Benefits

Our employees participate in the Loral pension plan and a supplemental retirement plan. These plans are defined benefit pension plans. In addition to providing pension benefits, we provide certain health care and life insurance benefits for retired employees and dependents. These pension and other employee benefit costs are developed from actuarial valuations. Inherent in these valuations are key assumptions, including the discount rate and expected long-term rate of return on plan assets. Material changes in these pension and other employee postretirement benefit costs may occur in the future due to changes in these assumptions, as well as our actual experience.

The discount rate is subject to change each year, based on a hypothetical yield curve developed from a portfolio of high-quality, corporate, non-callable bonds with maturities that match our projected benefit payment stream. The resulting discount rate reflects the matching of the plan liability cash flows to the yield curve. Changes in applicable high-quality long-term corporate bond indices, such as the Moody’s AA Corporate Bond Index, are also considered. The discount rate determined on this basis was 6.0% as of December 31, 2009, a decrease of 50 basis points from December 31, 2008.

The expected long-term rate of return on pension plan assets is selected by taking into account the expected duration of the plan’s projected benefit obligation, its asset mix and the fact that its assets are actively managed to mitigate risk. Allowable investment types include equity investments and fixed-income investments. Pension plan assets are managed by Russell Investment Corp., or Russell, which allocates the assets into specified Russell-designed funds as we direct. Each specified Russell fund is then managed by investment managers chosen by Russell. We also engage non-Russell-related investment managers through Russell, in its role as trustee, to invest pension plan assets. The targeted long-term allocation of our pension plan assets is 60% in equity investments and 40% in fixed-income investments. Based on this target allocation, the twenty-five year historical return of our asset mix has been 9.3%. The expected long-term rate of return on plan assets determined on this basis was 8.5% for 2007, 8.5% for 2008 and 8.0% for 2009. For 2010, we are using an expected long-term rate of return of 8.0%.

These pension and other employee postretirement benefit costs are expected to decrease to approximately $16.8 million in 2010 from $19.6 million in 2009, primarily due to the increase in the expected return on plan assets and decreased amortization of actuarial losses. Lowering the discount rate and the expected long-term rate of return each by 0.5% would have increased these pension and other employee postretirement benefits costs by approximately $2.0 million and $1.0 million, respectively, in 2009.

The benefit obligations for pensions and other employee benefits exceeded the fair value of plan assets by $203.9 million at December 31, 2009. We are required to recognize the funded status of a benefit plan on our balance sheet. Market conditions and interest rates significantly affect future assets and liabilities of pension and other employee benefits plans.

Stock-Based Compensation

Loral has a stock-based employee compensation plan in which our employees participate. Stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as an expense over the requisite service period. Loral uses the Black-Scholes-Merton option-pricing model and other models as applicable to estimate the fair value of these stock-based awards. These models require Loral to make significant judgments regarding the assumptions used within the models, the most significant of which are the stock price volatility assumption, the expected life of the option award, the risk-free rate of return and dividends during the expected term. Changes in these assumptions could have a material impact on the amount of stock-based compensation we recognize.

Loral estimates expected forfeitures of stock-based awards at the grant date and recognizes compensation cost only for those awards expected to vest. The forfeiture assumption is ultimately adjusted to the actual forfeiture rate. Therefore, changes in the forfeiture assumptions may impact the timing of the total amount of expense recognized over the vesting period. Estimated forfeitures are reassessed in each reporting period and may change based on new facts and circumstances. Loral emerged from bankruptcy on November 21, 2005 and, as a result, Loral did not have sufficient stock price history upon which to base the volatility assumption for measuring stock-based awards. In determining the volatility used in Loral’s models, Loral considered the volatility of the stock prices of selected companies in the satellite industry, the nature of those companies, Loral’s emergence from bankruptcy and other factors in its stock price volatility. Loral based its estimate of the average life of a stock-based award using the midpoint between the vesting and expiration dates. The risk-free rate of return assumption for awards was based on term-matching, nominal, monthly U.S. Treasury constant maturity rates as of the date of grant. Loral assumed no dividends during the expected term.

Our phantom stock appreciation rights program has been designed to incentivize and reward our employees based on the increase in a synthetically determined value of our equity. As our common stock has not historically been publicly traded and thus does not have a readily ascertainable market value, our equity value under the program is derived from a formula that calculates equity value based on a multiple of

Adjusted EBITDA plus cash on hand less debt at the end of the relevant year. Each phantom stock appreciation right provides the recipient with the right to receive an amount equal to the increase in our notional stock price over the base price at the date of grant multiplied by the number of phantom stock appreciation rights vested on the applicable vesting date. The baseline price at each grant date is updated accordingly.

The phantom stock appreciation rights have fixed exercise dates. As such, the phantom stock appreciation rights are automatically exercised and the value (if any) is paid out on each vesting date. The phantom stock appreciation rights may be settled in Loral stock or cash at our option. The number of shares of Loral stock to be issued on the vesting date is determined by dividing the SAR value by the price per share of Loral stock on the vesting date. Accordingly, the SS/L Phantom SARs are accounted for as liability awards and the value of the awards is adjusted quarterly for changes in the value of the award resulting from increases or decreases in actual or forecasted Adjusted EBITDA for the relevant year. Compensation expense is recognized ratably over the requisite vesting period.

Goodwill and Other Intangible Assets

Goodwill represented the amount by which our reorganization equity value exceeded the fair value of our tangible assets and identified intangible assets less our liabilities, as of October 1, 2005, the date we adopted fresh-start accounting. Our 2008 goodwill impairment test resulted in the recording of an impairment charge in 2008 for the entire goodwill balance of $228.2 million as a result of the decline of Loral’s stock price and the decline in comparable company values. Our estimate of our fair value employed both a comparable public company analysis, which considered the valuation multiples of companies deemed comparable, in whole or in part, to us and a discounted cash flow analysis that calculated a present value of our projected future cash flows. We considered both quantitative and qualitative factors in assessing the reasonableness of the underlying assumptions used in the valuation process. Testing goodwill for impairment requires significant subjective judgments by management.

Contingencies

Contingencies by their nature relate to uncertainties that require management to exercise judgment both in assessing the likelihood that a liability has been incurred as well as in estimating the amount of potential loss, if any. We accrue for costs relating to litigation, claims and other contingent matters when, in management’s opinion, such liabilities become probable and reasonably estimable. Such estimates may be based on advice from third parties or on management’s judgment, as appropriate. Actual amounts paid may differ from amounts estimated, and such differences will be charged to operations in the period in which the final determination of the liability is made. Management considers the assessment of loss contingencies as a critical accounting policy because of the significant uncertainty relating to the outcome of any potential legal actions and other claims and the difficulty of predicting the likelihood and range of the potential liability involved, coupled with the material impact on our results of operations that could result from legal actions or other claims and assessments.

Accounting Standards Issued and Not Yet Implemented

For discussion of accounting standards issued and not yet implemented that could have an impact on us, see Note 2 to the March 31, 2010 condensed consolidated financial statements.

Consolidated Operating Results

Three Months Ended March 31, 2010 Compared With Three Months Ended March 31, 2009

The following compares our consolidated results for the three months ended March 31, 2009 and 2010 as presented in our financial statements:

Revenues

	Three Months Ended March 31,
	2009	2010	% Increase
	(In millions)
Revenues	$216	$231	7%

Variances in revenues from period to period are influenced by the size, timing and number of satellite contracts awarded, and the length of the construction period for satellite contracts awarded. Revenues are recognized on the cost-to-cost percentage of completion method over the construction period, which usually ranges between 24 and 36 months. Large satellites with significant new development can require up to 48 months for completion.

Revenues increased by $15 million for the three months ended March 31, 2010 compared with the three months ended March 31, 2009 primarily as a result of an increase in the number, size and complexity of satellites ordered. Revenues for the first quarter of 2010 were primarily driven by $3.22 billion of orders placed for 18 satellites in the three-year period ended December 31, 2009. Revenues for the first quarter of 2009 were primarily driven by $2.96 billion of orders placed for 17 satellites in the three-year period ended December 31, 2008.

Revenues includes revenues from affiliates of $28.2 million and $24.1 million for the three months ended March 31, 2009 and 2010, respectively.

Cost of Satellite Manufacturing

	Three Months Ended March 31,		% Increase/ (Decrease)
	2009	2010
	(In millions)
Cost of satellite manufacturing before specific identified charges	$191	$203	6%
Depreciation, amortization and stock-based compensation	10	9	(11%)
Cost of satellite manufacturing as reported	$201	$212	5%
Cost of satellite manufacturing as a % of revenues as reported	93%	92%

Cost of satellite manufacturing before specific identified charges increased by $12 million for the three months ended March 31, 2010 as compared with the three months ended March 31, 2009 primarily due to higher sales volume.

Selling, General and Administrative Expenses

	Three Months Ended March 31,		% Increase/ (Decrease)
	2009	2010
	(In millions)
Selling, general and administrative expenses before specific identified charges	$10	$12	20%
Research and development expenses	5	4	(20%)
Corporate management expenses	4	3	(25%)
Selling, general and administrative expenses as reported	$19	$19	—
% of revenues as reported	9%	8%

Selling, general and administrative expenses were unchanged for the three months ended March 31, 2010 as compared to the three months ended March 31, 2009. Selling, general and administrative expenses before specific identified charges increased by $2 million for the three months ended March 31, 2010 as compared to the three months ended March 31, 2009 primarily due to a $1 million increase in new business acquisition costs and a $1 million increase in stock-based compensation related to our phantom stock appreciation rights granted during 2009.

Interest and Investment Income

	Three Months Ended March 31,
	2009	2010
	(In millions)
Interest and investment income	$2	$3

Interest and investment income increased by $1 million for the three months ended March 31, 2010 as compared to the three months ended March 31, 2009, primarily due to increased interest income on long-term receivables as a result of satellite launches in 2009.

Interest Expense

	Three Months Ended March 31,
	2009	2010
	(In millions)
Interest expense	$1	$1

Interest expense, primarily related to our credit agreement, was unchanged for the three months ended March 31, 2010 as compared to the three months ended March 31, 2009.

Other Expense

Other expense includes gains and losses on foreign currency transactions.

Income Tax Provision

For the three months ended March 31, 2010, we recorded an income tax provision of $0.3 million on pre-tax income of $2.1 million as compared to an income tax benefit of $0.1 million on a pre-tax loss of $2.5 million for the three months ended March 31, 2009. The change primarily related to an additional provision of $0.3 million in 2010 to increase our liability for uncertain tax positions.

Net Income (Loss)

	Three Months Ended March 31,
	2009	2010
	(In millions)
Net income (loss)	$(2)	$2

Net income increased by $4 million in the three months ended March 31, 2010 from a $2 million loss in the three months ended March 31, 2009. The improvement was due primarily to an increase in gross margin, driven by higher sales.

2009 Compared with 2008 and 2008 Compared with 2007

The following compares our consolidated results for 2007, 2008 and 2009 as presented in our financial statements:

Revenues

	Year Ended December 31,			% Increase
	2007	2008	2009	2008 vs. 2007	2009 vs. 2008
	(In millions)
Revenues	$814	$881	$1,009	8%	15%

Revenues increased by $128 million for 2009 as compared to 2008, primarily as a result of an increase in the number, size and complexity of satellites ordered. Revenues in 2009 were primarily driven by $3.22 billion of orders placed for 18 satellites in the three-year period ended December 31, 2009. Revenues in 2008 were primarily driven by $2.96 billion of orders placed for 17 satellites in the three-year period ended December 31, 2008.

Revenues increased $67 million for 2008 compared to 2007, primarily as a result of an increase in the number of satellites ordered. Revenues in 2008 were primarily driven by $2.96 billion of orders placed for 17 satellites in the three-year period ended December 31, 2008. Revenues in 2007 were primarily driven by $2.54 billion of orders placed for 14 satellites in the three-year period ended December 31, 2007.

Revenues include revenues from affiliates of $74.5 million, $95.9 million and $107.4 million for the years ended December 31, 2007, 2008 and 2009, respectively.

Cost of Satellite Manufacturing

	Year Ended December 31,			% Increase
	2007	2008	2009	2008 vs. 2007	2009 vs. 2008
	(In millions)
Cost of satellite manufacturing before specific identified charges	$702	$759	$850	8%	12%
Depreciation, amortization and stock-based compensation	36	39	44	8%	13%
Cost of satellite manufacturing as reported	$738	$798	$894	8%	12%
Cost of satellite manufacturing as a % of revenues as reported	91%	91%	89%

Cost of satellite manufacturing as reported increased $96 million for the year ended December 31, 2009 as compared to the year ended December 31, 2008. Cost of Satellite Manufacturing before specific identified charges increased $91 million for the year ended December 31, 2009 as compared to the year ended December 31, 2008. The increase is primarily due to $73 million of incremental costs associated mainly with higher sales volume, net of economies of scale. In addition, pension costs increased by $12 million and on-orbit support costs increased by $4 million as a result of a reduction of costs in 2008 due to performance that was better than previous estimates. Depreciation, amortization and stock-based compensation increased by $5 million for the year ended December 31, 2009 as compared to the year ended December 31, 2008 primarily due to increases of $2 million in stock-based compensation, $2 million in amortization of fair value adjustments and $1 million in depreciation.

Cost of satellite manufacturing as reported increased by $60 million for 2008 as compared to 2007. Cost of satellite manufacturing before specific identified charges increased by $57 million. This increase is primarily due to $52 million of increased costs associated with higher sales volume, net of economies of scale and performance changes, and a $6 million increase in warranty expenses. Depreciation, amortization and stock-based compensation expense increased $3 million, primarily as a result of $2 million of depreciation due to increased capital expenditures related to facility expansion.

Selling, General and Administrative Expenses

	Year Ended December 31,			% Increase/(Decrease)
	2007	2008	2009	2008 vs. 2007	2009 vs. 2008
	(In millions)
Selling general and administrative expenses before specific charges	$41	$42	$45	2%	7%
Research and development expenses	37	35	23	(6)%	(34)%
Corporate management expenses	24	11	17	(54)%	55%
Selling, general and administrative expenses as reported	$102	$88	$85	(14)%	(3)%
% of revenues as reported	13%	10%	8%

Selling, general and administrative expenses before specific identified charges increased by $3 million for the year ended December 31, 2009 as compared to the year ended December 31, 2008. This was due primarily to a $2 million increase in deferred compensation expense, a $2 million increase in the allowance for billed receivables and a $1 million increase in stock-based compensation, partially offset by a decrease of $3 million in new business acquisition costs. Research and development expenses decreased by $12 million for the year ended December 31, 2009 as compared to the year ended December 31, 2008, as the result of the completion of a significant project. Corporate management expenses allocated to us increased by $6 million for the year ended December 31, 2009 as compared with the year ended December 31, 2008, primarily due to an increase in deferred compensation expense for corporate management employees. The deferred compensation expense increases resulted from an increase in the fair value of Loral’s common stock during 2009.

Selling, general and administrative expenses as reported were $102 million and $88 million for the years ended December 31, 2007 and 2008, respectively. Selling, general and administrative expenses before specific identified charges increased by $1 million for the year ended December 31, 2008 as compared to the year ended December 31, 2007. Corporate management expenses allocated to us decreased by $13 million as a result of charges taken in 2007 for corporate staff reductions, lower deferred compensation due to the decline in the market price of Loral stock during 2008 and lower litigation costs in 2008 due to the conclusion of certain shareholder and noteholder suits.

Impairment of Goodwill

During 2008, we recorded a charge to expense of $228 million for impairment of goodwill.

See “Critical Accounting Policies — Goodwill and other Intangible Assets” for a discussion of our accounting for goodwill impairment.

Interest and Investment Income

	Year Ended December 31,
	2007	2008	2009
	(In millions)
Interest and investment income	$17	$10	$7

Interest and investment income decreased by $3 million for the year ended December 31, 2009 as compared to the year ended December 31, 2008, reflecting a $2 million decrease due to reduced returns on investments and a $2 million decrease from accelerated amortization of fair value adjustments resulting from the early payment of orbital receivables in 2008, partially offset by a $1 million increase in interest income on long-term receivables due to additional satellite launches.

Interest and investment income decreased by $7 million for 2008 as compared to 2007, primarily due to a reduction in average investment balances from the significant use of cash during 2008 and reduced interest rates on investments.

Interest Expense

	Year Ended December 31,
	2007	2008	2009
	(In millions)
Interest (expense) income	$4	$(2)	$(1)

Interest expense for the year ended December 31, 2009 is associated with the commitment and letter of credit fees on our credit facility that commenced in October 2008.

Interest expense for the year ended December 31, 2008 is related to interest on vendor financing which is no longer outstanding in 2009.

The credit in interest expense in 2007 is related to the reversal of interest expense on warranty liabilities.

Income Tax Provision

For 2007, we recorded a current tax benefit of $1.0 million, which included a nominal provision to increase our liability for uncertain tax positions, and a deferred tax provision of $0.8 million, resulting in a total benefit of $0.2 million on a pre-tax loss of $5.6 million. For 2008, we recorded a current tax benefit of $0.3 million, which included a benefit of $0.4 million to reduce our liability for uncertain tax positions, and a deferred tax provision of $0.3 million, resulting in a nominal provision on a pre-tax loss of $225.1 million. For 2009, we recorded a current tax provision of $4.1 million, which included a provision of $2.7 million to increase our liability for uncertain tax positions, and a deferred tax benefit of $2.7 million, resulting in a total provision of $1.4 million on pre-tax income of $35.1 million.

For 2007, the deferred income tax provision of $0.8 million related primarily to (i) a provision of $1.2 million as a result of the return-to-provision adjustments from 2006 which utilized deferred tax benefits from periods preceding October 1, 2005, the date we adopted fresh-start accounting (where the excess valuation allowance was recorded as a reduction to goodwill) (ii) offset by a benefit of $0.4 million for the increase to our deferred tax asset for additional federal and state AMT credits.

For 2008, the deferred income tax provision of $0.3 million related primarily to (i) a provision of $0.5 million for the decrease to our deferred tax asset for federal and state AMT credits (ii) offset by a benefit of $0.2 million for the increase to our deferred tax asset for state research tax credits.

For 2009, the deferred income tax benefit of $2.7 million related primarily to (i) a benefit of $3.0 million for the increase to our deferred tax asset for federal AMT credits (ii) offset by a provision of $0.3 million for the decrease to our deferred tax assets for state AMT and research tax credits.

Net Income (loss)

	Year Ended December 31,
	2007	2008	2009
	(In millions)
Net income (loss)	$(5)	$(225)	$34

Net income increased by $259 million for the year ended December 31, 2009 as compared to the year ended December 31, 2008. This was primarily the result of a charge of $228 million in 2008 related to the impairment of goodwill and a $31 million increase in gross margin.

Net loss increased by $220 million for the year ended December 31, 2008 as compared to the year ended December 31, 2007. This is the result of a charge of $228 million in 2008 related to the impairment of goodwill, a decrease of $7 million in interest and investment income and a $6 million increase in interest expense, partially offset by a $7 million increase in gross margin and a $14 million decrease in selling, general and administrative expenses.

Backlog

Backlog was $1.4 billion, $1.6 billion and $1.4 billion as of December 31, 2008, December 31, 2009 and March 31, 2010, respectively. It is expected that approximately 63% of satellite manufacturing backlog as of December 31, 2009 will be recognized as revenues during 2010.

Adjusted EBITDA

We use Adjusted EBITDA as a measure of profit or loss to evaluate our operating performance, to determine the affordability of discretionary spending, including capital expenditures, to measure performance for incentive compensation programs and to evaluate future growth opportunities. We define Adjusted EBITDA as operating income (loss) before depreciation, amortization and stock-based compensation (including stock-based compensation from our phantom stock appreciation rights expected to be settled in Loral common stock), corporate management expenses and fees and impairment of goodwill. Financial results in our industry can vary significantly over time and between companies due to a number of factors, including the cost of capital, timing of capital expenditures, the amount of intangible assets recorded, the timing and amount of investments, and the effects of other income or expense, which are either typically non-recurring transactions and/or not related to the ongoing business. The use of Adjusted EBITDA allows us and investors to compare operating results over time exclusive of these factors. In connection with this offering, we expect to incur new guaranty fees in connection with the Loral guaranty of certain of our satellite construction contracts, which will reduce Adjusted EBITDA in future periods. See “Certain Relationships and Related Party Transactions — Transactions with Loral — General.”

Adjusted EBITDA also allows us and investors to compare our operating results with the EBITDA reported by our competitors. Competitors in our industry have significantly different capital structures, and the use of Adjusted EBITDA maintains comparability of performance by excluding interest income and expense, among other things. However, EBITDA is a non-GAAP financial measure, and Adjusted EBITDA as used here may not be comparable to similarly titled measures reported by our competitors. The common definition of EBITDA is “Earnings Before Interest, Taxes, Depreciation and Amortization.” Adjusted EBITDA differs from the common definition of EBITDA, due to our exclusion from Adjusted EBITDA of non-cash, stock based compensation, corporate management expenses and fees, impairment of goodwill and other expense, net. The corporate management expenses and fees that we add back to operating income (loss) to derive Adjusted EBITDA reflect amounts payable by us to Loral pursuant to the Management Agreement and the Shared Services Agreement, other than expenses Loral incurs for our benefit or on our behalf, including our allocated share of directors and officers insurance and audit fees.

We believe the use of Adjusted EBITDA along with U.S. GAAP financial measures enhances the understanding of our operating results and is useful to us and investors in comparing performance with competitors, estimating enterprise value and making investment decisions. Adjusted EBITDA should be used in conjunction with U.S. GAAP financial measures and is not presented as an alternative to cash flow from operations as a measure of our liquidity or as an alternative to net income as an indicator of our operating performance. Adjusted EBITDA is not designed to represent what our performance would be as a standalone company.

	Year Ended December 31,			Three Months Ended March 31,
	2007	2008	2009	2009	2010
	(In millions)
Adjusted EBITDA	$34.5	$45.1	$90.6	$10.4	$12.7

Adjusted EBITDA increased by $2 million for the three months ended March 31, 2010 as compared to the three months ended March 31, 2009. The increase consists primarily of approximately $1 million due to the higher sales volume and a $1 million increase in gains from cash flow hedges of foreign currency denominated contracts.

Adjusted EBITDA increased $46 million for the year ended December 31, 2009 as compared to the year ended December 31, 2008. Contract margins improved by $46 million, of which $21 million was due to scope additions. The remainder of the contract margin increase was due primarily to increased revenues, including economies of scale. Adjusted EBITDA was also affected by a $12 million reduction in research and development expense as a result of completion of a significant project that was being performed in 2008, a $4 million decrease in losses on foreign exchange forward contracts that affected revenues and a $3 million reduction in new business acquisition costs, partially offset by a $12 million increase in pension costs, a $2 million increase in deferred compensation expense, a $2 million increase in the allowance for billed receivables and a $1 million increase in stock-based compensation related to our phantom stock appreciation rights paid in cash.

Adjusted EBITDA increased by $11 million in 2008 as compared to 2007 primarily as a result of improved contract margins of $20 million on higher sales volume, including economies of scale and net performance changes, in 2008, partially offset by $6 million of increased warranty expenses and a $3 million loss on foreign exchange forward contracts in 2008.

Reconciliation of Adjusted EBITDA to Net Income (Loss):

	Year Ended December 31,			Three Months Ended March 31,
	2007	2008	2009	2009	2010
	(In millions)
Adjusted EBITDA	$34.5	$45.1	$90.6	$10.4	$12.7
Depreciation, amortization and stock-based compensation(1)	(36.4)	(38.7)	(44.2)	(9.9)	(9.5)
Corporate management expenses and fees	(23.9)	(10.8)	(17.0)	(3.7)	(3.4)
Impairment of goodwill(2)	—	(228.2)	—	—	—
Operating income (loss)	(25.8)	(232.6)	29.4	(3.2)	(0.2)
Interest and investment income	16.8	9.9	7.1	1.7	3.0
Interest expense	3.7	(2.2)	(1.3)	(1.0)	(0.6)
Other expense	(0.3)	(0.3)	(0.1)	(0.1)	(0.1)
Income tax (provision) benefit	0.2	—	(1.4)	0.1	(0.3)
Net income (loss)	$(5.4)	$(225.2)	$33.7	$(2.5)	$1.8

(1)	Includes non-cash based stock-based compensation of $3.7 million, $2.6 million and $4.5 million for the years ended December 31, 2007, 2008 and 2009, respectively and non-cash stock-based compensation of $0.7 million and $0.8 million for the three months ended March 31, 2009 and 2010, respectively.
(2)	During the fourth quarter of 2008, we determined that the implied fair value of our goodwill had dropped below its carrying value, and we recorded this impairment charge.

Liquidity and Capital Resources

Our cash flow is subject to substantial fluctuation and is difficult to predict. It takes two to three years to complete a satellite project and numerous assumptions are built into the estimated costs. Revenues and profit from satellite sales under these long-term contracts are recognized using the cost-to-cost percentage of completion method, while our cash receipts are tied to the achievement of contract milestones that depend in part on the ability of our subcontractors to deliver on time. Milestone payments are established for each contract on an individual basis and can occur regularly throughout the construction period or be non-recurring and significant in nature. As a result, the timing of revenue recognition and cash receipts do not match, creating fluctuations in contracts-in-process, long-term receivables and customer advances. In addition, the timing of satellite awards is difficult to predict, contributing to the unevenness of revenues and cash flow.

On October 16, 2008, we entered into a $100 million credit agreement with several banks and other financial institutions, or the Credit Agreement, to bridge short-term cash requirements that may arise while fulfilling our operational requirements. The Credit Agreement, which is guaranteed by Loral, provides us with a $100 million revolving credit facility, including a $50 million letter of credit sub-limit. Any borrowings under the Credit Agreement mature on October 16, 2011.

Cash and Available Credit

At March 31, 2010, we had $104 million of cash and cash equivalents, $5 million of restricted cash, no debt and $5 million of letters of credit outstanding. This represents a reduction of $23 million from our cash position at December 31, 2009 of $127 million. Our reduced cash position was expected and is primarily the result of growth of our contract assets, including our investment in orbital receivables (see below), and planned capital expenditures. During 2009 and the first three months of 2010, we have not borrowed any funds under the Credit Agreement. The restricted cash balance at March 31, 2010 is unchanged from December 31, 2009. We currently invest our cash in several liquid Prime AAA money market funds. The dispersion across funds reduces the exposure of a default at one fund.

For the year ended December, 31, 2009, our cash position improved $123 million from the cash position, net of borrowings under the Credit Agreement, at December 31, 2008. This improved cash position was primarily the result of improved operating results, increased customer advances and reduced inventory levels. During the first quarter of 2009, we repaid the $55 million of borrowings that were outstanding at December 31, 2008.

We maintain cash to support our operating requirements. While we do not expect to pay dividends for the foreseeable future, any payment of dividends and management fees in cash is governed by applicable covenants relating to our debt. As a result of the consummation of this offering, we will no longer be a wholly-owned subsidiary of Loral, which would constitute an event of default under the Credit Agreement. We intend to seek a waiver of such event of default or, failing that, an alternate credit facility prior to the consummation of this offering. Subject to successful completion of the above, we anticipate that over the next 12 months we will be in compliance with all of the covenants of the Credit Agreement and have full availability of the revolving credit facility.

Orbital Receivables

Satellite construction contracts often include provisions for incentive payments pursuant to which a portion of the contract value (typically about 10%) is received over the life of the satellite (typically 15 years), which are referred to as orbital receivables. Receipt of these orbital receivables is contingent upon the on-orbit performance of the satellite in accordance with contractual specifications. We record these orbital receivables in long-term receivables on our balance sheet as we record the revenues on the satellite during the construction period which is typically two to three years. The amount recorded as revenues is net of (i) a factor to reflect the risk that a portion of the orbital incentives will be lost due to non-performance and (ii) a discount for the time value of money because the amounts will be collected over the operating life of the satellite.

As of January 1, 2006, we had recorded orbital receivables of $42 million, net of fresh-start fair value adjustments of $24 million and warranty reserves, representing three launched satellites and eight satellites under construction. Our orbital receivables asset has grown to approximately $256 million, net of fresh-start fair value adjustments of $18 million and warranty reserves, at March 31, 2010. During this time period, we had been awarded 24 additional satellite construction contracts, 16 of which included orbital receivables. Approximately $143 million of the gross orbital receivables as of March 31, 2010 were related to 10 satellites launched and $131 million were related to 14 satellites that were under construction as of March 31, 2010.

We anticipate that this orbital receivable asset, which represents a use of cash, will continue to grow. We will generate positive cash flow from orbital receivables once principal and interest payments received for those satellites that are operating in space become greater than the amount being deferred for satellites under construction. The timing of positive cash flows from orbital receivables is dependent on a number of factors including: the number of new satellite awards with the requirement for orbital incentive payments; the timing of the completion of contracts under construction; interest rates associated with orbital incentive payments; the performance of on-orbit satellites; and the number of satellites in operation as compared to the number of satellites under construction.

Liquidity

Our fluctuating cash flow can be seen in the changes in our cash balances from period to period. For each of 2010 and 2011, our capital expenditures are projected to be approximately $50 million. This is above our normal level of annual capital expenditures of between $25 million and $30 million. For 2010 and 2011, we anticipate completing certain building modifications and purchasing additional test and satellite handling equipment required to meet our contractual obligations as a result of our increased backlog and the size and complexity of the satellites under construction. As demonstrated by our actual capital expenditures falling below previously projected amounts in 2008 and 2009, we maintain the flexibility to defer a portion of our ongoing capital expenditures as circumstances may require. In addition, in 2010 we expect to fund the growth in our orbital receivables asset, excluding interest associated with orbital receivables for launched satellites, by more than $70 million (see discussion above). Finally, with the uncertainty as to the timing and nature of new construction contract awards and milestone receipts, cash flow related to contract assets can change our cash requirements.

We have certain cash flow arrangements with Loral whereby we make certain cash payments to Loral and provide vendor financing. Such payments and financing are permitted under the Credit Agreement. We make cash payments to Loral of $1.5 million annually for corporate management fees and an amount not to exceed $15 million during any fiscal year for allocated corporate management expenses. In addition to these amounts, we entered into an agreement with Loral to provide approximately $10 million in vendor financing for the construction of the Canadian coverage portion of the ViaSat-1 satellite, purchased by Loral, which is currently being constructed by us. At March 31, 2010, the amount outstanding under this agreement was approximately $5 million. We will provide Loral with the remaining available amount over the remaining construction period. The satellite is scheduled for launch in early 2011. Repayment of the loan will be made in four quarterly payments commencing after the in-service date.

We believe that, absent unforeseen circumstances, with our cash on hand and cash flow from operations, we have sufficient liquidity to fulfill our obligations for the next 12 months. The borrowing capacity under the revolving credit facility enhances our liquidity position. In addition, management has determined to have SS/L issue shares of our common stock to the public because, among other things, the net proceeds from this offering will strengthen our liquidity position and having publicly traded common stock will enhance our future access to the public equity markets. See “Use of Proceeds.”

Risks to Cash Flow

Economic and credit market conditions could adversely affect the ability of customers to make payments, including orbital receivables, under satellite construction contracts with us. Though most of our customers are substantial corporations for which creditworthiness is generally high, we have certain customers which are either highly leveraged or are in the developmental stage and are not fully funded. There can be no assurance that these customers will not delay contract payments to, or seek financial relief from, us if such customers have financial difficulties. If customers fall behind or default on their payment obligations, our liquidity will be adversely affected.

In the event of an uncured payment default by a customer during the pre-launch construction phase of the satellite, our construction contracts generally provide us with significant rights even if our customers (or successors) have paid significant amounts under the contract. These rights typically include the right to stop work on the satellite and the right to terminate the contract for default. In the latter case, we would generally have the right to retain, and sell to other customers, the satellite or satellite components that are under construction. The exercise of such rights, however, could be impeded by the assertion by customers of defenses and counterclaims, including claims of breach of performance obligations on our part, and our recovery could be reduced by the lack of a ready resale market for the affected satellites or their components. In either case, our liquidity could be adversely affected pending resolution of such customer disputes.

In the event of an uncured payment default by a customer after satellite delivery and launch when title has passed to the customer, our remedies are more limited. Typically, amounts due post-launch and delivery are final milestone payments and, in many cases, orbital receivables. To recover such amounts, we generally would have to commence litigation to enforce our rights. We believe, however, that, as customers generally rely on us to provide orbital anomaly and troubleshooting support for the life of the satellite, which support is generally perceived to be critical to maximize the life and performance of the satellite, it is likely that customers (or their successors) will cure any payment defaults and fulfill their payment obligations or make other satisfactory arrangements to obtain our support, and our liquidity would not be adversely affected.

Our contracts contain detailed and complex technical specifications to which the satellite must be built. Our contracts also impose a variety of other contractual obligations on us, including the requirement to deliver the satellite by an agreed-upon date, subject to negotiated allowances. If we are unable to meet our contract obligations, including significant deviations from technical specifications or delivering the satellite beyond the agreed upon date in a contract, the customer would have the right to terminate the contract for contractor default. If a contract is terminated for contractor default, we would be required to refund the payments made to us to date, which could be significant. In such circumstances, we would, however, keep the satellite under construction and be able to recoup some of our losses through the resale of the satellite or its components to another customer. It has been our experience that, because the satellite is generally critical to the execution of a customer’s operations and business plan, customers will usually accept a satellite with minor deviations from specifications or renegotiate a revised delivery date with us as opposed to terminating the contract for contractor default and losing the satellite. Nonetheless, the obligation to return all funds paid to us in the later stages of a contract, due to termination for contractor default, would have a material adverse effect on our liquidity.

For 2008 and 2009, we booked seven satellite awards in each year. Backlog at March 31, 2010 was $1.4 billion for 19 satellites. We have high fixed costs relating primarily to labor and overhead. Based on our current cost structure, we estimate that we cover our fixed costs, including depreciation and amortization, with an average of four to five satellite awards a year depending on the size, power, pricing and complexity of the satellite. If our satellite awards fall below four to five awards per year, we would be required to phase in a reduction of costs to accommodate this lower level of activity. The timing of any reduced demand for satellites, if it were to occur, is difficult to predict. It is, therefore, difficult to anticipate the need to reduce costs to match any such slowdown in business, especially when we have significant backlog business to perform. A delay in matching the timing of a reduction in business with a reduction in expenditures could adversely affect our liquidity. We believe that our current backlog, existing liquidity and availability under the Credit Agreement are sufficient to finance us, even if we receive fewer than four to five awards over the next 12 months. If we were to experience a shortage of orders below the four to five awards per year for multiple years, we could require additional financing, the amount and timing of which would depend on the magnitude of the order shortfall coupled with the timing of a reduction in costs. There can be no assurance that we could obtain such financing on favorable terms, if at all.

Contractual Obligations and Other Commercial Commitments

The following tables aggregate our contractual obligations and other commercial commitments as of December 31, 2009.

Contractual Obligations:

	Payments Due by Period
	Total	Less than 1 Year	1-3 Years	4-5 Years	More than 5 Years
	(In thousands)
Operating leases(1)	$40,362	$9,423	$13,641	$7,282	$10,016
Unconditional purchase obligations(2)	468,514	305,623	162,891	—	—
Revolving credit agreement(3)	—	—	—	—	—
Total contractual cash obligations(4)	$508,876	$315,046	$176,532	$7,282	$10,016

Other Commercial Commitments:

	Total Amounts Committed	Amount of Commitment Expiration Per Period
		Less than 1 Year	1-3 Years	4-5 Years	More than 5 Years
	(In thousands)
Standby letter of credit	$4,921	$4,921	$—	$—	$—

(1)	Represents future minimum payments under operating leases with initial or remaining terms of one year or more.
(2)	We have entered into various purchase commitments with suppliers due to the long lead times required to produce purchased parts.
(3)	On October 16, 2008, we entered into the Credit Agreement with several banks and other financial institutions. The Credit Agreement provides for a $100 million senior secured revolving credit facility. The Revolving Facility includes a $50 million letter of credit sublimit. The Credit Agreement is for a term of three years, maturing on October 16, 2011. No amounts were outstanding under the Credit Agreement at December 31, 2009.
(4)	Does not include our liabilities for uncertain tax positions of $3.4 million. Because the timing of future cash outflows associated with our liabilities for uncertain tax positions is highly uncertain, we are unable to make reasonably reliable estimates of the period of cash settlement with the respective taxing authorities. Does not include obligations for pensions and other postretirement benefits, for which we expect to make employer contributions of $27 million in 2010. We also expect to make significant employer contributions to our plans in future years.

Net Cash Provided by (Used in) Operating Activities

Net cash used in operating activities was $16 million for the three months ended March 31, 2010, as compared to net cash provided by operating activities of $62 million for the three months ended March 31, 2009.

The major driver of this change was net cash used in program-related assets (contracts-in-process, inventories and customer advances) of $26 million in the current period compared to net cash provided by program-related assets of $84 million last year. Contracts-in-process provided $28 million last year but reduced cash flow from operating activities by $8 million this year due to advance spending on programs that customers would pay us for in the future. Customer advances provided $55 million last year but consumed $20 million this year due to the timing of awards and progress on new satellite programs.

Cash provided by net income (loss) adjusted for non-cash items was $9 million for the three months ended March 31, 2010, compared with $8 million for the three months ended March 31, 2009.

Other factors affecting cash from operating activities: accounts payable, accrued expenses and other current liabilities increased by $6 million for the three months ended March 31, 2010 and decreased by $28 million for the three months ended March 31, 2009, mainly due to the timing of payments.

Net cash provided by operating activities for 2009 was $149 million. This was primarily due to net cash provided from program-related assets (contracts-in-process, inventories, long-term receivables and customer advances) of $90 million and net income adjusted for non-cash items of $74 million. Changes in program-related assets resulted mainly from progress on new and existing satellite programs.

Other significant factors that contributed to the cash change in 2009 were accounts payable and due to Loral which used cash of $13 million.

Net cash used in operating activities for 2008 was $179 million. This was primarily due to net cash used by program related assets of $230 million, partially offset by cash provided by net income adjusted for non-cash items of $40 million. Other significant factors that contributed to the cash change in 2008 were: accounts payable provided cash of $26 million while pension and other postretirement liabilities used cash of $17 million.

Net cash used in operating activities for 2007 was $31 million. This was primarily due to cash used by program related assets of $100 million, partially offset by cash provided by a decrease in accounts receivable of $65 million from the collection of vendor financing from a customer.

Net Cash Provided by (Used in) Investing Activities

Net cash used in investing activities for the three months ended March 31, 2009 and March 31, 2010 was $8 million and $7 million, respectively, relating to capital expenditures.

Net cash used in investing activities for 2009 was $26 million, primarily resulting from capital expenditures.

Net cash used in investing activities for 2008 was $47 million, primarily resulting from capital expenditures of $54 million, partially offset by a decrease in restricted cash of $7 million as a result of the release of restrictions on cash due to the replacement of our former letter of credit facility.

Net cash provided by investing activities for 2007 was $63 million, primarily resulting from the net effect of cash management of short-term investments of $107 million. This change was partially offset by capital expenditures of $41 million, and an increase in restricted cash of $3 million.

Net Cash Provided by (Used in) Financing Activities

Net cash used in financing activities for 2009 was $55 million, primarily resulting from the repayment of borrowings under the Credit Agreement during the first quarter.

Net cash provided by financing activities for 2008 was $102 million, primarily resulting from the proceeds, net of expenses, of $52 million, from borrowings under the Credit Agreement, along with a capital contribution from Loral of $50 million.

We had no cash flows from financing activities in 2007.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements, as defined by the rules and regulations of the SEC, that have or are reasonably likely to have a material effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources. As a result, we are not materially exposed to any financing, liquidity, market or credit risk that could arise if we had engaged in these arrangements.

Other

During 2009, we contributed approximately $21 million to the qualified pension plan and funded approximately $2 million for other employee post-retirement benefit plans. During 2008, we contributed approximately $26 million to the qualified pension plan and funded approximately $3 million for other employee post-retirement benefit plans. During 2007, we made no contributions to the qualified pension plan and funded approximately $3 million for other employee postretirement benefit plans. During 2010, based on current estimates, we expect to contribute approximately $23 million to the qualified pension plan and expect to fund approximately $4 million for other employee postretirement benefit plans.

Commitments and Contingencies

Our business and operations are subject to a number of significant risks, the most significant of which are summarized in “Risk Factors” and also in Note 12 to the December 31, 2009 financial statements and in Note 13 to the March 31, 2010 condensed consolidated financial statements.

Quantitative and Qualitative Disclosures about Market Risk

Foreign Currency

We, in the normal course of business, are subject to the risks associated with fluctuations in foreign currency exchange rates. To limit this foreign exchange rate exposure, we seek to denominate our contracts in U.S. dollars. If we are unable to enter into a contract in U.S. dollars, we review our foreign exchange exposure and, where appropriate, derivatives are used to minimize the risk of foreign exchange rate fluctuations to operating results and cash flows. We do not use derivative instruments for trading or speculative purposes.

As of March 31, 2010, we had the following amounts denominated in Japanese yen and euros (which have been translated into U.S. dollars based on the March 31, 2010 exchange rates) that were unhedged:

	Foreign Currency	U.S. $
	(In millions)
Future revenues – Japanese yen	¥819.5	$8.8
Future expenditures – Japanese yen	¥4,328.3	$46.7
Contracts-in-process, unbilled receivables – Japanese yen	¥172.3	$1.9
Future revenues – euros	¥2.9	$3.9
Future expenditures – euros	¥2.5	$3.3

On July 9, 2008, we were awarded a satellite contract denominated in euros and entered into a series of foreign exchange forward contracts with maturities through 2011 to hedge the associated foreign currency exchange risk. These foreign exchange forward contracts have been designated as cash flow hedges of future euro-denominated receivables.

The maturity of foreign currency exchange contracts held as of March 31, 2010 is consistent with the contractual or expected timing of the transactions being hedged, principally receipt of customer payments under long-term contracts. These foreign exchange contracts mature as follows:

	To Sell
Maturity	Euro Amount	At Contract Rate	At Market Rate
	(In millions)
2010	€13.7	$20.5	$18.4
2011	23.5	35.6	31.7
	€37.2	$56.1	$50.1

As a result of the use of derivative instruments, we are exposed to the risk that counterparties to derivative contracts will fail to meet their contractual obligations. To mitigate the counterparty credit risk, we have a policy of entering into contracts only with carefully selected major financial institutions based upon their credit ratings and other factors.

The aggregate fair value of derivative instruments was a net asset position of $6 million as of March 31, 2010. This amount represents the maximum exposure to loss at March 31, 2010 as a result of the counterparties failing to perform as contracted.

Interest

We had no borrowings outstanding under the Credit Agreement at March 31, 2010. Borrowings under this facility are limited to Eurodollar Loans for periods ending in one, two, three or six months or ABR Loans, which rate is adjusted daily based upon changes in the Prime Rate or Federal Funds Rate. Because of the nature of the borrowing under a revolving credit facility, the borrowing rate adjusts to changes in interest rates over time. For a $100 million credit facility, if it were fully borrowed, a one percent change in interest rates would affect our interest expense by $1 million for the year. We had no other long-term debt or other exposure to changes in interest rates with respect thereto.

BUSINESS

Our Company

We are a leading designer, manufacturer and integrator of powerful satellites and satellite systems for commercial and government customers worldwide. Our design, engineering and manufacturing excellence has allowed us to develop a large portfolio of highly engineered, mission-critical satellites and secure a leading industry presence. This position, coupled with our technical innovation and record of reliability and customer support, provides us with the ability to produce satellites that meet a broad range of customer requirements for broadband internet service to the home, mobile video and internet service, broadcast feeds for television and radio distribution, phone service, civil and defense communications, direct-to-home television broadcast, satellite radio, telecommunications backhaul and trunking, weather and environment monitoring and air traffic control. In addition, we have applied our design and manufacturing expertise to produce spacecraft subsystems, such as batteries for the International Space Station, and to integrate government and other add-on missions on commercial satellites, which are referred to as hosted payloads.

As of December 2009, we had $1.6 billion in backlog for 19 satellites for customers including Intelsat Global S.A., SES S.A., Telesat Holdings Inc., Hispasat, S.A., EchoStar Corporation, Sirius-XM Satellite Radio, TerreStar Corporation, Asia Satellite Telecommunications Co. Ltd., Hughes Network Systems, LLC and ViaSat, Inc. For the year ended December 31, 2009, revenues, net income and Adjusted EBITDA were $1.0 billion, $33.7 million and $90.6 million, respectively. Adjusted EBITDA is a non-GAAP financial measure and is defined and reconciled to net income in the “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Adjusted EBITDA” and “— Reconciliation of Adjusted EBITDA to Net Income (Loss)” sections of this prospectus. As of March 31, 2010, our backlog was $1.4 billion for 19 satellites. For the three months ended March 31, 2010, revenues, net income and Adjusted EBITDA were $230.9 million, $1.8 million and $12.7 million, respectively. From April 1, 2010 to June 4, 2010, we have received three orders for new satellites, Satmex 8, Anik G1 and another commercial satellite on which we have been authorized to proceed pending final contract negotiations.

Since our inception, we have delivered more than 230 satellites, which have achieved more than 1,600 years of cumulative on-orbit service. Our satellite platform accommodates some of the world’s highest-power payloads for television, radio and multimedia broadcast. We are the only manufacturer to have produced to date high-power commercial satellites greater than 18-kW at end-of-life, or EOL. In addition, we are the first manufacturer to utilize a commercial ground-based beam forming system, which allows ground system upgrades to adjust for changes in service usage. We are the only major manufacturer for the five-year period from 2005 through 2009 with no insurance claim payments for satellite hardware operational failures. This reliability record has been maintained with 61 geostationary satellites in operation as of May 2010.

Satellite demand is driven by fleet replacement cycles, increased video, internet and data bandwidth demand and new satellite applications. We expect our future success to derive from maintaining and expanding our share of the satellite construction contracts based on our engineering, technical and manufacturing leadership; our value proposition and record of reliability; the increased demand for new applications requiring high power and capacity satellites such as HDTV, 3-D TV and broadband; and expansion of our governmental contracts based on our record of reliability and experience with fixed-price contract manufacturing. We also expect to benefit from the increased revenues from larger and more complex satellites. As such, increased revenues as well as system and supply chain management improvements should enable us to continue to improve our profitability.

Our products span the entire commercial market segment and our customers include satellite service operators across all satellite-based applications. Our highly flexible satellite platform accommodates a broad range of applications, such as regional and spot-beam technology and hybrid systems that maximize the value of orbital slot locations. As a result, we are well-positioned for the next stage of our growth, including (i) additional satellites for our existing customers, (ii) satellites for new customers, both established and those developing new services and (iii) government satellites, both USG and non-USG, as well as government hosted payloads and space subsystems.

Industry Overview

Satellite or spacecraft manufacturing is key to supplying television, satellite radio, mobile devices, internet services and other technological applications that consumers, enterprises and other private and public institutions increasingly rely on. Frost & Sullivan predicts a total satellite manufacturing sales business potential over the next ten years of $90 – 100 billion. In addition, the USG’s growing demand for commercial satellite bandwidth (approximately 80% of which is estimated to be met by commercial providers today), as well as its increasing interest in hosted payload programs, provide further thrust to the industry’s growth.

Satellite demand is driven by fleet replacement cycles, increased video, internet and data bandwidth demand and new satellite applications. In recent years, replacement satellites have constituted over 50% of new satellite construction contract awards per year. With typical design and production ranging from 24 months to 36 months, the replacement of these satellites will be contracted for usually three to four years, if not more, prior to the end-of-life. Satellites are frequently replaced with satellites with increased power and capability. Sector consolidation among commercial satellite purchasers has been effective in creating economies of scale and sustainable business plans. Despite the forces of consolidation and technology convergence, demand for satellite services and capacity is robust. Consumer demand for the best combination of price, service and product is driving a variety of satellite offerings including HDTV, 3-D TV and high-speed internet access.

The following chart summarizes total geostationary satellite awards from 2005 – 2009, as a whole, for us and for all other U.S. manufacturers.

Year	Total Commercial GEO Communications Satellite Awards*	SS/L’s Awards	Other U.S. Manufacturer Awards
2005	18	4	8
2006	21	6	4
2007	18	4	6
2008	24	7	6
2009	26	7	6
Total	107	28	30
Average	21.4	5.6	6.0

*	In-country captive awards that were not competed were excluded.

There are other factors beyond demand that affect the commercial satellite sales and manufacturing business today. These factors include:

Availability of launch vehicles.  Commercial satellites require commercial launch vehicles to access space. Tauri Group has recently stated that the availability of launch vehicles will exceed the commercial demand over the next ten years by over 52%. The major commercial launch vehicle contractors are Arianespace, International Launch Services and Sea Launch. Sea Launch, which is currently in bankruptcy, is nearing completion of its restructuring and plans to re-establish its launch service. There is also occasional use of United Launch Alliance’s Atlas V launch systems. The less costly Chinese Long March, which is currently unavailable to U.S. manufacturers, is used for launches of both Chinese and French satellites. India’s Geosynchronous Satellite Launch Vehicle will be providing Indian Space Research Organization launches. We have entered into an agreement with Space Exploration Technologies Corp. in an effort to offer our customers lower cost launch solutions.

Funding Availability.  A typical commercial satellite requires an investment of in excess of $200 million for the cost of the satellite, the launch vehicle and insurance. This amount must either be raised by customers internally through operating activities or funds must be acquired through external financing efforts. Government-supported organizations such as France’s export-credit agency and the Export-Import Bank of the United States support the financing of satellite construction by providing low-cost financing. Notwithstanding such financing, the current economic environment may still adversely affect satellite sales in the near-term, as potential customers may not be able to obtain the financing necessary to purchase satellites. This could be especially true for operators trying to offer new applications.

Access to Frequency Spectrum.  Commercial operators depend on priority of access to various frequency bands. Operators must acquire use of frequencies through country regulatory agencies and the International Telecommunications Union, or ITU. These regulatory bodies control bandwidth allocation. With most of the available orbital locations and coverages allocated, Ku-band capacity growth is being derived from higher power solutions and more sophisticated spot-beam designs. Ka-band as well as reversed direct broadcast, or RDBS, bandwidth, however, are still significantly underutilized and are expected to fuel much of the new satellite growth in the coming years. There are trends in some countries to reallocate portions of the C-band spectrum to terrestrial cellular service. This is not expected to greatly affect our business, which is driven by the provision of higher-power Ku-band and Ka-band frequencies. It could have some impact on smaller regional satellite procurements.

Terrestrial Competition.  Satellite service providers face competition from wireless broadcast and fiber alternatives. There is constant innovation occurring in the development of alternative solutions to providing direct-to-user services. These alternatives affect pricing of satellite services and continually challenge the satellite industry to improve the ratio of potential revenue to capital investment. With the relatively fixed price to launch a satellite, this tends to drive operators to providing more service capacity, which requires higher power per satellite. We also expect the trend toward more power to occur for broadband networking satellites as broadband operators see competition from the ever expanding terrestrial broadband network.

Consolidation of Operators.  Over the past ten years, the satellite industry has experienced consolidations of customers, such as Intelsat/Panamsat, SES/New Skies, Loral Skynet/Telesat and Sirius/XM Radio. Customer consolidation results in fewer, but more powerful and capable replacement satellites, as consolidated fleets tend to support the use of higher-power satellites, which is to our advantage.

USG Restrictions on Bidding.  ITAR, OFAC and other similar restrictions can prevent a U.S. manufacturer from bidding for a particular satellite opportunity.

New, potentially lower-cost, manufacturers.  We believe that both China and India are driving toward being low-cost satellite providers. We believe China’s short-term space plan includes the objective to develop its own geostationary satellite capability, with a long-term goal of marketing its satellites to the rest of the world. U.S. manufacturers must continually maintain technology leadership to remain competitive. We have avoided competing for satellite construction awards for smaller, less complex satellites due to the anticipation of increased competition.

Technology

We focus on delivering industry leading high-power satellites to our clients. Thirty years ago, our one-kW Intelsat V was one of the first three-axis stabilized commercial satellites ever built. In the mid 1990s, we implemented several key technology advances that enabled 8 to 10-kW satellites, fueling the burgeoning direct-to-home television industry. Today, we are manufacturing satellites with power near 20-kW EOL, with three such satellites launched and nine currently under construction. We have recently proposed to our customers our capability to build satellites with up to 25-kW of EOL power.

The following chart illustrates the EOL power of all geostationary satellites launched over the past 20 years based on our internal database.

Commercial Satellite Power Trend Since 1989

Our experience and technological innovation enable us to develop and produce high-performance, complex communication payloads with new capabilities at a contained level of technical risk. This has enabled us to manufacture satellite systems with leading-edge spot-beam capabilities in broadcast (TV and audio), mobile, and broadband services that support the capacity, performance and schedule needs of the satellite operators’ business plans.

Technically Sophisticated and Complex Satellites

The satellite manufacturing industry is a knowledge-intensive business, the success of which relies heavily on its technological heritage and the skills of its workforce. Our satellites are technically complex, containing well over 100,000 high-reliability parts and components that make up the communications and/or imaging payloads and the supporting power, avionics, thermal, structural, mechanism and propulsion technologies collectively called the satellite platform or bus. Our satellites are designed to survive the rigors of launch and then perform in the harsh space environment for 15 years or more without maintenance.

Another complexity and sophistication indicator is that a typical communications satellite constructed by us can cost $150 million, with our high-power satellites and very sophisticated payloads ranging from $250 – $300 million. Typical design and production spans range from 24 to 36 months depending on spacecraft complexity and can require up to 48 months for completion as the satellites become larger and require significant new developments.

Systems Engineering Excellence

We specialize in high-performance but nevertheless cost-competitive satellite systems. Each of our satellites represents a careful balancing of standard and unique payload technologies to meet our customers’ specific business objectives along with a unique selection of largely standardized, modular and flexible bus components that optimally support the payload. This balance is achieved through our efficient systems engineering discipline that covers the payload, the bus, and the overall satellite and communication system and represents one of our major strengths. In recent years, some customers are increasingly relying on our overall communication systems engineering expertise to optimize and implement their end-to-end communication systems.

A Versatile and Reliable Spacecraft Platform

Our modular and scalable 1300 platform was first conceived in the mid-1980s and has been in constant evolutionary development to deliver increasingly higher-power, greater-flexibility, larger payloads, and longer mission life, keeping us at the forefront of satellite technology. The versatile 1300 series has a 5 to 25-kW EOL satellite power capability and can cost-effectively scale up to 150 active transponders. The 1300 platform features a lightweight and high-strength structure, fuel-efficient attitude control and station-keeping subsystems, high-efficiency and reliable solar arrays and batteries, advanced command and control subsystems, and both chemical and electric propulsion capabilities.

The highest power satellites we are now building are more powerful than was believed possible just a decade ago. These satellites have solar panels spanning as much as 106 feet across and lightweight antennas that fold up compactly for launch and unfurl in orbit to nearly 60 feet in diameter. These and other advances are enabling new satellite applications, such as mobile TV, broadband internet, HDTV and next-generation two-way handheld communications.

While our satellites are becoming increasingly capable and carrying larger payloads, their reliability has improved due to our expertise in design, testing and technology insertion. An indicator of the reliability of our satellites is that we are the only manufacturer among our major competitors with no insurance claims for on-orbit failures for the five year period from 2005 through 2009.

The 1300 series is a space-proven platform for a wide range of satellite services. Our satellites are delivering services such as broadband digital multimedia communications, direct-to-home video and data broadcast, broadcast video distribution, satellite mobile voice and data services, satellite mobile radio and multimedia broadcast, defense communications, environmental monitoring and air traffic control.

A Record of Innovation and Low-Risk Technology Insertion

We have a record of and reputation for extensive industry specific expertise and continued innovation. At December 31, 2009 we held 170 patents in the United States and had applications for nine patents pending in the United States. We have developed new technologies such as antennas, multiplexers, advanced composite materials, batteries and power conversion, bipropellant propulsion subsystems, and on-orbit controls. We continue to implement innovations, providing the highest-power commercial satellites available today.

New technologies and capabilities are qualified and introduced with great care to ensure successful performance in space. We believe that we are a leader in cost-effective, low-risk technology advances to meet satellite operators’ business demands. We have institutionalized an incremental development process with strict qualification, heritage and documentation requirements that continues to increase satellite reliability. The procedures include a consistent approach to building on lessons learned and rigorous testing for low-risk new technology insertion.

Recent Advanced Satellites

Recent examples of our industry and technological leadership are the successful launches and deployment of the ICO G1 satellite and TerreStar-1 satellite. These are two of the largest commercial satellites currently on-orbit. At the time of its April 2008 launch, ICO G1 was the largest commercial satellite ever orbited and was the first commercial satellite to utilize a two-way ground-based beam forming, or GBBF, system, which allows for unprecedented flexibility in the beamforming technology as its markets and mission evolve. TerreStar-1 became the largest commercial satellite launched when it was successfully deployed in July 2009. TerreStar-1 has a huge 18-meter antenna reflector that unfurls like an umbrella. It too utilizes the GBBF system, giving TerreStar-1 the capability of dynamically generating hundreds of spot-beams covering the Continental U.S., Canada, Alaska, Hawaii, Puerto Rico, and the U.S. Virgin Islands.

Current and Near-Term Bus Technologies

The following are examples of current and near-term technological advancements focused on the spacecraft bus.

•	Higher-power: 25-kW and beyond

We pioneered lithium-ion batteries for space and at the same time made a significant upgrade in our overall power system. Our “Super Power System” is a modular and flexible design that powers today’s 20-kW range EOL spacecraft and can grow rather easily to 25-kW EOL and greater, enabling more payload and revenue per spacecraft.

•	High-power electric propulsion

We are developing, with a partner, a higher-power version of the stationary plasma thruster system used on several of our current spacecraft. Electric propulsion is more efficient than conventional propulsion and thus allows larger payloads to be flown since less propellant mass is needed. This high-power propulsion system will be used for spacecraft with very large payloads and for electric orbit raising.

•	Electric orbit raising

We have developed highly fuel-efficient patented strategies for electric orbit raising, or EOR. This can replace part of the conventional orbit raising with chemical bipropellant thrusters. EOR frees up hundreds of kilograms in mass which can be used to dramatically increase revenue-generating payload or save launch costs.

•	High-precision pointing

Precision spacecraft pointing is vital especially for missions using spot-beams. We use a ground beacon reference for most such missions and are developing techniques to further improve pointing for these and other missions so that maximum payload capacity can be provided for the available power. Over the last two years, we have substantially improved our pointing precision for all of our spacecraft.

•	Advanced bus technologies

We are pursuing research and development in several new bus technologies that will provide leverage to carry ever larger and more complex payloads within the bus cost paradigm established for current missions. These technologies will deliver more payload capacity per bus dollar in order to optimally support our customer business cases.

Current and Near-Term Payload Technologies

The following are examples of current and near-term technological advancements focused on spacecraft payloads.

•	High-capacity next-generation architectures

We are producing the highest-capacity commercial broadband satellites today for ViaSat, Inc. and Hughes Network Systems, LLC. At the same time, we are focusing our key people and research and development funding on significantly exceeding the record-breaking greater than 100 Gbps capacity of these systems with new architectures and designs that can be realized with minimal technical risk. These efforts are likely to secure our role as a leader in cost-effective commercial broadband satellite systems for a long time.

•	Flexible payloads

Payload flexibility is desirable, so that a spacecraft operator can adapt the configuration of the payload to best match developing communications demands, operate from a different orbit location, or provide backup for a failing spacecraft on-orbit. Today we often provide spacecraft with significant, very cost-effective, but not full reconfigurability. Exploratory and development work is underway toward ever greater flexibility as provided by next-generation antennas and processors.

•	Miniaturization

Miniaturization of payload components has significant leverage, as it permits greater revenue-generating payload to be flown on a given size spacecraft. We have invested significant funds in developing more compact, efficient and capable payload components, and over the last decade we converted our standard product line to state-of-the-art monolithic microwave integrated circuit, or MMIC, technology.

•	Hosted payloads

The capacity of our spacecraft platform enables the cost-effective hosting of experimental or operational payloads within the capacity of the typical 1300 platform. We are actively pursuing opportunities to fly hosted payloads owned by government and private entities to share costs among our customers and enhance our satellites’ revenues. In recent years, we have been instrumental in integrating the government-sponsored IRIS hosted payload on Intelsat 14 and the EGNOS navigation enhancement hosted payload on SES Sirius 5.

Our Markets

Our satellites and subsystem products provide satellite services including direct-to-home television, digital audio radio, broadband internet, mobile satellite services and digital multimedia broadcasting.

Fixed Satellite Services.  Satellites providing fixed satellite services transmit signals between ground earth stations at fixed locations. FSS is used for a variety of different applications, including broadcast feeds for television and radio distribution, network services and telephony and data communications. FSS is sometimes utilized for direct-to-user services similar to DBS services. Services are primarily offered using C-band, Ku-band and Ka-band frequencies. Key drivers for use in the coming years are expected to be USG communications and video backhaul of HDTV and 3-D TV. We are the leading supplier of spacecraft for FSS operators worldwide, with more FSS Ku-band and C-band transponders in operation than any other manufacturer. Our customers include nearly all of the world’s major FSS operators, including Intelsat, SES, Telesat, Satmex and Singtel Optus, among others. Intelsat, the world’s largest FSS operator, operates more satellites procured from us than from any other single manufacturer, with our satellites constituting nearly half of its fleet.

Direct Broadcast Services.  Direct-broadcast satellites transmit signals for direct reception by subscribers using fixed receivers. Satellite signals are sent directly to users through their own receiving antennas that can be satellite dishes. In contrast, satellite/cable systems are received by a ground station, and rebroadcast to users by cable. Specially allocated Ku-band is used for these services such that very high power signals can be used to transmit hundreds of video channels simultaneously to each user. We have built or have under construction 13 direct broadcast satellites for EchoStar/Dish and DIRECTV, more than any other manufacturer. We continue to be one of the leaders in delivering DBS satellites because of our high-power capability and innovative tight spot-beam coverage designs. These features enable each satellite to provide more channels and advanced services such as HDTV channels. Advanced spot-beam technology provides hundreds of local television channels and high power for maximized use of limited spectrum. For further video expansion, new bandwidth available called the extended DBS band has only started to be implemented over the United States, and will be used to expand HDTV and 3-D TV television offerings.

Mobile Broadcast Services.  Mobile broadcast services, or MSS, involves direct broadcast of audio and video signals to mobile devices, such as devices in cars and cellular telephones. Typically, S-band is used for these services. Examples of mobile broadcast satellites that provide services to users are Sirius/XM satellites and the Tu Media satellite. Our leadership in assisting new ventures with innovative approaches and systems design led us to build more mobile broadcast satellites worldwide than any other single manufacturer, including satellites for the Sirius XM Satellite Radio fleet. Additionally, our high-power capabilities and ability to integrate large unfurlable reflectors successfully place us in an excellent position for serving these customers.

Broadband Services.  Broadband satellites transmit high-speed data and video directly to consumers and businesses. Demand for broadband services also includes interactive TV, wholesale telecommunications, telephony and point-of-sale communications, such as credit card transactions and inventory control. K-band frequencies are used to provide this service. Satellites are designed with multiple beams over a coverage area to effectively “re-use” frequency and generate higher bandwidth capacity with the same frequency. We are helping enable lower-cost, universal broadband access through our leadership in Ku-band and spot-beam satellite technology. Since 1970, 27 SS/L satellites with Ka-band spot-beam capability have been built or are currently under construction. Our satellites currently provide internet access across North America and throughout Asia. In addition, we are constructing the next generation of satellites such as ViaSat-1 and Jupiter 1 for Hughes Network Systems, LLC, that will significantly expand and improve satellite-related internet in the United States and Canada.

Mobile Satellite Services.  Mobile satellite services use satellites that provide communications services to portable wireless devices, such as cellular telephones. The satellites are interconnected with land-based cellular networks or ancillary terrestrial components that allow for interactive mobile-to-mobile and mobile-to-fixed voice, data, and multimedia communications worldwide. Typically L-band and S-band frequencies are used for these services. We have developed ways to accommodate large reflectors and ample mounting area for high quantities of RF components to support these services. Satellites we constructed for both ICO and TerreStar use ground based beam forming, which eliminates complexity on the satellite and instead utilizes digital processing on the ground to configure the satellite to accommodate changes in business plans and/or traffic patterns. With our satellites constructed for ICO and TerreStar, which are two of the largest commercial satellites on-orbit, we are a leader in providing satellites for next generation two-way mobile communications for voice, data and video.

Government Programs

Government programs require a wide array of satellite services, including military communications, intelligence gathering, reconnaissance, operationally responsive space, environmental monitoring, scientific research and exploration and air traffic management. We have provided subsystems for USG missions, including the battery subsystem to the International Space Station and the propulsion system for the LADEE program. We have also provided government communications payloads for Optus C1, XTAR and Spainsat (Ka-band and X-band) and have delivered 16 meteorological imaging spacecraft over our history for India, Japan and the United States (NASA GOES Programs). This experience, along with our extensive experience in delivering some of the most complex communications satellites ever constructed, has positioned us to pursue new government missions.

In addition, we are expecting the increase in government hosted payloads to provide significant growth in revenue per satellite. Northern Sky Research’s Hosted Payload on Commercial Satellites report forecasts at least 40 hosted payloads launched on commercial satellites over the next seven years. Hosted government payloads include sensors that gather intelligence, route communications, provide navigation data and environmental monitoring. We have recently incorporated two of these type payloads onto commercial satellites, the IRIS payload (router) on Intelsat 14 and the European Geostationary Navigation Overlay Service (EGNOS) system on SES Sirius 5.

Market Opportunity

As new communication technologies and services have proliferated over the past two decades, satellite capacity has become crucial to ensuring the bandwidth, quality and coverage that businesses, consumers and government organizations expect to support communications, video and internet applications. As of April 30, 2010, there were over 270 commercial communications GEO satellites on-orbit, 57 of which were built by us. The top 20 fleet operators account for 235 of the on-orbit satellites. Of the top 20 fleet operators, we have constructed satellites for 12 of the operators (51 of 168 satellites) and expect to expand to build for more top operators in the future.

Over the last five years, there have been 136 (27 average per year) commercial GEO satellite construction contracts awarded, of which we believe 107 (21 average per year) were potentially available to U.S. companies to bid. Approximately half of the satellites ordered in recent years came from the replacement of existing satellites that were nearing the end of their design life. According to Teal Group and Frost & Sullivan, approximately 18 to 21 commercial satellites will be launched each year for the next ten years, and we believe demand will exceed such forecasts.

In addition to the replacement of existing satellites, new demand for commercial satellites is expected to come from, among other sources:

•	consumer demand for data-rich services and new technologies, such as HDTV, 3-D TV, satellite radio, mobile phone, data and video services and internet access;
•	geographic expansion in emerging market countries, which do not have a fiber-based infrastructure and which have shown an increasing tendency to purchase their own satellites;
•	escalating bandwidth requirements across a range of applications including requirements from USG and other governments that may not be satisfied through traditional government procurement; and
•	the availability of new frequencies.

According to Euroconsult S.A., the number of satellite TV subscribers is projected to nearly double to 240 million by 2019, driven by the introduction of new technologies, such as HDTV, into new geographic areas and the emergence of new follow-on technologies such as 3-D TV in areas already served. In addition, consumer satellite broadband demand alone is projected by Euroconsult to exceed 10 million subscribers as compared to 1 million today, resulting in demand for 900 Gbps of new broadband capacity compared to only a few dozen Gbps today. Similarly, according to Euroconsult, demand for MSS is expected to grow rapidly, with 7 million MSS terminals projected to be in service by 2018, compared with 1.5 million today.

Additional demand for commercial satellites is expected to come from the growing utilization of commercial satellite capacity by governmental entities. For example, Futron estimates that between 20% and 33% of the USG’s total commercial satellite leases are already handled via SS/L manufactured satellites. We believe that the USG’s capacity requirements will continue to increase rapidly across various departments and branches of the government, including the U.S. military in the context of network-centric combat strategies, unmanned missions and data collection for intelligence and surveillance purposes. The USG’s use of commercial bandwidth may take the form of transponder leasing, dedicated satellite systems or hosted payloads that allow the USG to integrate proprietary payloads for specific missions onto third-party commercial satellites.

We believe that all of these factors will lead the commercial satellite market towards larger, higher-power platforms that have the ability to cover broader geographic areas while providing better quality and higher reliability of transmission. As the leading provider of high-power satellites with a proven track record of reliability, we believe that we are well positioned to capitalize on these opportunities.

Competition

Competition in the satellite manufacturing industry is based principally on technical capabilities and engineering expertise, perceived product reliability, cost and the ability to meet delivery schedules. Our primary competitors for satellite manufacturing contracts are Thales, Alenia Space and EADS Astrium in Europe, Boeing and Lockheed Martin in the United States and Mitsubishi Electric Corp. in Japan. Orbital Sciences, another U.S. manufacturer, provides small satellites below the power range we offer. Several of these competitors are more diversified and may have greater financial and manufacturing resources than us. In the future, we may face competition from emerging low-cost competitors in Russia, India and China. Also, within the geostationary commercial satellites market, some awards are not available to U.S. manufacturers for a variety of reasons, including: (1) preference to award to in-country or in-region manufacturers, (2) ITAR, OFAC and other U.S. and foreign export laws and regulations and (3) the award is an option to an existing contract that is not competed.

Competitive Strengths

Our design, manufacturing and integration expertise, which we refer to as our industrial efficiency, allows us to sustain a high production volume of diverse, complex and generally large satellites that are delivered on a fixed-price basis with high reliability. Through hundreds of millions of dollars of investment in equipment, tools and proprietary processes and a strategically executed plan, our management, engineering and manufacturing staff has achieved a high level of efficiency across the entire systems and product design, development and manufacturing processes. These efficiencies have led us to a number of significant competitive strengths that differentiate us from our competitors, including:

Highly engineered products that serve a wide range of mission requirements.  We have the full spectrum of capabilities necessary to design, manufacture, integrate and test cost-competitive, end-to-end satellite communications systems. Each system represents a careful balancing of standard and unique payload technologies to meet the customer’s specific business objectives along with a tailored selection of largely standardized, modular and flexible platform components that optimally support the payload. Our 1300 satellite platform is a decades-proven, modular platform that can be scaled to accommodate up to 150 active transponders. This enables us to accommodate a broad range of requirements from smaller communication satellites to complex spot-beam satellites to larger mobile phone service satellites that utilize unfurlable antennas of up to 18 meters in diameter. Additionally, our spacecraft platform has the size and power generation capacity to accommodate hosted payloads, for USG and other add-on missions.

Industry leader in high-power satellites.  We are the only satellite manufacturer to have produced commercial, high-power satellites greater than 18-kW power generation at EOL that are currently on-orbit. High-power satellites allow our customers to use the Ku-band and the underutilized Ka-band to cover a broader geographic area with more signal strength and with a greater number of beams. We have 12 satellites with power at EOL greater than 18-kW either launched or currently under construction, and we believe our customers will increasingly seek to purchase high-power satellites.

Strong customer relationships.  Our customer relationships are extensive, dating back decades in some cases. We possess an extensive list of customers, including most of the world’s largest fixed satellite services providers such as Intelsat Global S.A., SES S.A. and Telesat Holdings Inc., direct broadcast customers such as DIRECTV and EchoStar Corporation, mobile broadcast service providers such as Sirius XM, internet service providers such as ViaSat, Inc. and Hughes Network Systems, LLC and MSS operators such as TerreStar Corporation and ICO Global Communications (Holdings) Limited. For a single satellite, our relationships typically span three years during the proposal, design and manufacturing phases and more than 15 years of on-orbit support during the satellite’s life. Our customers routinely maintain offices on our campus and live in the local community during the design and manufacturing phase. Our customers know that when they contract with us, from the design process through the manufacturing phase, we will be focused on jointly and openly developing technical approaches meeting the customer’s unique requirements at a competitive price.

Knowledgeable and experienced management and workforce.  We possess a highly experienced management team with an average of greater than 20 years of satellite industry experience. Additionally, 42% of our engineering and manufacturing staff have over 25 years of satellite industry experience. The collocation of all personnel in the heart of Silicon Valley provides a unique efficiency in creating cross-functional teams to quickly and efficiently solve technical challenges that can arise during the design, manufacturing and operation of a satellite. In addition, by collaborating with local universities, NASA Ames and other high technology institutions and enterprises, we are able to better mentor our employees and identify and train our company’s future leaders. This, along with a relatively balanced age distribution, helps us maintain an employee base that can continue to extend our culture of innovation and efficient design into the future.

Proven track record of satellite innovation and reliability.  We believe that our record of innovation and reliability gives us an advantage in competing for new satellite manufacturing contract awards. In the past 10 years, we have maintained better than 99% on-orbit transponder availability. In total, our satellites have logged more than 1,600 years of on-orbit services with more than one-third of those years achieved by spacecraft providing service beyond their design life. We have developed new technologies, including very high-power satellites, ground-based beam forming, lithium-ion batteries, large lightweight antennas, multiplexers, advanced composite materials and the use of electronic propulsion systems. We are able to achieve this innovation and reliability due to our designs, which are based on modular building blocks that accommodate incremental technology improvements enabling us to enhance capabilities while significantly reducing the risk in our new products and processes.

Our Strategy

Our strategy is to expand our leadership position in the development, design and manufacturing of satellite systems by leveraging our proven ability to provide the best value system solutions to achieve growth by maintaining and winning business from current customers, expanding our commercial and government customer base, identifying new markets and applications for our technologies and continuing to improve profitability through production efficiency and cost control. We intend to pursue the following strategies to attain this goal:

Maintain our industry leading position through continued product leadership and technological advancement.  We design and manufacture satellites meeting all the requirements of current technical transmission applications: video, voice, data and broadband, and we are at the forefront of developing high-power satellites and technical solutions to enable emerging applications, such as mobile video services, facilitating our customers’ ability to provide leading edge services to end-users. We leverage our operational excellence, proven platform capable of serving a wide range of requirements, and customer-focused culture to meet the increasing consumer demand for satellite services, including direct video broadcast and distribution services, digital multimedia communications and direct delivery to handheld mobile devices. We intend to continue that leadership through technological investment and ongoing advancements using our ability to go beyond 25-kW total spacecraft EOL power.

Widen our commercial customer base while driving growth through provision of new applications to existing customers.  We have deep, long-term customer relationships with most of the major satellite customers in the world. Leveraging our product leadership, history of technical innovation and customer intimacy, we are well positioned to provide even more capable satellites to our existing customers, particularly in the areas of internet services, mobile services to the phone and further development of video broadcast for HDTV and 3-D TV using underdeveloped frequency bands. In addition, we have been developing our relationships with the few major satellite operators who have historically not been our customers, with the goal of obtaining new satellite awards. For example, we have been awarded several satellite contracts from SES S.A. and AsiaSat since 2006, neither of which had previously been our customer. We also have a history of utilizing our experience in conjunction with new operators to develop new applications, such as mobile satellite services. Going forward, we will continue to leverage our entrepreneurial culture to win new customers and penetrate growing markets.

Expand our government business.  As a leading manufacturer of commercial satellites, we believe we are well-positioned to win USG and other government satellite contracts. Given the focus by the USG on its procurement process, we believe that our experience as a manufacturer of fixed-price contracts provides us with an advantage over the traditional cost-plus government satellite providers. To capture government work we have a multi-faceted strategy, including hosted payloads, development and design of space subsystems and dedicated satellites. Our strategy leverages the proven capability and reliability of the 1300 satellite platform and our track record of delivering multiple, complex satellites to commercial customers on a fixed-price basis to meet the needs of the USG and other governments.

Continued improved profitability through production efficiency and cost control.  We have a plan to continue to improve profitability by focusing on front-end system and subsystems designs, supply-chain management, schedule integrity and productivity metrics to better our production processes. We believe these initiatives will drive sustainable margin improvements without creating additional costs to customers or schedule erosion.

Customers

The following chart summarizes our customers by service type. We have established a record of repeat business from many of our customers, including having constructed more satellites for Intelsat, the leading FSS fleet operator, than any other manufacturer. During 2009, revenues from Intelsat Global S.A. and SES S.A. were each individually greater than 10% of our total revenues.

Services	SS/L Customers
Fixed Satellite Services	Intelsat, SES, Telesat, Hispasat, Singtel Optus, APT Satellite, ABS, Thaicom, Satmex, AsiaSat
Direct Broadcast Services	DIRECTV, EchoStar, Telesat, ABS, Satmex, Hispasat, Singtel Optus
Mobile Broadcast Services	Sirius XM, Tu Media, EchoStar
Broadband Access	Thaicom, ViaSat, Hughes Network Systems
Mobile Satellite Services	TerreStar, ICO

Our revenues from foreign customers, primarily in Europe, Canada and Asia, represented 15%, 29% and 46% of our revenues for the years ended December 31, 2007, 2008 and 2009, respectively. As of December 31, 2007, 2008 and 2009, substantially all of our long-lived assets were located in the United States. See “Risk Factors” for a discussion of the risks related to operating internationally.

The following table presents our revenues by country based on customer location for the years ended December 31, 2007, 2008 and 2009:

	For the Year Ended December 31,
	2007	2008	2009
	(In thousands)
United States	$692,003	$624,331	$549,578
United Kingdom	31,752	68,956	101,499
Canada	43,333	83,767	92,094
Spain	385	25,506	85,499
Luxembourg	—	11,398	61,673
The Netherlands	—	50,110	59,509
People’s Republic of China (including Hong Kong)	41,738	13,236	54,677
Other	5,104	4,143	4,155
Total	$814,315	$881,447	$1,008,684

Suppliers

Our satellites are manufactured using over 100,000 individual parts and components. Our top 20 suppliers are located in Japan, Europe, Canada and the United States. Components purchased from suppliers constitute approximately 50% of the cost of the satellite. Given the importance of our supplier base to our operations, we have established a comprehensive program management and quality assurance program at our suppliers’ locations to ensure our suppliers are managing their production capability to meet our needs and to oversee their performance. To reduce risk, and improve our margins, we have in recent years increased the number of parts and components that we manufacture, reducing our dependence upon suppliers.

Export Regulation and Economic Sanctions Compliance

Our industry is highly regulated due to the sensitive nature of satellite technology. We are required by the International Traffic in Arms Regulations, or ITAR, administered by the U.S. State Department, to obtain licenses and enter into technical assistance agreements to export satellites and related equipment and to disclose technical data or provide defense services to foreign persons. In addition, if a satellite project involves countries, individuals or entities that are the subject of U.S. economic sanctions, which we refer to here as Sanctions Targets, or is intended to provide services to Sanctions Targets, our participation in the project may be prohibited altogether or licenses or other approvals from the U.S. Treasury Department’s Office of Foreign Assets Control, or OFAC, may be required.

Research and Development

Our record of innovation is supported by over $250 million of product line investments made over the past decade. These activities include our internal developments, funded development by suppliers of specialized equipment and accommodation of new supplier products in our spacecraft systems. Our research and development expenditures involve the design, experimentation and the development of space and satellite products. Research and development costs are expensed as incurred. Our research and development costs were $37 million for 2007, $35 million for 2008 and $23 million for 2009, and $5 million and $4 million for the three months ended March 31, 2009 and 2010, respectively.

Employees

As of December 31, 2009, we had approximately 2,400 full-time employees and approximately 150 contract employees, none of whom are subject to collective bargaining agreements. Our full-time employees consist of approximately 1,250 in engineering and 800 in manufacturing. Nearly half of our employees have been with the Company five years or more, and 42% of the engineering and manufacturing staff have over 25 years of satellite experience. With over 60% of personnel holding university level education and over 20% holding advanced degrees, our employees bring dedication, passion and many years of experience to every satellite program. We consider our employee relations to be good.

Facilities

Headquartered in Palo Alto, California, with additional facilities located in nearby Menlo Park, Mountain View, and Sunnyvale, our campus as of December 31, 2009 encompasses 1.16 million square feet, approximately 564,000 square feet of which are owned and 596,000 square feet of which are leased, spanning 29 buildings on 66 acres. The facilities were expanded in 2007 – 08 to accommodate as many as nine to 13 satellite construction awards per year, depending on the complexity and timing of the specific satellites, and we can accommodate the integration and testing of 13 to 14 satellites at any given time in our Palo Alto facility. At these facilities we are able to construct the entire satellite — from design, to manufacturing, assembly, integration, testing, preparation for shipment to launch sites and orbit raising mission control — at one location located in the heart of the Silicon Valley.

Our Palo Alto facilities include four major high bays, dedicated to satellite assembly, system integration and testing of satellite platforms, communication panel assemblies and full satellite assemblies. Testing facilities include a 39-foot thermal vacuum chamber, a compact antenna test range, a near-field antenna test range, vibration test labs and a new multiplexer lab, allowing for timely scheduling of satellite testing and flexibility in accommodating backlog.

We have recently upgraded and expanded our factory in support of increased manufacturing and production, including a new 21,000 square foot repeater products facility and investments in new equipment, tools and proprietary processes. We employ modern manufacturing technologies, with a composites manufacturing facility to provide advanced materials development, and state of the art antenna reflectors and lightweight structural components. Avionics and power control units are manufactured and tested on site in a specialized facility. RF and electronics subassembly and subsystem manufacturing and integration facilities and a solar array manufacturing facility are also located at the Palo Alto campus. A nearly three-decades-long history of engineering, manufacturing and testing of solar arrays, solar array drive assemblies and batteries has also led to the development of specialized facilities on our campus.

Our technologically advanced mission control center, with three separate control rooms, can support three launch campaigns simultaneously, from launch and orbit raising, through on-orbit testing. In 2009 we supported two launches, one in Baikonur, Kazakhstan, and the second in Kourou, French Guiana, within a 24-hour period. Emergency backup generators, as well as backup communication equipment, are kept at the ready during all campaigns to ensure the successful launch and on-orbit delivery of our satellites.

We also maintain secured spaces in our buildings in Palo Alto, meeting all clearance requirements for our current classified government projects.

In addition to our facilities, we have established good working relationships with corporations that have suitable additional facilities to meet our overflow requirements. We have a close working relationship with the David Florida Laboratories in Ottawa, Canada for use of their thermal vacuum chamber and have a relationship with MacDonald, Dettwiler and Associates Ltd. to allow for use of their near field test facility for antenna subsystems.

We believe that the facilities for satellite manufacturing are sufficient for current operations. Further, a single campus and small organization enables our leadership team to quickly communicate with employees throughout the organization, enables us to engage in immediate cross-functional team problem solving when issues do arise, and enables employees to grow their careers in a variety of disciplines and functions.

Environmental, Health and Safety Matters

Our operations and facilities are subject to U.S. and foreign environmental, health and safety laws and regulations, including those relating to air emissions, wastewater discharges, the management and disposal of hazardous substances and wastes, the management of asbestos-containing building materials and non-ionizing radiation equipment, releases of hazardous and toxic substances and the cleanup of contaminated sites. We could incur costs, including cleanup costs, fines or penalties, third-party claims for personal injury or property damage, and worker’s compensation or personal injury claims, as a result of violations of or liabilities under environmental, health or safety laws. Some of our operations require environmental permits and controls to prevent or reduce environmental pollution, and these permits are subject to review, renewal and modification by issuing authorities. We believe that our operations are currently in substantial compliance with all environmental, health and safety laws, regulations and permits and have not historically incurred material costs for noncompliance with, or liabilities under, these requirements. Additional operating costs and capital expenditures could be incurred, however, if additional or more stringent requirements relevant to our operations are imposed, including those related to climate change and radio frequencies. However, we do not currently anticipate any new programs disproportionately impacting us compared to our competitors.

Some environmental laws, such as the U.S. federal Superfund law and similar state statutes, can impose liability for the entire cost of cleanup of contaminated sites upon any of the current or former site owners or operators, or upon parties who sent, or arranged to send, wastes to these sites, regardless of fault or lawfulness of the original disposal activity. The liability under such laws may be joint and several for the full amount of the investigation, clean-up and monitoring costs incurred or to be incurred or actions to be undertaken, although a party held jointly and severally liable may obtain contributions towards these costs from other identified, solvent, responsible parties for their fair share of these costs. For example, we, along with several other parties, are currently involved in litigation which seeks to recover investigation and cleanup costs for groundwater contamination at one of our former locations. We believe such contamination pre-dates our ownership of the site and we are seeking indemnification from the company from whom we purchased the site. In any event, the related costs are not expected to be material to us. Also, under environmental laws, courts and government agencies also have the authority to require that a person who sent waste to a waste disposal facility, such as a landfill or an incinerator, pay for the clean-up of that facility if it becomes contaminated and threatens human health or the environment. We do not expect any related investigation or remediation costs or any remedial actions or claims at properties presently or formerly used for our operations or to which we sent waste to have a material adverse effect on our financial condition, results of operations or cash flows. However, we cannot rule out the possibility that we could be notified of such claims in the future.

Our operations are also subject to safety requirements. While we have a strong record of safety, accidents involving equipment and operators can occur, as well as exposure of workers to hazardous substances used in our operations. These types of accidents or exposure could result in regulatory investigations and penalties, as well as legal claims, such as workers’ compensation or personal injury. Additionally, if we are required to incur unanticipated costs to ensure compliance with current or more stringent future occupational health and safety standards, our liquidity and operating results could be adversely affected depending on the magnitude of such costs.

Legal Proceedings

We are subject to various legal proceedings and claims, either asserted or unasserted, that arise in the ordinary course of business. Although the outcome of these legal proceedings and claims cannot be predicted with certainty, we do not believe that any of these existing legal matters will have a material adverse effect on our consolidated financial position or our results of operations.

Corporate History

We are incorporated under the laws of the State of Delaware. We were founded in 1957 as the Western Development Laboratories division of Philco Corporation. We became a wholly-owned subsidiary of the predecessor to Loral in 1997.

In 2003 we, along with our corporate parent at the time Loral Space & Communications Ltd., filed for protection under chapter 11 of the United States Bankruptcy Code, which we refer to as the Bankruptcy. On November 21, 2005, we emerged from Bankruptcy pursuant to the terms of a plan of reorganization, and we became a wholly-owned subsidiary of Loral which was formed to succeed to the business conducted by Loral Space & Communications Ltd. In the early 2000s, our industry was characterized by over-capacity and pricing pressures brought on by a downturn in the telecommunications sector. During that time, customers had limited access to the capital markets and postponed or reduced the scope of their planned satellite-based applications and services. This resulted in an excess of transponder capacity and a standstill in satellite orders. The sustained and unprecedented decline in demand for satellites and satellite services exacerbated Loral Space & Communications Ltd.’s already strained financial condition brought on primarily by indebtedness incurred to fund the investments it had previously made in Globalstar, L.P. and subsequently wrote-off. The combination of these factors ultimately led to the Bankruptcy. These conditions do not currently exist.

Upon emergence from Bankruptcy, Loral was reorganized around its satellite manufacturing capabilities at SS/L and its satellite services business and remaining fleet of international satellites. In 2007, Loral contributed its satellite services business and fleet of international satellites to, and became a part-owner of Telesat Holdings, Inc. Loral does not presently have any material indebtedness other than its guaranty of our Credit Agreement.

During the past five years, as described in this Prospectus under the heading “Business” we have focused on developing SS/L into a leading designer, manufacturer and integrator of powerful satellites and satellite systems for commercial and government customers worldwide. We believe that the initiatives taken since emerging from Bankruptcy, including the increase in our revenue and management of our operating expenses have strengthened our Company.

MANAGEMENT

Set forth below is a list of the names, ages and positions of the directors and executive officers of Space Systems/Loral, Inc. as of June 1, 2010. All directors are elected to serve until their successors are elected and qualified. Following this offering, our amended and restated certificate of incorporation and our amended and restated bylaws will provide for a classified Board of Directors consisting of three classes of directors, each serving staggered three-year terms. See “Board of Directors, Committees and Executive Officers — Term and Class of Directors” below and “Description of Capital Stock — Anti-Takeover Provisions of Delaware Law” and “— Charter and Bylaw’s Anti-Takeover Provisions” for more information.

Name	Age	Position
C. Patrick DeWitt	63	Non-Executive Chairman of the Board of Directors
Michael B. Targoff	65	Vice Chairman of the Board of Directors and Chief Executive Officer
Sai S. Devabhaktuni	39	Director
Hal Goldstein	44	Director
John D. Harkey, Jr.	49	Director
Mark H. Rachesky, M.D.	51	Director
Arthur L. Simon	78	Director
John P. Stenbit	69	Director
John C. Celli	61	President
John Capogrossi	57	Vice President and Controller
Arnold Friedman	53	Senior Vice President, Worldwide Marketing and Sales
Chris Goodman	61	Senior Vice President, Engineering, Manufacturing, and Test Operations
Ronald A. Haley	57	Chief Financial Officer and Senior Vice President, Finance and Contracts
Christopher F. Hoeber	63	Senior Vice President, Program Management and Systems Engineering
Avi Katz	51	Senior Vice President and Secretary
Richard P. Mastoloni	45	Senior Vice President and Treasurer
John W. Rakow	53	Senior Vice President, Business and Legal Affairs and Assistant Secretary
Harvey B. Rein	56	Senior Vice President

Biographies of Directors

C. Patrick DeWitt has been a member of the Board of Directors of the Company and Non-Executive Chairman of the Board of Directors of the Company since January 2010. Mr. DeWitt served as Chief Executive Officer of the Company from June 2006 to December 2009 and was President of the Company from November 2001 to June 2006. Prior to becoming President, Mr. Dewitt served as Senior Vice President, Finance as well as Vice President Finance and Accounting. Mr. DeWitt has been with the Company since October 1973. Mr. DeWitt’s qualifications for service on our Board include his tenure as President and Chief Executive Officer of the Company and his understanding and knowledge of our business and industry.

Michael B. Targoff has been Vice Chairman of the Board of Directors of the Company since November 2005 and in connection with this offering will become the Chief Executive Officer of the Company. Mr. Targoff has been Chief Executive Officer of Loral since March 1, 2006, President since January 8, 2008 and Vice Chairman of Loral since November 21, 2005. From 1998 to February 2006, Mr. Targoff was founder and principal of Michael B. Targoff & Co., a private investment company. Mr. Targoff also serves as: Vice Chairman of the Board of Directors and Chairman of the Executive Committee of Loral; Director of Telesat Holdings Inc.; Chairman of the Board and member of the Audit Committee of CPI International, Inc.; Director, Chairman of the Audit Committee and member of the Compensation Committee and Nominating and Corporate Governance Committee of Leap Wireless International, Inc.; and Director and Chairman of the Banking and Finance Committee and the Corporate Governance Committee of ViaSat, Inc. Mr. Targoff’s

qualifications for service on our Board include his extensive understanding and knowledge of our business and the satellite industry, as well as demonstrated leadership skills and operating experience, acquired during more than 20 years of serving as a senior executive of Loral and its predecessors. As a director of other public and private companies in the telecommunications industry, Mr. Targoff also brings to the Company a broad-based business knowledge and substantial financial expertise.

Sai S. Devabhaktuni has been a director of the Company since November 2005 and, until May 2010, served as a managing principal of MHR Fund Management LLC, or MHR, an investment manager of various private investment funds that invest in inefficient market sectors, including special situation equities and distressed investments. Mr. Devabhaktuni served MHR in various capacities since 1998. Mr. Devabhaktuni also serves as a Director of Loral. Mr. Devabhaktuni’s qualifications for service on our Board include his ability to bring and apply to the Company and its business his deep and extensive financial analytical skills and expertise developed while analyzing multiple investments and investment opportunities, as well as monitoring and supervising multiple investments on behalf of MHR. In addition, his thorough knowledge and analysis of various industries, including ours, enable him to offer the Board a broad perspective on the competitive landscape faced by the Company.

Hal Goldstein has been a director of the Company since November 2005 and is a co-founder of MHR and is currently a managing principal of MHR. Mr. Goldstein has served MHR in various capacities since 1996. Mr. Goldstein also serves as Director and member of the Nominating Committee of Loral. Mr. Goldstein’s qualifications for service on our Board include his significant supervisory and oversight experience, as well as transactional experience gained while structuring, acquiring and monitoring multiple and diverse portfolio investments and investment opportunities on behalf of MHR over the last 15 years. His role as co-founder of MHR, together with his experience serving on the board of various companies, also allows him to offer a broad perspective on corporate governance, risk management and operating issues facing corporations today.

John D. Harkey, Jr. has been a director of the Company since November 2005 and has been Chairman and Chief Executive Officer of Consolidated Restaurant Companies, Inc. since 1998. Mr. Harkey also serves as a Director and member of the Audit Committee, Compensation Committee, and Nominating Committee of Loral; Director and Chairman of the Audit Committee of Energy Transfer Equity, L.P. and Emisphere Technologies, Inc.; Director and member of the Audit Committee and the Nominating and Corporate Governance Committee of Leap Wireless International, Inc.; and Director and member of the Audit Committee and Corporate Governance Committee of Energy Transfer Partners, LLC. Mr. Harkey’s qualifications for service on our Board include his ability to provide the insight and perspectives of a successful and long-serving active chief executive officer of a major restaurant company. His service on the boards of several other public companies in diverse industries allows him to offer a broad perspective on corporate governance, risk management and operating issues facing corporations today.

Mark H. Rachesky, M.D. has been a director of the Company since November 2005 and has been Non-Executive Chairman of the Board of Directors of Loral since March 1, 2006. Dr. Rachesky is a co-founder of MHR and has been its President since 1996. Dr. Rachesky also serves as the Non-executive Chairman of the Board, Chairman of the Compensation Committee and member of the Executive Committee of Loral; Non-executive Chairman of the Board of Telesat Holdings Inc.; Non-executive Chairman of the Board, Chairman of the Nominating and Corporate Governance Committee and member of the Compensation Committee of Leap Wireless International, Inc.; Director, Chairman of the Governance and Nominating Committee, member of the Compensation Committee and member of the Executive Committee of Emisphere Technologies, Inc.; and Director and member of the Strategic Advisory Committee of Lions Gate Entertainment Corporation. Dr. Rachesky’s previous directorships include service as a Director of NationsHealth Inc. and Neose Technologies, Inc. Dr. Rachesky’s qualifications for service on our Board include his demonstrated leadership skills as well as his extensive financial expertise and broad-based business knowledge and relationships. In addition, as the President of MHR, with a demonstrated investment record in companies engaged in a wide range of business over the last 15 years, together with his experience as chairman and director of other public and private companies, Dr. Rachesky brings to the Company broad and insightful perspectives relating to economic, financial and business conditions affecting the Company and its strategic direction.

Arthur L. Simon has been a director of the Company since November 2005 and is an independent consultant. Before his retirement, Mr. Simon was a partner at Coopers & Lybrand L.L.P., Certified Public Accountants, from 1968 to 1994. Mr. Simon also serves as a Director and Chairman of the Audit Committee of Loral; and Director and member of the Audit and Corporate Governance Committees of L-3 Communications Corporation. Mr. Simon’s qualifications for service on our Board include his significant experience in the satellite industry, having served as a director of Loral and its predecessor for 14 years. He also has significant expertise and background with regard to accounting and internal controls, having served in a public accounting firm for 38 years, 25 of which were as a partner, and having co-founded the aerospace/defense contracting group at his former firm. In addition, he brings to the Company substantial business knowledge gained while serving as an independent director for another public company in the aerospace and defense industry.

John P. Stenbit has been a director of the Company since June 2006 and is a consultant for various government and commercial clients. From 2001 to his retirement in March 2004, he was Assistant Secretary of Defense of Networks and Information Integration/Department of Defense Chief Information Officer. Mr. Stenbit also serves as a Director and member of the Audit Committee of Loral; Director and member of the Nominating and Corporate Governance, Audit and Compensation Committees of Cogent, Inc.; Director and member of the Nominating and Corporate Governance and Compensation and Human Resources Committees of ViaSat, Inc.; Trustee of The Mitre Corp., a not-for-profit corporation; and member of the Defense Science Board, the Advisory Board of the National Security Agency, the Science Advisory Group of the U.S. Strategic Command and the Naval Studies Board. Mr. Stenbit’s previous directorships include service as: Director and member of the Governance and Nominating and Audit Committees of SM&A Corporation; and Director and member of the Corporate Governance and Compensation Committees of SI International, Inc. Mr. Stenbit’s qualifications for service on our Board include his significant experience in the aerospace and satellite industries, having previously served as a senior executive of TRW for 10 years in positions with financial oversight responsibilities. He also has had a distinguished career of government service focused on the telecommunications and command and control fields. In addition, he brings to the Company a breadth of business knowledge gained while serving as an independent director for other technology companies.

Biographies of Executive Officers

John C. Celli has been President of the Company since June 2006. Mr. Celli has previously served with the Company as Chief Operating Officer, Executive Vice President and Senior Vice President of Engineering, Manufacturing & Test Operations. Mr. Celli has also served as executive director of SS/L’s Intelsat IX program and has held a variety of other engineering and management positions. Mr. Celli holds a master’s degree in mechanical engineering from the University of Rome, Italy.

John Capogrossi has been Vice President and Controller of the Company since January 2008. Mr. Capogrossi has also been Vice President and Controller of Loral since January 2008. Prior to that, Mr. Capogrossi was Executive Director, Financial Planning and Analysis, of Loral from October 2006 to January 2008, Assistant Controller of Loral from November 2005 to October 2006.

Arnold Friedman has been Senior Vice President, Worldwide Marketing and Sales of the Company since December 2006 and Vice President of Business Development at our parent company, Loral, since December 2006. Mr. Friedman has pioneered new satellite application sales in digital radio, broadband internet, local television and next generation mobile satellite services, and is responsible for all of our global marketing activity. Mr. Friedman is a member of the board of directors of XTAR, LLC, a satellite communications company that provides services in support of diplomatic, military and security communications worldwide.

Chris Goodman has been Senior Vice President, Engineering, Manufacturing and Test Operations of the Company since May 2006. Mr. Goodman has held various management positions, including executive director of bus subsystems operations, and is a veteran with more than 20 years in the satellite industry. He joined SS/L in 1986, as a thermal engineer, and held various product management positions and increasingly important roles for specific bus subsystems within spacecraft engineering until he was named engineering director in 1998. From 1998 to 2002, he provided engineering and manufacturing for the following product lines:

mechanical, thermal, mechanisms and propulsion, solar arrays and mechanisms. Mr. Goodman holds a master’s degree in mechanical engineering and a bachelor’s degree in physics from the University of California, Berkeley.

Ronald A. Haley has been the Chief Financial Officer and Senior Vice President, Finance and Contracts of the Company since January 2001. He has more than 30 years of finance experience at SS/L and our former parent company Ford Aerospace. Mr. Haley holds an MBA from the University of California, Berkeley, and a Bachelor of Science in finance from the University of Colorado, Boulder.

Christopher F. Hoeber has been Senior Vice President, Program Management and Systems Engineering of the Company since November 2000. Before being named to his current position, Mr. Hoeber was vice president of business development for SS/L and before that he was chief engineer of the company. Prior to that, Mr. Hoeber held various management positions with SS/L, including program manager for the Superbird satellites which were built for Space Communications (SCC) of Japan and which were the first implementation of the 1300 platform. Mr. Hoeber is an Associate Fellow in the American Institute of Aeronautics and Astronautics (AIAA) and a member of Institute of Electrical and Electronics Engineers, Inc. (IEEE). He is also a member of both the AIAA Technical Committee on Communications and the board of directors of the California Space Authority. He has written extensively on the communications satellite industry and has contributed to a number of studies of export control and technology transfer. He is an AIAA Distinguished Lecturer. Mr. Hoeber holds bachelor’s and master’s degrees in electrical engineering from Cornell University.

Avi Katz has been Senior Vice President and Secretary of the Company since May 2008, and was Vice President and Secretary from November 1999 to May 2008. Mr. Katz has been the Senior Vice President, General Counsel and Secretary of Loral since January 2008 and was Vice President, General Counsel and Secretary of Loral from November 2005 to January 2008.

Richard P. Mastoloni has been Senior Vice President and Treasurer of the Company since May 2008 and was Vice President and Treasurer from February 2002 to May 2008. Mr. Mastoloni has been Senior Vice President of Finance and Treasurer of Loral since January 2008 and was Vice President and Treasurer of Loral from November 2005 to January 2008.

John W. Rakow has been Senior Vice President, Business and Legal Affairs and Assistant Secretary of the Company since January 2009. Prior to joining SS/L, Mr. Rakow was Senior Vice President, General Counsel and Corporate Secretary of Asurion Corporation from 2003 to 2008.

Harvey B. Rein has been Senior Vice President of the Company since May 2008 and was Vice President from April 1996 to May 2008. Mr. Rein has been Senior Vice President and Chief Financial Officer of Loral since January 2008 and was Vice President and Controller of Loral from November 2005 to January 2008.

Board of Directors, Committees and Executive Officers

Composition of Board of Directors

Our amended and restated certificate of incorporation and bylaws provide that the authorized number of directors shall be fixed from time to time by a resolution of the majority of our Board of Directors. Our Board of Directors is presently comprised of the following eight members: Mr. DeWitt, Mr. Devabhaktuni, Mr. Goldstein, Mr. Harkey, Dr. Rachesky, Mr. Simon, Mr. Stenbit and Mr. Targoff.

Because Loral will own more than 50% of the voting power of our common stock after this offering, we are considered to be a “controlled company” for purposes of the Nasdaq Stock Market listing requirements. As such, we are permitted, and have elected, to opt out of the Nasdaq Stock Market listing requirements that would otherwise require our Board of Directors to be comprised of a majority of independent directors and require our compensation committee and nominating and corporate governance committee to be comprised entirely of independent directors. Accordingly, you may not have the same protections afforded to stockholders of companies that are subject to all of the Nasdaq Stock Market corporate governance requirements. Our Board of Directors has determined that upon the closing of this offering, seven will be independent.

Term and Class of Directors

Upon the closing of this offering, our Board of Directors will be divided into three staggered classes of directors of the same or nearly the same number. At each annual meeting of stockholders, a class of directors will be elected for a three-year term to succeed the directors of the same class whose terms are then expiring. The terms of the directors will expire upon election and qualification of successor directors at the Annual Meeting of Stockholders to be held during the years 2011 for the Class I directors, 2012 for the Class II directors and 2013 for the Class III directors.

•	Our Class I directors will be and our independent director to be appointed at or prior to the consummation of this offering;
•	Our Class II directors will be ; and
•	Our Class III directors will be .

Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class shall consist of one-third of the directors. The division of our Board of Directors into three classes with staggered three-year terms may delay or prevent a change of our management or a change in control.

Term of Executive Officers

Each executive officer is appointed and serves at the discretion of the Board of Directors and holds office until his or her successor is elected and qualified or until his or her earlier resignation or removal. There are no family relationships among any of our directors or executive officers.

Director Compensation

Following the completion of this offering, we intend to pay our independent directors, and any additional independent directors, an annual retainer fee that is commensurate with market practice for public companies of similar size. Other than independent directors, we do not intend to compensate directors for serving on our Board of Directors or any of its committees. We do, however, intend to reimburse each member of our Board of Directors for out-of-pocket expenses incurred by them in connection with attending meetings of the Board of Directors and its committees.

Board Committees

In connection with the consummation of this offering, our Board of Directors will have an audit committee, a compensation committee and a nominating and corporate governance committee, each of which will have the composition and responsibilities described below.

Audit Committee.  Our audit committee will oversee a broad range of issues surrounding our accounting and financial reporting processes and audits of our financial statements, including the following: (i) the appointment, termination and compensation of our independent registered public accounting firm and oversight of their services; (ii) approval of any non-audit services to be performed by the independent registered public accounting firm and related compensation; (iii) reviewing the scope of the audit proposed for the current year and its results; (iv) reviewing the adequacy of our disclosure and accounting and financial controls; (v) reviewing the annual and quarterly financial statements and related disclosures with management and the independent registered public accounting firm; (vi) monitoring the Company’s and the independent registered public accounting firm’s annual performance under the requirements of Sarbanes Oxley Act Section 404; and (vii) reviewing the internal audit function and findings from completed internal audits. As of the closing of this offering, the members of our audit committee will be Mr. Simon, Mr. Harkey and Mr. Stenbit. Mr. Simon will serve as Chairman of the audit committee and the composition of our audit committee will comply with all applicable Nasdaq Stock Market rules. Mr. Simon qualifies as an “audit committee financial expert” as such term is defined in Item 407(d)(5) of Regulation S-K, and all members of our audit committee will be “independent” as such term is defined in Rule 10A-3(b)(1) under the Securities Exchange Act of 1934, as amended, or the Exchange Act, and the rules of the Nasdaq Stock Market.

Our Board of Directors will adopt a written charter for the audit committee, which will be available on our website upon consummation of this offering.

Compensation Committee.  Our compensation committee will review and recommend policy relating to compensation and benefits of our officers and employees, including reviewing and approving corporate goals and objectives relevant to the compensation of our senior executives, evaluating the performance of these officers in light of those goals and objectives and setting compensation of these officers based on such evaluations. Upon the closing of this offering, the members of our compensation committee will be Dr. Rachesky and Mr. Harkey, both of whom are independent directors as determined by the rules of the Nasdaq Stock Market.

Our Board of Directors will adopt a written charter for the compensation committee, which will be available on our website upon consummation of this offering.

Our compensation committee will have the authority to retain a consulting firm to assist it in the evaluation of compensation of our officers and has the authority to approve the consultant’s fees and other retention terms.

Nominating and Corporate Governance Committee.  The nominating and corporate governance committee will oversee and assist our Board of Directors in identifying, reviewing and recommending nominees for election as directors; evaluate our Board of Directors and our management; develop, review and recommend corporate governance guidelines and a corporate code of business conduct and ethics; and generally advise our Board of Directors on corporate governance and related matters. Upon the closing of this offering, we will establish a nominating and corporate governance committee consisting of Mr. Harkey and Mr. Goldstein, both of whom are independent as determined by the rules of the Nasdaq Stock Market.

Our Board of Directors will adopt a written charter for the nominating and corporate governance committee, which will be available on our website upon consummation of this offering.

Our Board of Directors may from time to time establish other committees.

Compensation Committee Interlocks and Insider Participation

We currently do not have a designated compensation committee, but our Board of Directors will establish one prior to consummation of this offering. Other than Mr. Targoff, who serves as the Chief Executive Officer of and is a director of Loral, none of our executive officers has served as a member of the Board of Directors or compensation committee of any entity that has an executive officer serving as a member of our Board of Directors.

Indemnification

We intend to maintain directors’ and officers’ liability insurance. Our amended and restated certificate of incorporation and amended and restated bylaws include provisions limiting the liability of directors and officers and indemnifying them under certain circumstances. We expect to enter into indemnification agreements with our directors to provide our directors and certain of their affiliated parties with additional indemnification and related rights. See “Description of Capital Stock — Limitation on Liability of Directors and Indemnification” for further information.

Code of Ethics

Upon consummation of this offering, our Board of Directors will have adopted a Code of Ethics that contains the ethical principles by which our chief executive officer and chief financial officer, among others, are expected to conduct themselves when carrying out their duties and responsibilities. We will provide a copy of our Code of Ethics to any person, without charge, upon request, by writing to the Director of Communications, Space Systems/Loral Inc., 3825 Fabian Way, Palo Alto, CA 94303 (telephone number (800) 332-6490). We intend to satisfy the disclosure requirement under Item 5.05 of Form 8-K regarding an amendment to, or waiver from, a provision of our Code of Ethics by posting such information on SS/L’s website at www.ssloral.com.

Executive Compensation

Compensation Discussion and Analysis

The Compensation Discussion and Analysis explains the executive compensation program for the following named executive officers of SS/L.

Name	Title
Michael B. Targoff	Chief Executive Officer of SS/L and Vice Chairman, Chief Executive Officer and President of Loral
C. Patrick DeWitt	Chairman of the Board and Former Chief Executive Officer of SS/L and Former Vice President of Loral
Ronald A. Haley	Senior Vice President and Chief Financial Officer of SS/L
Harvey B. Rein	Senior Vice President of SS/L and Senior Vice President and Chief Financial Officer of Loral
Avi Katz	Senior Vice President and Secretary of SS/L and Senior Vice President, General Counsel and Secretary of Loral

Mr. DeWitt retired from his position as Senior Vice President of Loral and Chief Executive Officer of SS/L effective as of December 31, 2009 and currently serves as Chairman of the Board of SS/L. In 2009, Mr. Targoff held the office of Executive Vice President of SS/L and will become Chief Executive Officer of SS/L prior to consummation of this offering.

Messrs. Targoff, Rein and Katz are executive officers of both Loral and SS/L, and historically and in 2009, their compensation has been paid directly by Loral and charged to SS/L through an intercompany agreement. As such, the Compensation Discussion and Analysis discusses the Loral executive compensation program as it relates to these named executive officers. Compensation for Messrs. DeWitt and Haley, historically and in 2009, has been paid directly by SS/L. As such, the Compensation Discussion and Analysis discusses SS/L’s executive compensation program as it relates to them as well as certain aspects of Loral’s executive compensation program that relate to Mr. DeWitt as a result of his being an executive officer of Loral in 2009.

For 2009, the Compensation Committee of the Board of Directors of Loral (the “Committee”) established and administered the executive compensation program for both executive officers of Loral as well as executive officers of SS/L.

Objectives and Philosophy

Loral’s and SS/L’s executive compensation programs are designed to (i) attract and retain high-quality named executive officers, who are critical to Loral’s and SS/L’s long-term success and (ii) reward Loral’s and SS/L’s named executive officers for achieving their short-term business and long-term strategic goals. The Committee determines target total direct compensation levels for the named executive officers based on several factors, including:

•	each executive officer’s role and responsibilities;
•	the total compensation of executives who perform similar duties at other companies;
•	the total compensation for the executive officer during the prior fiscal year;
•	how the executive officer may contribute to Loral’s and SS/L’s future success; and
•	other circumstances as appropriate.

“Total direct compensation” is comprised of base salary, annual bonus compensation (identified in the Summary Compensation Table below in the Non-Equity Incentive Plan Compensation column) and long-term incentive compensation in the form of equity awards. Each of these elements of total direct compensation is discussed in more detail below.

Loral’s and SS/L’s executive compensation programs are designed to reward the named executive officers for performance in relationship to achievement of corporate and personal performance goals. The Committee seeks to set compensation for the named executive officers at levels that are competitive in Loral’s and SS/L’s industry, which is highly specialized and generally comprised of firms that are significantly larger in size than Loral and SS/L and for which the supply of qualified and talented executives is limited. For these reasons, it is the Committee’s goal to set total direct compensation levels for the named executive officers to fall generally between the 50th and 75th percentile for comparable positions at peer companies if target levels for the performance measures are achieved.

When evaluating compensation for the named executive officers, the Committee considers each element of total direct compensation, as well as other compensatory benefits and potential compensation payable to executive officers in the event of termination. These other benefits and compensation include retirement benefits, deferred compensation account balances and potential benefits which may be payable upon separation from Loral or SS/L, as the case may be. The nature of this other compensation is different from total direct compensation because it involves, in the case of retirement benefits and deferred compensation account balances, compensation payable only in the future, and, in the case of deferred compensation account balances and termination benefits, compensation which is contingent upon the possible occurrence of future events. When making pay decisions, the Committee does not consider each element of compensation in isolation; rather, the Committee considers the overall compensation package for each named executive officer with a view to ensuring that it is balanced to achieve the objectives noted above.

The Role of Peer Groups, Surveys and Market Analysis

The Committee from time to time reviews market analyses assessing the extent to which the compensation program established for the named executive officers is competitive compared to a group of peer companies to ascertain whether Loral and SS/L are paying the named executive officers in accordance with the stated compensation philosophy (as discussed under “Objectives and Philosophy” above). For 2009, the Committee retained a compensation consultant, Hewitt Associates (“Hewitt”), to prepare an assessment of general market compensation practices in Loral’s industry and other related industries and an analysis of the compensation levels for senior executives, including the named executive officers. This assessment is referred to as the “2009 Executive Compensation Review.” The 2009 Executive Compensation Review was used to compare the named executive officers’ compensation levels to compensation levels at other companies, particularly looking at base salary, actual annual incentives, long-term incentives and the total of these three pay elements.

Specifically, the 2009 Executive Compensation Review consisted of an assessment using external benchmarks from two data samples: (x) data from a customized compensation peer group (the “Peer Group”) derived from publicly disclosed filings; and (y) a high tech/general industry sample of organizations with a technology/manufacturing orientation (the “Hi-Tech/GI Group”).

The Peer Group consisted of 17 companies that may be viewed as similar or related to Loral and with which Loral competes in the marketplace both for business and for executive talent. The companies comprising the Peer Group in 2009 were:

American Tower Corporation	EchoStar Corporation	Orbital Sciences Corporation
Arris Group Inc.	Harris Corporation	Sirius/XM Satellite Radio Inc.
Ball Corporation	Hughes Communications Inc.	Teledyne Technologies Inc.
The Boeing Company	ITT Corporation	UTStarcom Inc.
Centennial Communications	Lockheed Martin Corporation	ViaSat Inc.
Comtech Telecommunications	Northrop Grumman Corporation

The Hi-Tech/GI Group consisted of an aggregation of general manufacturing and technology-oriented survey data from two data sources.

•	2008 Hewitt Total Compensation Measurement (TCMTM) Database — 68 manufacturing companies with revenues between $500 million and $1.5 billion listed on Appendix A-1

•	2008 Radford Executive Survey — 468 technology companies with revenues greater than $200 million, using an average of two distinct segments (250 organizations with revenues between $200 million and $1 billion and 218 organizations with revenues greater than $1 billion) listed on Appendix A-2

Using the above-described data sources, the 2009 Executive Compensation Review evaluated the components of pay (base salary, annual bonus compensation and long-term incentives — see “Elements of Compensation” below) for the named executive officers as compared to officers in similar positions in the data sources. The study concluded that, overall, target total direct compensation for the named executive officers, excluding Mr. Targoff, fell at or considerably below the market median, primarily as a result of the absence of any significant long-term incentive awards to Mr. DeWitt and the absence of any long-term incentive awards to Messrs. Haley, Rein and Katz. Mr. Targoff’s target total direct compensation measured between the median and the 75th percentile for the Peer Group but exceeded the 75th percentile of the Hi-Tech/GI Group. The study also concluded that, overall, target total cash compensation (base salary and annual bonus) for the named executive officers (other than Mr. Haley) is positioned between the median and the 75th percentile of the Peer Group and slightly above the 75th percentile for the Hi-Tech/GI Group, and, for Mr. Haley, is positioned between the median and the 75th percentile for the Hi-Tech/GI Group.

In addition, in connection with the 2009 Executive Compensation Review discussed above, at the request of the Committee, Hewitt also reviewed and evaluated Loral’s annual MIB program and long-term incentive program as compared to market practice (the “Annual and Long-Term Incentive Review”). For this review, Hewitt used a custom peer group of 36 companies participating in Hewitt’s TCMTM database that provided data regarding the design of their annual and long-term incentive programs and that had an industry focus similar to that of Loral. The companies in this custom peer group are listed in Appendix A-3. Based on this review, Hewitt concluded that Loral’s MIB plan is aligned with its internal objectives and generally consistent with annual bonus practices of peer companies, but, because of the absence of any significant long-term incentive awards to Mr. DeWitt and the absence of any long-term incentive awards to Messrs. Haley, Rein and Katz, Loral’s long-term incentive program for the named executive officers (other than Mr. Targoff) trailed competitive practice with respect to the general executive population in the study.

Based on the 2009 Executive Compensation Review, the Committee confirmed that cash compensation levels for the named executive officers were either in line with or slightly above the Committee’s current objectives and current market conditions, and, accordingly, other than the ordinary course cost of living adjustments discussed below in “Elements of Compensation — Base Salary,” no pay changes were made in 2009 for the named executive officers. Further, based on the 2009 Executive Compensation Review and the Annual and Long-Term Incentive Review, the Committee decided to approve certain long-term incentive awards for the named executive officers as described below under “ — Long-term Incentive Compensation.”

Elements of Compensation

Total Direct Compensation — Cash and Stock Incentives

Total direct compensation consists of three components:

•	Base salary;
•	Performance-based annual cash bonus; and
•	Equity incentive awards.

Base Salary

Loral and SS/L provide a base salary for services rendered by the named executive officers throughout the year to give them resources upon which to live and to provide a portion of compensation which is assured in order to provide them with a certain level of financial security. When determining base salary, the Committee may consider a number of factors, to the extent that they are relevant to any named executive officer in any year, including market data, prior salary, job responsibilities and changes in job responsibilities, achievement of specified goals, individual experience, demonstrated leadership, performance potential, company performance and retention considerations. These factors are not weighed or ranked in any particular way.

For 2009, Mr. Targoff’s base salary was established by his employment agreement (see “Employment Agreements” below) and remained unchanged from 2008. In light of the global economic downturn, the uncertain economic environment for Loral and SS/L and as part of Loral’s and SS/L’s efforts to monitor and control costs in order to ensure the financial health of Loral and SS/L, effective January 1, 2009, Loral and SS/L implemented salary freezes for all employees, including the named executive officers. The salary freeze was consistent with actions taken by many other companies in the United States. In July 2009, the salary freeze was lifted for SS/L employees, and Mr. Haley received a 4.4% increase in base salary. In August 2009, the salary freeze was lifted for Loral employees, and the Committee approved a 3% increase in base salary for each of Messrs. Rein and Katz. These increases for Messrs. Haley, Rein and Katz were approved as ordinary course cost-of-living adjustments. Mr. DeWitt did not receive a salary increase in 2009.

Annual Bonus Compensation

Loral and SS/L provide annual cash bonus incentives for the named executive officers under Loral’s and SS/L’s Management Incentive Bonus, or MIB, programs to motivate and reward the named executive officers for achieving annual, short-term corporate goals. Each named executive officer has a target bonus opportunity, which is payable upon the achievement of certain performance goals at the target level. The Committee administers the MIB programs, sets target bonus opportunities and annual performance goals and determines the degree to which goals have been achieved and the amounts payable under the MIB programs each year. The table below sets forth the target bonus opportunity for each named executive officer.

Name	Target Bonus Opportunity (as a % of salary)
Michael B. Targoff	125%
C. Patrick DeWitt	60%
Ronald A. Haley	45%
Harvey B. Rein	45%
Avi Katz	45%

The target bonus opportunity for Mr. Targoff is set by his employment agreement (see “Employment Agreements” below), and target bonus opportunities for the other named executive officers were set in accordance with, and were consistent with, past practice.

The named executive officers may earn more or less than their target bonus opportunities if actual performance was within certain ranges above or below the targeted performance. Specifically, in 2009, the programs provided the named executive officers with the opportunity to earn up to 130% of their target percentage for performance at the highest performance level of each component and 70% of their target percentage for performance at the minimum or threshold level of performance for each component, below which level no bonus could be earned. Thus, for each named executive officer, the bonus amount paid could increase or decrease proportionately in accordance with performance against the defined performance measures. For example, in the case of Mr. Targoff, performance at the highest level for each component would mean that he could earn up to 162.5% of his base salary as a bonus, and performance at the threshold level for each component would mean that he could earn 87.5% of his base salary as a bonus.

The 2009 MIB program structure is described in detail below and was similar to the structure used during 2008. The metrics used in 2009, however, were simplified and refined, and the weighting of the factors was also changed somewhat from that used in 2008. These changes were made to more accurately link a named executive officer’s bonus opportunity to actual performance. For example, the metrics related to SS/L’s performance in 2009 were refined so that one metric — SS/L Backlog EBITDA (as defined below) — focused exclusively on performance for programs already in existence at the start of the year, while another metric —  SS/L New Business Benefit (as defined below) — focused exclusively on contribution from new programs awarded during the year. Through this change, programs booked during the year were not counted in both the EBITDA and new business formulas, eliminating the disproportionate effect that new programs had in MIB programs for previous years. As in 2008, 50% of Mr. Targoff’s bonus opportunity was tied to performance at Telesat, a company in which Loral holds a 64% economic interest, because a significant portion of Mr. Targoff’s time is devoted to his service on Telesat’s board of directors, to consultations with senior management at Telesat and to overseeing Loral’s rights under the Shareholders’ Agreement with Public Sector

Pension Investment Board, its Canadian partner in Telesat. Also, as in 2008, bonus opportunities for Messrs. DeWitt and Haley were tied solely to performance at SS/L, but the weighting of the various components was adjusted, with the weighting of the EBITDA-related factor increasing from 25% to 50%. The Committee believed that this was appropriate because Messrs. DeWitt and Haley were responsible for the performance of SS/L, and EBITDA achievement was, in the Committee’s view, the most important metric in driving stockholder value. In addition, the weighting for individual objectives for each of Messrs. Rein and Katz was increased from 25% to 33 1/3% in order to more closely align their annual bonus with the factors over which they had direct responsibility and control.

Messrs. Targoff, Rein and Katz were eligible for bonuses under Loral’s Corporate 2009 MIB Plan. Messrs. DeWitt and Haley were eligible under the SS/L 2009 MIB Plan.

Mr. Targoff

In 2009, the Loral Corporate MIB Plan for Mr. Targoff measured executive performance based on the following metrics, as explained more fully below:

Metric	Weighting
Loral Corporate MIB EBITDA Formula	31¼%
SS/L New Business Benefit	18¾%
Telesat MIB EBITDA Formula	50%

Messrs. DeWitt and Haley

The SS/L MIB Plan for 2009 for Messrs. DeWitt and Haley measured executive performance based on the following metrics as explained more fully below:

Metric	Weighting
SS/L MIB EBITDA Formula	50%
SS/L New Business Benefit	30%
SS/L Year-End Cash Balance	20%

Messrs. Rein and Katz

The Loral Corporate MIB Plan for 2009 for Messrs. Rein and Katz measured executive performance based on the following metrics as explained more fully below:

Metric	Weighting
Loral Corporate MIB EBITDA Formula	41 2/3%
SS/L New Business Benefit	25%
Individual Objectives	33 1/3%

EBITDA Formulas

In evaluating financial performance at Loral and SS/L, we use “Adjusted EBITDA” as a measure of profit or loss. For a full discussion of how we calculate Adjusted EBITDA, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Consolidated Operating Results — EBITDA” above.

Loral Corporate MIB EBITDA Formula.  As stated above, 31¼% of Mr. Targoff’s MIB opportunity and 41 2/3% of the MIB opportunity for Messrs. Rein and Katz was based on a Loral Corporate MIB EBITDA Formula. This formula is based on SS/L Adjusted EBITDA from backlog programs, or SS/L Backlog EBITDA, less Loral corporate expenses for the year ended December 31, 2009, adjusted for non-recurring or unusual items, non-operating changes from the plan and items not directly subject to management control. This means that we first measure SS/L Adjusted EBITDA from programs in backlog at January 1, 2009 on a standalone basis. Then, we subtract corporate expenses for the year ended December 31, 2009 and further adjust both SS/L’s Backlog EBITDA and Loral corporate expenses to exclude the effect of unusual and non-recurring charges, non-operating charges and items not directly subject to management control. In this discussion, we refer to SS/L Backlog EBITDA, less corporate expenses, as further adjusted for these exclusions, as “Loral Corporate MIB EBITDA.” In 2009, management provided the Committee and the Loral Board with a matrix of Loral Corporate MIB EBITDA values defining five different performance levels at which officers could earn between 70% and 130% of their target bonuses. The Loral Corporate MIB EBITDA goals were as follows:

Loral Corporate MIB EBITDA Target (Dollars, in millions)	Percent of Target Bonus
18.5	70%
22.9	85%
27.2	100%
31.6	115%
35.9	130%

In 2009, in addition to the exclusions related to SS/L Backlog EBITDA discussed below (see “SS/L MIB EBITDA Formula” below), the unusual and non-recurring charges, non-operating charges and items not directly subject to management control that were excluded from SS/L’s Backlog EBITDA included deferred compensation expense, expense related to SS/L Phantom SARs (see “Long-term Incentive Compensation” below), extraordinary legal fees and the effect of net periodic pension and other benefit expenses and tax fees. The table below shows how Loral Corporate MIB EBITDA was calculated for 2009.

Loral Corporate MIB EBITDA Calculation	(Dollars, in millions)
2009 SS/L Backlog EBITDA	66.5
2009 Corporate expense	(21.4)
45.1
Adjustments
SS/L Adjustments (see “SS/L MIB EBITDA Formula” below)	6.7
Deferred compensation expense	3.6
Expense related to SS/L Phantom SARs	1.1
Extraordinary legal fees	1.3
Pension and other benefit expenses	0.3
Tax fees	0.2
Total Adjustments	13.2
2009 Loral Corporate MIB EBITDA	58.3

Achievement in 2009 by Loral of Loral Corporate MIB EBITDA of $58.3 million resulted in a bonus payout for that component at the maximum 130% level.

Telesat MIB EBITDA Formula.  As stated above, 50% of Mr. Targoff’s MIB opportunity was based on Telesat performance. This formula is based on Telesat Adjusted EBITDA, adjusted for non-recurring or unusual items, non-operating changes from the plan and items not directly subject to management control. In this discussion, we refer to Telesat Adjusted EBITDA, as further adjusted for these exclusions, as “Telesat MIB EBITDA.” In 2009, management provided the Committee and the Loral Board with a matrix of Telesat MIB EBITDA values defining five different performance levels at which Mr. Targoff could earn between 70% and 130% of his target bonus. The Telesat MIB EBITDA goals were as follows:

Telesat MIB EBITDA Target (CAD, in millions)	Percent of Target Bonus
510.6	70%
524.1	85%
537.5	100%
550.9	115%
564.4	130%

In 2009, the unusual and non-recurring charges, non-operating charges and items not directly subject to management control that were excluded from Telesat’s Adjusted EBITDA included the effect of foreign exchange rate changes, the effect on EBITDA of acceleration of the Telstar 10 sale, EBITDA generated by the earlier-than-planned launch and in-service date of Nimiq 5 and certain stock option, severance and pension expenses. The table below shows how Telesat MIB EBITDA was calculated for 2009.

Telesat MIB EBITDA Calculation	(CAD, in millions)
2009 Telesat Adjusted EBITDA	551.1
Adjustments
Effect of foreign exchange rates	11.9
Acceleration of the Telstar 10 sale	15.8
Early launch of Nimiq 5	(8.9)
Stock option expense	5.6
Severance expense	3.9
Pension expense	(2.6)
Total Adjustments	25.7
2009 Telesat MIB EBITDA	576.8

Achievement in 2009 by Telesat of Telesat MIB EBITDA of CAD 576.8 million resulted in a bonus payout for that component at the maximum 130% level.

SS/L MIB EBITDA Formula.  As stated above, 50% of the MIB opportunity for Messrs. DeWitt and Haley was based on SS/L Adjusted EBITDA. This formula is based on SS/L Backlog EBITDA, adjusted for non-recurring or unusual items, non-operating changes from the plan and items not directly subject to management control. This means that we first measure SS/L Adjusted EBITDA from programs in backlog at January 1, 2009 on a standalone basis. Then, we adjust SS/L’s Backlog EBITDA to exclude the effect of unusual and non-recurring charges, non-operating charges and items not directly subject to management control. In this discussion, we refer to SS/L Adjusted EBITDA, as further adjusted for these exclusions, as “SS/L MIB EBITDA.” In 2009, management provided the Committee and the Loral Board with a matrix of SS/L MIB EBITDA values defining five different performance levels at which officers could earn between 70% and 130% of their target bonuses. The SS/L MIB EBITDA goals were as follows:

SS/L MIB EBITDA Target (Dollars, in millions)	Percent of Target Bonus
32.0	70%
35.8	85%
39.5	100%
43.3	115%
47.0	130%

In 2009, the unusual and non-recurring charges, non-operating charges and items not directly subject to management control that were excluded from SS/L’s Backlog EBITDA included deferred compensation expense, expense related to SS/L Phantom SARs (see “Long-term Incentive Compensation” below) and net periodic pension and other benefit expenses, partially offset by certain benefits achieved as a result of overhead rates being lower than plan. The table below shows how SS/L MIB EBITDA was calculated for 2009.

SS/L MIB EBITDA Calculation	(Dollars, in millions)
2009 SS/L Backlog EBITDA	66.5
Adjustments
Deferred Compensation expense	3.0
Net periodic pension and other benefit expenses	7.5
Expense related to SS/L Phantom SARs	0.9
Overhead rate benefit	(4.7)
Total Adjustments	6.7
2009 SS/L MIB EBITDA	73.2

Achievement in 2009 by SS/L of SS/L MIB EBITDA of $73.2 million resulted in a bonus payout for that component at the maximum 130% level.

In setting Loral Corporate MIB EBITDA, Telesat MIB EBITDA and SS/L MIB EBITDA targets for the MIB programs, the Committee reviewed the budgets developed by management and approved by the Loral Board. The Committee used the budgeted numbers as the “target” due to the rigor and tactical planning involved in their development, the importance of achieving these goals as part of Loral’s and SS/L’s longer term strategic plan and the acceptance of management’s commitments by the Loral Board. The Committee and the Loral Board believed that achieving these budgets would represent a fair target for management when considering internal and external challenges expected to affect Loral and SS/L in 2009. These challenges included the global economic environment, the extremely competitive nature of the commercial satellite manufacturing and operating industries, as well as, insofar as SS/L was concerned, improving SS/L’s operating metrics, including performance of technically difficult programs. The “threshold” MIB EBITDA metrics were set below the “target” amounts. These amounts were considered minimally acceptable, but likely achievable given the factors discussed above. The “outstanding” MIB EBITDA metrics were set higher than the “target” amounts. These levels were considered to be a significant stretch above budget and would be quite difficult to achieve given the challenges faced by management.

SS/L Performance Formulas

In addition to the SS/L MIB EBITDA Formula, two other metrics were used in 2009 to measure SS/L performance: SS/L New Business Benefit and SS/L Year-End Cash Balance. These formulas are described below.

SS/L New Business Benefit.  This component measures the total amount of expected contribution from new satellite awards won during the year over the length of each newly awarded contract. Expected contribution is defined as total contract value less total estimated direct costs at completion as measured at the end of the year of award. In computing the new business benefit, for each new program booked during the year with warranty payback instead of orbital incentives, 10% of the expected contribution from the program is added to the achievement amount, and for each new program booked without any post in-orbit test risk (i.e., without either warranty payback or orbital incentives), an additional 2% of program contract value is added to the achievement amount. Results are then compared with targets and the level of achievement is determined. This component was designed to motivate SS/L employees to maximize the expected economic value of new contract awards during the year and measures achievement of specific quantitative goals relating to benefit from new business during 2009.

In 2009, SS/L achieved SS/L New Business Benefit above the maximum target, resulting in a bonus payout for that component at the maximum 130% level. Loral and SS/L believe that the actual dollar targets of the SS/L New Business Benefit formula are proprietary and confidential and that disclosure of such targets would be competitively harmful to Loral and SS/L.

SS/L Year-End Cash Balance.  This component measures the level of cash on SS/L’s balance sheet at year-end. Attainment of the cash balance target is based upon a subjective assessment of cash management including indirect expenditures, capital expenditures, inventory balances and program assets. This component was designed to motivate SS/L to maximize the amount of cash on its balance sheet by improving contract performance and by reducing spending. In 2009, management provided the Committee and the Loral Board with a matrix of SS/L Year-End Cash Balance values defining five different performance levels at which officers could earn between 70% and 130% of their target bonuses. The SS/L Year-End Cash Balance goals were as follows:

SS/L Year-End Cash Balance Target (Dollars, in millions)	Percent of Target Bonus
48.3	70%
58.7	85%
69.0	100%
79.4	115%
89.7	130%

In 2009, SS/L achieved SS/L Year-End Cash Balance of $128.2 million, resulting in a bonus payout for that component at the maximum 130% level.

In 2009, each of the goals in the SS/L performance formulas was set to challenge and motivate the executives, while making achievement of target levels at the 100% level, albeit difficult, readily achievable. Target goals at the 100% level were set with the objective of making it just as likely for SS/L’s executives to achieve those goals as it would be for them to miss the goals. In 2008, SS/L achieved performance at close to the 100% level with respect to similar (but not identical) performance targets.

SS/L Executive Performance Awards

In addition to the basic SS/L MIB plan described above, in 2009 SS/L instituted a program to reward its senior executives, including Messrs. DeWitt and Haley, for performance that was well above the targets established by the basic MIB plan. Depending on the level of achievement of SS/L MIB EBITDA and SS/L New Business Benefit, executive performance awards could range from 0% up to 41.5% of base salary. Specifically, with respect to SS/L MIB EBITDA, for achievement of SS/L MIB EBITDA between $52.0 million and $62.5 million, senior executives could earn up to 20.75% of base salary. Similarly, with respect to SS/L New Business Benefit, for achievement of contribution from new programs at levels that were significantly above the basic targets, senior executives could earn up to 20.75% of base salary. Interpolation applies for performance between established levels, and the maximum bonus that could be earned by any senior executive through the basic MIB plan and the executive performance plan was limited to 100% of base salary.

In 2009, SS/L senior executives achieved executive performance awards of the maximum 20.75% of base salary with respect to SS/L MIB EBITDA. SS/L senior executives did not achieve any executive performance awards with respect to SS/L New Business Benefit.

SS/L Qualitative Performance Awards

In addition to the basic SS/L MIB plan and the SS/L Executive Performance plan, for SS/L personnel, including Messrs. DeWitt and Haley, there were qualitative factors that could increase or decrease bonuses. Bonuses for SS/L executives could be increased or decreased by up to 10% of their targets based on qualitative measures of compliance with Sarbanes Oxley issues. Awards under this component of SS/L’s MIB plan are made by the Committee based on the subjective recommendation of SS/L management.

In 2009, bonuses for SS/L personnel were neither increased nor decreased as a result of qualitative performance.

Individual Objectives

As stated above, 33 1/3% of the MIB opportunity for each of Messrs. Rein and Katz was based on individual performance objectives that were assigned to them by the Committee for 2009.

Objectives for Mr. Rein were to:

•	provide leadership and oversight of Loral’s financial function;
•	timely and accurately file all SEC reports and improve the efficiency of periodic closes and financial reporting;
•	explore pension plan funding alternatives; and
•	complete transition as a result of restructuring efforts.

Objectives for Mr. Katz were to:

•	ensure timely (by SEC due dates) and accurate filing of all SEC reports under control of the legal department and other SEC support as required;
•	effectively manage all litigation;
•	provide legal support as required for SS/L and joint venture businesses and Loral transactions;
•	manage and oversee corporate governance functions; and
•	design and implement a long-term incentive plan for SS/L and corporate employees.

In 2009, with respect to individual objectives for Messrs. Rein and Katz, the Committee awarded them 105% of their targets because of their outstanding performance in fully, effectively and timely achieving their objectives as well as achieving other tasks and assignments beyond their objectives.

Actual Results

After the end of the year, in order to determine the amount to be paid to named executive officers under the MIB programs, the Committee compared actual performance against target for each goal as described above. Taking into account the achievement levels for each component as discussed above and the relative weighting of each component resulted in bonus payments for Messrs. Targoff, DeWitt, Haley, Rein and Katz at an aggregate of 130.0%, 164.5%, 190.0%, 121.7% and 121.7% of their targets, respectively.

Long-term Incentive Compensation

General

Loral also provides long-term equity incentive compensation to the named executive officers through Loral’s Amended and Restated 2005 Stock Incentive Plan. The Committee believes that equity-based awards help to align the financial interests of the named executive officers with those of Loral’s stockholders by providing the named executive officers with an additional equity stake in Loral. Equity-based awards also reward the named executive officers for increasing stockholder value.

Loral’s Stock Incentive Plan allows the Committee to grant a variety of stock-based awards, including stock options, restricted stock, restricted stock units, performance shares and performance units. These types of awards measure performance over a longer period of time than the other methods of compensation. The Committee administers the Amended and Restated 2005 Stock Incentive Plan and determines the level and type of awards granted to the named executive officers.

In general, when granting equity-based awards, the Committee takes into account the following subjective and objective factors:

•	The level of responsibility of each named executive officer;
•	The contributions of each named executive officer to Loral’s and SS/L’s financial results;
•	Retention considerations; and
•	Practices of companies in Loral’s and SS/L’s Peer Group.

Prior to making a grant, the Committee also considers Loral’s stock price, the volatility of the stock price and potential dilution.

The process by which the Committee evaluates, considers and approves equity-based awards is generally as follows. The Committee determines the nature and value of various equity-based awards by first looking both at market conditions and at the estimated value of the proposed awards to develop ranges of awards for personnel at various levels (including both executive officers and other employees). After developing the potential range of awards, the Committee seeks recommendations from management as to the value of the awards to be granted to specific individuals. The Committee then reviews the recommendations, considers the total recommended grant size as compared to outstanding shares and expected dilution and makes the final grant decision. If stock options or stock appreciation rights are the selected form of award, the Committee may use the Black-Scholes pricing model (a formula widely used to value exchange-traded options and determine the present value of the executive option award) or other pricing models as appropriate to determine the value of the awards and for comparison to equity-based compensation for executives in the peer group.

To date, all option grants have had an exercise price equal to at least the fair market value of Loral’s common stock on the grant date. The Committee does not grant equity-based awards in anticipation of the release of material nonpublic information, nor does the Committee time the release of material nonpublic information to coincide with equity-based award grant dates. The Committee has not yet adopted a fixed policy or practice with regard to the timing of equity-based award grants but may consider doing so in the future. The Committee does not have a specific policy regarding ownership of Loral stock by the named executive officers. Loral’s policy on insider trading and confidentiality generally restricts executive officers from engaging in short-term or speculative transactions involving Loral stock, including short sales and publicly traded options.

2009 Equity Awards

In 2009, the Committee used a variety of different types of equity awards for grants to the named executive officers, namely stock options, restricted stock units and a new synthetic instrument tied to the value of SS/L (see “SS/L Phantom SARs” below). Whereas in the past the Committee had primarily relied on stock options as the long-term equity incentive compensation vehicle for the named executive officers, the Committee has decided to shift away from using options as its primary equity award and to rely more heavily on awards in the form of shares of restricted stock or restricted stock units payable, at the Committee’s option, in cash or stock. This change was made to continue to align the interests of officers with the long-term interests of Loral, while reducing the dilutive effect these awards have on Loral’s stockholders. As in the past, equity-based awards granted in 2009 vest and become exercisable over a period of years and are subject to forfeiture upon termination of employment unless vested. These long-term vesting schedules provide continued motivation and reward the named executive officers in line with Loral stockholders over the vesting period. Moreover, the Committee believes that making periodic equity-based awards with overlapping vesting periods will continue to provide incentive and motivation over the longer term. The Committee also believes that equity-based awards continue to provide long-term stockholder value beyond the vesting dates because of the continued upside financial potential for executives. Because of the multiple-year vesting schedules, the Committee also regards the equity-based award program as a significant factor in retaining the named executive officers. In addition to time-based vesting, vesting of certain grants made in 2009 was tied to certain stock price goals which further align the interests of Loral’s and SS/L’s officers with the interests of stockholders.

SS/L Phantom SARs

The Committee believes that the equity value of Loral is principally comprised of three components: its interest in Telesat, its interest in SS/L and its interest in other assets, including its interest in XTAR, LLC and the Canadian coverage portion of the ViaSat-1 satellite. The Committee further believes that equity awards to SS/L executives and corporate executives, who devote much of their time to SS/L matters, should be tied directly to the equity value of SS/L. In 2009, the Committee asked Loral management to develop an equity-based award program that is tied to the equity value of SS/L. Following such development, the Committee approved awards of Phantom Stock Appreciation Rights Relating to SS/L (“SS/L Phantom SARs”) to certain Loral corporate and SS/L employees and executives, including the named executive officers (other than Mr. Targoff). The following describes the SS/L Phantom SAR program.

The SS/L Phantom SAR program has been designed to incentivize and reward employees based on an increase in a synthetically designed equity value for SS/L. Because, prior to this offering, SS/L common stock is not freely tradable on the open market and thus does not have a readily ascertainable market value, SS/L equity value under the program is derived from a formula that calculates equity value based on a multiple of Adjusted EBITDA plus cash on hand less debt at the end of the relevant year. The SS/L Adjusted EBITDA is determined annually by reference to Loral’s SEC filings if available on the determination date or, if such filings are not then available, by Loral’s Board of Directors. For purposes of the program, SS/L’s equity value has been set initially at $10 per share. Each SS/L Phantom SAR provides the recipient with the right to receive an amount equal to the increase in SS/L’s notional stock price over the $10 base price multiplied by the number of SS/L Phantom SARs vested on the applicable vesting date (as adjusted by the SAR Equalizer described below).

Unlike regular stock appreciation rights, which may be voluntarily exercised at any time after vesting, because of the complex constraints imposed by Internal Revenue Code Section 409A, the SS/L Phantom SARs have been designed with fixed exercise dates. As such, the SS/L Phantom SARs are automatically exercised and the SAR value (if any) is paid out on each vesting date. Vesting is subject to full or partial acceleration upon death, disability or termination of employment without cause, and upon a change of control of Loral or SS/L. SS/L Phantom SARs may be settled in Loral stock or cash at the option of the Committee.

In order to more closely align the SS/L Phantom SARs with regular stock appreciation rights, which can be voluntarily exercised at times when an employee believes the phantom equity value is most favorable for his or her particular risk and reward criteria, the SS/L Phantom SARs are designed with an equalizing feature intended to fairly compensate employees against the inequities that necessarily accompany a fluctuating phantom equity value paired with fixed exercise dates. Pursuant to this feature, if, in one year, the holder of SS/L Phantom SARs does not receive any payout (because SS/L’s notional stock price did not increase) or the payout received is less than $3.00 per SS/L Phantom SAR (because SS/L’s notional equity value did not increase by at least 30%), then, in the following year, the recipient may be entitled to receive a payout based not only on the number of SARs scheduled to vest in such following year but also based on the number of SARs that failed to meet the 30% threshold in prior years (the “SAR Equalizer”). As such, on each vesting/payment date, if the notional SS/L equity value upon automatic exercise does not equal or exceed a 30% threshold level over the base price, an additional number of supplemental SARs equal to the number of SARs subject to the threshold-level-failed tranche will be available for automatic exercise on the next anniversary of the vesting/payment date (subject to the notional SS/L equity value on the next anniversary of the vesting/payment date being greater than the notional SS/L equity value at the prior vesting/payment date (including any SAR Equalizer with respect to the prior tranche)). If the SAR value is enhanced with a SAR Equalizer, then the SAR value then being exercised and paid will be reduced by the dollar value received in the prior tranche (including all prior SAR Equalizers with respect to a target tranche). This measurement and potential addition of SAR Equalizers continues annually until the earlier of achievement of the 30% threshold for each tranche or expiration of the SS/L Phantom SARs on the expiration date of the SARs.

The following example illustrates the operation of the SAR Equalizer based on a hypothetical change in the SS/L phantom share value (derived from the Adjusted EBITDA formula) over the 7-year term. This example assumes the grant of 1,000 SARs vesting in three tranches (50% in the 1st tranche, 25% in the 2nd tranche and 25% in the 3rd tranche) over 3 years with a 30% threshold for the SAR Equalizer and a 7-year term. The table below illustrates the hypothetical change in SS/L phantom share value, the automatic exercise of the SARs, and the operation of the SAR Equalizer over the 7-year term.

	Grant Date Value	3-18-10		3-18-11		3-18-12		3-18-13	3-18-14	3-18-15	3-18-16
SS/L Hypothetical Phantom Share Value	$10.00	$11.25		$13.75		$12.00		$10.50	$9.50	$10.25	$12.75
Payment in Respect of First SAR Tranche (500 SARs)		$625	(a)	$1,250	(b)
Payment in Respect of Second SAR Tranche (250 SARs)				$937.50	(c)
Payment in Respect of Third SAR Tranche (250 SARs)						$500	(d)				$187.50	(e)

(a)	Represents payment in respect of vested SARs equal to ($11.25 – $10.00) * 500 SARs. Because the hypothetical value does not exceed the 30% threshold (i.e., the hypothetical value on the vesting date of $11.25 is less than 130% of the grant date value, or $13.00), an equalization payment may be available with respect to the First SAR Tranche on subsequent vesting dates.
(b)	Represents an equalization payment equal to ($13.75 – $11.25) * 500 SARs. As a result of achievement of the 30% threshold (i.e., the hypothetical value on the vesting date of $13.75 exceeds 130% of the grant date value, or $13.00), no further equalization payments will be available in respect of the First SAR Tranche.
(c)	Represents payment in respect of vested SARs equal to ($13.75 – $10.00) * 250 SARs. As a result of achievement of the 30% threshold (i.e., the hypothetical value on the vesting date of $13.75 exceeds 130% of the grant date value, or $13.00), no equalization payments will be available in respect of the Second SAR Tranche.
(d)	Represents payment in respect of vested SARs equal to ($12.00 – $10.00) * 250 SARs. Because the hypothetical value does not exceed the 30% threshold (i.e., the hypothetical value on the vesting date of $12.00 is less than 130% of the grant date value, or $13.00), an equalization payment may be available with respect to the Third SAR Tranche on each March 18 thereafter, but only to the extent that the hypothetical value on such March 18 exceeds the greater of the hypothetical value on the vesting date (i.e., exceeds $12.00) or the hypothetical value on the previous March 18.
(e)	Represents an equalization payment equal to ($12.75 – $12.00) * 250 SARS. No further equalization payments will be available in respect of the Third SAR Tranche as a result of the expiration of the 7-year term.

In the example, a different SS/L hypothetical phantom share value on any respective March 18 would produce different results. The prior example is provided solely to illustrate the manner in which the SAR Equalizer could operate given hypothetical values for the SS/L stock on specified exercise dates over a projected 7-year term. It is not meant to project any expected actual SS/L share value on any given date.

2009 Equity Awards to Named Executive Officers

In 2009, the Committee approved grants of stock options for Mr. Targoff, restricted stock units for all named executive officers (other than Mr. Haley) and SS/L Phantom SARs for all named executive officers (other than Mr. Targoff). These grants were in keeping with the Committee’s general philosophy regarding long-term incentive compensation and were designed to align the financial interests of the named executive officers with those of Loral’s stockholders and provide incentive to them to increase stockholder value. The following describes the grants made in 2009.

•	Stock Options. In June 2009, Mr. Targoff was awarded an option to purchase 125,000 shares of Loral common stock, with an exercise price of $35 per share. The option is vested with respect to 25% of the underlying shares upon grant, with the remainder of the option subject to vesting as to 25% of the underlying shares on each of the first three anniversaries of the grant date. The option expires on June 30, 2014. Vesting is subject to full or partial acceleration upon Mr. Targoff’s death, disability, termination of employment without cause or resignation for good reason, and upon a change of control of Loral. The Committee set the exercise price of these options at a price well above the $25.13 closing price of Loral stock on the grant date in order to align Mr. Targoff’s interest with that of the stockholders such that Mr. Targoff would realize a benefit from exercise of the options only in the event of a significant increase in stockholder value.

The 2009 option award was granted to Mr. Targoff as part of the Committee’s ongoing equity award program. In determining the size of Mr. Targoff’s 2009 equity awards, the Committee took into account Mr. Targoff’s position as Chief Executive Officer of Loral and his overall responsibilities for and contributions to Loral and all of its subsidiaries, including SS/L and Telesat. In addition, the Committee took into account annual equity awards granted to chief executive officers at the custom peer group of 36 companies (listed in Appendix A-3) that comprised Hewitt’s long-term incentive review and determined to grant him an award with value comparable to the one granted to him with respect to 2008.

•	Restricted Stock Units. In March 2009, the Committee approved grants of restricted stock units for Messrs. Targoff and DeWitt with respect to service in 2008. In June 2009, the Committee approved grants of restricted stock units for Messrs. Rein and Katz. Each restricted stock unit generally provides the recipient with the right to receive one share of Loral common stock or cash equal to one share of such stock, at the option of the Committee, on the settlement date. The Committee elected to make these equity incentive awards in the form of restricted stock units rather than stock options in order to minimize the dilutive effect on Loral stockholders. The following describes the terms, conditions and rationale for the restricted stock units that were granted.
º	Targoff. Mr. Targoff was awarded 85,000 restricted stock units (the “Initial Grant”) on March 5, 2009. In addition, Loral agreed to grant to Mr. Targoff 50,000 restricted stock units on the first anniversary of the grant date and another 40,000 restricted stock units on the second anniversary of the grant date (the “Subsequent Grants”). Vesting of the Initial Grant requires the satisfaction of two conditions: a time-based vesting condition and a stock price vesting condition. No vesting of the Initial Grant will occur unless both vesting conditions are satisfied. Because both the time-based vesting condition and the stock price vesting condition must be satisfied for the Initial Grant to vest, to the extent that one vesting condition is satisfied prior to the satisfaction of the other vesting condition, vesting will be delayed until the date that both vesting conditions are satisfied. Vesting of the Subsequent Grants is subject only to the stock price vesting condition. The time-based vesting condition for the Initial Grant was satisfied upon Mr. Targoff’s continued employment through March 5, 2010, the first anniversary of the grant date. The stock price vesting condition, which applies to both the Initial Grant and the Subsequent Grants, is satisfied only when the average closing price of Loral stock over a period of 20 consecutive trading days is at or above $25 during the period commencing on the grant date and ending on March 31, 2013. This stock price vesting condition was satisfied during 2009. Loral’s obligation to make the Subsequent Grants is subject to full or partial acceleration upon Mr. Targoff’s death, disability, termination of employment without cause or resignation for good reason, or upon a change of control of Loral. Vested restricted stock units, if any, will be settled, and cash or stock will be distributed to Mr. Targoff or his beneficiary, on the earliest to occur of (w) March 31, 2013; (x) Mr. Targoff’s death or disability; (y) Mr. Targoff’s separation from service; and (z) a change of control of Loral. The Committee believed that imposing the stock price vesting condition at a price well above the $12.09 closing price of Loral stock on the grant date would align Mr. Targoff’s interest with that of Loral stockholders such that Mr. Targoff would realize benefit from the restricted stock units only in the event of a significant increase in stockholder value.

The Committee granted the 2009 restricted stock unit award to Mr. Targoff in connection with the terms of his employment agreement, which provided for an equity award to be granted to him in 2008 having a comparable economic value of 50% of the value of the stock options granted to him in 2006. The terms of the employment agreement provided that the grant would be contingent upon Mr. Targoff performing at the “target level” of financial performance as annually approved by the Loral board in 2006 and 2007 and as a result earning his target bonus for the 2006 and 2007 fiscal years. For 2006 and 2007, Mr. Targoff earned 130% and 96.2% of his target bonus, respectively, thereby earning an average of 113.1% of his target bonus for those two years. In light of these achievements, the Committee granted Mr. Targoff the restricted stock unit award in 2009 with respect to his service in 2008 as contemplated by his employment agreement.

º	DeWitt. Mr. DeWitt was awarded 25,000 restricted stock units on March 5, 2009 with the following vesting schedule: 66.67% of Mr. DeWitt’s restricted stock units vest on March 5, 2010, and 4.16% of his restricted stock units vest over each of the next eight quarters on the second Monday of each June, September, December and March, through March 12, 2012, provided Mr. DeWitt remains employed or is serving on the board of SS/L on each vesting date. Vesting is subject to full or partial acceleration upon Mr. DeWitt’s death, disability or termination of employment without cause, or upon a change of control of Loral or SS/L. Vested restricted stock units will be settled, and cash or stock will be distributed to Mr. DeWitt, on the earliest to occur of (w) March 12, 2012; (x) Mr. DeWitt’s death or disability; (y) Mr. DeWitt’s separation from service; and (z) a change of control of Loral or SS/L.

The 2009 restricted stock unit award to Mr. DeWitt was granted in recognition of the fact that Mr. DeWitt did not receive any equity awards in 2008. In determining the size of Mr. DeWitt’s 2009 restricted stock unit award, the Committee considered Mr. DeWitt’s position and responsibilities as Senior Vice President of Loral and Chief Executive Officer of SS/L, his contributions to SS/L and Loral and the annual equity awards granted to executive officers with similar responsibilities at the custom peer group of 36 companies that comprised Hewitt’s long-term incentive review. Based on these factors, and taking into consideration the value of the total package of equity grants being awarded and the value of the awards the Committee believed was necessary for retention purposes, the Committee made a subjective determination to grant 25,000 Loral restricted stock units to Mr. DeWitt.

º	Rein and Katz. Messrs. Rein and Katz were each awarded 1,500 Loral restricted stock units on June 16, 2009. Vesting of the restricted stock units requires the satisfaction of two conditions: a time-based vesting condition and a stock price vesting condition. No vesting will occur unless both vesting conditions are satisfied. Because both the time-based vesting condition and the stock price vesting condition must be satisfied for the restricted stock units to vest, to the extent that one vesting condition is satisfied prior to the satisfaction of the other vesting condition, vesting will be delayed until the date that both vesting conditions are satisfied. The time-based vesting condition has the following vesting schedule: 25% vest immediately upon grant and 6¼% vest over each of the next 12 quarters on the second Monday of each September, December, March and June, through June 11, 2012, provided the named executive officer remains employed on each vesting date. The stock price vesting condition will be satisfied only when the average closing price of the Loral common stock over a period of 20 consecutive trading days is at or above $45 during the period commencing on the grant date and ending on June 30, 2016. The time-based vesting condition is subject to full or partial acceleration upon death, disability or termination of employment without cause, and upon a change of control of Loral. Vested restricted stock units will be settled, and cash or stock will be distributed to the named executive officer upon vesting. The restricted stock units expire on June 30, 2016. The Committee believed that imposing the stock price vesting condition at a price well above the $25.13 closing price of Loral stock on the grant date would align the interests of Messrs. Rein and Katz with that of Loral stockholders such that they would realize benefit from the restricted stock units only in the event of a significant increase in stockholder value.

In determining the size of the 2009 restricted stock unit awards to Messrs. Rein and Katz, the Committee considered their positions and responsibilities as Senior Vice President and Chief Financial Officer of Loral, and Senior Vice President, General Counsel and Secretary of Loral, respectively, their contributions to SS/L and Loral and the annual equity awards granted to executive officers with similar responsibilities at the custom peer group of 36 companies that comprised Hewitt’s long-term incentive review. Based on these factors, and taking into consideration the value of the total package of equity grants being awarded and the value of the awards the Committee believed was necessary for retention purposes, the Committee made a subjective determination to grant 1,500 Loral restricted stock units to each of Messrs. Rein and Katz.

•	SS/L Phantom SARs. In October 2009, the Committee approved a grant of SS/L Phantom SARs for Mr. DeWitt with respect to service in 2009. In October and June 2009, the Committee approved a grant of SS/L Phantom SARs for Mr. Haley and for Messrs. Rein and Katz with respect to service in 2008 and 2009. As described above, the SS/L Phantom SARs were granted in order to incentivize the recipients to increase the equity value of SS/L in future years above the equity value established for SS/L as of the end of 2008. The following describes the terms, conditions and rationale for the SS/L Phantom SARs that were granted.
º	DeWitt. Mr. DeWitt was awarded 50,000 SS/L Phantom SARs on October 15, 2009. The SS/L Phantom SARs granted to him have the following vesting schedule: 25% vest on March 18, 2010, 2011, 2012 and 2013, respectively. These SS/L Phantom SARs expire on March 18, 2016. The other terms and conditions of his SS/L Phantom SARs are as described above.
º	Haley, Rein and Katz. Mr. Haley and Messrs. Rein and Katz were each awarded 35,000 SS/L Phantom SARs on October 15, 2009 and June 16, 2009, respectively. The SS/L Phantom SARs granted to them have the following vesting schedule: 50% vest on March 18, 2010, 25% vest on March 18 of 2011 and 25% vest on March 18, 2012. These SS/L Phantom SARs expire on March 18, 2016. The other terms and conditions of their SS/L Phantom SARs are as described above.

In determining the size of the 2009 SS/L Phantom SAR awards granted to Messrs. DeWitt, Haley, Rein and Katz, the Committee considered their positions and responsibilities as Senior Vice President of Loral and Chief Executive Officer of SS/L, Chief Financial Officer of SS/L, Senior Vice President and Chief Financial Officer of Loral, and Senior Vice President, General Counsel and Secretary of Loral, respectively, their contributions to SS/L and Loral and the annual equity awards granted to executive officers with similar responsibilities at the custom peer group of 36 companies that comprised Hewitt’s long-term incentive review. Based on these factors, and taking into consideration the value of the total package of equity grants being awarded and the value of the awards the Committee believed was necessary for retention purposes, the Committee made a subjective determination to grant 50,000 SS/L Phantom SARs to Mr. DeWitt, and 35,000 SS/L Phantom SARs to each of Messrs. Haley, Rein and Katz.

•	Loral Stock. In connection with a long-term incentive plan for SS/L employees with respect to 2008, in April 2009, the Committee approved grants of Loral common stock for certain SS/L officers and employees, including Mr. Haley. This plan was designed to reward contribution by SS/L officers and employees to SS/L’s goal of achieving 10% profitability on sales through improvements in productivity, schedule integrity, bid integrity and performance on backlog programs. Based on achievement of specified, pre-determined quantitative and qualitative goals for each officer and employee, each officer and employee participating in the program was eligible to earn a pre-determined number of shares of Loral stock. Mr. Haley was eligible to earn 1,566 shares, and, in April 2009, was awarded 1,096 shares, of Loral stock under this program.

Other Benefits and Perquisites

The named executive officers receive other benefits also available to other salaried employees, including health insurance, life insurance, vacation pay and sick pay. Also, in order to compete effectively in attracting and retaining qualified named executive officers, Loral provides the named executive officers who are officers of Loral, with universal life insurance policies in various amounts beyond that provided for other employees, and with a program to reimburse medical and dental expenses not otherwise covered by Loral’s insurance program, up to a maximum of $4,000 per year. Other than the additional life insurance and executive medical reimbursement, the Committee has determined that there generally should be no perquisites or similar benefits for named executive officers which are not consistent with those available to other salaried employees. Neither Loral nor SS/L provides the named executive officers with automobiles, aircraft for personal use, personal living accommodations, club memberships or reimbursement of “social expenses” except to the extent that they are specifically, directly and exclusively used to conduct Loral or SS/L business.

Nonqualified Deferred Compensation

In December 2005, in connection with Loral’s emergence from bankruptcy, pursuant to Loral’s plan of reorganization, Loral entered into deferred compensation arrangements for certain key employees, including the named executive officers. These deferred compensation awards were calculated by multiplying $9.441 by the number of shares of Loral common stock underlying the stock options granted to these key employees. To the extent the Loral stock price declines below $28.441, the corresponding portion of the deferred compensation accounts also declines accordingly. The value of the vested portion of the deferred compensation account becomes locked (i.e., no longer subject to fluctuation based on Loral’s stock price) upon exercise of the related stock options or, if payout upon termination of employment is delayed in order to comply with Section 409A of the Internal Revenue Code, upon termination of employment. As of December 31, 2009, all named executive officers have vested in their accounts in full. The vested balance as of December 31, 2009 for the named executive officers (except Messrs. DeWitt and Haley) was the full value originally accrued to the accounts. For Messrs. DeWitt and Haley, the vested balance includes $177,019 and $94,410, respectively, of deferred compensation that became locked upon exercise of options in 2007 plus interest earned thereon after such exercise. Deferred amounts, if any, become payable on the earlier of the recipient’s termination of employment, a change in control of Loral or seven years from the date of grant.

Retirement Benefits

Retirement benefits are intended both to recognize long-term service with Loral and SS/L and to keep Loral’s and SS/L’s overall pay packages for the named executive officers and employees comparable to that of their peer group so that they can attract and retain high-quality executive officers and employees and compete effectively with the peer companies. Loral maintains two types of retirement plans covering its executive officers: a defined benefit pension plan and a defined contribution savings plan. Pension and savings benefits are provided through both “qualified” and “non-qualified” plans. The non-qualified plans, also known as Supplemental Executive Retirement Plans (“SERPs”), are designed to “restore” the benefit levels that may be limited by IRS regulations.

Loral’s qualified pension plan covers all named executive officers and other employees hired prior to July 1, 2006 who work 25 hours or more per week. In 2006, Loral changed the qualified pension plan, which for all named executive officers other than Messrs. DeWitt and Haley previously had been administered on a non-contributory basis, to require certain contributions by participants, thereby having the effect of sharing the cost of providing pension benefits with the named executive officers. Employees hired on or after July 1, 2006 are not eligible to participate in the qualified pension plan. All current named executive officers were hired prior to July 1, 2006 and, therefore, participate in the qualified pension plan.

Loral’s qualified savings plan benefits all named executive officers and other employees working at least 25 hours or more per week. Named executive officers and other employees who make contributions to the savings plan receive matching contributions from Loral of up to 6% of a participant’s eligible base salary at a rate of 66 2/3%. For employees not eligible to participate in the qualified pension plan, Loral makes a “retirement contribution” to this plan, regardless of any employee contributions. The matching contributions and the retirement contributions are collectively known as company contributions.

The qualified pension and savings plans are subject to the Internal Revenue Code’s limits on covered compensation and benefits payable. Named executive officers and other employees who earn in excess of applicable IRS limits also participate in either the pension SERP or the savings SERP. Non-qualified excess benefits and supplemental retirement plans under ERISA, provided by these SERPs, restore the benefits that would be payable to participants under the qualified pension and savings plans except for the limitations imposed on qualified plans under the Internal Revenue Code.

Under the pension SERP, each participant will receive the difference, if any, between the full amount of retirement income due under the pension plan formula without application of the IRS limitations and the amount of retirement income payable to the participant under the pension plan formula when applicable Internal Revenue Code limitations are applied. All of the named executive officers are eligible to receive benefits from the pension SERP. The pension SERP was adopted on April 23, 1996.

Under the savings SERP, each participant will receive the difference, if any, between the full amount of company contributions due under the savings plan without application of the IRS limitations and the amount of company contributions payable to the participant under the savings plan when applicable Internal Revenue Code limitations are applied. None of the named executive officers are eligible for the savings SERP. The savings SERP was adopted on July 1, 2006.

Employment Agreements

CEO — Michael B. Targoff

On March 1, 2006, Michael Targoff became Loral’s Chief Executive Officer. On March 28, 2006, Loral entered into an employment agreement with Mr. Targoff, which will expire on December 31, 2010. Prior to becoming Loral’s Chief Executive Officer, Mr. Targoff was Vice Chairman of Loral’s Board. The Committee believed it was important and desirable to enter into an employment agreement with Mr. Targoff, which includes severance arrangements, in order to induce him to assume the position of Chief Executive Officer of Loral and to assure him of a degree of certainty relating to his employment situation and thereby secure his dedication notwithstanding any concern he might have regarding his continued employment prior to or following termination or a change in control.

Mr. Targoff’s employment agreement was amended and restated on December 17, 2008 primarily in order to bring it into documentary compliance with Section 409A of the Internal Revenue Code (“Section 409A”) before December 31, 2008, as required by the IRS.

Under his employment agreement, Mr. Targoff is entitled to receive an annual base salary of $950,000, which is subject to annual review by the Loral Board. The employment agreement also provides that Mr. Targoff will participate in Loral’s Management Incentive Bonus Program, with a target annual bonus of one hundred-twenty-five percent (125%) of his base salary.

Pursuant to his employment agreement, Mr. Targoff was granted in March 2006 five-year options to purchase 825,000 shares of Loral common stock with a per-share exercise price equal to $26.915, the fair market value of one share of Loral common stock on the date of grant. This grant was to serve as Mr. Targoff’s equity awards for 2006 and 2007 and was subject to the approval by Loral stockholders of Loral’s Amended and Restated 2005 Stock Incentive Plan which was obtained on May 22, 2007 at Loral’s 2007 annual meeting of stockholders. As of March 28, 2009, Mr. Targoff was fully vested in these options.

Mr. Targoff is also entitled under his employment agreement to participate in all Loral benefit plans, including Loral’s Stock Incentive Plan, available to Loral’s other executive officers. Mr. Targoff’s participation is on the same basis as other executive officers of Loral.

Upon Mr. Targoff’s termination of employment on account of death or permanent disability during the contract term, or if his employment is terminated by Loral without “cause” or Mr. Targoff resigns for “good reason” (as such terms are defined in his employment agreement), Mr. Targoff will be entitled to a severance payment described below and to accelerated vesting of a portion (in the case of death or disability) or all (in the case of termination by Loral without “cause” or resignation for “good reason”) of his options. These arrangements are described more fully below under “Potential Change in Control and other Post-Employment Payments.”

During the term of Mr. Targoff’s employment with Loral and for a twelve-month period (or twenty-four (24) months in the case of termination following a change in control of Loral) following a termination of employment, Mr. Targoff is restricted from (i) engaging in competitive activities, (ii) directly or indirectly soliciting current and certain former employees of Loral or any of its affiliates and (iii) knowingly soliciting, directly or indirectly, any customers or suppliers within the twelve-month period prior to such termination of employment to terminate or diminish their relationship with Loral or any of its affiliates. In addition, Mr. Targoff may not disclose confidential information of Loral.

Mr. Targoff’s employment agreement also provides that, if any provision of the agreement (or of any award of compensation, including equity compensation or benefits) would cause him to incur any additional tax or interest under Section 409A, Loral will, after consulting with him, reform such provision to comply with Section 409A, but only if, after consultation, such provision can be reformed to so comply, provided that Loral agrees to maintain, to the maximum extent practicable, the original intent and economic benefit to Mr. Targoff of the applicable provision without violating the provisions of Section 409A. In addition, Loral agreed to indemnify Mr. Targoff, on an after-tax basis, for any additional tax (including interest and penalties with respect thereto) that may be imposed on him by Section 409A as a result of the options being granted subject to the approval by Loral stockholders of Loral’s Amended and Restated 2005 Stock Incentive Plan.

Mr. Targoff’s employment agreement also provides for the reimbursement of his attorney’s fees in connection with the negotiation of the employment agreement and a tax gross-up payment to cover his taxes for any such reimbursement.

Loral Holdings Corporation and SS/L guarantee the payment and performance of Loral’s obligations under the employment contract with Mr. Targoff.

Other Named Executive Officers

None of the named executive officers other than Mr. Targoff currently has an employment agreement with either Loral or SS/L. Prior employment agreements with these officers expired on November 21, 2007.

Severance Policy for Named Executive Officers

In June 2006, Loral formally adopted a severance policy for Loral corporate officers, including the named executive officers who were designated by the plan administrator (other than Mr. Targoff, whose severance is governed by his employment agreement as described above and Mr. Haley whose severance is governed by SS/L’s severance policy discussed below). This policy was amended and restated on December 17, 2008 primarily in order to bring it into documentary compliance with Section 409A of the Internal Revenue Code before December 31, 2008 as required by the IRS. The Loral Space & Communications Inc. Severance Policy for Corporate Officers (Amended and Restated as of December 17, 2008) (the “Severance Policy for Corporate Officers”) provides for severance benefits following the termination of an eligible officer’s employment by Loral without cause. Severance benefits will be provided at different levels, depending on the seniority and length of service of the officer when termination occurs. Severance benefits are not provided in the event employment is terminated due to death, disability or retirement.

SS/L’s severance policy, last amended in December 2008, provides for separation pay in the event of involuntary termination of employment. Under this policy, separation pay is provided at different levels depending on the seniority and length of service of the officer when termination occurs. Severance benefits are not provided in the event employment is terminated due to voluntary retirement or involuntarily for poor performance, violation of SS/L policies or for other cause.

Both Loral and SS/L believed it was important and desirable to adopt a severance policy in order to assure Loral’s and SS/L’s officers of a degree of certainty relating to their employment situation and thereby secure their dedication, notwithstanding any concerns they might have regarding their continued employment prior to or following termination or a change in control.

Role of Executive Officers in Pay Decisions

Upon the request of the Committee, certain Loral and SS/L employees compile and organize information, arrange and attend meetings and provide support for the Committee’s work. Mr. Targoff, Loral’s Chief Executive Officer and President, also makes compensation recommendations for the other named executive officers for the Committee to consider. No named executive officer, including Mr. Targoff, however, makes recommendations for Mr. Targoff’s compensation. Ultimately, all compensation changes for the named executive officers must receive Committee approval.

Tax Aspects of Executive Compensation

Section 162(m) of the Internal Revenue Code generally limits the corporate tax deduction for compensation paid to the named executive officers that is not “performance based” to $1 million annually per executive officer. Options granted under the Amended and Restated 2005 Stock Incentive Plan are designed to meet the Section 162(m) requirements for performance-based compensation, and thus these awards are exempt from the $1 million limitation on tax deductions for a named executive officer’s compensation in any fiscal year. Loral’s and SS/L’s MIB programs, however, while performance-based, are not designed to meet the technical Section 162(m) requirements. Accordingly, for 2009, compensation in the amount of $1,525,370 payable to Mr. Targoff will not be deductible by Loral. In addition to the MIB programs, there may be other instances in which the Committee determines that it cannot structure compensation to meet Section 162(m) requirements. In those instances, the Committee may elect to structure elements of compensation (such as certain qualitative factors in annual bonuses) to accomplish business objectives that it believes are in Loral’s and SS/L’s best interests and those of Loral’s and SS/L’s stockholders, even though doing so may reduce the amount of Loral’s or SS/L’s tax deduction for such compensation.

Other provisions of the Internal Revenue Code also may affect the decisions which the Committee makes. Under Section 4999 of the Internal Revenue Code, a 20% excise tax is imposed upon executive officers who receive “excess” payments upon a change in control of a public corporation to the extent the payments received by them exceed an amount approximating three times their average annual compensation. The excise tax applies to all payments over one times annual compensation, determined by a five-year average. Under Section 280G of the Internal Revenue Code, a company also loses its tax deduction for these “excess” payments. The employment agreement with Mr. Targoff provides that all severance benefits under that agreement that result from a change in control will be “grossed up,” if necessary, so that Loral reimburses him for these tax consequences. Although this gross-up provision and loss of deductibility increase the severance expense to Loral, the Committee believed it was important that the effects of this tax code provision not negate the protections which were intended to be provided to Mr. Targoff in the event of a change in control. The Committee also believed it was necessary to provide this benefit to Mr. Targoff in order to encourage him to take the position of Loral CEO in March 2006 when the Committee was negotiating the terms of his employment with Loral.

Compensation Tables

Summary Compensation Table

Name and Principal Position	Year	Salary(3) ($)	Bonus(4) ($)	Stock Awards(5) ($)	Option Awards(6) ($)	Non-Equity Incentive Plan Compensation(7) ($)	Change in Pension Value and Non-Qualified Deferred Compensation Earnings(8) ($)	All Other Compensation(9) ($)	Total(10) ($)
Michael B. Targoff Chief Executive Officer	2009	$953,654		$1,489,513	$1,423,488	$1,543,750	$613,000	$1,076,900	$7,100,305
	2008	$957,308				$1,445,188	$428,000	$(699,573)	$2,130,923
	2007	$953,654			$19,148,250	$1,142,375	$300,000	$586,063	$22,130,342
C. Patrick DeWitt(1) Chairman of the Board and Former Chief Executive Officer	2009	$475,186		$310,250	$436,500	$469,000	$286,000	$544,940	$2,521,876
	2008	$474,686				$338,000	$196,000	$(360,006)	$648,680
	2007	$401,140	$45,000			$192,296	$101,000	$190,578	$930,014
Ronald A. Haley(2) Senior Vice President and Chief Financial Officer	2009	$327,373		$26,315	$305,550	$280,000	$131,000	$293,030	$1,363,268
Harvey B. Rein Senior Vice President	2009	$482,801		$27,983	$120,750	$267,864	$225,000	$494,456	$1,618,854
	2008	$478,654				$240,415	$125,000	$(344,956)	$499,113
	2007	$428,875	$150,000			$139,739	$32,000	$258,213	$1,008,827
Avi Katz Senior Vice President and Secretary	2009	$480,862		$27,983	$120,750	$266,789	$105,000	$494,971	$1,496,355
	2008	$476,731				$239,450	$62,000	$(344,441)	$433,740
	2007	$439,733	$125,000			$168,561	$23,000	$258,678	$1,014,972

(1)	Mr. DeWitt retired from his position as Chief Executive Officer of SS/L effective as of December 31, 2009 and currently serves as Chairman of the Board of SS/L.
(2)	Pursuant to the applicable SEC rules, as this document relates to an initial public offering of the Company and Mr. Haley is not an executive officer of Loral, only one year of compensation data is required to be provided for Mr. Haley.
(3)	Mr. DeWitt’s full-time base salary rate increased from $502,020 to $519,590 effective April 2007 and to $550,020 effective April 2008. In 2006, Mr. DeWitt requested, and the Company agreed, that he be granted flexibility to work up to approximately 30% of his time outside the office in consideration for a reduction in compensation commensurate with the reduced amount of time worked in the office. Accordingly, the “Salary” column for Mr. DeWitt reflects the actual base salary earned by him in 2007, 2008 and 2009.
(4)	Special discretionary bonuses were awarded to Messrs. Rein and Katz in 2007 in recognition of their performance in connection with the acquisition in 2007 by Loral of its interest in Telesat and the related transfer of Loral Skynet to Telesat. In addition, Mr. DeWitt was awarded a special discretionary bonus in 2007 in recognition of his efforts to greatly reduce the amount of capital spending necessary in connection with SS/L’s facility expansion and his involvement in certain strategic initiatives, principally related to broadening SS/L’s customer base.
(5)	For Messrs. Targoff, DeWitt, Rein and Katz, amounts shown represent the aggregate grant date fair value of restricted stock units granted to the named executive officers in 2009 ($8.5115 per unit for the grant to Mr. Targoff; $12.41 per unit for the grant to Mr. DeWitt; and $18.655 per unit for the grants to Messrs. Rein and Katz). For Mr. Haley, the amount shown represents the aggregate grant date fair value of Loral common stock granted in 2009 ($24.01 per share).

For Mr. Targoff, in addition to the aggregate grant date fair value of the 85,000 restricted stock units granted on March 5, 2009, the amount shown also includes the aggregate grant date fair value as of March 5, 2009 of the 50,000 and 40,000 restricted stock units that Loral agreed, on that date, to grant to him on March 5, 2010 and March 5, 2011, respectively. See “Executive Compensation — Compensation

Discussion and Analysis — Long-term Incentive Compensation — 2009 Equity Awards to Named Executive Officers — Restricted Stock Units” for a description of the restricted stock units granted to Mr. Targoff.

The value of all amounts listed in this column was calculated in accordance with FASB ASC Topic 718. The assumptions used to determine the valuation of the awards are discussed under the heading “Stock Plans” in note 9 to our consolidated financial statements as of and for the year ended December 31, 2009 and note 10 to the Loral consolidated financial statements in its Form 10-K as of and for the year ended December 31, 2009.

(6)	For 2009, amounts shown represent the aggregate grant date fair value of stock options granted to Mr. Targoff in 2009. For 2007, amounts shown represent the aggregate fair value (as of the stockholder approval date) for stock options granted to Mr. Targoff in 2006, which options were subject to Loral stockholder approval of amendments to Loral’s 2005 Stock Incentive Plan. The aggregate fair value was measured as of the date such stockholder approval was obtained in 2007, which was the date such option grant became effective.

For Messrs. DeWitt, Haley Rein and Katz, amounts shown represent the aggregate grant date fair value of SS/L Phantom SARs granted to them in 2009. All such amounts are based on the expected outcome of the application of the SS/L Phantom SAR formula based on SS/L’s business forecast on the date of grant: $8.73 per SS/L Phantom SAR for the grant to Messrs. DeWitt and Haley and $3.45 per SS/L Phantom SAR for the grants to Messrs. Rein and Katz. See “Executive Compensation — Compensation Discussion and Analysis — Long-term Incentive Compensation — SS/L Phantom SARs” for a description of the SS/L Phantom SARs.

The value of all amounts listed in this column was calculated in accordance with FASB ASC Topic 718. The assumptions used to determine the valuation of the awards are discussed under the heading “Stock Plans” in note 9 to our consolidated financial statements as of and for the year ended December 31, 2009 and note 10 to the Loral consolidated financial statements in its Form 10-K as of and for the year ended December 31, 2009.

(7)	Amounts shown represent the annual incentive bonuses earned under Loral’s and SS/L’s Management Incentive Bonus Plan. See “Executive Compensation — Compensation Discussion and Analysis — Elements of Compensation — Annual Bonus Compensation” for a description of these bonuses.
(8)	For 2009, represents the aggregate increase in the actuarial present value of pension benefits between fiscal year-end 2008 and fiscal year-end 2009. For 2008, represents the aggregate increase in the actuarial present value of pension benefits between fiscal year-end 2007 and fiscal year-end 2008. For 2007, represents the aggregate increase in the actuarial present value of pension benefits between fiscal year-end 2006 and fiscal year-end 2007. See the “Pension Benefits” table below for further discussion regarding our pension plans.

(9)	The following table describes each component of the “All Other Compensation” column in the Summary Compensation Table above.

All Other Compensation

Name	Year	Value of Insurance Premiums Paid	Company Matching 401(k) Contributions	Medical Executive Reimbursement Expense	Deferred Compensation Expense	Other	Total
Michael B. Targoff	2009	$25,105	$9,800	$4,400	$1,009,734	$27,861	$1,076,900
	2008	$25,105	$9,200	$4,932	$(785,656)	$46,846	$(699,573)
	2007	$17,755	$9,000	$4,932	$504,867	$49,509	$586,063
C. Patrick DeWitt	2009	—	$9,484	$4,400	$531,056		$544,940
	2008	—	$8,984	$4,932	$(373,922)		$(360,006)
	2007	—	$8,627	$4,932	$177,019		$190,578
Ronald A. Haley	2009	—	$9,800	—	$283,230		$293,030
Harvey B. Rein	2009	$8,206	$9,800	$4,400	$472,050		$494,456
	2008	$8,206	$9,200	$4,932	$(367,294)		$(344,956)
	2007	$8,206	$9,000	$4,982	$236,025		$258,213
Avi Katz	2009	$8,721	$9,800	$4,400	$472,050		$494,971
	2008	$8,721	$9,200	$4,932	$(367,294)		$(344,441)
	2007	$8,721	$9,000	$4,932	$236,025		$258,678

The table above identifies and quantifies the compensation items set forth in the “All Other Compensation” column. These items include the value of life insurance premiums paid by Loral or SS/L, as the case may be, Loral or SS/L 401(k) matching contributions, as the case may be, the expense incurred by Loral or SS/L, as the case may be, with respect to the participation in a medical executive reimbursement program and the expense recognized by Loral or SS/L, as the case may be, with respect to the deferred compensation accounts. Upon emergence from bankruptcy in 2005, each named executive officer received an award of a deferred compensation account valued at $9.441 per unit. Subject to earlier vesting upon a change in control or certain specified sale events as defined in Loral’s Amended and Restated 2005 Stock Incentive Plan, the deferred compensation units were subject to vesting at the rate of 25% of the units per year on the first, second, third and fourth anniversaries of the effective date of Loral’s plan of reorganization (November 21, 2005). All deferred compensation units were vested as of November 21, 2009. The amounts in this column related to these deferred compensation accounts represent the expense recognized by Loral or SS/L, as the case may be, for each named executive officer in 2009, 2008 and 2007. For 2009, the “Deferred Compensation Expense” column includes the effect of a $9.441 gain attributed to each named executive officer in his deferred compensation account due the increase in the value of Loral stock from below $19 (the threshold above which the deferred compensation accounts have positive value) on January 1, 2009 to the maximum $28.441 level on December 31, 2009. For 2008, the “Deferred Compensation Expense” column includes the effect of the loss sustained by each named executive officer in his deferred compensation account due to the value of Loral stock on December 31, 2008 being below $19 (the threshold above which the deferred compensation accounts have positive value). For 2007, in addition to amounts expensed by Loral or SS/L, as the case may be, relating to ordinary time-based vesting of the deferred compensation accounts, the amounts shown in the “Deferred Compensation Expense” column also reflect amounts expensed by Loral or SS/L, as the case may be, in 2007 due to, in the case of all named executive officers (other than Messrs. DeWitt and Haley), accelerated vesting pursuant to Loral’s Amended and Restated 2005 Stock Incentive Plan of one-third of the then outstanding deferred compensation units held by them upon consummation of the acquisition by Loral of its interest in Telesat and the related transfer of Loral Skynet to Telesat on October 31, 2007 (i.e. 25% of the total number of deferred compensation units granted to such officers).

For Mr. Targoff, the “Other” column in the table above includes (i) $25,000 for director fees received in each of 2009, 2008 and 2007 for his service on the Loral Board of Directors (see “Director

Compensation” above)’ (ii) $2,861 for reimbursement of legal fees ($1,445) and a tax gross-up ($1,416) in 2009 in connection with the amendment of his employment agreement; (iii) $21,846 for reimbursement of legal fees ($12,387) and a tax gross-up ($9,459) in 2008 in connection with the amendment of his employment agreement; and (iv) $24,509 for a tax gross-up in 2007 with respect to the inclusion in his income of the amount of a legal fee reimbursement received in 2006.

For Mr. Rein, the “Medical Executive Reimbursement Expense” column in the table above for 2007 includes a $50 gift certificate awarded in connection with our medical plan.

(10)	The “Total” column for 2008 includes the effect of the loss sustained by each named executive officer in his deferred compensation account due to the value of Loral stock on December 31, 2008 being below $19 (the threshold above which the deferred compensation accounts have positive value). See Note 8 above. Without giving effect to these losses, total compensation for 2008 for Messrs. Targoff, DeWitt, Rein and Katz would have been $2,916,579, $1,022,602, $866,407 and $801,034, respectively.

Grants of Plan-Based Awards in 2009

The following table provides information about plan-based awards granted to the named executive officers in 2009. The column titled “Estimated Possible Payouts Under Non-Equity Incentive Plan Awards” represents the annual incentive opportunity available to each named executive officer under various corporate performance conditions. The actual earned amount for 2009 is set forth in the “Non-Equity Incentive Plan Compensation” column of the Summary Compensation Table. The column titled “Estimated Possible Payouts Under Equity Incentive Plan Awards” represents the amount that each named executive officer may potentially earn from SS/L Phantom SARs granted to such officer. See “Executive Compensation — Compensation Discussion and Analysis — Long-term Incentive Compensation — SS/L Phantom SARs” for a description of the SS/L Phantom SARs.

2009 Grants of Plan-Based Awards

		Estimated Possible Payouts Under Non-Equity Incentive Plan Awards(1)			Estimated Possible Payouts Under Equity Incentive Plan Awards(2)		All Other Stock Awards: Number of Shares of Stock or Units (#)		All Other Option Awards: Number of Securities Underlying Options (#)	Exercise or Base Price of Option Awards ($/sh)	Grant Date Fair Value of Stock and Option Awards ($)

Name	Grant Date	Threshold ($)	Target ($)	Maximum ($)	Number of Phantom SS/L SARs (#)	Target Value ($)
Michael B. Targoff		$831,250	$1,187,500	$1,543,750
	3/5/2009						175,000	(3)			$1,489,513
	6/16/2009								125,000	$35.00	$1,423,488

C. Patrick DeWitt(4)		$199,578	$285,112	$475,186
	3/5/2009						25,000				$310,250
	10/15/2009				50,000	$703,500					$436,500

Ronald A. Haley		$103,035	$147,193	$327,096
	4/6/2009						1,096				$26,315
	10/15/2009				35,000	$492,450					$305,550

Harvey B. Rein		$154,114	$220,163	$286,211
	6/16/2009						1,500				$27,983
	6/16/2009				35,000	$492,450					$120,750

Avi Katz		$153,495	$219,278	$285,062
	6/16/2009						1,500				$27,983
	6/16/2009				35,000	$492,450					$120,750

(1)	Amounts represent the annual incentive opportunity available under Loral’s 2009 Management Incentive Bonus Plan and SS/L’s 2009 Management Incentive Bonus Plan for Messrs. DeWitt and Haley. The annual incentive actually paid to each of the named executive officers is set forth above in the Summary Compensation Table under the “Non-Equity Incentive Plan Compensation” column. Payouts under this program are made annually, dependent upon the achievement of certain pre-defined performance goals. See “Compensation Discussion and Analysis — Elements of Compensation — Annual Bonus Compensation” for further discussion of Loral’s and SS/L’s Management Incentive Bonus Plans.

(2)	Amounts in these columns represent amounts payable with respect to SS/L Phantom SARs granted to certain named executive officers. SS/L Phantom SARs are payable based on a formula that is tied to SS/L’s Adjusted EBITDA. The amount in the “Target Value” column represents the amount payable based on the formula actually used for the year ended December 31, 2009. No “Threshold” value is provided because it is possible that no payments will be made with respect to the SS/L Phantom SARs if SS/L achieves Adjusted EBITDA below a specified level, and no “Maximum” value is provided because there is no cap on the amount that may be paid if SS/L achieves Adjusted EBITDA above the specified level. See “Executive Compensation — Compensation Discussion and Analysis — Long-term Incentive Compensation — SS/L Phantom SARs” for a description of the SS/L Phantom SARs.
(3)	Mr. Targoff was granted 85,000 restricted stock units on March 5, 2009, and Loral agreed to grant him an additional 50,000 and 40,000 restricted stock units on the first and second anniversaries thereof, respectively. Vesting of the initial grant required the satisfaction of two conditions: a time-based vesting condition and a stock price vesting condition. The stock price condition was satisfied in 2009 and the time-based condition was satisfied on the first anniversary of the grant. Vesting of the subsequent grants is subject only to the stock price vesting condition which as noted, was satisfied in 2009.
(4)	The amounts shown for Mr. DeWitt in the “Estimated Possible Payouts Under Non-Equity Incentive Plan Awards” columns represent the threshold, target and maximum annual incentive opportunity based on Mr. DeWitt’s actual cash base salary of $475,186 for reduced in-office work in 2009. See Note 2 to Summary Compensation Table above. Had Mr. DeWitt earned his full salary of $550,020 in 2009, his threshold, target and maximum incentive opportunity would have been $231,008, $330,012 and $550,020, respectively. The maximum bonus that may be earned by any SS/L executive through SS/L’s basic MIB plan and the executive performance plan is limited to 100% of base salary, and, therefore, the maximum amount for Mr. DeWitt is capped at his base salary of $475,186 (or $550,020 had Mr. DeWitt earned his full salary). See “Executive Compensation — Compensation Discussion and Analysis — Annual Bonus ..”

Outstanding Equity Awards at 2009 Fiscal Year-End

The following table provides information on the current holdings of stock options by the named executive officers.

Outstanding Equity Awards at 2009 Fiscal Year-End

	Option Awards							Stock Awards
Name	Number of Securities Underlying Unexercised Options Exercisable (#)	Number of Securities Underlying Unexercised Options Unexercisable (#)	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)		Option Exercise Price ($)		Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)		Market Value of Shares or Units of Stock That Have Not Vested ($)
Michael B. Targoff	106,952	—			$28.441		12/21/2012	175,000	(1)	$5,531,750	(2)
	825,000	—			$26.915		3/28/2011
	31,250	93,750			$35.000		6/30/201
C. Patrick DeWitt	56,250	—			$28.441		12/21/2012	25,000	(5)	$790,250	(2)
			50,000	(3)	$10.00	(4)	3/18/201
Ronald A. Haley	30,000	—			$28.441		12/21/2012
			35,000	(3)	$10.00	(4)	3/18/2016
Harvey B. Rein	50,000	—			$28.441		12/21/2012	1,500	(5)	$47,415	(2)
			35,000	(3)	$10.00	(4)	3/18/201
Avi Katz	50,000	—			$28.441		12/21/2012	1,500	(5)	$47,415	(2)
			35,000	(3)	$10.00	(4)	3/18/2016

(1)	Mr. Targoff was granted 85,000 restricted stock units on March 5, 2009, and Loral agreed, on that date, to grant him an additional 50,000 and 40,000 restricted stock units on the first and second anniversaries of the grant date, respectively. Vesting of the initial grant required the satisfaction of two conditions: a time-based vesting condition and a stock price vesting condition. Vesting of the subsequent grants is subject only to the stock price vesting condition. The stock price condition was satisfied in 2009, but, as of December 31, 2009, the time-based condition for the initial grant had not been satisfied.
(2)	Represents market value of restricted stock units outstanding on December 31, 2009 based on the $31.61 closing price of Loral common stock on that date.
(3)	Represents number of SS/L Phantom SARs as of December 31, 2009. For Mr. DeWitt, the SS/L Phantom SARs have the following vesting schedule: 25% vest on March 18, 2010, 2011, 2012 and 2013, respectively. For Messrs. Haley, Rein and Katz, the SS/L Phantom SARs have the following vesting schedule: 50% vest on March 18, 2010, 25% vest on March 18, 2011 and 25% vest on March 18, 2012. See “Executive Compensation — Compensation Discussion and Analysis — Long-term Incentive Compensation — SS/L Phantom SARs” for a further description of the SS/L Phantom SARs.
(4)	Represents the strike price of the SS/L Phantom SARs based on the synthetically derived equity value for SS/L. See “Executive Compensation — Compensation Discussion and Analysis — Long-term Incentive Compensation — SS/L Phantom SARs” for a further description of the SS/L Phantom SARs.
(5)	Represents number of restricted stock units as of December 31, 2009. For Mr. DeWitt, the restricted stock units have the following vesting schedule: 66.67% of Mr. DeWitt’s restricted stock units vest on March 5, 2010, and 4.16% of his restricted stock units vest over each of the next eight quarters on the second Monday of each June, September, December and March, through March 12, 2012, provided Mr. DeWitt remains employed or is serving on the board of SS/L on each vesting date. For Messrs. Rein and Katz, vesting of the restricted stock units requires the satisfaction of two conditions: a time-based vesting condition and a stock price vesting condition. The time-based vesting condition has the following vesting schedule: 25% vest immediately upon grant and 6¼% vest over each of the next twelve quarters on the second Monday of each September, December, March and June, through June 11, 2012, provided the named executive officer remains employed on each vesting date. The stock price vesting condition will be satisfied only when the average closing price of the Loral common stock over a period of 20 consecutive trading days is at or above $45 during the period commencing on the grant date and ending on June 30, 2016. See “Executive Compensation — Compensation Discussion and Analysis — Long-term Incentive Compensation — 2009 Equity Awards to Named Executive Officers” for a further description of these restricted stock grants.

Option Exercises in Fiscal Year 2009

None of the named executive officers exercised any options in 2009.

Pension Benefits in Fiscal Year 2009

The table below sets forth information on the pension benefits for the named executive officers under each of the following pension plans:

•	Pension Plan. Loral’s and SS/L’s pension plan is a funded and tax-qualified retirement plan that, as of December 31, 2009, covered 1,561 eligible employees, including the named executive officers. The plan provides benefits based primarily on a formula that takes into account the executive’s earnings for each year of service. Annual benefits under the current contributory formula (meaning a required 1% post-tax contribution by the named executive officers) are accrued year-to-year during the years of credited service until retirement. At retirement, under the plan’s normal form of retirement benefit (life annuity), the aggregate of all annual benefit accruals becomes the annual retirement benefit payable on a monthly basis for life with a guaranteed minimum equal to the executive’s contributions. The current contributory formula for named executive officers and other eligible employees calculated each year provides a benefit of 1.2% of eligible compensation up to the Social Security Wage Base (SSWB) and 1.45% of eligible compensation of amounts over the SSWB for those with less than 15 years of service, or 1.5% of the eligible compensation up to the SSWB and 1.75% of eligible compensation of amounts over the SSWB to the IRS-prescribed limit for those with 15 or more years of service. Eligible compensation for named executive officers includes base salary and management incentive bonuses paid in that year. For 2009, the SSWB was $106,800 and the IRS-prescribed compensation limit was $245,000. For example, if an individual accrued $1,000 per year for 15 years and then retired, his annual retirement benefit for life would be

$15,000. In 2009, each named executive officer contributed $2,450. Prior to July 1, 2006, with the exception of Messrs. DeWitt and Haley, there was no contribution requirement for the named executive officers to receive this formula.

The normal retirement age as defined in the pension plan is 65. Eligible employees who have achieved ten years of service by the time they reach age 55 are eligible for an early retirement benefit at 50% (age 55) of the benefit they would receive at age 65. Currently, Messrs. Targoff, DeWitt and Rein are eligible for either regular or early retirement. In addition to a life annuity, the plan offers other forms of benefit, including spousal survivor annuity options and beneficiary period-certain options.

•	Supplemental Executive Retirement Plan. Loral and SS/L provide the Supplemental Executive Retirement Plan, or SERP, to participants who earn in excess of the IRS-prescribed compensation limit in any given year to provide for full retirement benefits above amounts available under the pension plan because of IRS limits. The SERP is unfunded and is not qualified for tax purposes. For 2009, an employee’s annual SERP benefit was accrued under the same formulas used in the pension plan with respect to amounts earned above the $245,000 maximum noted above. Benefits under the SERP in the past have generally been payable at the same time and in the same manner as benefits are payable under the pension plan. The timing and manner of benefit payments under the SERP after 2008, however, will be in compliance with Section 409A. For example, payments will begin on a mandatory basis at the later of age 55 or six months after termination and a participant will be entitled to elect one of two actuarially equivalent forms of annuity benefits — either a single life annuity or a 50% joint and survivor annuity.

The table below indicates the named executive officers’ years of credited service under the pension plans and the present value of their accumulated benefits, in each case as of December 31, 2009. During 2009, no payments were made to any of the named executive officers.

2009 Pension Benefits

Name	Plan Name	Number of Years of Credited Service(1) (#)	Present Value of Accumulated Benefit(2) ($)	Payments During Last Fiscal Year ($)
Michael B. Targoff	Pension Plan	21	$300,000	—
	SERP	21	$2,007,000	—
C. Patrick DeWitt	Pension Plan	36	$752,000	—
	SERP	36	$1,098,000	—
Ronald A. Haley	Pension Plan	33	$480,000	—
	SERP	33	$178,000	—
Harvey B. Rein	Pension Plan	30	$463,000	—
	SERP	30	$738,000	—
Avi Katz	Pension Plan	13	$151,000	—
	SERP	13	$285,000	—

(1)	The number of years of credited service is rounded to the nearest whole number as of December 31, 2009.
(2)	The accumulated benefit for all named executive officers is based on service and earnings (base salary and bonus, as described above) considered by the plans for the period through December 31, 2009. The accumulated benefit includes the value of contributions made by the named executive officers throughout their careers. The present value has been calculated for all named executive officers assuming that each named executive officer retires and starts receiving benefits at age 65, the age at which retirement may occur without any reduction in benefits. The present value calculation also assumes that the benefit is payable under the available forms of annuity and is consistent with the assumptions as described in Note

10 to our consolidated financial statements as of and for the year ended December 31, 2009. As described in such note, the interest rate assumption is 6.0%.

Nonqualified Deferred Compensation in Fiscal 2009

On December 21, 2005, Loral established a deferred compensation bookkeeping account for certain employees, including the named executive officers, and credited that account with a dollar amount equal to $9.441 for each deferred compensation unit. To the extent the Loral stock price declines below $28.441, the corresponding portion of the deferred compensation accounts also declines accordingly.

As of December 31, 2009, all of the named executive officers have vested in their accounts in full. The value of the vested portion of the deferred compensation account becomes locked (i.e., no longer subject to fluctuation based on Loral’s stock price) upon exercise of the related stock options or, if payout upon termination of employment is delayed in order to comply with Section 409A of the Internal Revenue Code, upon termination of employment. The vested portion, however, will be distributed to the account holder only upon the earliest of: (a) termination of service; (b) a change of control; or (c) December 21, 2012.

The value of the deferred compensation account is not initially credited with interest or subject to any rate of return, other than the potential decrease in value upon a corresponding decrease in Loral’s stock price below $28.441 and any recovery in value to the extent that Loral’s stock price returns to $28.441. The deferred compensation accounts will be converted into interest-bearing accounts upon exercise of the related stock options or, if payout upon termination of employment is delayed in order to comply with Section 409A of the Internal Revenue Code, upon termination of employment.

The table below identifies the aggregate earnings during 2009 and the aggregate balance of the vested amount as of the end of 2009.

2009 Nonqualified Deferred Compensation

Name	Aggregate Earnings in Last FY(1) ($)		Aggregate Balance at Last FYE(2) ($)
Michael B. Targoff	$1,009,734		$1,009,734
C. Patrick DeWitt	$532,049	(3)	$723,201
Ronald A. Haley	$283,759	(3)	$385,735
Harvey B. Rein	$472,050		$472,050
Avi Katz	$472,050		$472,050

(1)	At December 31, 2008, the average of the high and low prices of Loral’s common stock was $15.005. Because this price was below the $19 minimum threshold at which the deferred compensation accounts have positive value, at December 31, 2008, there was no value in the deferred compensation accounts of the named executive officers, except for Mr. DeWitt’s account, which had a value of $177,019 plus interest as a result of the exercise of 18,750 options in 2007 and Mr. Haley’s account, which had a value of $94,410 plus interest as a result of the exercise of 10,000 options in 2007. At December 31, 2009, the average of the high and low prices of Loral’s common stock was $32.075. Because this price was above the $28.441 maximum limit, the deferred compensation accounts regained their original value in full. The value of this recovery is listed in the “Aggregate Earnings in Last FY” column. As noted above, the deferred compensation accounts cannot increase in value above the $9.441 per unit value originally accrued to the accounts, regardless of how much the Loral stock price increases over the $28.441 limit, unless and until the accounts are converted into interest-bearing accounts.
(2)	The deferred compensation accounts of the named executive officers were fully vested as of December 31, 2009. The vested balance as of December 31, 2009 for the named executive officers (except Messrs. DeWitt and Haley) was the full value originally accrued to the accounts. For Mr. DeWitt, the vested balance includes $177,019 of deferred compensation that became locked upon exercise of 18,750 options in 2007 plus $15,126 in interest earned thereon after such exercise. For Mr. Haley, the vested balance includes $94,410 of deferred compensation that became locked upon exercise of 10,000 options in 2007 plus $8,095 in interest earned thereon after such exercise. During 2009, Loral recognized compensation expense with respect to the deferred compensation accounts for each named executive officer in the following amounts: (i) Mr. Targoff, $1,009,734; (ii) Mr. DeWitt, $531,056; (iii) Mr. Haley, $283,230; (iv) Mr. Rein, $472,050; and (v) Mr. Katz, $472,050. The amounts Loral recognized as compensation expense for 2009 are disclosed in the “All Other Compensation” column of the Summary Compensation Table for 2009.
(3)	For Mr. DeWitt, includes earnings of $531,056 on the vested but unfixed portion, and $993 of interest earned on the fixed balance, of Mr. DeWitt’s deferred compensation account during 2009. For Mr. Haley, includes earnings of $283,230 on the vested but unfixed portion, and $529 of interest earned on the fixed balance, of Mr. Haley’s deferred compensation account during 2009.

Potential Change in Control and other Post-Employment Payments

As discussed above in “Compensation Discussion and Analysis,” as of December 31, 2009, Mr. Targoff is the only named executive officer who has an employment agreement with Loral that provides for potential post-termination payments. Post-termination payments for the other named executive officers are governed by the severance policies of Loral and SS/L, as the case may be. In this section, we provide details of these arrangements.

CEO

Upon Mr. Targoff’s death or disability during the term of his employment agreement, Mr. Targoff will be entitled to, among other payments, his accrued and unpaid bonus for the preceding year, a pro-rated annual bonus for the year in which such death or permanent disability occurs, acceleration of vesting of a prorated portion of the next vesting tranche of stock options and deferred compensation units, and, in the case of his death, salary through the end of the month in which he dies. In addition, in the event of his death, his dependents will be entitled to continued medical, prescription drug and dental insurance coverage through the end of the current term of his employment agreement.

In the event that Mr. Targoff’s employment is terminated by Loral without “cause” or Mr. Targoff resigns for “good reason” (as such terms are defined in his employment agreement), Mr. Targoff will be entitled to a severance payment, in a lump sum, equal to two times the sum of his base salary and annual bonus (for the preceding year). In addition, Mr. Targoff will be entitled to any accrued and unpaid annual bonus for the preceding year and a prorated annual bonus for the year in which any such termination of employment occurs. Mr. Targoff and his dependents will also be entitled to coverage under Loral’s medical, dental and life insurance in effect immediately prior to such termination for 18 months following such termination, or until he commences new employment and becomes eligible for comparable benefits. In addition, all of Mr. Targoff’s stock options, deferred compensation account and any other equity awards then held by Mr. Targoff will become fully vested. Mr. Targoff’s severance payments and benefits are contingent upon his execution of a release of claims in Loral’s favor. In the event of a willful material breach by Mr. Targoff after his termination of any of the restrictions with which he is obligated to comply (see “Compensation Discussion and Analysis — Employment Agreements- — CEO-Michael B. Targoff” above), Loral will be relieved of its obligations to provide continuing benefits and Mr. Targoff will be obligated, during the first year after termination, to repay to Loral a portion of the severance payments received. Mr. Targoff’s employment agreement also provides for a tax gross-up payment to Mr. Targoff in the event that he becomes subject to any parachute payment excise taxes under Section 4999 of the Internal Revenue Code. A termination as of December 31, 2009 would not have resulted in excise taxes to Mr. Targoff and, therefore, would not have necessitated a gross-up. No other executive officer is entitled to such a gross-up payment at Loral.

Other Named Executive Officers

Messrs. DeWitt, Rein and Katz.  As noted above in “Compensation Discussion and Analysis,” Loral maintains the Severance Policy for Corporate Officers, which provides for potential severance benefits for the named executive officers who are officers of Loral. Pursuant to the Severance Policy for Corporate Officers, an eligible officer with the title of Chief Operating Officer, Chief Financial Officer or Executive Vice President will be entitled to cash severance payments aggregating to the sum of (x) 12 months’ pay (defined as base salary plus average annual incentive bonus compensation paid over the last two years of employment) and (y) 12 months’ base salary. The officer will receive an initial lump sum payment within 20 days of termination, not subject to mitigation, equal to the greater of (A) six months’ pay and (B) the sum of three months’ pay plus two weeks’ base salary for every year of service with Loral plus one-twelfth of two weeks’

base salary for every month of service with Loral in excess of the officer’s full years of service with Loral. If the officer is unemployed after six months (or if the officer is employed at a rate of pay that is less than his rate of pay immediately prior to termination), the remainder of his cash severance (the “Remainder”) will be paid in biweekly installments over 18 months beginning on the six-month anniversary of termination, the first 13 payments, if any, aggregating to the lesser of six months’ pay and such Remainder, and the next 26 payments, if any, aggregating to the lesser of one year’s base salary and the excess of the Remainder over six months’ pay. In all events, the Remainder is subject to reduction by any amount of compensation then being received by the officer from other employment (including self-employment).

An eligible officer with the title of Vice President will be entitled to cash severance payments aggregating to the sum of six months’ pay plus two weeks’ base salary for every year of service with Loral plus one-twelfth of two weeks’ base salary for every month of service with Loral in excess of the officer’s full years of service with Loral. The officer will receive an initial lump sum payment within 20 days of termination, not subject to mitigation, equal to the sum of three months’ pay plus two weeks’ base salary for every year of service with Loral plus one twelfth of two weeks’ base salary for every month of service with Loral in excess of the officer’s full years of service with Loral. If the officer is unemployed after three months (or if the officer is employed at a rate of pay that is less than his rate of pay immediately prior to termination), the Remainder will be paid in biweekly installments over 12 weeks beginning on the three-month anniversary of the termination, subject to reduction by any amount of compensation then being received by the officer from other employment (including self-employment).

If a terminated officer has outstanding unvested stock options or other equity or incentive compensation awards that provide for less than 100% vesting upon such a termination, such officer will vest (x) with respect to time-vested awards, in the next full tranche that would have vested on the next vesting date for such awards, and (y) with respect to performance-vested awards, in that portion of such awards that would have vested during the 12 months following such termination based on the actual achievement of the applicable performance thresholds. If such termination occurs within six months following a major corporate transaction, acquisition or divestiture, however, the terminated officer will be entitled to full vesting of his unvested awards, unless the plan administrator determines that such termination is not the result of such corporate transaction, acquisition or divestiture.

A terminated officer will also be entitled to continued participation in Loral’s medical, prescription, dental and vision insurance coverage. The officer may, if eligible, elect to participate in Loral’s Retiree Medical Plan by electing to receive benefits from the Retirement Plan of Space Systems/Loral, Inc. Alternatively, the officer may elect COBRA continuation coverage, and, during the “severance period,” the officer will be obligated to contribute to the premium at the same rate as other corporate employees, and Loral’s subsidy shall continue until the officer becomes eligible for coverage under another plan. The term “severance period” for purposes of insurance continuation means, for the Chief Operating Officer, Chief Financial Officer or Executive Vice President, 24 months, and for a Vice President, three calendar months plus the number of full calendar months of pay and/or base salary, and one additional calendar month for any partial calendar month of base salary, constituting such Vice President’s Remainder, as described above. During the “severance period,” the officer will also be entitled to continued company-provided executive life insurance benefits, to the extent the officer was receiving such benefits prior to his termination.

Mr. Haley.  As noted above in “Compensation Discussion and Analysis,” SS/L maintains SS/L’s severance policy for the named executive officers who are officers of SS/L. Since Mr. DeWitt was also an officer of Loral in 2009, his severance benefits are governed by Loral’s severance policy discussed above. Under SS/L’s policy, separation pay is provided at different levels depending on the seniority and length of service of the officer when termination occurs. Career band employees, of which Mr. Haley is one, may be eligible to receive between 10.8 weeks of pay (for service of one year) and 52 weeks of pay (for service of 20 years or more). Severance benefits are not provided in the event employment is terminated due to voluntary retirement or involuntarily for poor performance, violation of SS/L policies or for other cause.

The table below identifies the potential severance payments to which each named executive officer would be entitled if termination of his employment without cause had occurred on December 31, 2009.

Potential Severance Payments Upon Termination
(As of December 31, 2009)

Name	Severance for Termination Without Cause(1) ($)	Estimated Tax Gross-Up ($)
Michael B. Targoff	$4,790,376	—
C. Patrick DeWitt	$1,022,163	—
Ronald A. Haley	$327,096	—
Harvey B. Rein	$1,243,577	—
Avi Katz	$629,909	—

(1)	Severance amounts do not include the value of continued medical and life insurance coverage post-termination. The value of such coverage is $71,124 for Mr. Targoff, $25,080 for Mr. DeWitt, $14,052 for Mr. Haley, $47,882 for Mr. Rein, and $47,189 for Mr. Katz. Severance amounts for Messrs. DeWitt, Haley, Rein and Katz assume full payment of the portion subject to mitigation under Loral’s and SS/L’s severance policies.

The table below identifies the value attributable to unvested stock options, restricted stock units and SS/L Phantom SARs held by each named executive officer that would have been accelerated if termination of employment without cause, death and disability and a change of control had occurred on December 31, 2009.

Acceleration of Vesting of Stock Options,
Restricted Stock Units and
SS/L Phantom SARs
Upon Termination, Death and Disability
and Change in Control
(As of December 31, 2009)

Name	Upon Termination Without Cause ($)	Upon Death and Disability ($)	Upon Change in Control ($)
Michael B. Targoff	—	$3,519,102	$5,531,750
C. Patrick DeWitt	$175,875	$522,377	$1,493,750
Ronald A. Haley	$246,225	$123,113	$492,450
Harvey B. Rein	$246,225	$177,282	$525,756
Avi Katz	$246,225	$177,282	$525,756

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Policies and Procedures Regarding Transactions with Related Persons

Upon consummation of this offering, our Board of Directors will have adopted written policies and procedures for transactions with related persons. As a general matter, the policy will require the audit committee to review and approve or disapprove the entry by us into certain transactions with related persons. The policy will contain transactions which are pre-approved transactions. The policy will only apply to transactions, arrangements and relationships where the aggregate amount involved could reasonably be expected to exceed $120,000 in any calendar year and in which a related person has a direct or indirect interest. A related person is: (i) any director, nominee for director or executive officer of our company; (ii) any immediate family member of a director, nominee for director or executive officer; and (iii) any person, and his or her immediate family members, or entity, including affiliates, that was a beneficial owner of 5% or more of any of our outstanding equity securities at the time the transaction occurred or existed.

The policy will provide that if advance approval of a transaction subject to the policy is not obtained, it must be promptly submitted to the committee for possible ratification, approval, amendment, termination or rescission. In reviewing any transaction, the committee will take into account, among other factors the committee deems appropriate, recommendations from senior management, whether the transaction is on terms no less favorable than terms generally available to a third party in similar circumstances and the extent of the related person’s interest in the transaction. Any related person transaction must be conducted at arm’s length. Any member of the audit committee who is a related person with respect to a transaction under review may not participate in the deliberations or vote on the approval or ratification of the transaction. However, such a director may be counted in determining the presence of a quorum at a meeting of the audit committee that considers the transaction.

Transactions with Loral

Prior to this offering we were a wholly-owned subsidiary of Loral. Upon completion of this offering, Loral will continue to own approximately   % of our outstanding common stock. As long as Loral continues to own more than 50% of our common stock, Loral will continue to have the power, acting alone, to approve any action requiring a vote of the majority of our voting shares and to elect all of our directors. These actions could include amendments to our organizational documents, or the approval of any proxy contest, mergers, tender offers, sales of assets or other major corporate transactions.

General

We have been a wholly-owned subsidiary of Loral since 1997. Loral charges us for expenses it incurs for our benefit or on our behalf. These expenses are included in selling, general and administrative expenses in our statements of operations and primarily include directors and officers insurance, benefits administrative services, tax administration services, audit fees, internal audit services and treasury services in 2007, directors and officers insurance, benefits administrative services and audit fees in 2008, and directors and officers insurance and audit fees in 2009 and 2010. These costs charged to us amounted to $6.9 million, $4.8 million and $3.6 million for the years ended December 31, 2007, 2008 and 2009, respectively, and $1.1 million and $0.8 million for the three months ended March 31, 2009 and 2010, respectively.

Loral allocates corporate management expenses to us, net of management fee income, except for expenses considered to provide no benefit to us. Through October 31, 2007, allocated expenses were computed using a fixed formula based on three factors: employee payroll, revenues and properties. Allocated amounts are included in selling, general and administrative expenses in our statements of operations and were $22.4 million, $9.3 million and $15.4 million for the years ended December 31, 2007, 2008 and 2009, respectively, and $3.7 million and $3.5 million for the three months ended March 31, 2009 and 2010, respectively. Cash of $15 million was paid during 2009 by SS/L to Loral for allocated corporate management expenses. No cash payments for allocated corporate management expenses were made during 2007 and 2008. Cash paid was $0.0 and $4.0 million for the three months ended March 31, 2009 and 2010, respectively. In addition, Loral charges us a fee for management services it provides. The fee charged to and paid by us amounted to $1.5 million for each of the years ended December 31, 2007, 2008 and 2009, and was $0.4 million for each of the three month periods ended March 31, 2009 and 2010.

Sales to related parties including our affiliates (Loral, Loral Skynet and Telesat) and ViaSat, Inc. were $74.5 million, $164.2 million and $194.0 million for the years ended December 31, 2007, 2008 and 2009, respectively, and $50.6 million and $35.1 million for the three months ended March 31, 2009 and 2010, respectively.

Management Services Agreement

In connection with this offering, we will amend and restate the terms of our existing Management Agreement and Shared Services Agreement with Loral into a new Management Services Agreement. Pursuant to the terms of the Management Services Agreement, Loral will pay for certain of our expenses and will provide us with specified accounting, budget, compliance, contract and bid review, finance, insurance, legal, public relations, regulatory and tax services. In exchange for such services, we will pay Loral an annual fee of $1.5 million, and reimburse Loral for actual expenses incurred on our behalf but paid for by Loral, SS/L’s allocated share of combined expenses including our allocated share of directors and officers insurance and audit fees, and 80% of Loral’s net general corporate management expenses after reduction for management fees received from entities other than us. In addition, the Management Agreement contains exculpation and indemnification of Loral by us typical for agreements of this type. The Management Services Agreement will become effective upon closing of this offering and will expire on December 31, 2015, and thereafter will continue on a year-to-year basis unless terminated by either party at least 60 days prior to the expiration of the then effective term. We will have the right to terminate the Agreement within 30 days of a person, other than Loral and its controlling stockholders, acquiring beneficial ownership of a majority of our common stock.

Satellite Performance Guarantees

Loral, in the past, has guaranteed our performance to certain of our customers under certain of our satellite construction contracts. In connection with this offering, we will enter into a Guaranty and Reimbursement Agreement, pursuant to which we will agree to pay Loral 1% of all future revenue under the underlying satellite construction contracts for which Loral is providing a performance guaranty, and we have agreed to reimburse Loral for any payments it is required to make pursuant to the existing performance guarantees.

Loral is not obligated to extend any future performance guarantees of our satellite construction contracts, and if it does extend such guarantees, those guarantees may be on terms and conditions different from those issued in the past and those contained in the Guaranty and Reimbursement Agreement.

Telesat Restriction Agreement

Pursuant to that certain Shareholders Agreement between Public Sector Pension Investment Board, Red Isle Private Investments Inc., Loral Space & Communications Holdings Corporation, Loral Skynet Corporation, John P. Cashman, Colin D. Watson, Telesat Holdings Inc., Telesat Interco Inc., Telesat Canada and MHR Fund Management LLC, dated as of October 31, 2007, or the Shareholders Agreement, Loral is subject to certain restrictive covenants binding on itself and its subsidiaries, including relating to the ownership of in excess of 2% of a Satellite Communications Business (as defined in the Shareholders Agreement), subject to certain exceptions. Such exceptions include our owning interests in Satellite Communication Businesses, or acquiring rights to satellite transponders, in connection with or related to awards of satellite construction contracts from our customers. We are not a party to that Shareholders Agreement.

In connection with this offering, we will enter into a Telesat Restriction Agreement, pursuant to which we will agree with Loral to abide by the restrictive covenants in the Telesat Shareholders Agreement for so long as we are a subsidiary of Loral.

ViaSat Matters and Vendor Financing of Loral

In connection with an agreement we entered into with ViaSat, Inc., or ViaSat, for our construction of a high capacity broadband satellite called ViaSat 1, or the ViaSat-1 Satellite, on January 11, 2008, Loral entered into certain agreements, pursuant to which Loral is investing in the Canadian coverage portion of the ViaSat-1 Satellite and granted to Telesat an option to acquire Loral’s rights to the Canadian payload. The option expired without having been exercised in October 2009. Michael B. Targoff, Loral’s Vice Chairman, Chief Executive Officer and President, and another Loral director serve as members of the ViaSat Board of Directors.

A Beam Sharing Agreement between Loral and ViaSat provides for, among other things, (i) the purchase by Loral of a portion of the ViaSat-1 Satellite payload providing coverage into Canada, or the Loral Payload, and (ii) payment by Loral of 15% of the actual costs of launch and associated services, launch insurance and telemetry, tracking and control services for the ViaSat-1 Satellite. The aggregate cost to Loral for the foregoing is estimated to be approximately $60 million.

We commenced construction of the ViaSat-1 Satellite in January 2008 and recorded sales to ViaSat under this contract of $68.3 million and $86.6 million for the years ended December 31, 2008 and 2009, respectively, and $11.0 million and $22.4 million for the three months ended March 31, 2009 and 2010, respectively. Loral’s share of cumulative costs for the ViaSat-1 Satellite was $27.4 million and $29.3 million as of December 31, 2009 and March 31, 2010, respectively. We are providing vendor financing to Loral related to Loral’s portion of the ViaSat-1 Satellite construction. Our financing commitment to Loral before interest is approximately $9.8 million, which could grow to a maximum of $13 million. The vendor financing bears interest at 8.0%, compounded quarterly. Principal amounts will be repaid quarterly commencing on the last day of the first calendar quarter after the due date of the final milestone payment. Interest is payable quarterly beginning on the second principal payment date. If the loan has not previously been paid back in full, the maturity date is December 31, 2012. As of December 31, 2009, our consolidated balance sheet included a $3.4 million receivable from Loral related to this contract, of which $2.7 million was vendor financing. As of March 31, 2010, our condensed consolidated balance sheet included a $5.5 million receivable from Loral related to this contract, of which $4.8 million was vendor financing. In connection with this offering, we will enter into an amendment of the applicable loan agreement waiving the requirement that Loral repay the loan in connection with any transaction in which we ceased being a wholly-owned subsidiary of Loral.

Tax Sharing Agreement

We are included as a member of the Loral consolidated federal income tax return and as a member of certain Loral consolidated, combined and unitary state and local income tax returns. In connection with this offering, we will enter into a tax sharing agreement with Loral, or the Tax Sharing Agreement.

Pursuant to the Tax Sharing Agreement, we will be obligated to pay to Loral the amount of taxes (including estimated taxes) that would be due as if we had filed our own separate income tax return in each of the consolidated, combined and unitary jurisdictions. To the extent that we generate a tax loss or credit which could, under applicable law, be carried back to prior periods based on our separate income tax return calculation, Loral will agree to reimburse us for the benefit we would have been entitled to receive from the relevant governmental authorities as a result of such carryback. In the event that we are unable to fully utilize our tax losses or credits on a carryback basis, we will be allowed to use these benefits to reduce our future tax liability to Loral under the Tax Sharing Agreement to the extent permitted by applicable law. We will be responsible for any taxes with respect to our separate company tax returns.

The Tax Sharing Agreement will provide that Loral will prepare and file all Loral consolidated, combined and unitary tax returns, and will have sole responsibility for, and control over, all audits of such returns. We will be responsible for the preparation and filing of all SS/L separate company tax returns, and will have sole responsibility for, and control over, all audits of such returns.

We will be included as a member of the Loral consolidated federal income tax return for all taxable periods during which Loral beneficially owns at least 80% of the total voting power and value of our outstanding common stock. Each member of a consolidated group for U.S. federal income tax purposes is jointly and severally liable for the U.S. federal income tax liability of each other member of the consolidated group. In the event that the IRS asserts any liability against us in an amount exceeding our liability under the Tax Sharing Agreement, Loral will agree to indemnify us and hold us harmless against any such liability. Regardless, during the period in which we are included as a member of the Loral consolidated group, we could be held liable for any U.S. federal income tax liability that is incurred, but not discharged, by any other member of the Loral consolidated group if Loral does not honor its agreement to indemnify us.

Other Guarantees

Loral has guaranteed our performance under a lease, dated March 23, 2005, for certain real property used in our manufacturing operation.

Loral has entered into indemnification agreements with certain of its current and former officers and directors, providing for indemnification for their service as such to the maximum extent permitted by applicable law as well as the advancement of expenses. We have guaranteed Loral’s obligations under such agreements.

Transactions with Telesat

As of December 31, 2009, we had contracts with Telesat, an affiliate of Loral in which Loral holds a 64% economic interest, for the construction of the Telstar 14R and Nimiq 6 satellites. As of December 31, 2008, we had contracts with Telesat for the construction of the Telstar 11N and Nimiq 5 satellites. We recorded revenues from Telesat of $21.5 million, $83.8 million and $92.1 million for the years ended December 31, 2007, 2008 and 2009, respectively, and $22.2 million and $24.2 million for the three months ended March 31, 2009 and 2010, respectively. We received milestone payments from Telesat totaling $20.1 million, $79.1 million and $89.4 million for the years ended December 31, 2007, 2008 and 2009, respectively, and $19.3 million and $14.7 million for the three months ended March 31, 2009 and 2010, respectively. Amounts receivable from Telesat related to the construction of these satellites were $3.2 million and $6.1 million, as of December 31, 2008 and 2009, respectively, and $10.9 million as of March 31, 2010.

In connection with an agreement reached in 1999 and an overall settlement reached in February 2005 with ChinaSat relating to the delayed delivery of ChinaSat 8, we have provided ChinaSat with usage rights to two Ku- band transponders on Telesat’s Telstar 10 for the life of such transponders (subject to certain restoration rights) and to one Ku-band transponder on Telesat’s Telstar 18 for the life of the Telstar 10 satellite plus two years, or the life of such transponder (subject to certain restoration rights), whichever is shorter. Under the agreement, we make monthly payments to Telesat for the transponders allocated to ChinaSat. As of December 31, 2008 and 2009 and March 31, 2010, our consolidated balance sheet included a liability of $9.8 million, $8.4 million and $8.0 million, respectively, for the future use of these transponders. We have also recorded interest expense on the liability related to these transponders of $1.1 million for each of the years ended December 31, 2008 and 2009 and $0.2 million for each of the three month periods ended March 31, 2009 and 2010, respectively. During the years ended December 31, 2008 and 2009, we made payments of $2.7 million and $1.8 million, respectively, to Telesat pursuant to the agreement. During the three months ended March 31, 2009 and 2010 we made payments of $0.7 million and $0.5 million, respectively, to Telesat pursuant to the agreement.

Other

Various funds affiliated with MHR held, as of December 31, 2008 and 2009, approximately 39.3% and 39.9%, respectively, of the outstanding voting common stock of Loral and as of December 31, 2008 and 2009 held a combined 58.7% and 59.0% of voting and non-voting common stock of Loral. As of March 31, 2010, these funds held 39.9% of the outstanding voting common stock of Loral and 59.0% of the combined voting and non-voting common stock of Loral.

Dr. Mark H. Rachesky and Mr. Hal Goldstein are co-founders and managing principals of MHR. Mr. Sai Devabhaktuni served as a managing principal of MHR until May 2010. Dr. Rachesky, Mr. Goldstein and Mr. Devabhaktuni are directors of Loral and SS/L.

Funds affiliated with MHR are participants in a $200 million credit facility of Protostar Ltd. dated March 19, 2008, with an aggregate participation of $6.0 million. The MHR funds also own certain equity interests in Protostar and have the right (which has not yet been exercised) to nominate one of nine directors to Protostar’s board of directors. During July 2009, Protostar filed for bankruptcy protection under chapter 11 of the Bankruptcy Code. The recovery, if any, that the funds affiliated with MHR may realize on their Protostar debt and equity holdings is subject to the Protostar bankruptcy process.

Pursuant to a contract with Protostar valued at $26 million, we have modified a satellite that Protostar acquired from China Telecommunications Broadcast Satellite Corporation, China National Postal and Telecommunication Broadcast Satellite Corporation and China National Postal and Telecommunications Appliances Corporation under an agreement reached in 2006. This satellite, renamed Protostar I, was launched on July 8, 2008. For the year ended December 31, 2008, we recorded sales to Protostar of $15.3 million, and, during 2009, as a result of Protostar’s bankruptcy filing, we recorded a charge of approximately $3 million to increase our allowance for billed receivables from Protostar.

PRINCIPAL STOCKHOLDER

All of our issued and outstanding 4,000 shares of common stock are beneficially owned by Loral. The following table sets forth certain information regarding the beneficial ownership of our common stock as of June 1, 2010, and on an as-adjusted basis to give effect to the closing of this offering, with respect to each person known by us to beneficially own more than 5% of our common stock. None of our directors or executive officers beneficially owns, or will beneficially own after the closing of this offering, any of our common stock.

Beneficial ownership is determined in accordance with the rules and regulations of the SEC. Subject to applicable community property laws, upon the closing of this offering, Loral will have sole voting and investment power with respect to all shares of common stock listed as beneficially owned by it. As of December 31, 2009, there was one registered holder of our common stock. For more information regarding our principal stockholder, see “Certain Relationships and Related Party Transactions.”

	Shares Beneficially Owned Prior to This Offering		Shares Beneficially Owned After This Offering
Beneficial Owner	Number	Percent	Number	Percent
Loral(1)	4,000	100%		%

(1)	Address is 600 Third Avenue, New York, New York 10016.

DESCRIPTION OF CAPITAL STOCK

General

The following summary describes the material terms of our capital stock. However, you should refer to the actual terms of the capital stock contained in our amended and restated certificate of incorporation and applicable law. We intend to amend and restate our certificate of incorporation and bylaws prior to consummation of this offering. A copy of our amended and restated certificate of incorporation and amended and restated bylaws will be filed as exhibits to the Registration Statement of which this prospectus is a part. The following description refers to the terms of our amended and restated certificate of incorporation. Our amended and restated certificate of incorporation provides that our authorized capital stock will consist of      shares of common stock, par value $0.01 per share, and       shares of preferred stock, par value $0.01 per share, that are undesignated as to series.

As of March 31, 2010, there was one record holder of our common stock.

Common Stock

The holders of common stock are entitled to one vote for each share held of record on all matters submitted to a vote of stockholders and are not entitled to cumulative votes with respect to the election of directors. The holders of common stock are entitled to receive dividends as may be declared by our Board of Directors out of legally available funds. Upon our liquidation, dissolution or winding up, the holders of common stock are entitled to share ratably in all assets that are legally available for distribution after payment of all debts and other liabilities, subject to the prior rights of any holders of preferred stock then outstanding. The holders of common stock have no other preemptive, subscription, redemption, sinking fund or conversion rights. All outstanding shares of our common stock are fully paid and nonassessable. The shares of common stock to be issued upon completion of this offering will also be fully paid and nonassessable. The rights, preferences and privileges of holders of common stock are subject to, and may be negatively impacted by, the rights of the holders of shares of any series of preferred stock which we may designate and issue in the future.

Undesignated Preferred Stock

There will not be any shares of preferred stock outstanding upon the closing of this offering. Under our amended and restated certificate of incorporation, which will become effective simultaneously with this offering, our Board of Directors has the authority, without action by our stockholders, to designate and issue any authorized but unissued shares of preferred stock in one or more series and to designate the rights, preferences and privileges of each series, any or all of which may be greater than the rights of our common stock. It is not possible to state the actual effect of the issuance of any shares of preferred stock upon the rights of holders of our common stock until our board determines the specific rights of the holders of preferred stock. However, the effects might include, among other things, restricting dividends on the common stock, diluting the voting power of the common stock, impairing the liquidation rights of the common stock and delaying or preventing a change in control of our common stock without further action by our stockholders. We have no present plans to issue any shares of preferred stock.

Anti-Takeover Provisions of Delaware Law

We have elected not to be subject to Section 203 of the Delaware General Corporation Law. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a business combination with an interested stockholder for a period of three years following the date the person became an interested stockholder, unless the business combination or the transaction in which the person became an interested stockholder is approved in a prescribed manner. Generally, a business combination includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. Generally, an interested stockholder is a person who, together with affiliates and associates, owns or, in the case of affiliates or associates of the corporation, within three years prior to the determination of interested stockholder status, owned 15% or more of a corporation’s voting stock. The opting out from section 203 could enable Loral to sell its interest in us without the approval of our Board of Directors.

Stockholders will not be entitled to cumulative voting in the election of directors. The authorization of undesignated preferred stock will make it possible for our Board of Directors to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to effect a change of control of our company. The foregoing provisions of our amended and restated certificate of incorporation and the Delaware General Corporation Law may have the effect of deterring or discouraging hostile takeovers or delaying changes in control of our company.

Charter and Bylaws Anti-Takeover Provisions

Our amended and restated certificate of incorporation and bylaws require that any action required or permitted to be taken by our stockholders must be effected at a duly called annual or special meeting of stockholders and may not be effected by a consent in writing.

Our amended and restated certificate of incorporation provides that our Board of Directors will be divided into three classes of directors, with the number of directors in each class to be as nearly equal as possible. Our classified board staggers terms of the three classes and will be implemented through one, two and three-year terms for the initial three classes, followed in each case by full three-year terms. With a classified board, only one-third of the members of our Board of Directors will be elected each year. This classification of directors will have the effect of making it more difficult for stockholders to change the composition of our Board of Directors. Our amended and restated certificate of incorporation and our amended and restated bylaws provide that the number of directors will be fixed from time to time exclusively pursuant to a resolution adopted by our Board of Directors, but must consist of not less than three directors. This provision will prevent stockholders from circumventing the provisions of our classified board.

Our amended and restated certificate of incorporation provides that the affirmative vote of the holders of at least 75% of the voting power of our issued and outstanding capital stock, voting together as a single class, is required for the following:

•	alteration, amendment or repeal of the staggered Board of Directors provisions in our amended and restated certificate of incorporation; and
•	alteration, amendment or repeal of certain provisions of our amended and restated bylaws, including the provisions relating to our stockholders’ ability to call special meetings, notice provisions for stockholder business to be conducted at an annual meeting, requests for stockholder lists and corporate records, nomination and removal of directors and filling of vacancies on our Board of Directors.

Our amended and restated certificate of incorporation provides for the issuance by the Board of Directors of shares of preferred stock, with voting power, designations, preferences and other special rights. The issuance of preferred stock could decrease the amount of earnings and assets available for distribution to the holders of common stock or could adversely affect the rights and powers, including voting rights, of holders of common stock. In certain circumstances, such issuance could have the effect of decreasing the market price of the common stock. Preferred stockholders could also make it more difficult for a third party to acquire our company. At the closing of this offering, no shares of preferred stock will be outstanding, and we currently have no plans to issue any shares of preferred stock.

Our amended and restated bylaws establish an advance notice procedure for stockholders to bring matters before special stockholder meetings, including proposed nominations of persons for election to our Board of Directors. These procedures specify the information stockholders must include in their notice and the time frame in which they must give us notice. At a special stockholder meeting, stockholders may only consider nominations or proposals specified in the notice of meeting. A special stockholder meeting for any purpose may only be called by our Board of Directors, our Chairman or our Chief Executive Officer, and will be called by our Chief Executive Officer at the request of the holders of a majority of our outstanding shares of capital stock.

Our amended and restated bylaws do not give the Board of Directors the power to approve or disapprove stockholder nominations of candidates or proposals regarding other business to be conducted at a meeting. However, our amended and restated bylaws may have the effect of precluding the conduct of that item of business at a meeting if the proper procedures are not followed. These provisions may discourage or deter a potential third party from conducting a solicitation of proxies to elect its own slate of directors or otherwise attempting to obtain control of our company.

The foregoing provisions of our amended and restated certificate of incorporation, our amended and restated bylaws and the Delaware General Corporation Law may have the effect of deterring or discouraging hostile takeovers or delaying changes in control of the company.

Limitation on Liability and Indemnification of Directors and Officers

Our amended and restated certificate of incorporation and bylaws will limit our directors’ and officers’ liability to the fullest extent permitted under Delaware corporate law. Specifically, our directors and officers will not be liable to us or our stockholders for monetary damages for any breach of fiduciary duty by a director or officer, except for liability:

•	for any breach of the director’s or officer’s duty of loyalty to us or our stockholders;
•	for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;
•	under Section 174 of the Delaware General Corporation Law; or
•	for any transaction from which a director or officer derives an improper personal benefit.

If the Delaware General Corporation Law is amended to authorize corporate action further eliminating or limiting the personal liability of directors or officers, then the liability of a director or officer of the Company shall be eliminated or limited to the fullest extent permitted by the Delaware General Corporation Law, as so amended.

The provision regarding indemnification of our directors and officers in our amended and restated certificate of incorporation will generally not limit liability under state or federal securities laws.

Delaware law and our amended and restated certificate of incorporation and bylaws provide that we will, in certain situations, indemnify any person made or threatened to be made a party to a proceeding by reason of that person’s former or present official capacity with our company against judgments, penalties, fines, settlements and reasonable expenses including reasonable attorney’s fees. Any person is also entitled, subject to certain limitations, to payment or reimbursement of reasonable expenses in advance of the final disposition of the proceeding.

The limitation of liability and indemnification provisions in our amended and restated certificate of incorporation may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duty. These provisions may also have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit us and our stockholders. In addition, your investment may be adversely affected to the extent that, in a class action or direct suit, we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions.

Transfer Agent and Registrar

Our transfer agent and registrar for our common stock is       .

Listing

At present, there is no established trading market for our common stock. We intend to apply to have our common stock listed on the Nasdaq Stock Market under the symbol “      ”.

DESCRIPTION OF CERTAIN INDEBTEDNESS

SS/L Credit Agreement

General

We are party to a credit agreement, dated as of October 16, 2008, with the several banks and other financial institutions named therein, or the Lenders, Bank of America, N.A., as documentation agent, ING Bank, N.V., as syndication agent, and JPMorgan Chase Bank, N.A., as administrative agent (in such capacity, the “Administrative Agent”). The Credit Agreement provides for a $100 million senior secured revolving credit facility (the “Revolving Facility”). The Revolving Facility includes a $50 million letter of credit sublimit and a $10 million sublimit for swingline loans, or the Swingline Loans. The Credit Agreement also includes an accordion feature that allows us to increase the available commitment by up to $25 million, subject to securing additional commitments from existing Lenders or new lending institutions and provided that the conditions to any such increase specified in the Credit Agreement are satisfied. In addition, the Credit Agreement contains customary conditions precedent to each borrowing, including absence of defaults and accuracy of representations and warranties. The Revolving Facility is available to finance the working capital needs and general corporate purposes of us and our subsidiaries. As a result of the consummation of this offering, we will no longer be a wholly-owned subsidiary of Loral, which would constitute an event of default under the Credit Agreement. We intend to seek a waiver of such event of default or, failing that, an alternate credit facility prior to consummation of this offering.

Interest and Fees

At our election, outstanding indebtedness under the Revolving Facility (other than Swingline Loans) bears interest at an annual rate equal to either: (a) two and seventy-five hundredths percent (2.75%) plus the greater of (1) the Administrative Agent’s Prime Rate then in effect and (2) the Federal Funds Rate then in effect plus one-half of one percent (0.5%) (the “ABR Rate”) or (b) the Eurodollar Rate plus three and seventy-five hundredths percent (3.75%). Interest accrues on the Swingline Loans at the ABR Rate. All interest is calculated on the basis of actual number of days outstanding in a year of 360 days, except that, with respect to the interest calculated at an ABR Rate that is based on the Administrative Agent’s Prime Rate, such interest is calculated on the basis of actual number of days outstanding in a year of 365 or 366 days, as they case may be. We are required to pay to the Administrative Agent, for the account of each Lender, a commitment fee equal to 0.625% per annum on the unused amount of the revolving credit commitment (without counting any outstanding Swingline Loan) of each Lender. The commitment fee is payable quarterly in arrears. In addition, the Credit Agreement requires us to pay certain customary fees, costs and expenses of the Lenders and the Administrative Agent.

Collateral and Guarantors

The obligations under the Credit Agreement are secured by (i) a first mortgage on certain real property owned by us, (ii) a first priority security interest in certain tangible and intangible assets of SS/L and certain of its subsidiaries and (iii) a pledge of all of our issued and outstanding common stock and certain of our subsidiaries. As a condition precedent to the obligation of the Lenders under the Credit Agreement, Loral entered into a Parent Guarantee Agreement, or the Parent Guarantee, in favor of the Administrative Agent. The Parent Guarantee provides for Loral to unconditionally guarantee our monetary obligations under the Credit Agreement on the terms and conditions set forth therein.

Covenants

The Credit Agreement contains certain covenants that, among other things, limit the incurrence of additional indebtedness, capital expenditures, investments, dividends or stock repurchases, asset sales, mergers and consolidations, liens, changes to the line of business, transactions with affiliates and other matters customarily restricted in such agreements. Additionally, the Credit Agreement prohibits us from exceeding certain consolidated leverage ratios and requires us to maintain minimum consolidated interest coverage ratios.

Maturity and Prepayment

The Credit Agreement is for a term of three years and matures on October 16, 2011 (the “Maturity Date”). Upon due notice, we may prepay outstanding principal in whole or in part, together with accrued interest, without premium or penalty, provided that, if a Eurodollar Rate loan is prepaid on any day other than the last day of an interest period, we must also pay certain breakage costs as specified in the Credit Agreement. The Credit Agreement requires us to make a mandatory prepayment of outstanding principal and accrued interest upon certain events, including certain asset sales. If an event of default shall occur and be continuing, the commitments of all Lenders under the Credit Agreement may be terminated and the principal amount outstanding, together with all accrued and unpaid interest, may be declared immediately due and payable. Under the Credit Agreement, events of default include, among other things, nonpayment of amounts due under the facility, default in payment of certain other indebtedness, breach of certain covenants, bankruptcy, violations under ERISA, violations under certain United States export control laws and regulations, a change of control of Loral, Loral ceasing to own directly or indirectly 100% of our stock, and if certain liens on the collateral securing the obligations under the Credit Agreement fail to be perfected. All outstanding principal is payable in full upon the Maturity Date.

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there was no public market for our common stock, and we cannot predict what effect, if any, market sales of shares of common stock or the availability of shares of common stock for sale will have on the market price of our common stock. Nevertheless, sales of substantial amounts of common stock in the public market, or the perception that such sales could occur, could materially and adversely affect the market price of our common stock and could impair our future ability to raise capital through the sale of our equity or equity-related securities at a time and price that we deem appropriate. None of our common stock is subject to outstanding options or warrants to purchase, or securities convertible into, common stock of Space Systems/Loral, Inc.

As of March 31, 2010, there was one holder of record of our common stock. Upon the closing of this offering, we will have outstanding an aggregate of       shares of our common stock. Of the outstanding shares, the shares sold in this offering, including any shares sold in this offering in connection with the exercise by the underwriters of their over-allotment option, will be freely tradable without restriction or further registration under the Securities Act, except that any shares purchased in this offering by our “affiliates,” as that term is defined under Rule 144 of the Securities Act, may be sold only in compliance with the limitations described below. The remaining outstanding shares of common stock that are not sold in this offering, or       shares, will be deemed “restricted securities” as that term is defined under Rule 144. Restricted securities may be sold in the public market only if registered or if they qualify for an exemption from registration under the Securities Act, such as under Rule 144 under the Securities Act, which are summarized below.

Rule 144

In general, under Rule 144 under the Securities Act, as in effect on the date of this prospectus, a person who is not one of our affiliates at any time during the three months preceding a sale, and who has beneficially owned shares of our common stock for at least six months, would be entitled to sell an unlimited number of shares of our common stock, provided that current public information about us is available and, after one year, would be entitled to sell an unlimited number of shares of our common stock without restriction. Our affiliates who have beneficially owned shares of our common stock for at least six months are entitled to sell within any three-month period a number of shares that does not exceed the greater of:

•	1% of the number of shares of our common stock then outstanding, which will equal approximately shares immediately after this offering, based on the number of shares of our common stock outstanding as of , 2010; or
•	the average weekly trading volume of our common stock on the Nasdaq Stock Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

Sales under Rule 144 by our affiliates are also subject to manner of sale provisions and notice requirements and to the availability of current public information about us.

Lock-up Agreements

In connection with this offering, we, our directors, our executive officers and all our stockholders have agreed, subject to certain exceptions, with the underwriters not to dispose of or hedge any shares of our common stock or securities convertible into or exchangeable for shares of common stock during the period from the date of this prospectus continuing through the date 180 days after the date of this prospectus, except with the prior written consent of the representatives, who have advised us that they have no current intent or arrangement to release any of the shares subject to the lock-up agreements prior to the expiration of the lock-up period. The lock-up agreements permit stockholders to transfer common stock and other securities subject to the lock-up agreements in certain circumstances; any waiver is at the discretion of the representatives.

The 180-day restricted period described in the preceding paragraph will be extended if:

•	during the last 17 days of the 180-day restricted period we issue an earnings release or announce material news or a material event; or
•	prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day period,

in which case the restrictions described in the preceding paragraph will continue to apply until the expiration of the 18-day period beginning on the date of the issuance of the earnings release or the announcement of the material news or material event.

Taking into account the lock-up agreements described above, and assuming that the representatives do not release any parties from these agreements, that there is no extension of the lock-up period, that no stockholders that hold the registration rights described above exercise those rights and without giving effect to the terms of the lock-up provisions contained in the registration rights agreement, the following restricted securities will be eligible for sale in the public market at the following times pursuant to the provisions of Rule 144:

Measurement Date	Aggregate Shares Eligible for Public Sale	Comments
On the date of this prospectus	—	—
180 days after the completion of this offering		Consists of shares eligible for sale under Rule 144.
One year after the completion of this offering		Consists of shares eligible for sale under Rule 144.

Initial Public Offering Price

Prior to this offering, there has been no public market for our common stock. The initial public offering price will be negotiated between us and the representative of the underwriters. Among the factors to be considered in these negotiations are:

•	the history of, and prospects for, our company and the industry in which we compete;
•	our past and present financial performance;
•	an assessment of our management;
•	the present state of our development;
•	the prospects for our future earnings;
•	the prevailing conditions of the applicable U.S. securities market at the time of this offering;
•	market valuations of publicly traded companies that we and the representative of the underwriters believe to be comparable to us; and
•	other factors deemed relevant.

The estimated initial public offering price range set forth on the cover of this prospectus is subject to change as a result of market conditions and other factors.

MATERIAL U.S. FEDERAL INCOME AND ESTATE TAX CONSIDERATIONS
FOR NON-U.S. HOLDERS

The following is a general discussion of the material U.S. federal income and estate tax consequences of the acquisition, ownership and disposition of our common stock but is not a complete analysis of all the potential U.S. federal income and estate tax consequences relating thereto. Except where noted, this summary deals only with common stock that is held as a capital asset by a non-U.S. holder. A “non-U.S. holder” means a person (other than a partnership) that is for U.S. federal income tax purposes any of the following:

•	a nonresident alien individual;
•	a corporation (or any other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of a jurisdiction other than the United States, any state thereof or the District of Columbia;
•	an estate other than one the income of which is subject to U.S. federal income taxation regardless of its source; or
•	a trust other than a trust if it (A) is subject to the primary supervision of a court within the United States and the control of one or more U.S. persons having the authority to control all substantial decisions of the trust, or (B) has a valid election in effect to be treated as a U.S. person.

If an entity treated as a partnership for U.S. federal income tax purposes holds common stock, the tax treatment of a partner will generally depend on the status of the partner and upon the activities of the partnership. Accordingly, partnerships that hold common stock and partners in such partnerships should consult their respective tax advisors with respect to the U.S. federal income and estate tax consequences of the ownership and disposition of common stock.

A “non-U.S. holder” does not include an individual who is present in the United States for 183 days or more in the taxable year of disposition and is not otherwise a resident of the United States for U.S. federal income tax purposes. Such an individual is urged to consult his or her own tax advisor regarding the U.S. federal income and estate tax consequences of the ownership and disposition of common stock.

This discussion does not address all aspects of U.S. federal income and estate taxation that may be relevant in light of a non-U.S. holder’s special tax status or special circumstances. U.S. expatriates, insurance companies, partnerships, tax-exempt organizations, dealers in securities, banks or other financial institutions, “controlled foreign corporations,” “passive foreign investment companies,” corporations that accumulate earnings to avoid U.S. federal income tax and investors that hold common stock as part of a hedge, straddle or conversion transaction are among those categories of potential investors that may be subject to special rules not covered in this discussion. This discussion does not address any U.S. federal tax consequences other than income and estate tax consequences or any tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction. Furthermore, the following discussion is based on current provisions of the Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations and administrative and judicial interpretations thereof, all as in effect on the date hereof, and all of which are subject to change, possibly with retroactive effect. Accordingly, each non-U.S. holder should consult its tax advisors regarding the U.S. federal, state, local and non-U.S. income, estate and other tax consequences of acquiring, holding and disposing of shares of our common stock.

THIS SUMMARY IS FOR GENERAL INFORMATION ONLY AND IS NOT TAX ADVICE. INVESTORS CONSIDERING THE PURCHASE OF SECURITIES PURSUANT TO THIS OFFERING ARE ENCOURAGED TO CONSULT THEIR OWN TAX ADVISORS REGARDING THE APPLICATION OF THE U.S. FEDERAL INCOME AND ESTATE TAX LAWS TO THEIR PARTICULAR SITUATIONS AND THE APPLICATION OF OTHER FEDERAL TAX LAWS, FOREIGN, STATE AND LOCAL LAWS, AND TAX TREATIES.

Dividends

Payments on common stock will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Amounts not treated as dividends for U.S. federal income tax purposes will constitute a return of capital and will first be applied against and reduce a holder’s adjusted basis in the common stock (determined on a share-by-share basis), but not below zero, and then the excess, if any, will be treated as gain from the sale of common stock.

As discussed under “Dividend Policy” above, we do not currently anticipate paying any dividends in the foreseeable future. In the event that we do pay dividends, amounts paid to a non-U.S. holder of common stock that are treated as dividends for U.S. federal income tax purposes generally will be subject to U.S. withholding tax at a rate of 30% of the gross amount of the dividends or such lower rate as may be specified by an applicable tax treaty. In order to receive a reduced treaty rate, a non-U.S. holder generally must provide a valid Internal Revenue Service Form W-8BEN or other successor form certifying qualification for the reduced rate.

Dividends received by a non-U.S. holder that are effectively connected with a U.S. trade or business conducted by the non-U.S. holder (and, if required by an applicable income tax treaty, are attributable to a U.S. permanent establishment) are exempt from such withholding tax. In order to obtain this exemption, a non-U.S. holder must provide a valid IRS Form W-8ECI or other applicable form properly certifying such exemption. Such effectively connected dividends, although not subject to withholding tax, will generally be subject to regular U.S. federal income tax as if the non-U.S. holder were a U.S. resident, unless an applicable income tax treaty provides otherwise. A non-U.S. corporation receiving effectively connected dividends may also be subject to an additional “branch profits tax” imposed at a rate of 30% (or a lower treaty rate) on the earnings and profits attributable to its effectively connected income.

Gain on Disposition of Common Stock

A non-U.S. holder generally will not be subject to U.S. federal income tax on any gain realized upon the sale or other disposition of common stock unless:

•	the gain is “effectively connected” with the non-U.S. holder’s conduct of a trade or business in the United States (and, if required by an applicable income tax treaty, is attributable to a U.S. permanent establishment); or
•	we are or have been a U.S. real property holding corporation, as defined below, at any time within the five-year period preceding the disposition or the non-U.S. holder’s holding period, whichever period is shorter (the “relevant period”).

Unless an applicable treaty provides otherwise, gain described in the first bullet point above generally will be subject to regular U.S. federal income tax as if the non-U.S. holder were a U.S. resident and, in the case of non-U.S. holders taxed as corporations, the branch profits tax described above.

Generally, a corporation is a U.S. real property holding corporation, or USRPHC, if the fair market value of its U.S. real property interests, as defined in the Code and applicable Treasury regulations, equals or exceeds 50% of the aggregate fair market value of its worldwide real property interests and its other assets used or held for use in a trade or business.

We believe that we are not, and currently do not anticipate becoming, a USRPHC. However, there can be no assurance that our current analysis is correct or that we will not become a USRPHC in the future. Even if we are or become a USRPHC, as long as our common stock is regularly traded on an established securities market, such common stock will be treated as U.S. real property interests only if the non-U.S. holder actually or constructively held more than 5% of such regularly traded common stock at some time during the relevant period.

Backup Withholding and Information Reporting

We must report annually to the IRS the amount of dividends or other distributions we pay to you on your shares of common stock and the amount of tax we withhold on these distributions regardless of whether withholding is required. The IRS may make copies of the information returns reporting those distributions and amounts withheld available to the tax authorities in the country in which you reside pursuant to the provisions of an applicable income tax treaty or exchange of information treaty.

Under certain circumstances, the United States imposes backup withholding (currently at a rate of 28%) on dividends and certain other types of payments to U.S. persons. You will not be subject to backup withholding on dividends you receive on your shares of common stock if you provide proper certification of your status as a non-U.S. person or you are a corporation or one of several types of entities and organizations that qualify for exemption (an “exempt recipient”).

Information reporting and backup withholding generally are not required with respect to the amount of any proceeds from the sale of your shares of common stock outside the United States through a foreign office of a foreign broker that does not have certain specified connections to, or a certain percentage of income from sources within, the United States. However, if you sell your shares of common stock through a U.S. broker or the U.S. office of a foreign broker, the broker will be required to report the amount of proceeds paid to you to the IRS and also perform backup withholding on that amount unless you provide appropriate certification to the broker of your status as a non-U.S. person or you are an exempt recipient.

The amount of any backup withholding from a payment to you will be allowed as a credit against your U.S. federal income tax liability and may entitle you to a refund, provided that the required information is timely furnished to the Internal Revenue Service.

U.S. Federal Estate Tax

Shares of common stock held (or deemed held) by an individual non-U.S. holder at the time of his or her death will be included in such U.S. holder’s gross estate for U.S. federal estate tax purposes, unless an applicable estate tax treaty provides otherwise.

Recently Enacted Legislation

President Obama recently signed into law H.R. 2847 (the “Recently Enacted Legislation”), which will generally impose a federal withholding tax of 30% on dividends and the gross proceeds of a disposition of our shares paid after December 31, 2012 to a foreign financial institution unless such institution enters into an agreement with the U.S. government to withhold on certain payments and to collect and provide to the U.S. tax authorities substantial information regarding U.S. account holders of such institution (which includes certain equity and debt holders of such institution, as well as certain account holders that are foreign entities with U.S. owners). The Recently Enacted Legislation will also generally impose a federal withholding tax of 30% on dividends and the gross proceeds of a disposition of our shares paid after December 31, 2012 to a foreign entity (other than a financial institution) unless such entity provides the withholding agent with a certification identifying the direct and indirect U.S. owners of the entity. Under certain circumstances, a holder might be eligible for refunds or credits of such taxes. Shareholders are encouraged to consult with their own tax advisors regarding the possible implications of the Recently Enacted Legislation on their investment in the shares.

UNDERWRITING

Under the terms and subject to the conditions contained in an underwriting agreement dated         , 2010, we have agreed to sell to the underwriters named below, for whom Credit Suisse Securities (USA) LLC and J.P. Morgan Securities Inc. are acting as representatives (the “Representatives”), the following respective numbers of shares of common stock:

Underwriter	Number of Shares
Credit Suisse Securities (USA) LLC
J.P. Morgan Securities Inc.
Total

The underwriting agreement provides that the underwriters are obligated to purchase all of the shares of common stock in this offering if any are purchased, other than those shares covered by the over-allotment option described below.

All sales of the common stock in the United States will be made by U.S. registered broker/dealers.

We have granted to the underwriters a 30-day option to purchase on a pro rata basis up to     additional shares at the initial public offering price less the underwriting discounts and commissions. The option may be exercised only to cover any over-allotments of common stock.

The underwriters propose to offer the shares of common stock initially at the public offering price on the cover page of this prospectus and to selling group members at that price less a selling concession of $    per share. After the initial public offering, the Representative may change the public offering price and the concession and discount to broker/dealers.

The following table summarizes the compensation and estimated expenses we will pay:

	Per Share		Total
	Without Over-allotment	With Over-allotment	Without Over-allotment	With Over-allotment
Underwriting Discounts and Commissions paid by us	$	$	$	$
Expenses payable by us	$	$	$	$

The Representatives have informed us that they do not expect sales to accounts over which the underwriters have discretionary authority to exceed 5% of the shares of common stock being offered.

We have agreed that we will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, or file with the SEC a registration statement under the Securities Act relating to, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing, without the prior written consent of the Representatives for a period of 180 days after the date of this prospectus, except issuances pursuant to the exercise of employee stock options outstanding on the date hereof or pursuant to ourdividend reinvestment plan. However, in the event that either (1) during the last 17 days of the “lock-up” period, we release earnings results or material news or a material event relating to us occurs or (2) prior to the expiration of the “lock-up” period, we announce that we will release earnings results during the 16-day period beginning on the last day of the “lock-up” period, then in either case the expiration of the “lock-up” will be extended until the expiration of the 18-day period beginning on the date of the release of the earnings results or the occurrence of the material news or event, as applicable, unless the Representatives waive, in writing, such an extension.

Our executive officers, our directors and our stockholder have agreed that they will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, enter into a transaction that would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of our common stock, whether any of these transactions are to be settled by delivery of our common stock or other securities, in cash or otherwise, or publicly disclose the intention to make any offer, sale, pledge or disposition, or enter into any transaction, swap, hedge or other arrangement, without, in each case, the prior written consent of the Representatives for a period of 180 days after the date of this prospectus. However, in the event that either (1) during the last 17 days of the “lock-up” period, we release earnings results or material news or a material event relating to us occurs or (2) prior to the expiration of the “lock-up” period, we announce that we will release earnings results during the 16-day period beginning on the last day of the “lock-up” period, then in either case the expiration of the “lock-up” will be extended until the expiration of the 18-day period beginning on the date of the release of the earnings results or the occurrence of the material news or event, as applicable, unless the Representatives waive, in writing, such an extension.

We have agreed to indemnify the underwriters against liabilities under the Securities Act, or contribute to payments that the underwriters may be required to make in that respect.

We intend to apply to have our common stock listed on the Nasdaq Stock Market under the symbol “  ”.

Certain of the underwriters and their respective affiliates have from time to time performed, and may in the future perform, various financial advisory, commercial banking and investment banking services for us and for our affiliates in the ordinary course of business for which they have received and would receive customary compensation. Specifically, JPMorgan Chase Bank, N.A., an affiliate of J.P. Morgan Securities Inc., is the administrative agent and a lender under our Credit Agreement and has received customary compensation in such capacities. Credit Suisse AG, Cayman Islands Branch, an affiliate of Credit Suisse Securities (USA) LLC, is a lender under our Credit Agreement and has received customary compensation in such capacity.

Prior to this offering, there has been no public market for our common stock. The initial public offering price will be negotiated between us and the Representative of the underwriters and may not be indicative of prices that will prevail in the open market following this offering. Among the factors to be considered in these negotiations are:

•	the history of, and prospects for, our company and the industry in which we compete;
•	our past and present financial performance;
•	an assessment of our management;
•	the present state of our development;
•	the prospects for our future earnings;
•	the prevailing conditions of the applicable U.S. securities market at the time of this offering;
•	market valuations of publicly traded companies that we and the Representative of the underwriters believe to be comparable to us; and
•	other factors deemed relevant.

In connection with this offering the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate-covering transactions and penalty bids and passive market making in accordance with Regulation M under the Exchange Act.

•	Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.
•	Over-allotment involves sales by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriters is not greater than the number of shares that they may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The underwriters may close out any covered short position by either exercising their over-allotment option and/or purchasing shares in the open market.
•	Syndicate-covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. If the underwriters sell more shares than could be covered by the over-allotment option, a naked short position, the position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in this offering.
•	Penalty bids permit the Representatives to reclaim a selling concession from a syndicate member when the common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate-covering transaction to cover syndicate short positions.
•	In passive market making, market makers in the common stock who are underwriters or prospective underwriters may, subject to limitations, make bids for or purchases of our common stock until the time, if any, at which a stabilizing bid is made.

These stabilizing transactions, syndicate-covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of the common stock. As a result, the price of our common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on the Nasdaq Stock Market or otherwise and, if commenced, may be discontinued at any time.

A prospectus in electronic format may be made available on the websites maintained by one or more of the underwriters, or selling group members, if any, participating in this offering and one or more of the underwriters participating in this offering may distribute prospectuses electronically. The Representatives may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the underwriters and selling group members that will make internet distributions on the same basis as other allocations of common stock through its affiliate.

NOTICE TO CANADIAN RESIDENTS

Resale Restrictions

The distribution of the common stock in Canada is being made only on a private placement basis exempt from the requirement that we prepare and file a prospectus with the securities regulatory authorities in each province where trades of common stock are made. Any resale of the common stock in Canada must be made under applicable securities laws which will vary depending on the relevant jurisdiction, and which may require resales to be made under available statutory exemptions or under a discretionary exemption granted by the applicable Canadian securities regulatory authority. Purchasers are advised to seek legal advice prior to any resale of the common stock.

Representations of Purchasers

By purchasing common stock in Canada and accepting a purchase confirmation a purchaser is representing to us and the dealer from whom the purchase confirmation is received that:

•	the purchaser is entitled under applicable provincial securities laws to purchase the common stock without the benefit of a prospectus qualified under those securities laws;
•	where required by law, that the purchaser is purchasing as principal and not as agent;
•	the purchaser has reviewed the text above under Resale Restrictions; and
•	the purchaser acknowledges and consents to the provision of specified information concerning its purchase of the common stock to the regulatory authority that by law is entitled to collect the information.

Further details concerning the legal authority for this information is available on request.

Rights of Action — Ontario Purchasers Only

Under Ontario securities legislation, certain purchasers who purchase a security offered by this prospectus during the period of distribution will have a statutory right of action for damages, or while still the owner of the common stock, for rescission against us in the event that this prospectus contains a misrepresentation without regard to whether the purchaser relied on the misrepresentation. The right of action for damages is exercisable not later than the earlier of 180 days from the date the purchaser first had knowledge of the facts giving rise to the cause of action and three years from the date on which payment is made for the common stock. The right of action for rescission is exercisable not later than 180 days from the date on which payment is made for the common stock. If a purchaser elects to exercise the right of action for rescission, the purchaser will have no right of action for damages against us. In no case will the amount recoverable in any action exceed the price at which the common stock were offered to the purchaser and if the purchaser is shown to have purchased the securities with knowledge of the misrepresentation, we will have no liability. In the case of an action for damages, we will not be liable for all or any portion of the damages that are proven to not represent the depreciation in value of the common stock as a result of the misrepresentation relied upon. These rights are in addition to, and without derogation from, any other rights or remedies available at law to an Ontario purchaser. The foregoing is a summary of the rights available to an Ontario purchaser. Ontario purchasers should refer to the complete text of the relevant statutory provisions.

Enforcement of Legal Rights

All of our directors and officers as well as the experts named herein may be located outside of Canada and, as a result, it may not be possible for Canadian purchasers to effect service of process within Canada upon us or those persons. All or a substantial portion of our assets and the assets of those persons may be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against us or those persons in Canada or to enforce a judgment obtained in Canadian courts against us or those persons outside of Canada.

Taxation and Eligibility for Investment

Canadian purchasers of common stock should consult their own legal and tax advisors with respect to the tax consequences of an investment in the common stock in their particular circumstances and about the eligibility of the common stock for investment by the purchaser under relevant Canadian legislation.

LEGAL MATTERS

Our counsel, Willkie Farr & Gallagher LLP, New York, New York, will issue an opinion regarding the validity of our common stock offered by this prospectus. The underwriters have been represented by Cravath, Swaine & Moore LLP, New York, New York.

EXPERTS

The consolidated financial statements of Space Systems/Loral, Inc. and subsidiaries, as of December 31, 2008 and 2009, and for each of the three years in the period ended December 31, 2009, and the related financial statement schedule included in this prospectus have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein. Such financial statements and financial statement schedule have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act relating to the shares of our common stock being offered by this prospectus. This prospectus, which constitutes part of that registration statement, does not contain all of the information set forth in the registration statement or the exhibits and schedules which are part of the registration statement. For further information about us and the common stock offered, see the registration statement and the exhibits and schedules thereto. Statements contained in this prospectus regarding the contents of any contract or any other document to which reference is made are not necessarily complete, and, in each instance where a copy of a contract or other document has been filed as an exhibit to the registration statement, reference is made to the copy so filed, each of those statements being qualified in all respects by the reference.

A copy of the registration statement, the exhibits and schedules thereto and any other document we file may be inspected without charge at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549 and copies of all or any part of the registration statement may be obtained from that office upon the payment of the fees prescribed by the SEC. The public may obtain information on the operation of the public reference facilities in Washington, D.C. by calling the SEC at 1-800-SEC-0330. Our filings with the SEC are available to the public from the SEC’s website at www.sec.gov.

Upon the completion of this offering, we will be subject to the information and periodic reporting requirements of the Exchange Act applicable to a company with securities registered pursuant to Section 12 of the Exchange Act. In accordance therewith, we will file proxy statements and other information with the SEC. All documents filed with the SEC are available for inspection and copying at the public reference room and website of the SEC referred to above. Space Systems/Loral, Inc. maintains a website at www.ssloral.com. You may access our reports, proxy statements and other information free of charge at this website as soon as reasonably practicable after such material is electronically filed with, or furnished to, the SEC. The information on such website is not incorporated by reference and is not a part of this prospectus.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of Loral Space & Communications Inc.
New York, New York

We have audited the accompanying consolidated balance sheets of Space Systems/Loral, Inc. and subsidiaries (the “Company”), a wholly owned subsidiary of Loral Space & Communications Inc., as of December 31, 2008 and 2009, and the related consolidated statements of operations, shareholder’s equity, and cash flows for each of the three years in the period ended December 31, 2009. Our audits also included the financial statement schedule listed in the index at page F-1. These financial statements and financial statement schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on the financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Space Systems/Loral, Inc. and subsidiaries as of December 31, 2008 and 2009, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2009, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

/s/ Deloitte & Touche LLP

New York, NY
April 19, 2010 (except for paragraph ten of Note 12, as to which the date is June 9, 2010)

SPACE SYSTEMS/LORAL, INC.
CONSOLIDATED BALANCE SHEETS

(In thousands, except share data)

	December 31,
	2008	2009
ASSETS
Current Assets:
Cash and cash equivalents	$59,703	$127,360
Contracts-in-process	213,651	190,809
Inventories	109,755	83,671
Other current assets	20,777	13,028
Total current assets	403,886	414,868
Property, plant and equipment, net	177,508	180,228
Long-term receivables	178,675	236,505
Intangible assets, net	31,578	20,300
Other assets	12,298	17,276
Total assets	$803,945	$869,177
LIABILITIES AND SHAREHOLDER’S EQUITY
Current Liabilities:
Accounts payable	$90,891	$86,637
Accrued employment costs	35,855	39,468
Customer advances and billings in excess of costs and profits	184,592	291,021
Due to Loral	24,944	21,590
Other current liabilities	13,353	11,512
Total current liabilities	349,635	450,228
Borrowings under revolving credit facility	55,000	—
Pension and other postretirement liabilities	205,519	200,484
Long-term liabilities	31,819	33,455
Total liabilities	641,973	684,167
Commitments and contingencies
Shareholder’s equity:
Common Stock, $0.10 par value, 100,000 shares authorized, 4,000 shares issued and outstanding	411,492	411,492
Accumulated deficit	(206,335)	(172,674)
Accumulated other comprehensive loss	(43,185)	(53,808)
Total shareholder’s equity	161,972	185,010
Total liabilities and shareholder’s equity	$803,945	$869,177

See notes to consolidated financial statements

SPACE SYSTEMS/LORAL, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands, except per share amounts)

	Year Ended December 31,
	2007	2008	2009
Revenues	$814,315	$881,447	$1,008,684
Cost of satellite manufacturing	(738,242)	(798,237)	(894,097)
Selling, general and administrative expenses	(101,885)	(87,599)	(85,164)
Impairment of goodwill	—	(228,203)	—
Operating income (loss)	(25,812)	(232,592)	29,423
Interest and investment income	16,758	9,897	7,068
Interest expense	3,737	(2,138)	(1,296)
Other expense, net	(288)	(309)	(121)
Income (loss) before income taxes	(5,605)	(225,142)	35,074
Income tax (provision) benefit	209	(15)	(1,413)
Net income (loss)	$(5,396)	$(225,157)	$33,661
Basic and diluted income (loss) per share	$(1,349)	$(56,289)	$8,415
Basic and diluted weighted average shares outstanding	4	4	4

See notes to consolidated financial statements

SPACE SYSTEMS/LORAL, INC.
CONSOLIDATED STATEMENTS OF SHAREHOLDER’S EQUITY

(In thousands, except share data)

	Common Stock		Accumulated Deficit	Accumulated Other Comprehensive Income (Loss)	Total Shareholder’s Equity
	Shares Issued	Amount
Balance – January 1, 2007	4,000	$361,492	$24,695	$26,614	$412,801
Uncertain tax positions, cumulative effect upon adoption			(477)		(477)
Net loss			(5,396)
Other comprehensive income				5,417
Comprehensive income					21
Balance – December 31, 2007	4,000	361,492	18,822	32,031	412,345
Capital contribution by Loral		50,000			50,000
Net loss			(225,157)
Other comprehensive loss				(75,216)
Comprehensive loss					(300,373)
Balance – December 31, 2008	4,000	411,492	(206,335)	(43,185)	161,972
Net income			33,661
Other comprehensive loss				(10,623)
Comprehensive income					23,038
Balance – December 31, 2009	4,000	$411,492	$(172,674)	$(53,808)	$185,010

See notes to consolidated financial statements

SPACE SYSTEMS/LORAL, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

	Year Ended December 31,
	2007	2008	2009
Operating activities:
Net income (loss)	$(5,396)	$(225,157)	$33,661
Non-cash items:
Deferred taxes	812	307	(2,671)
Depreciation and amortization	32,675	36,024	39,671
Stock based compensation	3,684	2,623	4,533
Provisions for inventory obsolescence	543	—	1,042
Warranty expense (reversals) accruals	(19,805)	431	(65)
Provisions for bad debts on billed receivables	—	700	2,759
Write-off of construction in process	2,164	—	—
Amortization of prior service credit and actuarial gain	(3,052)	(3,225)	321
Amortization of fair value adjustment relating to orbital incentives	—	(3,088)	(664)
Loss on disposition of assets	—	63	—
Impairment of goodwill	—	228,203	—
Non-cash net interest income	—	(149)	(1,610)
(Gain) loss on foreign currency transactions and contracts	—	3,615	(2,676)
Changes in operating assets and liabilities:
Accounts receivable – net	65,148	—	—
Contracts-in-process	(68,458)	(216,407)	(7,913)
Inventories	(15,880)	(12,787)	17,482
Long-term receivables	(423)	19,140	—
Other current assets and other assets	945	(395)	(497)
Due to Loral	(33)	12,995	(7,633)
Accounts payable	8,096	25,596	(5,639)
Accrued employment costs and other current liabilities	(5,206)	(6,279)	1,729
Customer advances and billings in excess of costs and profits	(15,696)	(19,710)	80,350
Income taxes payable	—	5	154
Pension and other postretirement liabilities	9,017	(17,040)	(3,745)
Long-term liabilities	(20,187)	(4,572)	484
Net cash provided by (used in) operating activities	(31,052)	(179,107)	149,073
Investing activities:
Capital expenditures	(40,772)	(53,883)	(26,426)
Proceeds from the sales of short-term investments	241,007	—	—
Purchases of short-term investments	(134,419)	—	—
Decrease (increase) in restricted cash in escrow	(3,075)	6,511	10
Net cash (used in) provided by investing activities	62,741	(47,372)	(26,416)
Financing activities:
(Repayments) borrowings under revolving credit facility	—	55,000	(55,000)
Debt issuance costs	—	(2,628)	—
Capital contribution by Loral	—	50,000	—
Net cash (used in) provided by financing activities	—	102,372	(55,000)
Net increase (decrease) in cash and cash equivalents	31,689	(124,107)	67,657
Cash and cash equivalents – Beginning of year	152,121	183,810	59,703
Cash and cash equivalents – End of year	$183,810	$59,703	$127,360

See notes to consolidated financial statements

SPACE SYSTEMS/LORAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Organization and Principal Business

Space Systems/Loral, Inc. (together with its subsidiaries, “SS/L”, the “Company”, “we”, “our”, or “us”) is a leading satellite manufacturer that has been designing, manufacturing and integrating satellites and space systems for a wide variety of commercial and government customers for more than forty years. We operate in one reportable business segment, satellite manufacturing, and we generate our revenues and cash flows from designing and manufacturing satellites, space systems and space system components for commercial and government customers whose applications include fixed satellite services (FSS), direct to home (DTH) broadcasting, mobile satellite services (MSS), broadband data distribution, wireless telephony, digital radio, digital mobile broadcasting, military communications, weather monitoring and air traffic management.

We are a wholly-owned subsidiary of Loral Space & Communications Inc. (“Loral”). Loral was formed on June 24, 2005, to succeed to the business conducted by its predecessor registrant, Loral Space & Communications Ltd., which emerged from chapter 11 of the federal bankruptcy laws on November 21, 2005 pursuant to the terms of the fourth amended joint plan of reorganization, as modified (the “Plan of Reorganization”). We adopted fresh-start accounting as of October 1, 2005. Upon emergence, our reorganization enterprise value of approximately $350 million was allocated to our assets and liabilities, which were stated at fair value. In addition, our accumulated deficit as of October 1, 2005 was eliminated.

2. Basis of Presentation

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and include the results of SS/L and its subsidiaries. All intercompany transactions between SS/L and its subsidiaries have been eliminated.

Loral charges SS/L for expenses incurred for the benefit, or on behalf of SS/L. These expenses include benefits administrative services, tax administration services, audit fees, internal audit services and treasury services in 2007, directors and officers insurance, benefits administrative services and audit fees in 2008 and directors and officers insurance and audit fees in 2009. Loral also allocates corporate management expenses to SS/L. Management believes such allocations are reasonable. However, the associated expenses recorded by SS/L may not be indicative of the actual expenses that would have been incurred had SS/L been operating as a separate, stand-alone company for the periods presented. See Note 14 for a detailed description of SS/L’s transactions with Loral.

Amortization of certain fresh-start fair value adjustments of $0.4 million and $3.1 million for the years ended December 31, 2007 and 2008, respectively, has been reclassified from interest expense to interest and investment income in the statements of operations to conform to the 2009 presentation.

Use of Estimates in Preparation of Financial Statements

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the amounts of revenues and expenses reported for the period. Actual results could differ from estimates.

Most of our satellite manufacturing revenue is associated with long-term contracts which require significant estimates. These estimates include forecasts of costs and schedules, estimating contract revenue related to contract performance (including orbital incentives) and the potential for component obsolescence in connection with long-term procurements. Significant estimates also include the estimated useful lives of our plant and equipment and finite lived intangible assets, the fair value of goodwill, the fair value of stock based compensation, the realization of deferred tax assets, gains or losses on derivative instruments and our pension liabilities.

SPACE SYSTEMS/LORAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2. Basis of Presentation  – (continued)

Cash and Cash Equivalents and Restricted Cash

As of December 31, 2009, SS/L had $127.4 million of cash and cash equivalents, and $5.0 million of restricted cash (included in other assets on our consolidated balance sheet). Cash and cash equivalents include liquid investments with maturities of less than 90 days at the time of the purchase. Management determines the appropriate classification of its investments at the time of purchase and at each balance sheet date.

Concentration of Credit Risk

Financial instruments which potentially subject us to concentrations of credit risk consist principally of cash and cash equivalents, foreign exchange contracts, contracts-in-process and long-term receivables. Our cash and cash equivalents are maintained with high-credit-quality financial institutions. Historically, our customers have been primarily large multinational corporations and U.S. and foreign governments for which the creditworthiness was generally substantial. In recent years, we have added commercial customers which are highly leveraged, as well as those in the development stage which are partially funded. Management believes that its credit evaluation, approval and monitoring processes combined with contractual billing arrangements provide for management of potential credit risks with regard to our current customer base. However, the global financial markets have been adversely impacted by the current market environment that includes illiquidity, market volatility, widening credit spreads, changes in interest rates, and currency exchange fluctuations. These credit and financial market conditions may have a negative impact on certain of our customers and could negatively impact the ability of such customers to pay amounts owed or to enter into future contracts with us.

Inventories

Inventories are valued at the lower of cost or fair value and consist principally of parts and subassemblies used in the manufacture of satellites which have not been specifically identified to contracts-in-process, and are valued at the lower of cost or fair value. Cost is determined using the first-in-first-out (FIFO) or average cost method. As of December 31, 2008 and 2009, inventory was reduced by an allowance for obsolescence of $27.2 million and $28.3 million, respectively. Inventory of $7.6 million was included in other assets as of December 31, 2009.

Fair Value Measurements

U.S. GAAP defines fair value as the price that would be received for an asset or the exit price that would be paid to transfer a liability in the principal or most advantageous market in an orderly transaction between market participants. U.S. GAAP also establishes a fair value hierarchy that gives the highest priority to observable inputs and the lowest priority to unobservable inputs. The three levels of the fair value hierarchy are described below:

Level 1:  Inputs represent a fair value that is derived from unadjusted quoted prices for identical assets or liabilities traded in active markets at the measurement date.

Level 2:  Inputs represent a fair value that is derived from quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, model-based valuation techniques for which all significant assumptions are observable in the market or can be corroborated by observable market data for substantially the full term of the assets or liabilities, and pricing inputs, other than quoted prices in active markets included in Level 1, which are either directly or indirectly observable as of the reporting date.

Level 3:  Inputs are generally unobservable and typically reflect management’s estimates of assumptions that market participants would use in pricing the asset or liability. The fair values are therefore determined using model-based techniques that include option pricing models, discounted cash flow models, and similar techniques.

SPACE SYSTEMS/LORAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2. Basis of Presentation  – (continued)

Assets and Liabilities Measured at Fair Value on a Recurring Basis

The following table presents our assets and liabilities measured at fair value on a recurring basis at December 31, 2009:

	Level 1	Level 2	Level 3
	(In thousands)
Assets:
Foreign exchange contracts	$—	$3,873	$—

The Company does not have any assets or liabilities measured at fair value on a non-recurring basis or any non-financial assets or non-financial liabilities that are recognized or disclosed at fair value on a recurring basis as of December 31, 2009.

Property, Plant and Equipment

Property, plant and equipment are generally stated at cost less accumulated depreciation and amortization. As of October 1, 2005, we adopted fresh-start accounting as a result of our emergence from bankruptcy and our property, plant and equipment were recorded at their fair values. Depreciation is provided primarily on accelerated methods over the estimated useful life of the related assets. Leasehold improvements are amortized over the shorter of the lease term or the estimated useful life of the improvements. Below are the estimated useful lives of our property, plant and equipment.

Years
Land improvements	20
Buildings and building improvements	10 to 45
Leasehold improvements	2 to 17
Equipment, furniture and fixtures	5 to 10

Intangible Assets

Intangible assets consist primarily of internally developed software and technology and trade names all of which were recorded at fair value in connection with the adoption of fresh-start accounting. The fair values were calculated using several approaches that encompassed the use of excess earnings, relief from royalty and the build-up methods. The excess earnings, relief from royalty and build-up approaches are variations of the income approach. The income approach, more commonly known as the discounted cash flow approach, estimates fair value based on the cash flows that an asset can be expected to generate over its useful life. Identifiable intangible assets with finite useful lives are amortized on a straight-line basis over the estimated useful lives of the assets.

Valuation of Long-Lived Assets

Long-lived assets of the Company are reviewed for impairment whenever events or changes in circumstances indicate that the net carrying amount of the asset may not be recoverable. In connection with such review, the Company also re-evaluates the periods of depreciation and amortization for these assets. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to undiscounted future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds their fair value.

SPACE SYSTEMS/LORAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2. Basis of Presentation  – (continued)

Contingencies

Contingencies by their nature relate to uncertainties that require management to exercise judgment both in assessing the likelihood that a liability has been incurred as well as in estimating the amount of potential loss, if any. We accrue for costs relating to litigation, claims and other contingent matters when such liabilities become probable and reasonably estimable. Such estimates may be based on advice from third parties or on management’s judgment, as appropriate. Actual amounts paid may differ from amounts estimated, and such differences will be charged to operations in the period in which the final determination of the liability is made.

Revenue Recognition

Revenue from satellite sales under long-term fixed-price contracts is recognized using the cost-to-cost percentage-of-completion method. Revenue includes the basic contract price and estimated amounts for penalties and incentive payments, including award fees, performance incentives, and estimated orbital incentives discounted to their present value at launch date. Costs include the development effort required for the production of high-technology satellites, non-recurring engineering and design efforts in early periods of contract performance, as well as the cost of qualification testing requirements. Contracts are typically subject to termination for convenience or for default. If a contract is terminated for convenience by a customer or due to a customer’s default, we are generally entitled to our costs incurred plus a reasonable profit.

Revenue under cost-reimbursable type contracts is recognized as costs are incurred; incentive fees are estimated and recognized over the contract term.

U.S. government contract risks include dependence on future appropriations and administrative allotment of funds and changes in government policies. Costs incurred under U.S. government contracts are subject to audit. Management believes the results of such audits will not have a material effect on our financial position or our results of operations.

Losses on contracts are recognized when determined. Revisions in profit estimates are reflected in the period in which the conditions that require the revision become known and are estimable. In accordance with industry practice, contracts-in-process include unbilled amounts relating to contracts and programs with long production cycles, a portion of which may not be billable within one year.

Research and Development

Research and development costs, which are expensed as incurred, were $36.5 million, $34.6 million and $23.0 million for 2007, 2008 and 2009, respectively, and are included in selling, general and administrative expenses in our consolidated statements of operations.

Derivative Instruments

Derivative instruments are recorded at fair value. Changes in the fair value of derivatives that have been designated as cash flow hedging instruments are included in the “Unrealized gains on cash flow hedges” as a component of other comprehensive loss in the accompanying consolidated statements of shareholder’s equity to the extent of the effectiveness of such hedging instruments and reclassified to income in the same period or periods in which the hedged transaction affects income. Any ineffective portion of the change in fair value of the designated hedging instruments is included in the consolidated statements of operations. Changes in fair value of derivatives that are not designated as hedging instruments are included in the consolidated statements of operations (see Note 11).

Stock-Based Compensation

Loral has a stock-based compensation plan in which employees of SS/L participate. Stock-based compensation expense is measured at the grant date based on the fair value of the award, and the cost is recognized as expense ratably over the award’s vesting period. We use the Black-Scholes-Merton

SPACE SYSTEMS/LORAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2. Basis of Presentation  – (continued)

option-pricing model and other models as applicable to measure fair value of these awards. These models require us to make significant judgments regarding the assumptions used within the models, the most significant of which are the stock price volatility assumption, the expected life of the award, the risk-free rate of return and dividends during the expected term.

The Company estimates expected forfeitures of stock-based awards at the grant date and recognizes compensation cost only for those awards expected to vest. The forfeiture assumption is ultimately adjusted to the actual forfeiture rate. Therefore, changes in the forfeiture assumptions may impact the timing of the total amount of expense recognized over the vesting period. Estimated forfeitures are reassessed in subsequent periods and may change based on new facts and circumstances. Loral emerged from bankruptcy on November 21, 2005, and as a result, Loral did not have sufficient stock price history upon which to base the volatility assumption. In determining the volatility used in Loral’s models, Loral considered the volatility of the stock prices of selected companies in the satellite industry, the nature of those companies, Loral’s emergence from bankruptcy and other factors in determining its stock price volatility. We based our estimate of the average life of a stock-based award using the midpoint between the vesting and expiration dates. The risk-free rate of return assumption for awards was based on term-matching, nominal, monthly U.S. Treasury constant maturity rates as of the date of grant. We assumed no dividends during the expected term.

SS/L phantom stock appreciation rights that are expected to be settled in cash or that contain an obligation to issue a variable number of Loral shares based on the financial performance of SS/L are classified as liabilities in our consolidated balance sheets and are remeasured at fair value at each reporting date.

Deferred Compensation

Loral has entered into deferred compensation arrangements for certain key employees of SS/L that generally vest over four years and expire after seven years. The initial deferred compensation awards were calculated by multiplying $9.44 by the number of shares of Loral common stock underlying the stock options granted to these key employees (see Note 9). We are accreting the liability through charges to expense over the vesting period. The value of the deferred compensation may increase or decrease depending on Loral’s stock price performance within a defined range, until the occurrence of certain events, including the exercise of the related stock options, and vesting will accelerate if there is a change of control as defined. Deferred compensation charged (credited) to expense, net of estimated forfeitures, was $0.9 million, $(1.4) million and $3.0 million for the years ended December 31, 2007, 2008 and 2009, respectively. As of December 31, 2009, our consolidated balance sheet included deferred compensation liabilities of $3.4 million.

Income Taxes

SS/L and its subsidiaries are subject to U.S. federal, state and local income taxation on their worldwide income and foreign taxation on certain income from sources outside the United States. The Company is included as a member of the Loral consolidated federal income tax return and as a member of certain Loral consolidated or combined state and local income tax returns. Income taxes are presented in the Company’s consolidated financial statements using the asset and liability approach based on the separate return method for the consolidated group. Under this method, current and deferred tax expense or benefit for the period is determined for the Company and its subsidiaries as a separate group on a standalone basis.

Deferred income taxes reflect the future tax effect of temporary differences between the carrying amount of assets and liabilities for financial and income tax reporting and are measured by applying anticipated statutory tax rates in effect for the year during which the differences are expected to reverse. Deferred tax assets are reduced by a valuation allowance to the extent it is more likely than not that the deferred tax assets will not be realized. Under the separate return method, the realization of deferred tax assets is based on available evidence as it relates only to the Company and its subsidiaries. For periods prior to January 1, 2009, any reduction to the balance of the valuation allowance as of October 1, 2005 first reduced goodwill, then

SPACE SYSTEMS/LORAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2. Basis of Presentation  – (continued)

other intangible assets with any excess treated as an increase to paid-in-capital. Effective January 1, 2009, all reversals of the valuation allowance balance as of October 1, 2005 are recorded as a reduction to the income tax provision (see Note 7).

The tax effects of an uncertain tax position (“UTP”) taken or expected to be taken in income tax returns are recognized only if it is “more likely-than-not” to be sustained on examination by the taxing authorities, based on its technical merits as of the reporting date. The tax benefits recognized in the financial statements from such a position are measured based on the largest benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement. The Company recognizes estimated accrued interest and penalties related to UTPs in income tax expense.

The Company recognizes the benefit of a UTP in the period when it is effectively settled. Previously recognized tax positions are derecognized in the first period in which it is no longer more likely than not that the tax position would be sustained upon examination.

The Company does not have a formal tax sharing agreement with Loral. Taxes currently payable for consolidated federal and consolidated or combined state and local income tax returns are included in due to Loral at December 31, 2008 and 2009.

Supplemental Cash Flow Information

The following represents supplemental information to the consolidated statements of cash flows for the years ended December 31, 2007, 2008 and 2009 (in thousands):

	Year Ended December 31,
	2007	2008	2009
Interest paid	$3,885	$2,380	$2,038
Taxes paid – net of refunds	$1,382	$(1,008)	$103
Capital expenditures incurred, not yet paid	$1,917	$1,706	$3,091

Recent Accounting Pronouncements

The amended provisions of ASC Topic 805, Business Combinations (“ASC 805”) were effective for the Company on January 1, 2009. The revisions extend the applicability of guidance provided by ASC 805 to all transactions and other events in which one entity obtains control over one or more other businesses. It broadens the fair value measurement and recognition of assets acquired, liabilities assumed, and interests transferred as a result of business combinations. It also requires the acquirer to recognize an adjustment to income tax expense for changes in the valuation allowance for acquired deferred tax assets and liabilities for UTPs. On January 1, 2009, the balances of our deferred tax valuation allowance and liabilities for UTPs from October 1, 2005 (our fresh start accounting date) were $177.7 million and $0.2 million, respectively.

Effective January 1, 2009, the Company adopted the amended provisions of ASC Subtopic 350-30, General Intangibles Other than Goodwill. The amendment revised the factors to be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset. The intent of this change is to improve the consistency between the useful life of a recognized intangible asset and the period of expected cash flows used to measure the fair value of the asset. The adoption of this amendment did not have a material impact on our consolidated financial statements.

Effective January 1, 2009 the Company adopted the expanded disclosure provisions of ASC Topic 815, Derivatives and Hedging, and ASC Topic 825, Financial Instruments. The new provisions require increased qualitative, quantitative and credit-risk disclosures about an entity’s derivative instruments and hedging activities but did not change the accounting for such instruments. See Note 11 for the required disclosures. Additionally, in April 2009, the FASB issued guidelines requiring an entity to provide disclosures about fair value of financial instruments in interim financial information.

SPACE SYSTEMS/LORAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2. Basis of Presentation  – (continued)

On June 30, 2009, the Company adopted ASC Topic 855, Subsequent Events which establishes general standards of accounting and disclosure of events that occur after the balance sheet date but before financial statements are issued or available to be issued. The adoption of ASC 855 did not have a material impact on our consolidated financial statements. We have evaluated subsequent events through the issuance of these financial statements on June 9, 2010.

In December 2008, the FASB issued guidance relating to the disclosure requirements of ASC Topic 715, Compensation — Retirement Benefits. This guidance expands an employer’s disclosures about plan assets of a defined benefit pension plan or other retirement plan. See Note 10 for the required disclosures.

In August 2009, the FASB issued Accounting Standards Update (“ASU”) No. 2009-05, Fair Value Measurements and Disclosures (Topic 820) — Measuring Liabilities at Fair Value that amends ASC Subtopic 820-10, Fair Value Measurements and Disclosures — Overall. The update provides guidance that in the absence of observable market information, the fair value of a liability should be determined using prescribed valuation techniques. The guidance, effective for the Company on October 1, 2009, did not have a material impact on our consolidated financial statements.

In September 2009, the FASB issued ASU No. 2009-12, Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent) (“ASU 2009-12”). ASU 2009-12 amends ASC 820-10, Fair Value Measurements and Disclosures — Overall to provide additional guidance on how companies should measure the fair value of certain alternative investments, such as hedge funds, private equity funds, and venture capital funds. ASU 2009-12 allows companies to determine the fair value of such investments using Net Asset Value (“NAV”) as a practical expedient, unless it is probable the investment will be sold at something other than NAV. ASU 2009-12 also requires new disclosures for each major category of alternative investments. The disclosure provisions of ASU 2009-12 are not applicable to employer’s disclosures about pension and other postemployment benefit plan assets. The Company adopted ASU 2009-12 as of its annual reporting period ended on December 31, 2009. Accordingly, the Company used the NAV of the alternative investments, including limited partnerships and common/collective trusts, held in its pension plan as a measure of the fair values of those investments when providing disclosures in the consolidated financial statements for the year ended December 31, 2009.

In October 2009, the FASB issued ASU No. 2009-13, Revenue Recognition (Topic 605) — Multiple-Deliverable Revenue Arrangements that amends ASC Subtopic 605-25, Multiple-Element Arrangements to separate consideration in multiple-deliverable arrangements and significantly expand disclosure requirements. ASU No. 2009-13 establishes a hierarchy for determining the selling price of a deliverable, eliminates the residual method of allocation and requires that arrangement consideration be allocated at the inception of the arrangement to all deliverables using the relative selling price method. The amended guidance, effective for the Company on January 1, 2011, is not expected to have a material impact on our consolidated financial statements.

3. Accumulated Other Comprehensive Loss

The components of accumulated other comprehensive loss, net of income tax effects, were as follows (in thousands):

	Derivatives	Postretirement Benefits	Accumulated Other Comprehensive Income (Loss)
Balance at January 01, 2008	$—	$32,031	$32,031
Period Change	18,182	(93,398)	(75,216)
Balance at December 31, 2008	18,182	(61,367)	(43,185)
Period Change	(11,900)	1,277	(10,623)
Balance at December 31, 2009	$6,282	$(60,090)	$(53,808)

SPACE SYSTEMS/LORAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

3. Accumulated Other Comprehensive Loss  – (continued)

The activity in other comprehensive loss, net of income tax effects were as follows (in thousands):

	Year Ended December 31,
	2007	2008	2009
Derivatives:
Unrealized (losses) gains on foreign currency hedges, net of tax benefit of $1,137 in 2008	$—	$20,965	$(94)
Less: reclassification adjustment for gains included in net income, net of tax provision of $1,137 in 2008	—	(2,783)	(11,806)
Unrealized (losses) gains on derivatives, net	—	18,182	(11,900)
Postretirement benefits
Net actuarial gains (losses), net of taxes of $4,182 in 2007	8,469	(90,173)	956
Amortization of actuarial gains (losses) and prior service credits	(3,052)	(3,225)	321
Postretirement benefits, net	5,417	(93,398)	1,277
Other comprehensive (loss) income	$5,417	$(75,216)	$(10,623)

4. Contracts-in-Process and Long-Term Receivables

Contracts-in-Process

Contracts-in-Process consists of (in thousands):

	Year Ended December 31,
	2008	2009
U.S. government contracts:
Amounts billed	$2,218	$520
Unbilled receivables	2,448	1,566
	4,666	2,086
Commercial contracts:
Amounts billed	120,237	123,514
Unbilled receivables	88,748	65,209
	208,985	188,723
Total	$213,651	$190,809

As of December 31, 2008 and 2009, billed receivables were reduced by an allowance for doubtful accounts of $0.9 million and $3.7 million, respectively.

Unbilled amounts include recoverable costs and accrued profit on progress completed, which have not been billed. Such amounts are billed in accordance with the contract terms, typically upon shipment of the product, achievement of contractual milestones, or completion of the contract and, at such time, are reclassified to billed receivables. Fresh-start fair value adjustments relating to contracts-in-process are amortized on a percentage of completion basis as performance under the related contract is completed.

Long-Term Receivables

Billed receivables relating to long-term contracts are expected to be collected within one year. We classify deferred billings and the orbital component of unbilled receivables expected to be collected beyond one year as long-term. Fresh-start fair value adjustments relating to long-term receivables are amortized on the effective interest method over the life of the related orbital stream.

SPACE SYSTEMS/LORAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

4. Contracts-in-Process and Long-Term Receivables  – (continued)

Receivable balances related to satellite orbital incentive payments and billings deferred as of December 31, 2009, are scheduled to be received as follows (in thousands):

Long-term Receivables
2010	$6,654
2011	7,202
2012	14,545
2013	17,024
2014	15,417
Thereafter	182,317
243,159
Less current portion included in contracts-in-process	(6,654)
Long-term receivables	$236,505

5. Property, Plant and Equipment

Property, Plant and Equipment consists of (in thousands):

	Year Ended December 31,
	2008	2009
Land and land improvements	$26,913	$26,852
Buildings	59,038	68,698
Leasehold improvements	8,986	9,225
Equipment, furniture and fixtures	133,497	156,077
Other construction in progress	21,861	17,243
	250,295	278,095
Accumulated depreciation and amortization	(72,787)	(97,867)
	$177,508	$180,228

Depreciation and amortization expense for property, plant and equipment was $21.0 million, $23.5 million and $25.1 million for the years ended December 31, 2007, 2008 and 2009, respectively. During the year ended December 31, 2007, the Company recorded a $2.0 million write-off of construction in progress associated with the redirection of a capacity expansion project.

6. Goodwill and Intangible Assets

Goodwill

Goodwill represented the amount by which the Company’s reorganization equity value exceeded the fair value of its tangible assets and identified intangible assets less its liabilities, as of October 1, 2005, the date we adopted fresh-start accounting. Our 2008 goodwill impairment test resulted in the recording of an impairment charge for the entire goodwill balance of $228.2 million. The Company’s estimate of the fair value of SS/L employed both a comparable public company analysis, which considered the valuation multiples of companies deemed comparable, in whole or in part, to the Company and a discounted cash flow analysis that calculated a present value of the projected future cash flows of SS/L. The Company considered both quantitative and qualitative factors in assessing the reasonableness of the underlying assumptions used in the valuation process. Testing goodwill for impairment requires significant subjective judgments by management.

SPACE SYSTEMS/LORAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

6. Goodwill and Intangible Assets  – (continued)

The following table summarizes the changes in the carrying amount of goodwill for the years ended December 31, 2008 and 2009 (in thousands):

	2008	2009
Balance as of January 1,
Goodwill	$228,304	$228,203
Accumulated impairment losses	—	(228,203)
	228,304	—
Reversal of uncertain tax positions due to expiration of statute of limitations	(101)	—
Impairment loss	(228,203)	—
Balance as of December 31,
Goodwill	228,203	228,203
Accumulated impairment losses	(228,203)	(228,203)
	$—	$—

Intangible Assets

Intangible assets were established in connection with our adoption of fresh-start accounting and consist of (in thousands):

	Weighted Average Remaining Amortization Period (Years)	December 31, 2008		December 31, 2009
		Gross Amount	Accumulated Amortization	Gross Amount	Accumulated Amortization
Internally developed software and technology	2	$59,027	$(35,154)	$59,027	$(45,972)
Trade names	16	9,200	(1,495)	9,200	(1,955)
Total		$68,227	$(36,649)	$68,227	$(47,927)

Total amortization expense for intangible assets was $11.3 million for each of the years ended December 31, 2007, 2008 and 2009. Annual amortization expense for intangible assets for the five years ending December 31, 2014, is estimated to be as follows (in thousands):

2010	$9,190
2011	2,931
2012	2,314
2013	460
2014	460

The following summarizes fair value adjustments in connection with our adoption of fresh-start accounting related to contracts-in-process, long-term receivables, customer advances and billings in excess of costs and profits and long-term liabilities (in thousands):

	December 31,
	2008	2009
Gross fair value adjustments	$(36,896)	$(36,896)
Accumulated amortization	19,084	16,446
	$(17,812)	$(20,450)

SPACE SYSTEMS/LORAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

6. Goodwill and Intangible Assets  – (continued)

Amortization of these fresh-start accounting fair value adjustments was a credit to expense of $0.1 million and $1.8 million in 2007 and 2008, respectively, and a charge to expense of $2.6 million in 2009.

7. Income Taxes

The provision (benefit) for income taxes for 2007, 2008 and 2009 consists of the following (in thousands):

	Year Ended December 31,
	2007	2008	2009
Current:
U.S. federal	$(755)	$(439)	$20
State and local	(266)	147	4,064
Total current	(1,021)	(292)	4,084
Deferred:
U.S. federal	6,852	408	(3,017)
State and local	(6,040)	(101)	346
Total deferred	812	307	(2,671)
Total income tax provision (benefit)	$(209)	$15	$1,413

Our current provision (benefit) includes an increase (decrease) to our liability for UTPs for (in thousands):

	Year Ended December 31,
	2007	2008	2009
Unrecognized tax benefits	$115	$(345)	$2,354
Interest expense	(103)	(49)	213
Penalties	(1)	(10)	102
Total	$11	$(404)	$2,669

At December 31, 2008 and 2009, due to Loral included amounts currently payable for federal, state and local income taxes of $0.1 million and $1.3 million, respectively.

For 2009, the deferred income tax benefit of $2.7 million related primarily to (i) a benefit of $3.0 million for the increase to our deferred tax asset for federal AMT credits (ii) offset by a provision of $0.3 million for the decrease to our deferred tax assets for state AMT and research tax credits.

For 2008, the deferred income tax provision of $0.3 million related primarily to (i) a provision of $0.5 million for the decrease to our deferred tax asset for federal and state AMT credits (ii) offset by a benefit of $0.2 million for the increase to our deferred tax asset for state research tax credits.

For 2007, the deferred income tax provision of $0.8 million related primarily to (i) a provision of $1.2 million as a result of the return-to-provision adjustments from 2006 which utilized deferred tax benefits from periods preceding October 1, 2005, the date we adopted fresh-start accounting, (where the excess valuation allowance was recorded as a reduction to goodwill), (ii) offset by a benefit of $0.4 million for the increase to our deferred tax asset for additional federal and state AMT credits.

SPACE SYSTEMS/LORAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

7. Income Taxes  – (continued)

The provision for income taxes presented above excludes (i) a deferred tax benefit of $0.5 million for the year ended December 31, 2007 upon adoption of the accounting guidance for UTPs in ASC Topic 740 and (ii) a deferred tax provision of $4.2 million for the year ended December 31, 2007 related to pension actuarial gains and prior service credits recorded in accumulated other comprehensive loss. There were no items excluded for 2008 and 2009.

The provision (benefit) for income taxes differs from the amount computed by applying the statutory U.S. federal income tax rate because of the effect of the following items (in thousands):

	Year Ended December 31,
	2007	2008	2009
Tax provision (benefit) at U.S. statutory rate of 35%	$(1,962)	$(78,800)	$12,276
Permanent adjustments which change statutory amounts:
State and local income taxes, net of federal income tax	(6,726)	183	1,219
Impairment of goodwill	—	79,871	—
Federal tax credits	—	(2,105)	(3,198)
Provision for unrecognized tax benefits	48	(44)	305
Nondeductible expenses	225	781	765
Change in valuation allowance	8,283	229	(9,904)
Other, net	(77)	(100)	(50)
Total income tax provision (benefit)	$(209)	$15	$1,413

On January 1, 2007, we adopted the guidance for UTPs in ASC Topic 740 with unrecognized tax benefits relating to UTPs of $2.5 million and also recorded the cumulative effect of adoption with an increase of $0.5 million to accumulated deficit, an increase of $0.3 million to goodwill, an increase of $0.1 million to deferred income tax assets, a decrease of $0.4 million to deferred income tax liabilities and an increase of $1.3 million to long-term liabilities.

The Company recognizes accrued interest and penalties related to UTPs in income tax expense. As of January 1, 2007 in connection with the adoption, we recorded approximately $0.1 million and $0.1 million for the payment of tax-related interest and penalties, respectively. During 2007 we recognized additional charges of $0.1 million and $0.1 million for the payment of tax-related interest and penalties, respectively.

During 2008, we recognized additional charges of $0.1 million for tax-related interest. During 2008, the statute of limitations for assessment of additional tax expired with regard to our federal income tax return filed for 2004, resulting in the reversal of $0.1 million and $0.1 million for accrued interest and penalties, respectively.

During 2009, we recognized additional charges of $0.2 million and $0.1 million for tax-related interest and penalties, respectively. At December 31, 2009, we have accrued $0.4 million and $0.2 million for the payment of tax-related interest and penalties, respectively.

The following table summarizes the activity related to our unrecognized tax benefits (in thousands):

	Year Ended December 31,
	2007	2008	2009
Balance at January 1	$2,450	$2,093	$1,606
Increases related to prior year tax positions	—	—	11,530
Decreases related to prior year tax positions	(242)	(121)	—
Decrease as a result of statute expirations	—	(366)	(118)
Decreases as a result of tax settlements	(115)	—	(3,533)
Increases related to current year tax positions	—	—	5,856
Balance at December 31	$2,093	$1,606	$15,341

SPACE SYSTEMS/LORAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

7. Income Taxes  – (continued)

With few exceptions, the Company is no longer subject to U.S. federal, state or local income tax examinations by tax authorities for years prior to 2005. While we intend to contest any future tax assessments for uncertain tax positions, no assurance can be provided that we would ultimately prevail. During the next twelve months, the statute of limitations for assessment of additional tax will expire with regard to several of our state income tax returns filed for 2005 and federal and state income tax returns filed for 2006, potentially resulting in a $0.8 million reduction to our unrecognized tax benefits.

The liability for UTPs is included in long-term liabilities in the consolidated balance sheets. For 2009, we increased our liability for UTPs from $0.8 million to $3.4 million. The net increase of $2.6 million related to (i) an increase of $2.4 million to our current provision for tax positions derived from tax strategies adopted in 2009, (ii) an increase of $0.4 million to our current provision for potential additional interest and penalties, offset by (iii) a decrease of $0.2 million from the reversal of liabilities for UTPs due to the expiration of the statute of limitations for the assessment of additional state tax for 2003 and 2004, of which $0.1 million was treated as current income tax benefit and $0.1 million reduced our deferred tax assets.

For 2008, we decreased our liability for UTPs from $1.3 million to $0.8 million. The net decrease of $0.5 million related to (i) an increase of $0.1 million to our current provision for potential additional interest, offset by (ii) a decrease of $0.6 million from the reversal of liabilities for UTPs due to the expiration of the statute of limitations for the assessment of additional federal tax for 2004, of which $0.1 million was recorded as a reduction to goodwill, $0.1 million was treated as current income tax benefit and $0.4 million reduced our deferred tax assets.

If our positions are sustained by the taxing authorities, approximately $2.9 million of the liability for UTPs will reduce the Company’s income tax provision and $0.5 million will reduce deferred tax assets. Other than as described above, there were no significant changes to our unrecognized tax benefits during the twelve months ended December 31, 2009, and we do not anticipate any other significant increases or decreases to our unrecognized tax benefits during the next twelve months.

At December 31, 2009, we had federal net operating loss (“NOL”) carryforwards of approximately $217.1 million, federal research tax credit carryforwards of $7.8 million and state NOL carryforwards of approximately $123.4 million which expire from 2010 to 2029, as well as federal AMT credit carryforwards of approximately $2.8 million that may be carried forward indefinitely.

The reorganization of the Company upon emergence from bankruptcy constituted an ownership change under section 382 of the Internal Revenue Code. Accordingly, use of our tax attributes, such as NOLs and tax credits generated prior to the ownership change, are subject to an annual limitation of approximately $13.7 million.

We assess the recoverability of our NOLs and other deferred tax assets and based upon this analysis, record a valuation allowance to the extent recoverability does not satisfy the “more likely than not” recognition criteria. Based upon this analysis, we concluded that, due to insufficient positive evidence substantiating recoverability as of December 31, 2009, the 100% valuation allowance against our deferred tax assets with the exception of our $3.2 million deferred tax asset relating to AMT credit carryforwards, should continue to be maintained.

As of December 31, 2009, we had valuation allowances totaling $212.2 million. We will continue to maintain the valuation allowance until sufficient positive evidence exists to support full or partial reversal.

During 2009, our valuation allowance decreased by $6.9 million. The net change consisted primarily of (i) an increase of $4.7 million charged to accumulated other comprehensive loss offset by (ii) a decrease of $9.9 million credited to continuing operations and (iii) a decrease of $1.7 million offset by a corresponding decrease to the deferred tax asset.

SPACE SYSTEMS/LORAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

7. Income Taxes  – (continued)

During 2008, our valuation allowance increased by $40.6 million. The net change consisted primarily of (i) an increase of $0.2 million charged to continuing operations (ii) an increase of $32.9 million charged to accumulated other comprehensive loss and, (iii) an increase of $7.5 million offset by a corresponding increase to the deferred tax asset.

During 2007, our valuation allowance increased by $20.4 million. The net change consisted primarily of (i) a decrease of $5.4 million relating to the reversal of an excess valuation allowance recorded as a reduction to goodwill, (ii) a decrease of $1.5 million as part of the cumulative effect of adopting the guidance regarding UTPs in ASC 740, (iii) an increase of $19.0 million offset by a corresponding increase to the deferred tax asset, and (iv) an increase of $8.3 million charged to continuing operations.

The significant components of our net deferred income tax assets at December 31, 2008 and 2009, are as follows (in thousands):

	Year Ended December 31,
	2008	2009
Deferred tax assets:
Postretirement benefits other than pensions	$28,309	$29,142
Inventoried costs	19,763	18,284
Net operating loss and tax credit carryforwards	107,997	88,691
Compensation and benefits	8,645	14,822
Income recognition on long-term contracts	12,258	19,897
Deferred research and development costs	14,328	10,840
Other, net	2,519	2,896
Federal benefit of uncertain tax positions	170	966
Pension costs	59,686	57,162
Total deferred tax assets before valuation allowance	253,675	242,700
Less valuation allowance	(219,101)	(212,234)
Net deferred tax assets	34,574	30,466
Deferred tax liabilities:
Property, plant, and equipment	20,206	18,275
Intangible assets	13,796	8,948
Total deferred tax liabilities	34,002	27,223
Net deferred tax assets	$572	$3,243

At December 31, 2008 and 2009, the Company had $4.5 million and $5.3 million of net current deferred tax assets included in other current assets and $3.9 million and $2.1 million of net non-current deferred tax liabilities included in long-term liabilities, respectively.

8. Debt Obligations

On October 16, 2008, SS/L entered into a credit agreement (the “Credit Agreement”) with several banks and other financial institutions. The Credit Agreement provides for a $100.0 million senior secured revolving credit facility (the “Revolving Facility”). The Revolving Facility includes a $50.0 million letter of credit sublimit. The Credit Agreement is for a term of three years, maturing on October 16, 2011 (the “Maturity Date”).

SPACE SYSTEMS/LORAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

8. Debt Obligations  – (continued)

The following summarizes information related to the Credit Agreement (in thousands, except percentages):

	December 31,
	2008	2009
Letters of credit outstanding	$4,927	$4,921
Borrowings	55,000	—
Interest rate on revolver borrowings	4.2575%	—

	Year Ended December 31,
	2008	2009
Interest expense (including commitment and letter of credit fees)	$323	$1,168
Amortization of issuance costs	183	878

The Credit Agreement includes a feature that will allow SS/L, on a one-time basis, to increase the available commitment by $25.0 million, subject to securing additional commitments from the current lenders or other lending institutions. In addition, the Credit Agreement contains customary conditions precedent to each borrowing, including absence of defaults and accuracy of representations and warranties. The Revolving Facility is available to finance the working capital needs and general corporate purposes of SS/L.

The obligations under the Credit Agreement are secured by (i) a first mortgage on certain real property owned by SS/L, (ii) a first priority security interest in certain tangible and intangible assets of SS/L and certain of its subsidiaries and (iii) a pledge of all issued and outstanding common stock of SS/L and certain of its subsidiaries. As part of the transaction, Loral entered into an agreement (the “Parent Guarantee”) guaranteeing loans under the Credit Agreement and SS/L’s other monetary obligations thereunder. The Parent Guarantee contains a covenant that limits the amount of dividends or other distributions to stockholders that can be made by Loral from the disposition of any capital stock of Telesat Holdings Inc. (“Telesat”), an affiliate of Loral, to the greater of (i) 66 2/3% of the proceeds and (ii) the amount by which the proceeds exceed $200 million.

At SS/L’s election, outstanding indebtedness under the Revolving Facility bears interest at an annual rate equal to either: (a) 2.75% plus the greater of (1) the Prime Rate then in effect and (2) the Federal Funds Rate then in effect plus 0.5% (the “ABR Rate”) or (b) the Eurodollar Rate plus 3.75%. Interest on an ABR loan is paid quarterly and interest on a Eurodollar loan is paid either on the last day of the interest period or quarterly, whichever is shorter. In addition, the Credit Agreement requires the Company to pay certain customary fees, costs and expenses of the lenders.

The Credit Agreement contains certain covenants which, among other things, limit the incurrence of additional indebtedness, capital expenditures, investments, dividends or stock repurchases, asset sales, mergers and consolidations, liens, changes to the line of business and other matters customarily restricted in such agreements. The material financial covenants, ratios or tests contained in the Credit Facility are:

•	SS/L must not permit its consolidated leverage ratio as of (i) the last day of any period of four consecutive fiscal quarters or (ii) the date of incurrence of certain indebtedness to exceed 3.50 to 1.00 from October 16, 2008 to September 29, 2009, 3.25 to 1.00 from September 30, 2009 through December 30, 2009 and 3.00 to 1.00 from December 31, 2009 and thereafter until the Maturity Date.
•	SS/L must maintain a minimum consolidated interest coverage ratio of at least 3.50 to 1.00 as of the last day of any fiscal quarter for the period of four consecutive fiscal quarters ending on such day.

SPACE SYSTEMS/LORAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

8. Debt Obligations  – (continued)

SS/L may prepay outstanding principal in whole or in part, together with accrued interest, without premium or penalty. The Credit Agreement requires SS/L to prepay outstanding principal and accrued interest upon certain events, including certain asset sales. If an event of default shall occur and be continuing, the commitments of all Lenders under the Credit Agreement may be terminated and the principal amount outstanding, together with all accrued and unpaid interest, may be declared immediately due and payable. Under the Credit Agreement, events of default include, among other things, non-payment of amounts due under the Credit Agreement, default in payment of certain other indebtedness, breach of certain covenants, bankruptcy, violations under ERISA, violations under certain United States export control laws and regulations, a change of control of SS/L and if certain liens on the collateral securing the obligations under the Credit Agreement fail to be perfected. All outstanding principal is payable in full upon the Maturity Date.

The Company incurred debt issuance costs of $2.6 million, which are being amortized over the life of the Credit Agreement as a component of interest expense.

On November 30, 2007, SS/L entered into a second amendment to its amended and restated letter of credit agreement with JP Morgan Chase Bank extending the maturity of the $15.0 million facility to December 31, 2008. This facility was terminated on October 16, 2008 with the closing of the Credit Agreement. Letters of credit outstanding under this facility at that time were transferred to the Credit Agreement.

9. Share Based Payments

The Company’s employees participate in the Loral 2005 stock incentive plan (the “Stock Incentive Plan”) which became effective on November 21, 2005, and was amended and restated on May 22, 2007. The Stock Incentive Plan allows for the grant of several forms of Loral stock-based compensation awards including stock options, stock appreciation rights, restricted stock, restricted stock units, stock bonuses and other stock-based awards (collectively, the “Awards”). Options granted in 2006 to SS/L employees have an exercise price equal to the fair market value of Loral’s stock, as defined, vest over a four year period and have a seven year life. The Awards provide for accelerated vesting if there is a change in control, as defined in the Stock Incentive Plan.

On May 22, 2007, at the annual meeting of Loral’s stockholders, the stockholders approved Loral’s Amended and Restated 2005 Stock Incentive Plan to increase the number of shares available for grant thereunder. These amendments cover grants of 172,150 shares of non-vested restricted stock to employees of SS/L. The fair value of non-vested restricted stock was determined by the closing price of Loral’s common stock on the date of grant.

A summary of stock option activity under the Stock Incentive Plan for the year ended December 31, 2009, is presented below:

	Shares	Weighted- Average Exercise Price	Weighted- Average Remaining Contractual Term	Aggregate Intrinsic Value (In thousands)
Outstanding at January 1, 2009	320,000	$28.44	3.9 years
Granted	—
Exercised	(6,875)	$28.44
Forfeited	—
Outstanding at December 31, 2009	313,125	$28.44	2.9 years	$992
Vested and expected to vest at December 31, 2009	313,125	$28.44	2.9 years	$992
Exercisable at December 31, 2009	313,125	$28.44	2.9 years	$992

SPACE SYSTEMS/LORAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

9. Share Based Payments  – (continued)

A summary of non-vested restricted stock activity for the year ended December 31, 2009 is presented below:

	Shares	Weighted Average Grant Date Fair Value
Non-vested restricted stock at January 1, 2009	72,505	$46.65
Granted	8,000	33.58
Vested	(40,392)	46.65
Forfeited	(2,087)	46.65
Non-vested restricted stock at December 31, 2009	38,026	$43.90

C. Patrick DeWitt, formerly Senior Vice President of Loral and Chief Executive Officer of SS/L and currently Chairman of the Board of SS/L was awarded 25,000 restricted stock units (the “RSUs”) on March 5, 2009, of which 66.67% vest on March 5, 2010, with the remainder vesting ratably on a quarterly basis over the subsequent two years. Each RSU provides the employee with the right to receive one share of Loral voting common stock or cash equal to the fair value of one share of Loral voting common stock, at the option of Loral, on March 12, 2012 or earlier under certain circumstances. The fair value of these RSUs is based upon the market price of Loral voting common stock as of the grant date. The weighted average grant date fair value of the award was $12.41.

In April 2009, other SS/L employees were granted 66,259 shares of Loral voting common stock, which were fully vested as of the grant date. The grant date fair value of the award is based on Loral’s average stock price of $24.01 at the date of grant.

In June 2009, Loral introduced a performance based long-term incentive compensation program consisting of SS/L phantom stock appreciation rights (“SS/L Phantom SARs”). Because SS/L common stock is not freely tradable on the open market and thus does not have a readily ascertainable market value, SS/L equity value under the program is derived from an Adjusted EBITDA-based formula. Each SS/L Phantom SAR provides the recipient with the right to receive an amount equal to the increase in SS/L’s notional stock price over the base price multiplied by the number of SS/L Phantom SARs vested on the applicable vesting date, subject to adjustment. SS/L Phantom SARs are settled and the SAR value (if any) is paid out on each vesting date. SS/L Phantom SARs may be settled in Loral common stock (based on the fair value of Loral common stock on the date of settlement) or cash at the option of Loral. SS/L Phantom SARs awarded in 2009 have a three year or a four year vesting schedule and expire on June 30, 2016.

During 2009, 250,000 SS/L Phantom SARs were awarded to SS/L employees with the following three year vesting schedule: 50% vest on March 18, 2010, 25% vest on March 18 of 2011 and 25% vest on March 18, 2012. In addition, 65,000 SS/L Phantom SARs were awarded with the following four year vesting schedule: 25% vest on March 18, 2010, 25% vest on March 18 of 2011, 25% vest on March 18, 2012 and 25% vest on March 18, 2013. The fair value of the SS/L Phantom SARs is included as a liability in SS/L’s consolidated balance sheets. The payout liability is adjusted each period to reflect the fair value of the underlying SS/L equity based on the actual performance of SS/L. As of December 31, 2009, the amount of the liability in SS/L’s consolidated balance sheet related to the SS/L Phantom SARs was $1.2 million.

SPACE SYSTEMS/LORAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

9. Share Based Payments  – (continued)

A summary of non-vested SS/L Phantom SAR activity for the year ended December 31, 2009 is presented below:

	Shares	Weighted Average Grant Date Fair Value
Non-vested SS/L Phantom SARs at January 1, 2009	—	$—
Granted	315,000	8.73
Vested	—	—
Forfeited	—	—
Non-vested SS/L Phantom SARs at December 31, 2009	315,000	$8.73

For the years ended December 31, 2007, 2008 and 2009, the following activity occurred under the stock incentive plan (in thousands):

	Year Ended December 31,
	2007	2008	2009
Total intrinsic value of options exercised	$873	$—	$38
Total fair value of restricted stock vested	2,590	818	936
Total fair value of stock awards vested	—	—	1,591

We recorded total stock compensation expense of $3.7 million, $2.6 million and $5.5 million (of which $0.9 million is expected to be paid in cash) for the years ended December 31, 2007, 2008 and 2009, respectively. As of December 31, 2009, total unrecognized compensation costs related to non-vested awards were $4.5 million and are expected to be recognized over a weighted average remaining period of 1.3 years.

10. Pensions and Other Employee Benefits

Pensions

Our employees participate in the Loral pension plan and a supplemental retirement plan. These plans are defined benefit pension plans and participants may contribute to the pension plan in order to receive enhanced benefits. Employees hired after June 30, 2006, do not participate in the defined benefit pension plan, but participate in Loral’s defined contribution savings plan with an additional Company contribution. Benefits are based primarily on participants’ compensation and/or years of service. Loral’s funding policy is to fund the pension plan in accordance with the Internal Revenue Code and regulations thereon and to fund the supplemental retirement plan on a discretionary basis. Pension plan assets are generally invested in equity investments and fixed income investments. Plan assets are managed by Russell Investment Corp. (“Russell”), which allocates the assets into funds as directed by Loral. Amounts attributed to SS/L are determined by Loral’s actuaries based on specific SS/L employee information and tracking of assets assigned to SS/L. Obligations related to the supplemental retirement plan are funded on a pay as you go basis.

Other Benefits

In addition to providing pension benefits, we provide certain health care and life insurance benefits for retired employees and dependents. Participants are eligible for these benefits generally when they retire from active service and meet the eligibility requirements for our pension plan. These benefits are funded primarily on a pay-as-you-go basis, with the retiree generally paying a portion of the cost through contributions, deductibles and coinsurance provisions.

SPACE SYSTEMS/LORAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

10. Pensions and Other Employee Benefits  – (continued)

Funded Status

The following tables provide a reconciliation of the changes in the plans’ benefit obligations and fair value of assets attributable to SS/L for 2008 and 2009, and a statement of the funded status as of December 31, 2008 and 2009. We use a December 31 measurement date for the pension plans and other post-retirement benefit plans.

	Pension Benefits For the Year Ended December 31,		Other Benefits For the Year Ended December 31,
	2008	2009	2008	2009
	(In thousands)		(In thousands)
Reconciliation of benefit obligation:
Obligation – beginning of year	$331,688	$343,274	$72,451	$65,535
Service cost	8,516	8,690	1,032	851
Interest cost	21,035	22,043	4,044	3,919
Participant contributions	1,328	1,403	1,772	1,842
Actuarial loss (gain)	875	24,429	(9,089)	(1,456)
Benefit payments	(20,168)	(21,095)	(4,675)	(4,073)
Obligation – end of year	343,274	378,744	65,535	66,618
Reconciliation of fair value of plan assets:
Fair value of plan assets – beginning of year	267,710	199,462	955	742
Actual return on plan assets	(75,305)	40,132	27	5
Employer contributions	25,824	20,970	2,663	1,991
Participant contributions	1,329	1,403	1,772	1,842
Benefit payments	(20,096)	(21,015)	(4,675)	(4,073)
Fair value of plan assets – end of year	199,462	240,952	742	507
Funded status –
Unfunded status at end of year – net amount recognized	$(143,812)	$(137,792)	$(64,793)	$(66,111)

The benefit obligations for pensions and other employee benefits exceeded the fair value of plan assets by $203.9 million at December 31, 2009 (the “unfunded benefit obligations”). The unfunded benefit obligations were measured using a discount rate of 6.5% and 6.0% as of December 31, 2008 and 2009, respectively. Lowering the discount rate by 0.5% would have increased the unfunded benefit obligations by approximately $22 million and $24 million as of December 31, 2008 and 2009, respectively. Market conditions and interest rates will significantly affect future assets and liabilities of Loral’s pension and other employee benefits plans.

The pre-tax amounts recognized in accumulated other comprehensive income as of December 31, 2008 and 2009 consist of (in thousands):

	Pension Benefits For the Year Ended December 31,		Other Benefits For the Year Ended December 31,
	2008	2009	2008	2009
Actuarial (loss) gain	$(77,262)	$(73,753)	$7,353	$8,308
Amendments – prior service credit	28,111	25,392	2,880	2,412
	$(49,151)	$(48,361)	$10,233	$10,720

SPACE SYSTEMS/LORAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

10. Pensions and Other Employee Benefits  – (continued)

The amounts recognized in other comprehensive income during the year ended December 31, 2009, consist of (in thousands):

	Pension Benefits	Other Benefits
Actuarial (loss) gain during the period	$(454)	$1,410
Amortization of actuarial loss (gain)	3,963	(455)
Amortization of prior service credit	(2,719)	(468)
	$790	$487

Amounts recognized in the balance sheet as of December 31, 2008 and 2009, consist of (in thousands):

	Pension Benefits December 31,		Other Benefits December 31,
	2008	2009	2008	2009
Current liabilities	$101	$108	$2,985	$3,311
Long-term liabilities	143,711	137,684	61,808	62,800
	$143,812	$137,792	$64,793	$66,111

The estimated actuarial loss and prior service credit for the pension benefits that will be amortized from accumulated other comprehensive income into net periodic cost over the next fiscal year is $3.1 million and $2.7 million, respectively. The estimated actuarial gain and prior service credit for other benefits that will be amortized from accumulated other comprehensive income into net cost over the next fiscal year is $0.2 million and $0.5 million, respectively.

The accumulated pension benefit obligation was $340.2 million and $373.1 million at December 31, 2008 and 2009, respectively.

During 2009, SS/L contributed $21.0 million to the qualified pension plan and $2.0 million for other employee post-retirement benefit plans. During 2010, based upon current estimates, SS/L expects to contribute approximately $23 million to the qualified pension plan and fund approximately $4 million for other employee post-retirement benefit plans.

The following table provides the components of net periodic cost for the plans for the years ended December 31, 2007, 2008 and 2009 (in thousands):

	Pension Benefits			Other Benefits
	Year Ended December 31,			Year Ended December 31,
	2007	2008	2009	2007	2008	2009
Service cost	$8,554	$8,516	$8,690	$1,401	$1,032	$851
Interest cost	20,200	21,035	22,043	4,438	4,044	3,919
Expected return on plan assets	(22,389)	(23,037)	(16,158)	(36)	(71)	(50)
Amortization of prior service credits	(2,719)	(2,719)	(2,719)	(468)	(468)	(468)
Amortization of net actuarial loss (gain)	(6)	—	3,963	141	(38)	(455)
Net periodic cost	$3,640	$3,795	$15,819	$5,476	$4,499	$3,797

SPACE SYSTEMS/LORAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

10. Pensions and Other Employee Benefits  – (continued)

Assumptions

Assumptions used to determine net periodic cost:

	Year Ended December 31,
	2007	2008	2009
Discount rate	6.00%/6.50%	6.50%	6.5%
Expected return on plan assets	8.50%	8.50%	8.0%
Rate of compensation increase	4.25%	4.25%	4.25%

Assumptions used to determine the benefit obligation:

	Year Ended December 31,
	2007	2008	2009
Discount rate	6.50%	6.50%	6.0%
Rate of compensation increase	4.25%	4.25%	4.25%

The expected long-term rate of return on pension plan assets is selected by taking into account the expected duration of the projected benefit obligation for the plans, the asset mix of the plans and the fact that the plan assets are actively managed to mitigate risk. Based on the target allocation of assets, which is 60% in equity investments and 40% in fixed income investments, the twenty-five year historical return of the investment managers has been 9.3%. The expected long-term rate of return on plan assets determined on this basis was 8.5% for the years ended December 31, 2007 and 2008 and 8.0% for the year ended December 31, 2009. Our expected long-term rate of return on plan assets for 2010 is 8%, which is unchanged from 2009.

Actuarial assumptions to determine the benefit obligation for other benefits as of December 31, 2009, used a health care cost trend rate of 9.5% decreasing gradually to 5% by 2018. Actuarial assumptions to determine the benefit obligation for other benefits as of December 31, 2008, used a health care cost trend rate of 10.0% decreasing gradually to 5% by 2014. Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plans. A 1% change in assumed health care cost trend rates for 2009 would have the following effects (in thousands):

	1% Increase	1% Decrease
Effect on total of service and interest cost components of net periodic postretirement health care benefit cost	$310	$(258)
Effect on the health care component of the accumulated postretirement benefit obligation	$4,713	$(3,793)

Plan Assets

The pension plan has been established by Loral as a retirement vehicle for participants and as a funding vehicle to secure promised benefits. The investment goal is to provide a total return that over time will earn a rate of return to satisfy the benefit obligations given investment risk levels, contribution amounts and expenses. The pension plan invests in compliance with the Employee Retirement Income Security Act 1974 as amended (“ERISA”), and any subsequent applicable regulations and laws.

Loral has adopted an investment policy for the management and oversight of the pension plan. It sets forth the objectives for the pension plan, the strategies to achieve these objectives, procedures for monitoring and control and the delegation of responsibilities for the oversight and management of Pension Plan assets.

Loral’s Board of Directors has delegated primary fiduciary responsibility for pension assets to an investment committee. In carrying out its responsibilities, the investment committee establishes investment policy, makes asset allocation decisions, determines asset class strategies and retains investment managers to

SPACE SYSTEMS/LORAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

10. Pensions and Other Employee Benefits  – (continued)

implement asset allocation and asset class strategy decisions. It is responsible for the investment policy and may amend such policy from time to time.

Pension plan assets are invested in various asset classes in what we believe is a prudent manner for the exclusive purpose of providing benefits to participants. U.S. equities are held for their long-term expected return premium over fixed income investments and inflation. Non-U.S. equities are held for their expected return premium (along with U.S. equities), as well as diversification relative to U.S. equities and other asset classes. Fixed income investments are held for diversification relative to equities. Alternative investments are held for both diversification and higher returns than those typically available in traditional asset classes. Asset allocation policy is reviewed regularly.

Asset allocation policy is the principal method for achieving the pension plan’s investment objectives stated above. Asset allocation policy is reviewed regularly by the investment committee. The pension plan’s actual and targeted asset allocations are as follows:

	Actual Allocation
	December 31,		Target Allocation
	2008	2009	Target	Target Range
Equities	51%	59%	60%	50 – 65%
Fixed Income	49%	41%	40%	35 – 50%
	100%	100%	100%	100%

The target and target range levels can be further defined as follows:

	Target Allocation
	Target	Target Range
U.S. Large Cap Equities	35%	30 – 40%
U.S. Small Cap Equities	5%	3 – 7%
Non-U.S. Equities	15%	10 – 20%
Alternative Equity Investments	5%	0 – 15%
Total Equities	60%	50 – 65%
Fixed Income	35%	30 – 40%
Alternative Fixed Income Investments	5%	0 – 15%
Total Fixed Income	40%	35 – 50%
Total Target Allocation	100%	100%

The pension plan’s assets are actively managed using a multi-asset, multi-style, multi-manager investment approach. Portfolio risk is controlled through this diversification process and monitoring of money managers. Consideration of such factors as differing rates of return, volatility and correlation are utilized in the asset and manager selection process. Diversification reduces the impact of losses in single investments. Performance results and fund accounting are provided to Loral by Russell on a monthly basis. Periodic reviews of the portfolio are performed by the investment committee with Russell. These reviews typically consist of a market and economic review, a performance review, an allocation review and a strategy review. Performance is judged by investment type against market indexes. Allocation adjustments or fund changes may occur after these reviews. Performance is reported to Loral’s Board of Directors at quarterly board meetings.

SPACE SYSTEMS/LORAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

10. Pensions and Other Employee Benefits  – (continued)

Fair Value Measurements

The values of the fund trusts are calculated using systems and procedures widely used across the investment industry. Generally, investments are valued based on information in financial publications of general circulation, statistical and valuation services, discounted cash flow methodology, records of security exchanges, appraisal by qualified persons, transactions and bona fide offers.

The table below provides the fair values of our pension plan assets at December 31, 2009, by asset category. The table also identifies the level of inputs used to determine the fair value of assets in each category. The pension plan assets are mainly held in commingled employee benefit fund trusts.

	Fair Value Measurements at December 31, 2009
	Total	Percentage	Quoted Prices In Active Markets For Identical Assets Level 1	Significant Observable Inputs Level 2	Significant Unobservable Inputs Level 3
	(In thousands)
Asset Category
Cash
Equity securities:
U.S. large-cap(1)	$75,111	31%		$75,111
U.S. small-cap(2)	12,310	5%		12,310
Non-U.S.(3)	43,228	18%		43,228
Alternative investments:
Equity long/short fund(4)	5,143	2%			$5,143
Private equity fund(5)	5,874	3%			5,874
	141,666	59%		130,649	11,017
Fixed income securities:
Commingled funds(6)	93,118	39%		93,118
Alternative investments:
Distressed opportunity limited partnership(7)	3,014	1%			3,014
Diversified alternatives fund(8)	2,949	1%			2,949
Other limited partnerships(9)	205				205
	99,286	41%		93,118	6,168
	$240,952	100%		$223,767	$17,185

(1)	Investments in common stocks that rank among the largest 1,000 companies in the U.S. stock market.
(2)	Investments in common stocks that rank among the small capitalization stocks in the U.S. stock market.
(3)	Investments in common stocks of companies from developed and emerging countries around the world.
(4)	Investments primarily in long and short positions in equity securities of U.S. and non-U.S. companies. This fund has semi-annual tender offer redemption periods on June 30 and December 31.
(5)	Fund invests in portfolios of secondary interest in established venture capital, buyout, mezzanine and special situation funds on a global basis. Loral committed to invest up to $10 million in this fund. $6.95 million has been invested through December 31, 2009. Fund is valued on a quarterly lag with adjustment for subsequent cash activity.

SPACE SYSTEMS/LORAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

10. Pensions and Other Employee Benefits  – (continued)

(6)	Investments in bonds representing many sectors of the broad bond market with both short-term and intermediate-term maturities.
(7)	Investments mainly in discounted debt securities, bank loans, trade claims and other debt and equity securities of financially troubled companies. This partnership has a one year lock-up period with semi-annual withdrawal rights on June 30 and December 31 thereafter. Our initial investment was made August 3, 2009.
(8)	Fund is a fund of hedge funds. Fund is closed and currently unwinding its holdings. The remaining portfolio is illiquid and could take four or five years or possibly more to liquidate. Fund is valued on a one month lag with adjustment for subsequent cash activity.
(9)	Investments in other partnerships (mainly partnerships that provided mezzanine financing) that have reached their end of life and have closed and are unwinding their holdings.

The significant amount of Level 2 investments in the table results from including in this category investments in commingled funds that contain investments with values based on quoted market prices, but for which the funds are not valued on a quoted market basis. These commingled funds are valued at their net asset values (NAVs) that are calculated by the investment manager or sponsor. Equity investments in both U.S and non-U.S. stocks are primarily valued using a market approach based on the quoted market prices of identical securities. Fixed income investments are primarily valued using a market approach with inputs that include broker quotes, benchmark yields, base spreads and reported trades.

Additional information pertaining to the changes in the fair value of the pension plan assets classified as Level 3 for the year ended December 31, 2009 is presented below:

	Fair Value Measurements Using Significant Unobservable Inputs (Level 3)
	Private Equity Fund	Equity Long/Short Fund	Distressed Opportunity Ltd. Partnership	Diversified Alternatives Fund	Other Limited Partnership	Total
	(In thousands)
Beginning balance at January 1, 2009	$6,251	$—	$—	$8,216	$378	$14,845
Unrealized gain/(loss)	(988)	440	192	(494)	181	(669)
Realized gain/(loss)	—	—	—	(1,030)	(324)	(1,354)
Purchases	611	4,703	2,822	—	—	8,136
Sales	—	—	—	(3,743)	(30)	(3,773)
Ending balance at December 31, 2009	$5,874	$5,143	$3,014	$2,949	$205	$17,185

Both the Equity Long/Short Fund and the Distressed Opportunity Limited Partnership are valued at each month-end based upon quoted market prices by the investment managers. They are included in Level 3 due to their restrictions on redemption to semi-annual periods on June 30 and December 31.

The diversified alternatives fund is a fund of hedge funds. Hedge fund net asset value is calculated by the fund manager and is not publicly available. The fund of funds manager accumulates all the underlying fund values and accumulates them in determining the fund of funds net asset value. Due to the illiquidity issues of remaining holdings at December 31, 2009, the fund manager derived fair market valuations derived from discussions focusing on underlying fundamentals and significant events.

The private equity fund and limited partnership valuations are primarily based on cost/price of recent investments, earnings/performance multiples, net assets, discounted cash flows, comparable transactions and industry benchmarks. The annual audited financial statements of all funds are reviewed by Loral management.

SPACE SYSTEMS/LORAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

10. Pensions and Other Employee Benefits  – (continued)

Benefit Payments

The following benefit payments, which reflect future services, as appropriate, are expected to be paid (in thousands):

		Other Benefits
	Pension Benefits	Gross Benefit Payments	Medicare Subsidy Receipts
2010	$23,134	$4,231	$300
2011	23,929	4,600	332
2012	24,546	4,833	366
2013	24,898	5,002	397
2014	25,676	5,179	433
2015 to 2019	139,067	27,911	2,679

Employee Savings Plan

We have an employee savings (401k) plan, to which the Company provides contributions which match up to 6% of a participant’s base salary at a rate of 66 2/3%, and retirement contributions. Retirement contributions represent contributions made by the Company to provide added retirement benefits to employees hired on or after July 1, 2006, as they are not eligible to participate in our defined benefit pension plan. Retirement contributions are provided regardless of an employee’s contribution to the savings (401k) plan. Matching contributions and retirement contributions are collectively known as Company contributions. Company contributions are made in cash and placed in each participant’s age appropriate “life cycle” fund. For the years ended December 31, 2007, 2008 and 2009, Company contributions were $7.0 million, $8.1 million and $8.6 million, respectively. Participants of the savings (401k) plan are able to redirect Company contributions to any available fund within the plan. Participants are also able to direct their contributions to any available fund.

11. Financial Instruments and Foreign Currency

Financial Instruments

The carrying amount of cash equivalents and restricted cash approximates fair value because of the short maturity of those instruments. The fair value of derivatives is based on the income approach, using observable Level II market expectations at the measurement date and standard valuation techniques to discount future amounts to a single present value.

Foreign Currency

We, in the normal course of business, are subject to the risks associated with fluctuations in foreign currency exchange rates. To limit this foreign exchange rate exposure, the Company seeks to denominate its contracts in U.S. dollars. If we are unable to enter into a contract in U.S. dollars, we review our foreign exchange exposure and, where appropriate, derivatives are used to minimize the risk of foreign exchange rate fluctuations to operating results and cash flows. We do not use derivative instruments for trading or speculative purposes.

SPACE SYSTEMS/LORAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

11. Financial Instruments and Foreign Currency  – (continued)

As of December 31, 2009, SS/L had the following amounts denominated in Japanese yen and euros (which have been translated into U.S. dollars based on the December 31, 2009 exchange rates) that were unhedged:

	Foreign Currency	U.S.$
	(In thousands)
Future revenues – Japanese yen	¥35,062	$380
Future expenditures – Japanese yen	¥4,613,707	$50,018
Contracts-in-process, unbilled receivables – Japanese yen	¥75,430	$818
Future revenues – euros	€4,420	$6,335
Future expenditures – euros	€2,370	$3,397

Derivatives and Hedging Transactions

All derivative instruments are recorded at fair value as either assets or liabilities in our consolidated balance sheets. Each derivative instrument is generally designated and accounted for as either a hedge of a recognized asset or a liability (“fair value hedge”) or a hedge of a forecasted transaction (“cash flow hedge”). Certain of these derivatives are not designated as hedging instruments and are used as “economic hedges” to manage certain risks in our business.

As a result of the use of derivative instruments, the Company is exposed to the risk that counterparties to derivative contracts will fail to meet their contractual obligations. The Company does not hold collateral or other security from its counterparties supporting its derivative instruments. In addition, there are no netting arrangements in place with the counterparties. To mitigate the counterparty credit risk, the Company has a policy of only entering into contracts with carefully selected major financial institutions based upon their credit ratings and other factors.

The aggregate fair value of derivative instruments was a net asset position of $3.9 million as of December 31, 2009. This amount represents the maximum exposure to loss at the reporting date as a result of the potential failure of the counterparties to perform as contracted.

Cash Flow Hedges

The Company enters into long-term construction contracts with customers and vendors, some of which are denominated in foreign currencies. Hedges of expected foreign currency denominated contract revenues and related purchases are designated as cash flow hedges and evaluated for effectiveness at least quarterly. Effectiveness is tested using regression analysis. The effective portion of the gain or loss on a cash flow hedge is recorded as a component of other comprehensive income (“OCI”) and reclassified to income in the same period or periods in which the hedged transaction affects income. The ineffective portion of a cash flow hedge gain or loss is included in income.

On July 9, 2008, SS/L was awarded a satellite contract denominated in Euros and entered into a series of foreign exchange forward contracts with maturities through 2011 to hedge associated foreign currency exchange risk because our costs are denominated principally in U.S. dollars. These foreign exchange forward contracts have been designated as cash flow hedges of future Euro denominated receivables.

SPACE SYSTEMS/LORAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

11. Financial Instruments and Foreign Currency  – (continued)

The maturity of foreign currency exchange contracts held as of December 31, 2009 is consistent with the contractual or expected timing of the transactions being hedged, principally receipt of customer payments under long-term contracts. These foreign exchange contracts mature as follows:

	To Sell
Maturity	Euro Amount	At Contract Rate	At Market Rate
	(In thousands)
2010	€19,210	$29,389	$27,529
2011	23,493	35,663	33,650
	€42,703	$65,052	$61,179

Balance Sheet Classification

The following summarizes the fair values and location in our consolidated balance sheet of all derivatives held by SS/L as of December 31, 2009:

	Asset Derivatives
	Balance Sheet Location	Fair Value
		(In thousands)
Derivatives designated as hedging instruments
Foreign exchange contracts	Other current assets	$1,860
Foreign exchange contracts	Other assets	1,846
		3,706
Derivatives not designated as hedging instruments
Foreign exchange contracts	Other assets	167
Total Derivatives		$3,873

Cash Flow Hedge Gains (Losses) Recognition

The following summarizes the gains (losses) recognized in the consolidated statement of operations and in accumulated other comprehensive income for all derivatives for the year ended December 31, 2009:

Derivatives in Cash Flow Hedging Relationships	Amount of Gain (Loss) Recognized in OCI on Derivative (Effective Portion)	Gain Reclassified from Accumulated OCI into Income (Effective Portion)		Loss on Derivative Ineffectiveness and amounts excluded from Effectiveness Testing
		Location	Amount	Location	Amount
	(In thousands)		(In thousands)		(In thousands)
Foreign exchange contracts	$(274)	Revenue	$11,806	Revenue	$(1,085)
Foreign exchange contracts	$180	—		Interest income	$(72)

Cash Flow Derivatives Not Designated as Hedging Instruments	Gain Recognized in Income on Derivative
	Location	Amount
		(In thousands)
Foreign exchange contracts	Revenue	$335

We estimate that $5.7 million of net gains from derivative instruments included in accumulated other comprehensive income will be reclassified into earnings within the next 12 months.

SPACE SYSTEMS/LORAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

12. Commitments and Contingencies

Financial Matters

Due to the long lead times required to produce purchased parts, we have entered into various purchase commitments with suppliers. These commitments aggregated approximately $469 million as of December 31, 2009 and primarily relate to customer contracts in backlog.

We have deferred revenue and accrued liabilities for performance warranty obligations relating to satellites sold to customers, which could be affected by future performance of the satellites. These reserves for expected costs for warranty reimbursement and support are based on historical failure rates. However, in the event of a catastrophic failure of a satellite, which cannot be predicted, these reserves likely will not be sufficient. SS/L periodically reviews and adjusts the deferred revenue and accrued liabilities for warranty reserves based on the actual performance of each satellite and remaining warranty period. A reconciliation of such deferred amounts for the years ended December 31, 2007, 2008 and 2009, is as follows (in thousands):

	Year Ended December 31,
	2007	2008	2009
Balance of deferred amounts at January 1,	$54,772	$35,026	$36,255
Warranty costs incurred including payments	(10,790)	(956)	(1,239)
Accruals relating to pre-existing contracts (including changes in estimates)	(8,956)	2,185	2,151
Balance of deferred amounts at December 31,	$35,026	$36,255	$37,167

Many of our satellite contracts permit our customers to pay a portion of the purchase price for the satellite over time subject to the continued performance of the satellite (“orbitals”), and certain of our satellite contracts require us to provide vendor financing to our customers, or a combination of these contractual terms. Some of these arrangements are provided to customers that are start-up companies, companies in the early stages of building their businesses or highly leveraged companies, including some with near-term debt maturities. There can be no assurance that these companies or their businesses will be successful and, accordingly, that these customers will be able to fulfill their payment obligations under their contracts. We believe that these provisions will not have a material adverse effect on our consolidated financial position or our results of operations, although no assurance can be provided. Moreover, our receipt of orbital payments is subject to the continued performance of our satellites generally over the contractually stipulated life of the satellites. Because these orbital receivables could be affected by future satellite performance, there can be no assurance that we will be able to collect all or a portion of these receivables. Orbital receivables and vendor financing receivables included in our consolidated balance sheet as of December 31, 2009 were $240 million, net of fair value adjustments of $19 million. Approximately $124 million of the gross orbital receivables are related to satellites launched as of December 31, 2009 and $135 million are related to satellites under construction as of December 31, 2009.

As of December 31, 2009, SS/L had receivables included in contracts in process from DBSD Satellite Services G.P. (formerly known as ICO Satellite Services G.P. and referred to herein as “ICO”), a customer with an SS/L-built satellite in orbit, in the aggregate amount of approximately $7 million. In addition, ICO has future payment obligations to SS/L which total in excess of $26 million, of which approximately $12 million (including $9 million of orbital incentives) is included in long-term receivables. ICO, which filed for bankruptcy protection under chapter 11 of the Bankruptcy Code in May 2009, has agreed to, and the ICO Bankruptcy Court has approved, ICO’s assumption of its contract with SS/L, with certain modifications. The contract modifications do not have a material adverse effect on SS/L, and, although the timing of payments to be received from ICO has changed (for example, certain significant payments become due only on or after the effective date of ICO’s plan of reorganization), SS/L expects to receive substantially the same net present value from ICO as SS/L was entitled to receive under the original contract. ICO’s plan of reorganization was confirmed by the ICO Bankruptcy Court in October 2009. The effective date of the plan is subject to, among

SPACE SYSTEMS/LORAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

12. Commitments and Contingencies  – (continued)

other things, funding of a new exit financing facility, regulatory approval of the FCC and favorable resolution of any appeals or a finding that such appeals are moot.

SS/L also had a past due receivable in the aggregate amount of approximately $3 million from Protostar Ltd. (“Protostar”), another highly-leveraged customer with an SS/L-built satellite in orbit. Protostar filed for bankruptcy protection under chapter 11 of the Bankruptcy Code in July 2009 and, in October 2009, SS/L filed a proof of claim with respect to its receivable. On October 29, 2009, Protostar conducted an auction for the sale of substantially all of the assets of Protostar I Ltd., including Protostar I, its SS/L-built satellite, and the sale to the winning bidder was approved by the Protostar Bankruptcy Court on November 4, 2009. In consideration of SS/L’s ongoing business relationship with the winning bidder, SS/L withdrew its claim subject to the closing of the sale to the winning bidder and wrote-off the full amount of the Protostar receivable.

On July 30, 2007, SS/L entered into an Amended and Restated Customer Credit Agreement (the “Sirius Credit Agreement”) with Sirius Satellite Radio Inc. (“Sirius”). Effective December 1, 2009, SS/L’s commitments to make loans to Sirius under the Sirius Credit Agreement were terminated, SS/L has no remaining obligation to extend credit to Sirius under the Sirius Credit Agreement, the Sirius Credit Agreement and related security agreement were terminated (except for provisions that expressly provide for survival after termination), and liens granted to SS/L by Sirius were released.

Sirius had previously requested payment from SS/L of $15 million in liquidated damages with respect to the claimed late delivery of the FM-5 Satellite. In October 2009, Sirius agreed that it was not entitled to such payment.

Satellite Matters

Satellites are built with redundant components or additional components to provide excess performance margins to permit their continued operation in case of component failure, an event that is not uncommon in complex satellites. Thirty of the satellites built and launched since 1997 and still on orbit have experienced some loss of power from their solar arrays. There can be no assurance that one or more of the affected satellites will not experience additional power loss. In the event of additional power loss, the extent of the performance degradation, if any, will depend on numerous factors, including the amount of the additional power loss, the level of redundancy built into the affected satellite’s design, when in the life of the affected satellite the loss occurred, how many transponders are then in service and how they are being used. It is also possible that one or more transponders on a satellite may need to be removed from service to accommodate the power loss and to preserve full performance capabilities on the remaining transponders. A complete or partial loss of a satellite’s capacity could result in a loss of orbital incentive payments. We have implemented remediation measures that we believe will reduce this type of anomaly for satellites launched after June 2001. Based upon information currently available relating to the power losses, we believe that this matter will not have a material adverse effect on our consolidated financial position or our results of operations, although no assurance can be provided.

Non-performance can increase costs and subject SS/L to damage claims from customers and termination of the contract for SS/L’s default. SS/L’s contracts contain detailed and complex technical specifications to which the satellite must be built. It is very common that satellites built by SS/L do not conform in every single respect to, and contain a small number of minor deviations from, the technical specifications. Customers typically accept the satellite with such minor deviations. In the case of more significant deviations, however, SS/L may incur increased costs to bring the satellite within or close to the contractual specifications or a customer may exercise its contractual right to terminate the contract for default. In some cases, such as when the actual weight of the satellite exceeds the specified weight, SS/L may incur a predetermined penalty with respect to the deviation. A failure by SS/L to deliver a satellite to its customer by the specified delivery date, which may result from factors beyond SS/L’s control, such as delayed performance or non-performance by its subcontractors or failure to obtain necessary governmental licenses for delivery, would also be harmful

SPACE SYSTEMS/LORAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

12. Commitments and Contingencies  – (continued)

to SS/L unless mitigated by applicable contract terms, such as excusable delay. As a general matter, SS/L’s failure to deliver beyond any contractually provided grace period would result in the incurrence of liquidated damages by SS/L, which may be substantial, and if SS/L is still unable to deliver the satellite upon the end of the liquidated damages period, the customer will generally have the right to terminate the contract for default. If a contract is terminated for default, SS/L would be liable for a refund of customer payments made to date, and could also have additional liability for excess re-procurement costs and other damages incurred by its customer, although SS/L would own the satellite under construction and attempt to recoup any losses through resale to another customer. A contract termination for default could have a material adverse effect on us.

SS/L currently has a contract-in-process which, as of December 31, 2009, had an estimated delivery date later than the contractually specified date after which the customer was entitled to terminate the contract for default. The customer is an established operator which intends to utilize the satellite in the operation of its existing business. SS/L and the customer have continued to perform their obligations under the contract, and the customer has continued to make milestone payments to SS/L. No adjustment was made to our financial statements as of December 31, 2009 because we believed that the customer would take delivery of this satellite and would not seek to terminate the contract for default. If the customer had successfully terminated the contract for default, the customer would have been entitled to a full refund of its payments and liquidated damages, which through December 31, 2009 totaled approximately $106 million, plus re-procurement costs and interest. In the event of a termination for default, SS/L would own the satellite and would attempt to recoup any losses through resale to another customer. In May 2010, the customer contract was amended to revise the delivery date such that the current estimated delivery date precedes the contractually specified date after which the customer may terminate the contract for default.

SS/L is building a satellite known as CMBStar under a contract with EchoStar Corporation (“EchoStar”). Satellite construction is substantially complete. EchoStar and SS/L have agreed to suspend final construction of the satellite pending, among other things, further analysis relating to efforts to meet the satellite performance criteria and/or confirmation that alternative performance criteria would be acceptable. EchoStar has also stated that it is currently evaluating potential alternative uses for the CMBStar satellite. There can be no assurance that a dispute will not arise as to whether the satellite meets its technical performance specifications or if such a dispute did arise that SS/L would prevail. SS/L believes that it will not incur a material loss with respect to this program.

In November 2004, Galaxy 27 (formerly Telstar 7) experienced an anomaly which caused it to completely cease operations for several days before it was partially recovered. In June 2008, Galaxy 26 (formerly Telstar 6) experienced a similar anomaly which caused the loss of power to one of the satellite’s solar arrays. Three other satellites manufactured by SS/L for other customers have designs similar to Galaxy 27 and Galaxy 26 and, therefore, could be susceptible to similar anomalies in the future. A partial or complete loss of these satellites could result in the incurrence of warranty payments of up to $3.3 million, of which $0.8 million has been accrued as of December 31, 2009.

SS/L relies, in part, on patents, trade secrets and know-how to develop and maintain our competitive position. There can be no assurance that infringement of existing third party patents has not occurred or will not occur. In the event of infringement, we could be required to pay royalties to obtain a license from the patent holder, refund money to customers for components that are not useable or redesign our products to avoid infringement, all of which would increase our costs. We may also be required under the terms of our customer contracts to indemnify our customers for damages.

See Note 14 for commitments and contingencies relating to our obligation to make payments to Telesat for transponders on Telstar 10 and Telstar 18.

SPACE SYSTEMS/LORAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

12. Commitments and Contingencies  – (continued)

Regulatory Matters

We are required to obtain licenses and enter into technical assistance agreements, presently under the jurisdiction of the State Department, in connection with the export of satellites and related equipment, and with the disclosure of technical data or provision of defense services to foreign persons. Due to the relationship between launch technology and missile technology, the U.S. government has limited, and is likely in the future to limit, launches from China and other foreign countries. Delays in obtaining the necessary licenses and technical assistance agreements have in the past resulted in, and may in the future result in, the delay of performance on our contracts, which could result in the cancellation of contracts by customers, the incurrence of penalties or the loss of incentive payments under these contracts.

Lease Arrangements

We lease certain facilities, equipment and transponder capacity under agreements expiring at various dates. Certain leases covering facilities contain renewal and/or purchase options which may be exercised by us. Rent expense, net of sublease income, was as follows (in thousands):

	Gross Rent	Sublease Income	Net Rent
Year ended December 31, 2007	$9,055	$(62)	$8,993
Year ended December 31, 2008	$10,648	$—	$10,648
Year ended December 31, 2009	$15,005	$—	$15,005

Future minimum payments, by year and in the aggregate under operating leases with initial or remaining terms of one year or more consisted of the following as of December 31, 2009 (in thousands):

2010	$9,423
2011	7,830
2012	5,811
2013	3,774
2014	3,508
Thereafter	10,016
$40,362

Legal Proceedings

We are subject to various legal proceedings and claims, either asserted or unasserted, that arise in the ordinary course of business. Although the outcome of these legal proceedings and claims cannot be predicted with certainty, we do not believe that any of these existing legal matters will have a material adverse effect on our consolidated financial position or our results of operations.

SPACE SYSTEMS/LORAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

13. Geographic Information

The following table presents our revenues by country based on customer location (in thousands):

	Year Ended December 31,
	2007	2008	2009
United States	$692,003	$624,331	$549,578
United Kingdom	31,752	68,956	101,499
Canada	43,333	83,767	92,094
Spain	385	25,506	85,499
Luxembourg	—	11,398	61,673
The Netherlands	—	50,110	59,509
People’s Republic of China (including Hong Kong)	41,738	13,236	54,677
Other	5,104	4,143	4,155
	$814,315	$881,447	$1,008,684

During 2007, three of our customers accounted for approximately 23%, 18% and 11% of our consolidated revenues. During 2008, four of our customers accounted for approximately 20%, 15%, 14% and 11% of our consolidated revenues. During 2009, three of our customers accounted for approximately 22%, 16% and 10% of our consolidated revenues.

Our long-lived assets are primarily located in the United States.

14. Related-Party Transactions

Transactions with Affiliates

Telesat

As of December 31, 2009, we had contracts with Telesat, an affiliate of Loral in which Loral holds a 64% economic interest, for the construction of the Telstar 14R and Nimiq 6 satellites. As of December 31, 2008 we had contracts with Telesat for the construction of the Telstar 11N and Nimiq 5 satellites. SS/L recorded revenues from Telesat of $21.5 million, $83.8 million and $92.1 million for the years ended December 31, 2007, 2008 and 2009, respectively. SS/L received milestone payments from Telesat totaling $20.1 million, $79.1 million and $89.4 million for the years ended December 31, 2007, 2008 and 2009, respectively. Amounts receivable from Telesat as of December 31, 2008 and 2009, were $3.2 million and $6.1 million, respectively, related to the construction of these satellites.

In connection with an agreement reached in 1999 and an overall settlement reached in February 2005 with ChinaSat relating to the delayed delivery of ChinaSat 8, SS/L has provided ChinaSat with usage rights to two Ku-band transponders on Telesat’s Telstar 10 for the life of such transponders (subject to certain restoration rights) and to one Ku-band transponder on Telesat’s Telstar 18 for the life of the Telstar 10 satellite plus two years, or the life of such transponder (subject to certain restoration rights), whichever is shorter. Pursuant to an amendment to the agreement executed in June 2009, in lieu of rights to one of the Ku-band transponders on Telstar 10, ChinaSat has rights to an equivalent amount of Ku-band capacity on Telstar 18 (the “Alternative Capacity”). The Alternative Capacity may be utilized by ChinaSat until April 30, 2019 subject to certain conditions. Under the agreement, SS/L makes monthly payments to Telesat for the transponders allocated to ChinaSat. Effective with the termination of Telesat’s leasehold interest in Telstar 10 in July 2009, SS/L makes monthly payments with respect to capacity used by ChinaSat on Telstar 10 directly to APT, the owner of the satellite. As of December 31, 2008 and 2009, our consolidated balance sheet included a liability of $9.8 million and $8.4 million, respectively, for the future use of these transponders. SS/L has also recorded $1.1 million of interest expense on the liability related to these transponders for each

SPACE SYSTEMS/LORAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

14. Related-Party Transactions  – (continued)

of the years ended December 31, 2008 and 2009. During the years ended December 31, 2008 and 2009, we made payments of $2.7 million and $1.8 million, respectively, including interest, to Telesat pursuant to the agreement.

Loral and ViaSat, Inc.

In connection with an agreement entered into between SS/L and ViaSat, Inc. (“ViaSat”) for the construction by SS/L for ViaSat of a high capacity broadband satellite called ViaSat-1 (the “ViaSat-1 Satellite”), on January 11, 2008, Loral entered into certain agreements, pursuant to which Loral is investing in the Canadian coverage portion of the ViaSat-1 Satellite and granted to Telesat an option to acquire Loral’s rights to the Canadian payload. The option expired without having been exercised in October 2009. Michael B. Targoff, Loral’s Vice Chairman, Chief Executive Officer and President, and another Loral director serve as members of the ViaSat Board of Directors.

A Beam Sharing Agreement between Loral and ViaSat provides for, among other things, (i) the purchase by Loral of a portion of the ViaSat-1 Satellite payload providing coverage into Canada (the “Loral Payload”) and (ii) payment by Loral of 15% of the actual costs of launch and associated services, launch insurance and telemetry, tracking and control services for the ViaSat-1 Satellite. The aggregate cost to Loral for the foregoing is estimated to be approximately $60 million. We commenced construction of the Viasat-1 satellite in January 2008 and recorded sales to ViaSat under this contract of $68.3 million and $86.6 million for the years ended December 31, 2008 and 2009, respectively. Loral’s share of cumulative costs for the ViaSat-1 satellite was $27.4 million as of December 31, 2009. SS/L is providing vendor financing to Loral related to Loral’s portion of the ViaSat-1 satellite construction. SS/L’s financing commitment to Loral before interest is approximately $9.8 million, which could grow to a maximum of $13 million. The vendor financing bears interest at 8.0%, compounded quarterly. Principal amounts will be repaid quarterly commencing on the last day of the first calendar quarter after the due date of the final milestone payment. Interest is payable quarterly beginning on the second principal payment date. If the loan has not previously been paid back in full, the maturity date is December 31, 2012. As of December 31, 2009, our consolidated balance sheet included a $3.4 million receivable from Loral related to this contract, of which $2.7 million is vendor financing.

Loral Skynet

SS/L recorded revenues related to construction of the Telstar 11N satellite for Loral Skynet of $53.0 million for the period January 1, 2007 to October 30, 2007.

Costs of satellite manufacturing for sales to related parties including our affiliates (Loral, Loral Skynet and Telesat) and ViaSat were $71.2 million, $146.3 million and $167.1 million for the years ended December 31, 2007, 2008 and 2009, respectively.

MHR Fund Management LLC (“MHR”)

Various funds affiliated with MHR held, as of December 31, 2008 and 2009, approximately 39.3% and 39.9%, respectively of the outstanding voting common stock of Loral and as of December 31, 2008 and 2009 held a combined 58.7% and 59.0%, respectively, of voting and non-voting common stock of Loral.

Dr. Mark H. Rachesky and Mr. Hal Goldstein are co-founders and managing principals of MHR. Mr. Sai Devabhaktuni served as a managing principal of MHR until May 2010. Dr. Rachesky, Mr. Goldstein and Mr. Devabhaktuni are directors of Loral and SS/L.

Funds affiliated with MHR are participants in a $200 million credit facility of Protostar Ltd. (“Protostar”), dated March 19, 2008, with an aggregate participation of $6.0 million. The MHR funds also own certain equity interests in Protostar and have the right (which has not yet been exercised) to nominate one of nine directors to Protostar’s board of directors. During July 2009, Protostar filed for bankruptcy protection under chapter 11 of the Bankruptcy Code. The recovery, if any, that the funds affiliated with MHR may realize on their Protostar debt and equity holdings is subject to the Protostar bankruptcy process.

SPACE SYSTEMS/LORAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

14. Related-Party Transactions  – (continued)

Pursuant to a contract with Protostar valued at $26 million, SS/L has modified a satellite that Protostar acquired from China Telecommunications Broadcast Satellite Corporation, China National Postal and Telecommunication Broadcast Satellite Corporation and China National Postal and Telecommunications Appliances Corporation under an agreement reached in 2006. This satellite, renamed Protostar I, was launched on July 8, 2008. For the year ended December 31, 2008, we recorded sales to Protostar of $15.3 million, and, during 2009, as a result of Protostar’s bankruptcy filing, SS/L recorded a charge of approximately $3 million to increase its allowance for billed receivables from Protostar.

Loral Management and Shared Services Agreements

Loral charges SS/L for expenses it incurs for the benefit or on behalf of SS/L. These expenses are included in selling, general and administrative expenses in SS/L’s statements of operations and primarily included directors and officers insurance, benefits administrative services, tax administration services, audit fees, internal audit services and treasury services in 2007, directors and officers insurance, benefits administration services and audit fees in 2008 and directors and officers insurance and audit fees in 2009. These costs charged to SS/L amounted to $6.9 million, $4.8 million and $3.6 million for the years ended December 31, 2007, 2008 and 2009, respectively.

Loral allocates corporate management expenses to SS/L. Beginning November 1, 2007, all corporate expenses, net of management fee income, are allocated to SS/L, except for expenses considered to provide no benefit to SS/L. Through October 31, 2007 allocated expenses were computed using a fixed formula based on three factors: employee payroll, revenues and properties. Allocated amounts are included in selling, general and administrative expenses in SS/L’s statements of operations and were $22.4 million, $9.3 million and $15.4 million for the years ended December 31, 2007, 2008 and 2009, respectively. Cash of $15 million was paid during 2009 by SS/L to Loral for allocated corporate management expenses. No cash payments for allocated corporate management expenses were made during 2007 and 2008. In addition, Loral charges SS/L a fee for management services it provides. The fee charged to and paid by SS/L amounted to $1.5 million for each of the years ended December 31, 2007, 2008 and 2009.

15. Selected Quarterly Financial Information (unaudited, in thousands, except per share amounts)

	Quarter Ended
Year ended December 31, 2008	March 31	June 30	September 30	December 31
Revenues	$219,787	$210,244	$216,300	$235,116
Operating income (loss)	(6,360)	—	(3,782)	(222,450	)(1)
Income (loss) before income taxes	(2,067)	1,266	(2,690)	(221,651)
Net income (loss)	(2,419)	915	(1,947)	(221,706)
Basic and diluted income (loss) per share(2)	(605)	229	(487)	(55,427)

	Quarter Ended
Year ended December 31, 2009	March 31	June 30	September 30	December 31
Revenues	$216,447	$275,859	$253,519	$262,859
Operating income (loss)	(3,155)	(5,239)	16,883	20,934
Income (loss) before income taxes	(2,526)	(2,786)	17,534	22,852
Net income (loss)	(2,457)	(2,522)	16,691	21,949
Basic and diluted income (loss) per share(2)	(614)	(631)	4,173	5,487

(1)	Includes goodwill impairment charge of $228 million.
(2)	The quarterly earnings per share information is computed separately for each period. Therefore, the sum of such quarterly per share amounts may differ from the total for the year.

SPACE SYSTEMS/LORAL, INC.
CONDENSED CONSOLIDATED BALANCE SHEETS
(In thousands, except share data)
(Unaudited)

	December 31, 2009	March 31, 2010
ASSETS
Current Assets:
Cash and cash equivalents	$127,360	$104,460
Contracts-in-process	190,809	203,931
Inventories	83,671	82,144
Other current assets	13,028	17,640
Total current assets	414,868	408,175
Property, plant and equipment – Net	180,228	181,383
Long-term receivables	236,505	251,248
Intangible assets – Net	20,300	17,481
Other assets	17,276	15,046
Total assets	$869,177	$873,333
LIABILITIES AND SHAREHOLDER’S EQUITY
Current Liabilities:
Accounts payable	$86,637	$95,728
Accrued employment costs	39,468	37,729
Customer advances and billings in excess of costs and profits	291,021	290,305
Due to Loral	21,590	18,473
Other current liabilities	11,512	10,463
Total current liabilities	450,228	452,698
Pension and other postretirement liabilities	200,484	199,779
Long-term liabilities	33,455	32,794
Total liabilities	684,167	685,271
Commitments and contingencies
Shareholder’s equity:
Common Stock, $0.10 par value, 100,000 shares authorized, 4,000 shares issued and outstanding	411,492	411,492
Accumulated deficit	(172,674)	(170,893)
Accumulated other comprehensive loss	(53,808)	(52,537)
Total shareholder’s equity	185,010	188,062
Total liabilities and shareholder’s equity	$869,177	$873,333

See notes to condensed consolidated financial statements

SPACE SYSTEMS/LORAL, INC.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands, except per share amounts)
(Unaudited)

	Three Months Ended March 31,
	2009	2010
Revenues	$216,447	$230,854
Cost of satellite manufacturing	200,656	212,098
Selling, general and administrative expenses	18,946	19,008
Operating loss	(3,155)	(252)
Interest and investment income	1,694	3,042
Interest expense	(978)	(594)
Other expense, net	(87)	(68)
Income (loss) before income taxes	(2,526)	2,128
Income tax (provision) benefit	69	(347)
Net income (loss)	$(2,457)	$1,781
Basic and diluted income (loss) per share	$(614)	$445
Basic and diluted weighted average shares outstanding	4	4

See notes to condensed consolidated financial statements

SPACE SYSTEMS/LORAL, INC.
CONDENSED CONSOLIDATED STATEMENTS OF SHAREHOLDER’S EQUITY
(In thousands, except share data)
(Unaudited)

	Common Stock		Accumulated Deficit	Accumulated Other Comprehensive Income (Loss)	Total Shareholder’s Equity
	Shares Issued	Amount
Balance – January 1, 2009	4,000	$411,492	$(206,335)	$(43,185)	$161,972
Net income			33,661
Other comprehensive loss				(10,623)
Comprehensive income					23,038
Balance – December 31, 2009	4,000	411,492	(172,674)	(53,808)	185,010
Net income			1,781
Other comprehensive income				1,271
Comprehensive income					3,052
Balance – March 31, 2010	4,000	$411,492	$(170,893)	$(52,537)	$188,062

See notes to condensed consolidated financial statements

SPACE SYSTEMS/LORAL, INC.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)
(Unaudited)

	Three Months Ended March 31,
	2009	2010
Operating activities:
Net income (loss)	$(2,457)	$1,781
Adjustments to reconcile net income (loss) to net cash (used in) provided by operating activities
Non-cash operating items (Note 3)	10,586	6,946
Changes in operating assets and liabilities:
Contracts-in-process	28,331	(7,805)
Inventories	771	1,527
Other current assets and other assets	(10)	(435)
Due to Loral	(912)	(3,561)
Accounts payable	(22,131)	9,190
Accrued employment costs and other current liabilities	(5,882)	(2,873)
Customer advances and billings in excess of costs and profits	54,974	(19,562)
Income taxes payable	(79)	18
Pension and other postretirement liabilities	(290)	(705)
Long-term liabilities	(517)	(198)
Net cash (used in) provided by operating activities	62,384	(15,677)
Investing activities:
Capital expenditures	(7,868)	(7,223)
Decrease in restricted cash in escrow	5	—
Net cash used in investing activities	(7,863)	(7,223)
Financing activities:
Repayments under revolving credit facility	(55,000)	—
Net cash used in financing activities	(55,000)	—
Net decrease in cash and cash equivalents	(479)	(22,900)
Cash and cash equivalents – Beginning of period	59,703	127,360
Cash and cash equivalents – End of period	$59,224	$104,460

See notes to condensed consolidated financial statements

SPACE SYSTEMS/LORAL, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1. Organization and Principal Business

Space Systems/Loral, Inc. (together with its subsidiaries, “SS/L,” the “Company,” “we,” “our,” or “us”) is a leading satellite manufacturer that has been designing, manufacturing and integrating satellites and space systems for a wide variety of commercial and government customers for more than forty years. SS/L is a wholly owned subsidiary of Loral Space & Communications Inc. (“Loral”). SS/L operates in one reportable business segment, satellite manufacturing, and generates its revenues and cash flows from designing and manufacturing satellites, space systems and space system components for commercial and government customers whose applications include fixed satellite services (FSS), direct to home (DTH) broadcasting, mobile satellite services (MSS), broadband data distribution, wireless telephony, digital radio, digital mobile broadcasting, military communications, weather monitoring and air traffic management.

2. Basis of Presentation

The accompanying unaudited condensed consolidated financial statements have been prepared pursuant to the rules of the Securities and Exchange Commission (“SEC”) and, in our opinion, include all adjustments (consisting of normal recurring accruals) necessary for a fair presentation of results of operations, financial position and cash flows as of the balance sheet dates presented and for the periods presented. Certain information and footnote disclosures normally included in annual financial statements prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) have been condensed or omitted pursuant to SEC rules. We believe that the disclosures made are adequate to keep the information presented from being misleading. The results of operations for the three months ended March 31, 2010 are not necessarily indicative of the results to be expected for the full year.

The December 31, 2009 balance sheet has been derived from the audited consolidated financial statements at that date. These condensed consolidated financial statements should be read in conjunction with the audited consolidated financial statements included elsewhere in this prospectus.

We have evaluated subsequent events through the issuance of these financial statements on June 9, 2010.

Loral charges SS/L for expenses incurred for the benefit, or on behalf of SS/L. These expenses include directors and officers insurance and audit fees. Loral also allocates corporate management expenses to SS/L. Management believes such allocations are reasonable. However, the associated expenses recorded by SS/L may not be indicative of the actual expenses that would have been incurred had SS/L been operating as a separate, standalone company for the periods presented. See Note 14 for a detailed description of SS/L’s transactions with Loral.

Use of Estimates in Preparation of Financial Statements

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the amounts of revenues and expenses reported for the period. Actual results could differ from estimates.

Most of our satellite manufacturing revenue is associated with long-term contracts which require significant estimates. These estimates include forecasts of costs and schedules, estimating contract revenue related to contract performance (including orbital incentives) and the potential for component obsolescence in connection with long-term procurements. Significant estimates also include the estimated useful lives of our plant and equipment and finite lived intangible assets, the fair value of stock-based compensation, the realization of deferred tax assets, uncertain tax positions, the fair value of and gains or losses on derivative instruments and our pension liabilities.

SPACE SYSTEMS/LORAL, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

2. Basis of Presentation  – (continued)

Concentration of Credit Risk

Financial instruments that potentially subject us to concentrations of credit risk consist principally of cash and cash equivalents, foreign exchange contracts, contracts-in-process and long-term receivables. Our cash and cash equivalents are maintained with high-credit-quality financial institutions. Historically, our customers have been primarily large multinational corporations and U.S. and foreign governments for which the creditworthiness was generally substantial. In recent years, we have added commercial customers that are highly leveraged, as well as those in the development stage which are partially funded. Management believes that its credit evaluation, approval and monitoring processes combined with contractual billing arrangements provide for management of potential credit risks with regard to our current customer base. However, the global financial markets have been adversely affected by the current market environment that includes illiquidity, market volatility, widening credit spreads, changes in interest rates, and currency exchange fluctuations. These credit and financial market conditions may have a negative effect on certain of our customers and could negatively affect the ability of such customers to pay amounts owed or to enter into future contracts with us.

Fair Value Measurements

U.S. GAAP defines fair value as the price that would be received for an asset or the exit price that would be paid to transfer a liability in the principal or most advantageous market in an orderly transaction between market participants. U.S. GAAP also establishes a fair value hierarchy that gives the highest priority to observable inputs and the lowest priority to unobservable inputs. The three levels of the fair value hierarchy are described below:

Level 1:  Inputs represent a fair value that is derived from unadjusted quoted prices for identical assets or liabilities traded in active markets at the measurement date.

Level 2:  Inputs represent a fair value that is derived from quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, model-based valuation techniques for which all significant assumptions are observable in the market or can be corroborated by observable market data for substantially the full term of the assets or liabilities, and pricing inputs, other than quoted prices in active markets included in Level 1, which are either directly or indirectly observable as of the reporting date.

Level 3:  Inputs are generally unobservable and typically reflect management’s estimates of assumptions that market participants would use in pricing the asset or liability. The fair values are therefore determined using model-based techniques that include option pricing models, discounted cash flow models, and similar techniques.

Assets and Liabilities Measured at Fair Value on Recurring Basis

The following table presents our assets and liabilities measured at fair value on a recurring basis at March 31, 2010:

	Level 1	Level 2	Level 3
	(In thousands)
Assets:
Foreign exchange contracts	$—	$6,044	$—

The Company does not have any assets or liabilities measured at fair value on a non-recurring basis or any non-financial assets and non-financial liabilities that are recognized or disclosed at fair value on a recurring basis as of March 31, 2010.

SPACE SYSTEMS/LORAL, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

2. Basis of Presentation  – (continued)

Recent Accounting Pronouncements

In October 2009, the FASB issued ASU No. 2009-13, Revenue Recognition (Topic 605) —  Multiple-Deliverable Revenue Arrangements that amends ASC Subtopic 605-25, Multiple-Element Arrangements (“ASC 605-25”) to separate consideration in multiple-deliverable arrangements and significantly expand disclosure requirements. ASU No. 2009-13 establishes a hierarchy for determining the selling price of a deliverable, eliminates the residual method of allocation and requires that arrangement consideration be allocated at the inception of the arrangement to all deliverables using the relative selling price method. The amended guidance, effective for the Company on January 1, 2011, is not expected to have a material impact on our consolidated financial statements.

In January 2010, the FASB issued new guidance to enhance disclosure requirements related to fair value measurements by requiring certain new disclosures and clarifying certain existing disclosures. This new guidance requires disclosure of the amounts of significant transfers in and out of Level 1 and Level 2 recurring fair value measurements and the reasons for the transfers. In addition, the new guidance requires additional information related to activities in the reconciliation of Level 3 fair value measurements. The new guidance also expands the disclosures related to the disaggregation of assets and liabilities and information about inputs and valuation techniques. The new guidance related to Level 1 and Level 2 fair value measurements was effective for us on January 1, 2010 and the new guidance related to Level 3 fair value measurements is effective for us on January 1, 2011. Effective January 1, 2010, the Company adopted the new guidance relating to Level 1 and Level 2 fair value measurements. The Company’s adoption of the new guidance had no impact on its fair value disclosures and the adoption of the guidance related to Level 3 fair value measurements is expected to have no significant impact.

3. Additional Cash Flow Information

The following represents non-cash activities and supplemental information to the condensed consolidated statements of cash flows (in thousands):

	Three Months Ended March 31,
	2009	2010
Non-cash operating items:
Deferred taxes	$—	$(17)
Depreciation and amortization	9,280	8,696
Stock-based compensation	650	809
Warranty expense (reversals) accruals	291	(634)
Amortization of prior service credit and actuarial gain	—	(58)
Non-cash net interest income	(436)	(827)
(Gain) loss on foreign currency transactions and contracts	948	(239)
Amortization of fair value adjustments related to orbital incentives	(147)	(784)
Net non-cash operating items	$10,586	$6,946
Non-cash investing activities:
Capital expenditures incurred not yet paid	$3,195	$2,992
Supplemental information:
Interest paid	$921	$551
Tax (refunds) payments, net	$102	$1,261

At December 31, 2009 and March 31, 2010, the Company had $5 million of restricted cash included in other assets.

SPACE SYSTEMS/LORAL, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

4. Comprehensive Income

The components of comprehensive income are as follows (in thousands):

	Three Months Ended March 31,
	2009	2010
Net income (loss)	$(2,457)	$1,781
Amortization of prior service credits and net actuarial gains	79	(58)
Unrealized gain on foreign currency hedges:
Unrealized gain on foreign currency hedges	6,933	2,360
Less: reclassification adjustment for gains included in net income	(3,005)	(1,031)
Net unrealized gain	3,928	1,329
Comprehensive income	$1,550	$3,052

5. Contracts-in-Process and Inventories

Contracts-in-Process and Inventories are comprised of the following (in thousands):

	December 31, 2009	March 31, 2010
Contracts-in-Process:
Amounts billed (net of allowance for doubtful accounts of $3,682 in 2009 and 2010)	$124,034	$137,056
Unbilled receivables	66,775	66,875
	$190,809	$203,931
Inventories:
Inventories-gross	$119,528	$117,111
Allowance for obsolescence	(28,297)	(27,407)
	91,231	89,704
Inventories included in other assets	(7,560)	(7,560)
	$83,671	$82,144

Unbilled amounts include recoverable costs and accrued profit on progress completed, which have not been billed. Such amounts are billed in accordance with the contract terms, typically upon shipment of the product, achievement of contractual milestones, or completion of the contract and, at such time, are reclassified to billed receivables. Fresh-start fair value adjustments relating to contracts-in-process are amortized on a percentage of completion basis as performance under the related contract is completed.

6. Financial Instruments, Derivatives and Hedging Transactions

Financial Instruments

The carrying amount of cash equivalents and restricted cash approximates fair value because of the short maturity of those instruments. In determining the fair value of the Company's foreign currency derivatives, the Company uses the income approach employing market observable inputs (Level 2), such as spot currency rates and discount rates.

Foreign Currency

We, in the normal course of business, are subject to the risks associated with fluctuations in foreign currency exchange rates. To limit this foreign exchange rate exposure, the Company seeks to denominate its contracts in U.S. dollars. If we are unable to enter into a contract in U.S. dollars, we review our foreign

SPACE SYSTEMS/LORAL, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

6. Financial Instruments, Derivatives and Hedging Transactions  – (continued)

exchange exposure and, where appropriate, derivatives are used to minimize the risk of foreign exchange rate fluctuations to operating results and cash flows. We do not use derivative instruments for trading or speculative purposes.

As of March 31, 2010, we had the following amounts denominated in Japanese yen and euros (which have been translated into U.S. dollars based on the March 31, 2010 exchange rates) that were unhedged:

	Foreign Currency	U.S. $
	(In thousands)
Future revenues – Japanese yen	¥819,527	$8,841
Future expenditures – Japanese yen	¥4,328,252	$46,692
Contracts-in-process, unbilled receivables – Japanese yen	¥172,312	$1,859
Future revenue – euros	€2,920	$3,929
Future expenditures – euros	€2,466	$3,318

Derivatives and Hedging Transactions

All derivative instruments are recorded at fair value as either assets or liabilities in our condensed consolidated balance sheets. Each derivative instrument is generally designated and accounted for as either a hedge of a recognized asset or a liability (“fair value hedge”) or a hedge of a forecasted transaction (“cash flow hedge”). Certain of these derivatives are not designated as hedging instruments and are used as “economic hedges” to manage certain risks in our business.

As a result of the use of derivative instruments, the Company is exposed to the risk that counterparties to derivative contracts will fail to meet their contractual obligations. The Company does not hold collateral or other security from its counterparties supporting its derivative instruments. In addition, there are no netting arrangements in place with the counterparties. To mitigate the counterparty credit risk, the Company has a policy of only entering into contracts with carefully selected major financial institutions based upon their credit ratings and other factors.

The aggregate fair value of derivative instruments was a net asset position of $6 million as of March 31, 2010. This amount represents the maximum exposure to loss at the reporting date as a result of the potential failure of the counterparties to perform as contracted.

Cash Flow Hedges

The Company enters into long-term construction contracts with customers and vendors, some of which are denominated in foreign currencies. Hedges of expected foreign currency denominated contract revenues and related purchases are designated as cash flow hedges and evaluated for effectiveness at least quarterly. Effectiveness is tested using regression analysis. The effective portion of the gain or loss on a cash flow hedge is recorded as a component of other comprehensive income (“OCI”) and reclassified to income in the same period or periods in which the hedged transaction affects income. The ineffective portion of a cash flow hedge gain or loss is included in income.

On July 9, 2008, SS/L was awarded a satellite contract denominated in EUROs and entered into a series of foreign exchange forward contracts with maturities through 2011 to hedge associated foreign currency exchange risk because our costs are denominated principally in U.S. dollars. These foreign exchange forward contracts have been designated as cash flow hedges of future euro-denominated receivables.

SPACE SYSTEMS/LORAL, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

6. Financial Instruments, Derivatives and Hedging Transactions  – (continued)

The maturity of foreign currency exchange contracts held as of March 31, 2010 is consistent with the contractual or expected timing of the transactions being hedged, principally receipt of customer payments under long-term contracts. These foreign exchange contracts mature as follows:

	To Sell
Maturity	Euro Amount	Hedge Contract Rate	At Market Rate
	(In thousands)
2010	€13,701	$20,473	$18,439
2011	23,493	35,664	31,654
	€37,194	$56,137	$50,093

Balance Sheet Classification

The following summarizes the fair values and location in our condensed consolidated balance sheets of all derivatives held by the Company (in thousands):

		Fair Value of Derivative Assets
	Balance Sheet Location	December 31, 2009	March 31, 2010
Derivatives designated as hedging instruments
Foreign exchange contracts	Other current assets	$1,860	$5,617
Foreign exchange contracts	Other assets	1,846	—
		3,706	5,617
Derivatives not designated as hedging instruments
Foreign exchange contracts	Other current assets	—	427
Foreign exchange contracts	Other assets	167	—
Total Derivatives		$3,873	$6,044

Cash Flow Hedge Gains (Losses) Recognition

The following summarizes the gains (losses) recognized in the condensed consolidated statement of operations and in accumulated other comprehensive income for all derivatives for the three months ended March 31, 2010 (in thousands):

Derivatives in Cash Flow Hedging Relationships	Amount of Gain (Loss) Recognized in OCI on Derivative	Gain Reclassified from Accumulated OCI into Income (Effective Portion)		Loss on Derivative Ineffectiveness and Amounts Excluded from Effectiveness Testing
	(Effective Portion)	Location	Amount	Location	Amount
Foreign exchange contracts	$1,964	Revenue	$1,031	Revenue	$(305)
Foreign exchange contracts	$396		—	Interest income	$(11)

SPACE SYSTEMS/LORAL, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

6. Financial Instruments, Derivatives and Hedging Transactions  – (continued)

Cash Flow Derivatives Not Designated as Hedging Instruments	Gain Recognized in Income on Derivative
	Location	Amount
Foreign exchange contracts	Revenue	$260

The following summarizes the gains (losses) recognized in the condensed consolidated statement of operations and in accumulated other comprehensive income for all derivatives for the three months ended March 31, 2009 (in thousands):

Derivatives in Cash Flow Hedging Relationships	Amount of Gain (Loss) Recognized in OCI on Derivative	Gain Reclassified from Accumulated OCI into Income (Effective Portion)		Loss on Derivative Ineffectiveness and amounts excluded from Effectiveness Testing
	(Effective Portion)	Location	Amount	Location	Amount
Foreign exchange contracts	$6,610	Revenue	$3,005	Revenue	$(853)
Foreign exchange contracts	$323		—	Interest income	$(102)

Cash Flow Derivatives Not Designated as Hedging Instruments	Gain Recognized in Income on Derivative
	Location	Amount
Foreign exchange contracts	Revenue	$123

We estimate that $6.6 million of net gains from derivative instruments included in accumulated other comprehensive income will be reclassified into earnings within the next 12 months.

7. Property, Plant and Equipment

	December 31, 2009	March 31, 2010
	(In thousands)
Land and land improvements	$26,852	$26,852
Buildings	68,698	68,843
Leasehold improvements	9,225	9,296
Equipment, furniture and fixtures	156,077	160,268
Other construction in progress	17,243	19,961
	278,095	285,220
Accumulated depreciation and amortization	(97,867)	(103,837)
	$180,228	$181,383

Depreciation and amortization expense for property, plant and equipment was $5.8 million and $6.0 million for the three months ended March 31, 2009 and 2010, respectively.

SPACE SYSTEMS/LORAL, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

8. Intangible Assets and Amortization of Fair Value Adjustments

Intangible assets were established in connection with our adoption of fresh-start accounting and consist of:

	Weighted Average Remaining Amortization Period (Years)	December 31, 2009		March 31, 2010
		Gross Amount	Accumulated Amortization	Gross Amount	Accumulated Amortization
		(In thousands)		(In thousands)
Internally developed software and technology	2	$59,027	$(45,972)	$59,027	$(48,676)
Trade names	16	9,200	(1,955)	9,200	(2,070)
		$68,227	$(47,927)	$68,227	$(50,746)

Total amortization expense for intangible assets was $2.8 million for each of the three-month periods ended March 31, 2009 and 2010. Annual amortization expense for intangible assets for the five years ending December 31, 2014 is estimated to be as follows (in thousands):

2010	$9,190
2011	2,931
2012	2,314
2013	460
2014	460

The following summarizes fair value adjustments in connection with our adoption of fresh start accounting related to contracts-in-process, long-term receivables, customer advances and billings in excess of costs and profits and long-term liabilities:

	December 31, 2009	March 31, 2010
	(In thousands)
Gross fair value adjustments	$(36,896)	$(36,896)
Accumulated amortization	16,446	17,321
	$(20,450)	$(19,575)

Net amortization of these fair value adjustments was a charge to expense of $0.5 million and a credit to expense of $0.9 million for the three months ended March 31, 2009 and 2010, respectively.

9. Debt

We have a credit agreement with several banks and other financial institutions. The credit agreement provides for a $100.0 million senior secured revolving credit facility. The revolving facility includes a $50.0 million letter of credit sublimit. The credit agreement matures on October 16, 2011.

SPACE SYSTEMS/LORAL, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

9. Debt  – (continued)

The following summarizes information related to our credit agreement (in thousands):

	December 31, 2009	March 31, 2010
Letters of credit outstanding	$4,921	$4,911
Borrowings	—	—

	Three Months Ended March 31,
	2009	2010
Interest expense (including commitment and letter of credit fees)	$525	$198
Amortization of issuance costs	$219	$219

10. Income Taxes

During 2009 and 2010, we continued to maintain the 100% valuation allowance against our net deferred tax assets except with regard to our deferred tax assets related to AMT credit carryforwards. We will maintain the valuation allowance until sufficient positive evidence exists to support its reversal.

As of March 31, 2010, we had unrecognized tax benefits relating to uncertain tax positions (“UTPs”) of $15.3 million. The Company recognizes potential accrued interest and penalties related to UTPs in income tax expense on a quarterly basis. As of March 31, 2010, we have accrued approximately $0.4 million and $0.5 million for the payment of potential tax-related interest and penalties, respectively.

With few exceptions, the Company is no longer subject to U.S. federal, state or local income tax examinations by tax authorities for years prior to 2005. Various state income tax returns are currently under examination. While we intend to contest any future tax assessments for uncertain tax positions, no assurance can be provided that we would ultimately prevail. During the next 12 months, the statute of limitations for assessment of additional tax will expire with regard to several of our state income tax returns filed for 2005 and federal and state income tax returns filed for 2006, potentially resulting in the recognition of $0.8 million of tax benefits.

The liability for UTPs is included in long-term liabilities in the condensed consolidated balance sheets. During the three months ended March 31, 2009, our liability for UTPs did not change from $0.8 million at December 31, 2008. During the three months ended March 31, 2010, we increased our liability for UTPs from $3.4 million to $3.7 million for potential additional interest and penalties.

As of March 31, 2010, if our positions are sustained by the taxing authorities, approximately $3.3 million would reduce the Company’s future income tax provisions and $0.4 million would reduce deferred tax assets. Other than as described above, there were no significant changes to our uncertain tax positions during the three months ended March 31, 2010, and we do not anticipate any other significant increases or decreases to our unrecognized tax benefits during the next 12 months.

In March 2010, the Patient Protection and Affordable Care Act (“PPACA”) was signed into law. The PPACA changes the tax treatment related to an existing retiree drug subsidy (“RDS”) available to sponsors of retiree health benefit plans that provide a benefit that is at least actuarially equivalent to the benefits under Medicare Part D. As a result of the PPACA, RDS payments will reduce our income tax deduction for health care expenses beginning in 2013. This new requirement did not have a material impact on our condensed consolidated financial statements for the three months ended March 31, 2010 since we maintain a full valuation allowance against the deferred tax asset for retiree health benefits.

SPACE SYSTEMS/LORAL, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

11. Stock-Based Compensation

The Company’s employees participate in the Loral 2005 stock incentive plan (the “Stock Incentive Plan”) which became effective on November 21, 2005, and was amended and restated on May 22, 2007. The Stock Incentive Plan allows for the grant of several forms of Loral stock-based compensation awards including stock options, stock appreciation rights, restricted stock, restricted stock units, stock bonuses and other stock-based awards (collectively, the “Awards”).

C. Patrick DeWitt, formerly Senior Vice President of Loral and Chief Executive Officer of SS/L and currently Chairman of the Board of SS/L, was awarded 25,000 RSUs on March 5, 2009, of which 66.67% vested on March 5, 2010, with the remainder vesting ratably on a quarterly basis over the subsequent two years. All of Mr. DeWitt’s RSUs will be settled on March 12, 2012 or earlier under certain circumstances.

In April 2009, other SS/L employees were granted 66,259 shares of Loral Voting Common Stock which are fully vested as of the grant date.

In June 2009, the Company introduced a performance based long-term incentive compensation program consisting of SS/L phantom stock appreciation rights (“SS/L Phantom SARs”). Because SS/L common stock is not freely tradable on the open market and thus does not have a readily ascertainable market value, SS/L equity value under the program is derived from an Adjusted EBITDA-based formula. Each SS/L Phantom SAR provides the recipient with the right to receive an amount equal to the increase in SS/L’s notional stock price over the base price multiplied by the number of SS/L Phantom SARs vested on the applicable vesting date, subject to adjustment. SS/L Phantom SARs are settled and the SAR value (if any) is paid out on each vesting date. SS/L Phantom SARs may be settled in Loral common stock (based on the fair value of Loral common stock on the date of settlement) or cash at the option of the Company. SS/L Phantom SARs awarded in 2009 have a three-year or a four-year vesting schedule and expire on June 30, 2016.

During 2009, 250,000 SS/L Phantom SARs were awarded to employees with the following three-year vesting schedule: 50% vest on March 18, 2010, 25% vest on March 18 of 2011 and 25% vest on March 18, 2012. In addition, 65,000 SS/L Phantom SARs were awarded with the following four year vesting schedule: 25% vest on March 18, 2010, 25% vest on March 18 of 2011, 25% vest on March 18, 2012 and 25% vest on March 18, 2013. The fair value of the SS/L Phantom SARs is included as a liability in our consolidated balance sheets. The payout liability is adjusted each reporting period to reflect the fair value of the underlying SS/L equity based on the actual performance of SS/L. As of December 31, 2009 and March 31, 2010, the amount of the liability in our consolidated balance sheet related to the SS/L Phantom SARs was $1.2 million and $0.5 million, respectively. During the three months ended March 31, 2010, cash payments of $2.0 million were made related to SS/L Phantom SARs.

Total stock-based compensation for the three months ended March 31, 2009 and 2010 was $0.7 million and $1.9 million, respectively. There were no grants of stock-based awards during the three months ended March 31, 2010.

SPACE SYSTEMS/LORAL, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

12. Pensions and Other Employee Benefit Plans

The following table provides the components of net periodic benefit cost for our qualified and supplemental retirement plans (the “Pension Benefits”) and health care and life insurance benefits for retired employees and dependents (the “Other Benefits”) for the three months ended March 31, 2009 and 2010:

	Pension Benefits		Other Benefits
	Ended March 31, Three Months		Ended March 31, Three Months
	2009	2010	2009	2010
	(In thousands)		(In thousands)
Service cost	$2,129	$2,396	$258	$230
Interest cost	5,408	5,517	1,034	970
Expected return on plan assets	(4,018)	(4,853)	(12)	(8)
Amortization of prior service credits and net actuarial loss or (gain)	210	101	(131)	(159)
Net periodic cost	$3,729	$3,161	$1,148	$1,033

13. Commitments and Contingencies

Financial Matters

We have deferred revenue and accrued liabilities for performance warranty obligations relating to satellites sold to customers, which could be affected by future performance of the satellites. These reserves for expected costs for warranty reimbursement and support are based on historical failure rates. However, in the event of a catastrophic failure of a satellite, which cannot be predicted, these reserves likely will not be sufficient. SS/L periodically reviews and adjusts the deferred revenue and accrued liabilities for warranty reserves based on the actual performance of each satellite and remaining warranty period. A reconciliation of such deferred amounts for the three months ended March 31, 2010, is as follows (in thousands):

Balance of deferred amounts at January 1, 2010	$37,167
Warranty costs incurred including payments	(356)
Accruals relating to pre-existing contracts (including changes in estimates)	(277)
Balance of deferred amounts at March 31, 2010	$36,534

Many of our satellite contracts permit our customers to pay a portion of the purchase price for the satellite over time subject to the continued performance of the satellite (“orbitals”), and certain of our satellite contracts require us to provide vendor financing to our customers, or a combination of these contractual terms. Some of these arrangements are provided to customers that are start-up companies, companies in the early stages of building their businesses or highly leveraged companies, including some with near-term debt maturities. There can be no assurance that these companies or their businesses will be successful and, accordingly, that these customers will be able to fulfill their payment obligations under their contracts. We believe that these provisions will not have a material adverse effect on our consolidated financial position or our results of operations, although no assurance can be provided. Moreover, SS/L’s receipt of orbital payments is subject to the continued performance of its satellites generally over the contractually stipulated life of the satellites. Because these orbital receivables could be affected by future satellite performance, there can be no assurance that SS/L will be able to collect all or a portion of these receivables. Orbital receivables included in our condensed consolidated balance sheet as of March 31, 2010 were $256 million, net of fair value adjustments of $18 million. Approximately $143 million of the gross orbital receivables are related to satellites launched as of March 31, 2010 and $131 million are related to satellites under construction as of March 31, 2010.

SPACE SYSTEMS/LORAL, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

13. Commitments and Contingencies  – (continued)

As of April 30, 2010, SS/L had $10 million of past due receivables from a highly leveraged customer related to an in-orbit SS/L-built satellite and other related deliverables. In addition to this amount, the customer is contractually obligated to make payments to SS/L of $36 million plus interest for orbital incentives and future milestones with respect to this in-orbit satellite and the other deliverables. SS/L is also in the process of constructing a second satellite for this customer. As of April 30, 2010, SS/L has $14 million of past due receivables and expects to receive $61 million plus interest for future milestone payments and orbital incentives with respect to that satellite. The opinion issued by the customer’s independent auditors for the customer’s most recent audited financial statements expressed substantial doubt about the customer’s ability to continue as a going concern, and there can be no assurance that the customer will not default on its payment obligations. SS/L believes that both the satellite in orbit and the satellite under construction, as well as other deliverables under contract, are critical to the execution of the operation and business plan of this customer. In addition, SS/L’s contracts with this customer require that SS/L provide orbital anomaly and troubleshooting support for the life of the satellites. SS/L believes, therefore, that, because of the importance to the customer of the satellites and SS/L’s ongoing technical support, this customer (or its successor if it undergoes reorganization) will likely fulfill its contractual payment obligations and that SS/L will not incur a material loss with respect to the past due receivables or amounts scheduled to be paid in the future. Moreover, even if the customer were to default and not complete its payments for the satellite under construction, SS/L believes that the value of the work-in-progress would be sufficient so that SS/L will not incur a material loss with respect to that satellite.

As of March 31, 2010, we had past due receivables included in contracts in process from DBSD Satellite Services G.P. (formerly known as ICO Satellite Services G.P. and referred to herein as “ICO”), a customer with an SS/L-built satellite in orbit, in the aggregate amount of approximately $7 million. In addition, ICO has future payment obligations to SS/L that total approximately $26 million, of which approximately $12 million (including $9 million of orbital incentives) is included in long-term receivables. ICO, which filed for bankruptcy protection under chapter 11 of the Bankruptcy Code in May 2009, has agreed to, and the ICO Bankruptcy Court has approved, ICO’s assumption of its contract with SS/L, with certain modifications. The contract modifications do not have a material adverse effect on SS/L, and, although the timing of payments to be received from ICO has changed (for example, certain significant payments become due only on or after the effective date of ICO’s plan of reorganization), SS/L will receive substantially the same net present value from ICO as SS/L was entitled to receive under the original contract. ICO’s plan of reorganization was confirmed by the ICO Bankruptcy Court in October 2009. The effective date of the plan is subject to, among other things, funding of a new exit financing facility, regulatory approval of the FCC and favorable resolution of any appeals or a finding that such appeals are moot.

Satellite Matters

Satellites are built with redundant components or additional components to provide excess performance margins to permit their continued operation in case of component failure, an event that is not uncommon in complex satellites. Thirty of the satellites built and launched since 1997 and still on orbit have experienced some loss of power from their solar arrays. There can be no assurance that one or more of the affected satellites will not experience additional power loss. In the event of additional power loss, the extent of the performance degradation, if any, will depend on numerous factors, including the amount of the additional power loss, the level of redundancy built into the affected satellite’s design, when in the life of the affected satellite the loss occurred, how many transponders are then in service and how they are being used. It is also possible that one or more transponders on a satellite may need to be removed from service to accommodate the power loss and to preserve full performance capabilities on the remaining transponders. A complete or partial loss of a satellite’s capacity could result in a loss of orbital incentive payments to SS/L. SS/L has implemented remediation measures that SS/L believes will reduce this type of anomaly for satellites launched after June 2001. Based upon information currently available relating to the power losses, we believe that this

SPACE SYSTEMS/LORAL, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

13. Commitments and Contingencies  – (continued)

matter will not have a material adverse effect on our consolidated financial position or our results of operations, although no assurance can be provided.

Nonperformance can increase costs and subject SS/L to damage claims from customers and termination of the contract for SS/L’s default. SS/L’s contracts contain detailed and complex technical specifications to which the satellite must be built. It is very common that satellites built by SS/L do not conform in every single respect to, and contain a small number of minor deviations from, the technical specifications. Customers typically accept the satellite with such minor deviations. In the case of more significant deviations, however, SS/L may incur increased costs to bring the satellite within or close to the contractual specifications or a customer may exercise its contractual right to terminate the contract for default. In some cases, such as when the actual weight of the satellite exceeds the specified weight, SS/L may incur a predetermined penalty with respect to the deviation. A failure by SS/L to deliver a satellite to its customer by the specified delivery date, which may result from factors beyond SS/L’s control, such as delayed performance or nonperformance by its subcontractors or failure to obtain necessary governmental licenses for delivery, would also be harmful to SS/L unless mitigated by applicable contract terms, such as excusable delay. As a general matter, SS/L’s failure to deliver beyond any contractually provided grace period would result in the incurrence of liquidated damages by SS/L, which may be substantial, and if SS/L is still unable to deliver the satellite upon the end of the liquidated damages period, the customer will generally have the right to terminate the contract for default. If a contract is terminated for default, SS/L would be liable for a refund of customer payments made to date, and could also have additional liability for excess re-procurement costs and other damages incurred by its customer, although SS/L would own the satellite under construction and attempt to recoup any losses through resale to another customer. A contract termination for default could have a material adverse effect on SS/L and us.

SS/L currently has a contract-in-process which, as of March 31, 2010, had an estimated delivery date later than the contractually specified date after which the customer was entitled to terminate the contract for default. The customer is an established operator which intends to utilize the satellite in the operation of its existing business. SS/L and the customer have continued to perform their obligations under the contract, and the customer has continued to make milestone payments to SS/L. No adjustment was made to our financial statements as of March 31, 2010 because we believed that the customer would take delivery of this satellite and would not seek to terminate the contract for default. If the customer had successfully terminated the contract for default, the customer would have been entitled to a full refund of its payments and liquidated damages, which through March 31, 2010 totaled approximately $115 million, plus re-procurement costs and interest. In the event of a termination for default, SS/L would own the satellite and would attempt to recoup any losses through resale to another customer. In May 2010, the customer contract was amended to revise the delivery date such that the current estimated delivery date precedes the contractually specified date after which the customer may terminate the contract for default.

SS/L is building a satellite known as CMBStar under a contract with EchoStar Corporation (“EchoStar”). Satellite construction is substantially complete. EchoStar and SS/L have agreed to suspend final construction of the satellite pending, among other things, further analysis relating to efforts to meet the satellite performance criteria and/or confirmation that alternative performance criteria would be acceptable. EchoStar has also stated that it is currently evaluating potential alternative uses for the CMBStar satellite. There can be no assurance that a dispute will not arise as to whether the satellite meets its technical performance specifications or, if such a dispute did arise, that SS/L would prevail. SS/L believes that if a loss is incurred with respect to this program, such loss would not be material.

SS/L relies, in part, on patents, trade secrets and know-how to develop and maintain its competitive position. There can be no assurance that infringement of existing third party patents has not occurred or will not occur. In the event of infringement, we could be required to pay royalties to obtain a license from the patent holder, refund money to customers for components that are not useable or redesign our products to

SPACE SYSTEMS/LORAL, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

13. Commitments and Contingencies  – (continued)

avoid infringement, all of which would increase our costs. We may also be required under the terms of our customer contracts to indemnify our customers for damages.

See Note 14 for commitments and contingencies relating to our obligation to make payments to Telesat for transponders on Telstar 10 and Telstar 18.

Regulatory Matters

We are required to obtain licenses and enter into technical assistance agreements, presently under the jurisdiction of the State Department, in connection with the export of satellites and related equipment, and with the disclosure of technical data or provision of defense services to foreign persons. Due to the relationship between launch technology and missile technology, the U.S. government has limited, and is likely in the future to limit, launches from China and other foreign countries. Delays in obtaining the necessary licenses and technical assistance agreements have in the past resulted in, and may in the future result in, the delay of SS/L’s performance on its contracts, which could result in the cancellation of contracts by its customers, the incurrence of penalties or the loss of incentive payments under these contracts.

Legal Proceedings

We are subject to various legal proceedings and claims, either asserted or unasserted, that arise in the ordinary course of business. Although the outcome of these legal proceedings and claims cannot be predicted with certainty, we do not believe that any of these existing legal matters will have a material adverse effect on our consolidated financial position or our results of operations.

14. Related Party Transactions

Transactions with Affiliates

Telesat

As of March 31, 2010, we had contracts with Telesat, an affiliate of Loral in which Loral holds a 64% economic interest, for the construction of the Telestar 14R and Nimiq 6 satellites, and as of March 31, 2009 SS/L had a contract with Telesat for the construction of the Nimiq 5 satellite. Information related to satellite construction contracts with Telesat is as follows:

	Three Months Ended March 31,
	2009	2010
	(In thousands)
Revenues from Telesat satellite construction contracts	$24,248	$22,169
Milestone payments received from Telesat	14,724	19,269

Amounts receivable by SS/L from Telesat as of December 31, 2009 and March 31, 2010, were $6.1 million and $10.9 million, respectively, related to satellite construction contracts.

In connection with an agreement reached in 1999 and an overall settlement reached in February 2005 with ChinaSat relating to the delayed delivery of ChinaSat 8, SS/L has provided ChinaSat with usage rights to two Ku-band transponders on Telesat’s Telstar 10 for the life of such transponders (subject to certain restoration rights) and to one Ku-band transponder on Telesat’s Telstar 18 for the life of the Telstar 10 satellite plus two years, or the life of such transponder (subject to certain restoration rights), whichever is shorter. Pursuant to an amendment to the agreement executed in June 2009, in lieu of rights to one of the Ku-band transponders on Telstar 10, ChinaSat has rights to an equivalent amount of Ku-band capacity on Telstar 18 (the “Alternative Capacity”). The Alternative Capacity may be utilized by ChinaSat until April 30, 2019 subject to certain conditions. Under the agreement, SS/L makes monthly payments to Telesat for the transponders allocated to ChinaSat. Effective with the termination of Telesat’s leasehold interest in Telstar 10

SPACE SYSTEMS/LORAL, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

14. Related Party Transactions  – (continued)

in July 2009, SS/L makes monthly payments with respect to capacity used by ChinaSat on Telstar 10 directly to APT, the owner of the satellite. As of December 31, 2009 and March 31, 2010, our consolidated balance sheet included a liability of $8.4 million and $8.0 million, respectively, for the future use of these transponders. We have also recorded $0.2 million of interest expense on the liability related to these transponders for each of the three-month periods ended March 31, 2009 and 2010. During the three months ended March 31, 2009 and 2010, we made payments of $0.7 million and $0.5 million, respectively, including interest, to Telesat pursuant to the agreement.

Loral and ViaSat, Inc.

In connection with an agreement entered into between SS/L and ViaSat, Inc. (“ViaSat”) for the construction by SS/L for ViaSat of a high capacity broadband satellite called ViaSat 1 (the “ViaSat 1 Satellite”), on January 11, 2008, Loral entered into certain agreements, pursuant to which Loral is investing in the Canadian coverage portion of the ViaSat 1 Satellite and granted to Telesat an option to acquire Loral’s rights to the Canadian payload. The option expired without having been exercised in October 2009. Michael B. Targoff, Loral’s Vice Chairman, Chief Executive Officer and President, and another Loral director serve as members of the ViaSat Board of Directors.

A Beam Sharing Agreement between Loral and ViaSat provides for, among other things, (i) the purchase by Loral of a portion of the ViaSat 1 Satellite payload providing coverage into Canada (the “Loral Payload”) and (ii) payment by Loral of 15% of the actual costs of launch and associated services, launch insurance and telemetry, tracking and control services for the ViaSat 1 Satellite. The aggregate cost to Loral for the foregoing is estimated to be approximately $60 million. We recorded sales to ViaSat under this contract of $22.4 million and $11.0 million for the three months ended March 31, 2009 and 2010, respectively. Loral’s share of cumulative costs for the ViaSat-1 satellite was $29.3 million as of March 31, 2010. SS/L is providing vendor financing to Loral related to Loral’s portion of the ViaSat-1 satellite construction. SS/L’s financing commitment to Loral before interest is approximately $9.8 million, which could grow to a maximum of $13 million. The vendor financing bears interest at 8.0%, compounded quarterly. Principal amounts will be repaid quarterly commencing on the last day of the first calendar quarter after the due date of the final milestone payment. Interest is payable quarterly beginning on the second principal payment date. If the loan has not previously been paid back in full, the maturity date is December 31, 2012. As of March 31, 2010, our consolidated balance sheet included a $5.5 million receivable from Loral related to this contract, of which $4.8 million is vendor financing.

Costs of satellite manufacturing for sales to related parties including our affiliates (Loral and Telesat) and ViaSat were $43.7 million and $31.2 million for the three months ended March 31, 2009 and 2010, respectively.

MHR Fund Management LLC (“MHR”)

Various funds affiliated with MHR held, as of both December 31, 2009 and March 31, 2010, approximately 39.9% of the outstanding voting common stock of Loral and as of both December 31, 2009 and March 31, 2010 held a combined ownership of voting and non-voting common stock of Loral of 59%.

Dr. Mark H. Rachesky and Mr. Hal Goldstein are co founders and managing principals of MHR. Mr. Sai Devabhaktuni served as a managing principal of MHR until May 2010. Dr. Rachesky, Mr. Goldstein and Mr. Devabhaktuni are directors of Loral and SS/L.

Funds affiliated with MHR are participants in a $200 million credit facility of Protostar Ltd. (“Protostar”), dated March 19, 2008, with an aggregate participation of $6.0 million. The MHR funds also own certain equity interests in Protostar and have the right (which has not yet been exercised) to nominate one of nine directors to Protostar’s board of directors. During July 2009, Protostar filed for bankruptcy protection under chapter 11 of the Bankruptcy Code. The recovery, if any, that the funds affiliated with MHR may realize on their Protostar debt and equity holdings is subject to the Protostar bankruptcy process.

SPACE SYSTEMS/LORAL, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

14. Related Party Transactions  – (continued)

Pursuant to a contract with Protostar valued at $26 million, SS/L has modified a satellite that Protostar acquired from China Telecommunications Broadcast Satellite Corporation, China National Postal and Telecommunication Broadcast Satellite Corporation and China National Postal and Telecommunications Appliances Corporation under an agreement reached in 2006. This satellite, renamed Protostar I, was launched on July 8, 2008. Pursuant to a bankruptcy auction, Protostar I was sold in November 2009. For the year ended December 31, 2009, as a result of Protostar’s bankruptcy process and the sale of the satellite, SS/L recorded a charge of approximately $3 million to increase its allowance for billed receivables from Protostar.

Loral Management and Shared Services Agreements

Loral charges SS/L for expenses it incurs for the benefit or on behalf of SS/L. These expenses are included in selling, general and administrative expenses in SS/L’s statements of operations and primarily include directors and officers insurance and audit fees. These costs charged to SS/L amounted to $1.1 million and $0.8 million for the three months ended March 31, 2009 and 2010, respectively.

Loral allocates corporate management expenses to SS/L. All corporate expenses, net of management fee income, are allocated to SS/L, except for expenses considered to provide no benefit to SS/L. Allocated amounts are included in selling, general and administrative expenses in SS/L’s statements of operations and were $3.3 million and $3.1 million for the three months ended March 31, 2009 and 2010, respectively. During the three months ended March 31, 2010, SS/L paid $4 million to Loral for allocated corporate management expenses. No payments were made by SS/L for allocated corporate management expenses during the three months ended March 31, 2009. In addition, Loral charges SS/L a fee for management services it provides. The fee charged to and paid by SS/L amounted to $0.4 million for each of the three-month periods ended March 31, 2009 and 2010.

SCHEDULE II

VALUATION AND QUALIFYING ACCOUNTS
For the Years Ended December 31, 2007, 2008 and 2009
(In thousands)

	Additions
Description	Balance at Beginning of Period	Charged to Costs and Expenses	Charged to Other Accounts(1)	Deductions From Reserves(2)	Balance at End of Period
Year ended December 31, 2007
Allowance for billed receivables	$223	$—	$—	$—	$223
Inventory allowance	$29,598	$(543)	$—	$(609)	$28,446
Deferred tax valuation allowance	$158,050	$8,283	$17,513	$(5,356)	$178,490
Year ended December 31, 2008
Allowance for billed receivables	$223	$700	$—	$—	$923
Inventory allowance	$28,446	$—	$—	$(1,246)	$27,200
Deferred tax valuation allowance	$178,490	$229	$40,382	$—	$219,101
Year ended December 31, 2009
Allowance for billed receivables	$923	$2,759	$—	$—	$3,682
Inventory allowance	$27,200	$1,042	$55	$—	$28,297
Deferred tax valuation allowance	$219,101	$(9,904)	$3,037	$—	$212,234

(1)	The allowance for long-term receivables is recorded as a reduction to revenues. Changes in the deferred tax valuation allowance charged to other accounts were recorded in accumulated other comprehensive income (loss), goodwill and other deferred tax assets.
(2)	Deductions from reserves reflect write-offs of uncollectible billed receivables, disposals of inventory and reversal of excess deferred tax valuation allowance recorded as a reduction to goodwill.

******

Appendix A-1

2008 Hewitt Total Compensation Measurement Database Companies

Acxiom Corp.

ADC Telecommunications, Inc. Corporation

Aerojet-General Corporation

Alcon Laboratories, Inc.

ALLETE, Inc.

Alpharma Inc.

American Commercial Lines

Ameron International Corporation

Arkansas Electric Cooperative Corporation

Ash Grove Cement Company

Associated Electric Cooperative Inc.

BAE Systems Ship Repair, Inc.

Behr America

Bissell Homecare, Inc.

Brady Corporation

Brush Engineered Materials Inc

Bush Brothers & Company

Clarke American Checks, Inc.

Cleco Corporation

Coleman Cable Inc

Compression Systems

Edwards Lifesciences LLC

El Paso Electric Company

ESCO Technologies Inc.

Federal Signal

Fellowes, Inc

Foster's Wine Estates Americas

GATX Corporation

Graco Inc.

Greyhound Lines, Inc.

GTSI Corp.

H. B. Fuller Company

HNTB Companies

Hollister Incorporated

Kaman Corporation

Lord Corporation

Marvin Windows and Doors

Milacron Inc.

Neenah Paper, Inc

Olin Corporation

OMNOVA Solutions Inc.

Perrigo

Rhodia, Inc.

Schreiber Foods Inc.

Stihl Incorporated

Targus Group International, Inc.

TDS Telecommunications Corporation

Tecumseh Products Company

TeleTech Holdings, Inc.

The Aerospace Corporation

The Dannon Company, Inc.

The MITRE Corporation

Tidewater Inc.

Timex Corporation

Tredegar Corporation

TreeHouse Foods, Inc

TriMas Corporation

U.S. Concrete, Inc.

Uline, Inc.

Valmont Industries, Inc.

Valves & Measurement

Wabtec-Westinghouse Air Brake Technologies Corporation

Walter Industries, Inc.

Waters Corporation

Watts Water Technologies Inc.

Wolverine World Wide Inc.

Woodward Governor Company

Zep, Inc.

A-1-1

Appendix A-2

2008 Radford Executive Survey Companies

2Wire

3Com

Abbott Labs

Accenture

Accuray

Acer America

Activant Solutions

Activision Blizzard

Acxiom

ADC

Adobe Systems

ADTRAN

Advanced Micro Devices

Advent Software

Affiliated Computer Services

Affymetrix

Agilent Technologies

Airvana

Akamai Technologies

Alcatel-Lucent

Align Technology

Allegro Microsystems

Alliance Data Systems

Alltel

Alpha & Omega Semiconductor

Altera

Amazon.com

AMCC

Amdocs

American Power Conversion

Anritsu

AOL

APL

Apple

Applera

Applied Materials

Argon ST

Ariba

Arrow Electronics

Arthrocare

ASML

Aspect Software

Asyst Technologies

AT&T

ATMEL

Autodesk

Avago Technologies

Avande

Avanex

Avaya

Avid Technology

Axcelis Technologies

BAE Systems

BAE Systems Land and Armament

BAE Systems-Network Systems

Battelle Memorial Institute

Baylor Health Care System

Bell Microproducts

Bio-Rad Laboratories

Blue Coat Systems

Blue Shield Of California

BMC Software

Bookham Technology

Borland Software

Bose

Boston Scientific

Bowe Bell & Howell

Broadcom

Broadridge

Brooks Automation

CA

Cabot Microelectronics

Cadence Design Systems

CAE-USA

CalAmp

California Casualty Management

Callaway Golf

Carl Zeiss Meditec

Carl Zeiss Vision

CBSI

CCC Information Services

CDW Corporation

Celanese Chemical

Celerity

Celestica International

Cerner

Checkfree

Cisco Systems

Citrix Systems

Cognex

Coherent

Comcast Entertainment Group

Comm & Power Industries

CompuCom Systems

Computer Sciences

Compuware

Conexant Systems

Corbis

Corel

Corning

Covad Communications

Coviden

A-2-1

CREE

Cricket Communications

CSG Systems

Cubic Corporation

Cymer

Cypress Semiconductor

Dassault Systems Enovia

Datalogic Scanning

DataPath

DealerTrack

Dell

Digital River

Diodes

DIRECTV

Discovery Communications

Disney Interactive Media Group

DJO

Dolby Laboratories

Dot Hill Systems

Dresser Wayne

DRS Technologies

Earthlink

Eastman Kodak

eBay

ECC

Eclipsys

Edwards Lifesciences

Electro Scientific Industries

Electronic Arts

Electronic Data Systems

Electronics For Imaging

EMBARQ

EMC

Emdeon Business Services

EMS Technologies

Emulex

Entegris

Epicor Software

EPRI

Equinix

Ericsson

Expedia

Experian

Exponent

Extreme Networks

F5 Networks

Fairchild Semiconductor

Finisar

Fisher Investments

Flextronics International

Flir Systems

FormFactor

Forrester Research

Foster-Miller

Foundry Networks

Fox Interactive Media

Freddie Mac

Freescale Semiconductor

Fujitsu America Management Services Of America

Genencor, a Danisco Division

Genentech

General Atomics

General Dynamics

Getty Images

Google

GSI Commerce

GSI Group

Harmonic

Harris

Harris Stratex Networks

Headway Technologies

Henkel Of America

Hitachi America

Hitachi Data Systems

Hitachi Global Storage Technologies

Hologic

Howard Hughes Medical

Hughes Network Systems

Hutchinson Technology

Hypercom

I2 Technologies

IAC Search & Media

ICF International

IM Flash Technologies

Infineon Technologies

Infinera

InFocus

Informatica

Insight

Integrated Device Technology

Intel

Intelsat

Intermec

International Game Tech

International Rectifier

Intersil

Intervoice

Interwoven

Intevac

Intuit

Intuitive Surgical

Invensys

IPC Systems

ITG

Itron

Jazz Semiconductor A Tower Company

A-2-2

JDS Uniphase

Jet Propulsion Lab

Johnson Controls

Juniper Networks

Kaiser Permanente-KPIT

KPMG

Kronos

Kulicke and Soffa

Kyocera International

Lam Research

Lattice Semiconductor

Lawrence Livermore Nat'l Lab

Lawson Software

Leapfrog Enterprises

Lenovo

Level 3 Communications

LexisNexis

Lexmark International

Lifescan

Logitech

LSI

LTX Credence

Lucasfilm Ltd

Macrovision

Magma Design Automation

Mantech International

Marvell

Mattson Technology

McAfee

Mckesson

Meggitt-Usa

MEMC Electronic Materials

Mentor Graphics

Mercury Computer Systems

Merix

Metavante

Micrel Semiconductor

Micron Technology

Microsemi

Microsoft

MISYS

Mitel Networks

Mitsubishi Digital Electronics America

Molex

Monster Cable Products

Monster Worldwide

Motorola

Move.com

Movius

MSC.Software

MSI Systems Integrators

National Instruments

National Semiconductor

Navteq

NCR

NCS Pearson

NDS

NEC Corp Of America

NEC Electronics America

Nektar Therapeutics

Netapp

Netflix

Neustar

New United Motor Manufacturing

Nikon Precision

Nintendo of America

Nokia-US

Nortel

Novatel Wireless

Novell

Novellus Systems

Nuance Communications

Numonyx

Nvidia

NXP Semiconductors-US

OCE North America

Omnicell

Omnivision Technologies

ON Semiconductor

Open Text

Oracle

Orbital Sciences

Orbitz Worldwide

Palm

Panasonic Corporation North America

Panduit

PerkinElmer

Perot Systems

Philips Healthcare

Philips Lumileds Lighting Company

Pitney Bowes

Planar Systems

Plantronics

PMC-Sierra

Polycom

Powerwave Technologies

Presstek

Progress Software

Promega

Provide Commerce

QAD

Qimonda North America

Qlogic

Qualcomm

Quantum

Quintiles

A-2-3

Qwest Communications

Rackable Systems

Radiant Systems

RADISYS

Rand

RCN

Realnetworks

Red Hat

Redback Networks, an Ericsson Company

Renesas Technology America

Research in Motion-US

RESMED

RF Micro Devices

Ricoh Electronics

Riverbed Technology

Robert Half International

S1

Sabre Holdings

Sage Software

Salesforce.com

Samsung Austin Semiconductor

Samsung Telecom America

Sandia National Labs-NM

Sandisk

Sanmina

SAP America

SAS

Savvis Communications

Schlumberger

Science Applications International

Scitor

Seagate Technology

Secure Computing

Semtech

Sensata Technologies

Sensus Metering Systems

Serena Software

SGI

Sharp Microelectronics of The Americas

Shure

Siemens Corporation

Siemens PLM Software

Sigma Designs

Silicon Image

Silicon Laboratories

Silicon Storage Technology

Siltronic Corporation

Sirf Technology

SkillSoft

Skyworks Solutions

Smart Modular Technologies

SMSC

Software Ag

Solidworks

Sonus Networks

Sony Computer Entertainment America

Sony Corporation of America

Sony Electronics

Space Systems/Loral

Spansion

Spirent Communications

Sprint Nextel

SPSS

SRI International

St Jude Medical-CRMD

Standard Insurance Company

Stanley Associates

Sterling Commerce

STMicroelectronics

Stratus Technologies

Stryker Endoscopy

SUMCO USA Phoenix

Sungard

SunPower

SureWest Communications

SVB Financial Group

Sybase

Symantec

Symmetricom

Synaptics

Syniverse Technologies

Synnex

Synopsys

Synthes USA

Take Two Interactive Software

Tauck World Discovery

Tekelec

Telcordia Technologies

Tellabs

Teradata

Teradyne

Texas Instruments

Thales

The Clorox Company

The Mathworks

The Mitre Corporation

Thermo Fisher Scientific

Thomson Reuters-US (Fka: Reuters)

THQ

TIBCO Software

Ticketmaster

Tivo

T-Mobile

Tokyo Electron Us Holdings

Toppan Photomasks

A-2-4

Toshiba America Business Solutions

Toshiba America Electronic Components

Toshiba America Information Systems

Toshiba America Medical System

Travelport

Tree.com

Trend Micro

Trident Microsystems

Trimble Navigation

Triquint Semiconductor

Trizetto

Ubisoft

Ultra Clean Technology

United Online

UTStarcom

Varian

Varian Medical Systems

Varian Semiconductor Equipment

Veeco Instruments

Vegas.com

Verigy

Verisign

Verizon Wireless

ViaSat

Virgin Mobile

VISA USA

Vishay-Siliconix

Vision Service Plan

Vitesse Semiconductor

Vivendi Games

VMware

Vonage

Wafertech

Walmart.com USA

Websense

Welch Allyn

Wells Fargo Bank

Western Digital

Williams Sonoma

Wind River Systems

Windstream Communications

WMS Gaming

Xerox International Partners

Xilinx

XO Holdings

Xyratex International

Yahoo!

Zebra Technologies
Zoran

A-2-5

Appendix A-3

Annual and Long-Term Incentive Review Companies

Aerojet-General Corporation

The Aerospace Corporation

Ametek, Inc.

Avaya Inc.

BAE Systems, Inc. Corporation

The Boeing Company

Brady Corporation

Brightpoint, Inc.

Cooper Industries, Inc.

Curtiss-Wright Corporation

The DIRECTV Group, Inc.

Emerson Electric Co.

General Dynamics Corporation

Global Crossing Ltd.

Goodrich Corporation

Honeywell International Inc.

Hubbell Incorporated

ITT Corporation

L-3 Communications Corporation

Lockheed Martin Corporation

NCR Corporation

Northrop Grumman Corporation

Qualcomm Inc.

Qwest Communications

Raytheon Company

Rockwell Automation

Rockwell Collins

Schneider Electric USA

Science Applications International Corporation

Siemens

Textron Inc.

Thomas & Betts Corporation

United Space Alliance

United Technologies Corporation

Waters Corporation

Windstream Communications

A-3-1

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution.

The following table sets forth the costs and expenses, other than the underwriting discounts and commissions, payable by Space Systems/Loral, Inc., or SS/L, in connection with the sale of common stock being registered. All amounts shown are estimates, except the SEC registration fee, the FINRA filing fee and the Nasdaq application fee.

Item	Amount to be Paid
SEC Registration Fee	$7,130
FINRA Filing Fee	20,500
Nasdaq Fee	*
Blue Sky Fees and Expenses	*
Legal Fees and Expenses	*
Accounting Fees and Expenses	*
Printing Expenses	*
Transfer Agent and Registrar Fees	*
Directors’ and Officers’ Liability Insurance Premium	*
Miscellaneous	*
Total	*

*	To be completed by amendment.

Item 14. Indemnification of Directors and Officers.

Our amended and restated certificate of incorporation will limit our directors’ and officers’ liability to the fullest extent permitted under Delaware corporate law. Specifically, our directors and officers will not be liable to us or our stockholders for monetary damages for any breach of fiduciary duty by a director or officer, except for liability:

•	for any breach of the director’s or officer’s duty of loyalty to us or our stockholders;
•	for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;
•	under Section 174 of the Delaware General Corporation Law; or
•	for any transaction from which a director or officer derives an improper personal benefit.

If the Delaware General Corporation Law is amended to authorize corporate action further eliminating or limiting the personal liability of directors or officers, then the liability of our directors and officers shall be eliminated or limited to the fullest extent permitted by the Delaware General Corporation Law, as so amended.

The provision regarding indemnification of our directors and officers in our amended and restated certificate of incorporation will generally not limit liability under state or federal securities laws.

Delaware law and our amended and restated certificate of incorporation provide that we will, in certain situations, indemnify any person made or threatened to be made a party to a proceeding by reason of that person’s former or present official capacity with our company against judgments, penalties, fines, settlements and reasonable expenses including reasonable attorney’s fees. Any person is also entitled, subject to certain limitations, to payment or reimbursement of reasonable expenses in advance of the final disposition of the proceeding. In addition, certain employment agreements to which we are a party provide for the indemnification of our employees who are party thereto.

We also maintain a directors’ and officers’ insurance policy pursuant to which our directors and officers are insured against liability for actions taken in their capacities as directors and officers.

Item 15. Recent Sales of Unregistered Securities.

None.

Item 16. Exhibits and Financial Statement Schedules.

(a)	Exhibits

See Exhibit Index attached to this registration statement, which is incorporated by reference herein.

(b)	Financial Statement Schedules

Schedule II — Valuation and Qualifying Accounts

Item 17. Undertakings.

(a) The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

(b) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to our amended and restated certificate of incorporation or bylaws, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

(c) The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective; and

(2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Registration Statement on Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Palo Alto, in the State of California, on this 3rd day of August, 2010.

SPACE SYSTEMS/LORAL, INC.

By:	/s/ John Celli Name: John Celli Title: President

POWER OF ATTORNEY

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement on Form S-1 has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date
* C. Patrick DeWitt	Non-Executive Chairman of the Board	August 3, 2010
* Michael B. Targoff	Vice Chairman of the Board and Executive Vice President	August 3, 2010
* Mark H. Rachesky, M.D.	Director	August 3, 2010
* Sai S. Devabhaktuni	Director	August 3, 2010
* Hal Goldstein	Director	August 3, 2010
* John D. Harkey, Jr.	Director	August 3, 2010
* Arthur L. Simon	Director	August 3, 2010
* John P. Stenbit	Director	August 3, 2010
/s/ John Celli John Celli	President (Principal Executive Officer)	August 3, 2010
* Ronald A. Haley	Senior Vice President and Chief Financial Officer (Principal Financial Officer)	August 3, 2010
* John Capogrossi	Vice President and Controller (Principal Accounting Officer)	August 3, 2010

*By: /s/ John Celli John Celli Attorney-in-Fact

INDEX TO EXHIBITS

Exhibit Number	Exhibit Description
1.1	Form of Underwriting Agreement.†
3.1	Form of Amended and Restated Certificate of Incorporation of Space Systems/Loral, Inc.†
3.2	Form of Amended and Restated Bylaws of Space Systems/Loral, Inc.†
4.1	Form of Common Stock Certificate of Space Systems/Loral, Inc.†
5.1	Opinion of Willkie Farr & Gallagher LLP regarding the validity of the securities being registered.†
10.1	Form of Management Services Agreement.†
10.2	Form of Tax Sharing Agreement.†
10.3	Form of Guarantee and Reimbursement Agreement.†
10.4	Form of Telesat Restriction Agreement.†
10.5	Credit Agreement, dated as of October 16, 2008, among Space Systems/Loral, Inc., as Borrower, the several lenders from time to time party thereto, Bank of America, N.A., as Documentation Agent, ING Bank, N.V., as Synidcation Agent, and JPMorgan Chase Bank, N.A., as Administration Agent.‡
21.1	List of Subsidiaries of Space Systems/Loral, Inc.**
23.1	Consent of Deloitte & Touche LLP.*
23.2	Consent of Willkie Farr & Gallagher LLP (included in Exhibit 5.1).†
24.1	Power of Attorney (included in the signature pages hereto).**

*	Filed herewith.
**	Previously filed.
†	To be filed by amendment.
‡	Incorporated by reference from Loral Space & Communications Inc.’s Current Report on 8-K filed on October 22, 2008.